Jazz Pharmaceuticals®

Fiscal Year 2008

Proxy Statement and Annual Report

October 23, 2009

Dear Stockholders,

We are pleased to provide you with our proxy statement and 2008 annual report in connection with our 2009 annual meeting of stockholders to be held on December 15, 2009. We realize that this is an unusual time to hold a stockholder meeting; in 2008 we held our meeting in the first half of the year, and we expect to do so again next year. As discussed below, the position of the company earlier in the year resulted in our delaying the stockholder meeting from its usual time.

Our 2008 annual report includes Jazz Pharmaceuticals' financial statements for the year ended December 31, 2008 and was filed on Form 10-K with the Securities and Exchange Commission (SEC) on March 31, 2009; additional information was included in our Form 10-K/A filed with the SEC on April 29, 2009.

As those of you who have been stockholders for much of 2009 can attest, much has changed for our company since those documents were filed with the SEC. Briefly, in early July 2009 we paid the holders of our senior secured notes a total of $14.6 million in interest that was overdue, including a portion at a default interest rate (we had previously not made our December 31, 2008, and March 31 and June 30, 2009 interest payments). We made the required interest payment on September 30, 2009, and we intend to make the December 31, 2009 payment. We believe that we have cured all material defaults under our senior debt agreement, and that our senior debt holders no longer have the right to accelerate the debt.

Many good things have happened at Jazz Pharmaceuticals in 2009, and I wanted to take a moment to summarize them:

- In June 2009, we announced the preliminary top-line results of our second Phase III clinical trial of our JZP-6 product candidate, sodium oxybate for the treatment of fibromyalgia. Like the results of the first Phase III clinical trial, these results were very strong. We plan to submit a New Drug Application (NDA) for our JZP-6 product candidate with the US Food and Drug Administration by the end of the year.
- In July 2009, we completed a private placement of units consisting of common stock and warrants to purchase common stock, resulting in gross proceeds of $7 million.
- We have had record sales of Xyrem® (sodium oxybate), approved for the treatment of excessive daytime sleepiness and cataplexy in narcolepsy patients. We have continued our outreach to physicians who treat these patients through effective marketing programs and our 110 person field force, which calls on sleep specialists, neurologists, psychiatrists and pulmonologists, as well as targeted general practitioners who treat narcolepsy patients.
- Luvox CR® (fluvoxamine maleate) sales have continued to grow during 2009. Luvox CR is approved to treat obsessive compulsive disorder and social anxiety disorder, and is promoted by our sales force to psychiatrists and targeted general practitioners.
- We have carefully controlled our expenses and increased our revenue this year, and as a result, we expect our EBITDA, or earnings before interest, tax, depreciation and amortization, to be positive for the full year 2009. However, GAAP net income is not expected to be positive for the full year 2009.

In summary, while 2008 was a very difficult year for Jazz Pharmaceuticals, 2009 has been a year of great improvement in our financial performance, as well as success in the commercial and clinical areas. Our company still faces many challenges, but we believe our future will be strong, with our planned NDA submission later this year and anticipated continued growth in sales of our products. We are successfully improving the lives of many patients.

To gain a better understanding of Jazz Pharmaceuticals' current financial position, we encourage you to review not only the enclosed documents, but also our filings with the SEC made since the date of our 2008 annual report, including our Form 10-Q for the quarter ended June 30, 2009 and our Form 10-Q for the quarter ended September 30, 2009 that will be filed on or before November 15, 2009 with the SEC and will provide financial information concerning the first nine months of 2009. I think you will agree that we have come a long way since the end of 2008.

Thank you for your continued interest in the company.

Sincerely,

Bruce C. Cozadd
Chairman and Chief Executive Officer

Jazz Pharmaceuticals®

Proxy

JAZZ PHARMACEUTICALS, INC.
3180 Porter Drive
Palo Alto, California 94304

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be Held on December 15, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Jazz Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The meeting will be held on Tuesday, December 15, 2009, at 10:00 a.m. local time at the Company's offices located at 3180 Porter Drive, Palo Alto, California 94304 for the following purposes:

1. To elect the three nominees for director named in the accompanying Proxy Statement to hold office until the 2012 Annual Meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009.
3. To approve the amended and restated form of indemnification agreement for the Company's directors and officers and to ratify the indemnification agreements previously entered into by the Company with its directors and officers in accordance with such form.
4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this notice.

The record date for the Annual Meeting is October 20, 2009. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on December 15, 2009 at 10:00 a.m. local time at the Company's offices located at 3180 Porter Drive, Palo Alto, California 94304.

The proxy statement and annual report to stockholders are available at https://materials.proxyvote.com/472147.

By Order of the Board of Directors

Carol A. Gamble
Secretary

Palo Alto, California
October 23, 2009

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote as soon as possible. You may vote your shares over the telephone or the internet. If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by completing, signing, dating and mailing your proxy card or voting instruction card in the envelope provided. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

JAZZ PHARMACEUTICALS, INC.
3180 Porter Drive
Palo Alto, California 94304

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 15, 2009 AT 10:00 A.M.

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Proxy

Why am I receiving these materials?

The Board of Directors of Jazz Pharmaceuticals, Inc. is soliciting your proxy to vote at the Jazz Pharmaceuticals' 2009 Annual Meeting of Stockholders, or the Annual Meeting, including at any adjournments or postponements of the Annual Meeting. This proxy statement contains important information regarding the Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

Why did I receive a Notice in the mail regarding the internet availability of proxy materials this year instead of a full set of proxy materials?

Jazz Pharmaceuticals is pleased to take advantage of the U.S. Securities and Exchange Commission, or SEC, rules that allows companies to furnish their proxy materials over the internet. Accordingly, Jazz Pharmaceuticals is having a Notice of Internet Availability of Proxy Materials, or Notice, sent to certain of its holders who are holding shares in "street name" for beneficial owners. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice, and if they receive a Notice, to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed set of the proxy materials may be found in the Notice. Jazz Pharmaceuticals intends to have the Notice mailed on or about October 26, 2009 to all stockholders of record entitled to vote at the Annual Meeting who are not receiving a full set of proxy materials.

Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the internet availability of proxy materials?

Jazz Pharmaceuticals is providing stockholders of record who are holding shares in their own name and stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. Jazz Pharmaceuticals intends to mail the full sets of proxy materials to the stockholders described in the previous sentence on or about October 26, 2009.

How do I attend the Annual Meeting?

You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. The Annual Meeting will be held on Tuesday, December 15, 2009 at 10:00 a.m. local time at Jazz Pharmaceuticals' offices located at 3180 Porter Drive, Palo Alto, California, 94304. Directions to the Annual Meeting may be found at https://materials.proxyvote.com/472147. Information on how to vote in person at the Annual Meeting is discussed below. However, you do not need to attend the Annual Meeting to vote your shares.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on October 20, 2009 will be entitled to vote at the Annual Meeting. On this record date, there were 30,988,262 shares of common stock outstanding and entitled to vote.

Stockholders of Record: Shares Registered in Your Name

If on October 20, 2009 your shares were registered directly in your name with Jazz Pharmaceuticals' transfer agent, Computershare Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the internet as instructed below, or fill out and return a proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on October 20, 2009 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and a Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of the three nominees named herein for director to hold office until the 2012 Annual Meeting of Stockholders;
- Ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as Jazz Pharmaceuticals' independent registered public accounting firm for the fiscal year ending December 31, 2009; and
- Approval of the amended and restated form of indemnification agreement for Jazz Pharmaceuticals' directors and officers and the ratification of the indemnification agreements previously entered into by Jazz Pharmaceuticals with its directors and officers in accordance with such form.

What if another matter is properly brought before the meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for all or any of the nominees. For the ratification of the Audit Committee's selection of Ernst & Young LLP as Jazz Pharmaceuticals' independent registered public accounting firm for the fiscal year ending December 31, 2009, you may vote "For" or "Against" or abstain from voting. For the approval of the amended and restated form of indemnification agreement for Jazz Pharmaceuticals' directors and officers and ratification of the indemnification agreements previously entered into by Jazz Pharmaceuticals with its directors and officers in accordance with such form, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholders of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, you may vote by proxy using the enclosed proxy card, or you may vote by proxy over the telephone or on the internet as instructed below. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using a proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-800-652-VOTE (8683) within the U.S., U.S. territories and Canada using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 1:00 a.m., Central Time, on December 15, 2009 to be counted.
- To vote through the internet, go to www.investorvote.com/JAZZ to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 1:00 a.m., Central Time, on December 15, 2009 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a Notice containing voting instructions from that organization rather than from Jazz Pharmaceuticals. Simply follow the voting instructions in the Notice to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker or bank. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the voting instructions from your broker or bank included with the Notice, or contact your broker or bank to request a proxy form.

We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of October 20, 2009.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of all three nominees for director, "For" the ratification of the Audit Committee's selection of Ernst & Young LLP as Jazz Pharmaceuticals' independent registered public accounting firm for the fiscal year ending December 31, 2009, and "For" the approval of the amended and restated form of indemnification agreement for Jazz Pharmaceuticals' directors and officers and the ratification of the indemnification agreements previously entered into by Jazz Pharmaceuticals with its directors and officers in accordance with such form. If any other matter is properly presented at the meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of proxy materials or more than one Notice, or combination thereof?

If you receive more than one set of proxy materials or more than one Notice or a combination thereof, your shares may be registered in more than one name or are registered in different accounts. Please follow the voting instructions on **each** set of proxy materials or Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a timely written notice that you are revoking your proxy to Jazz Pharmaceuticals' Secretary at 3180 Porter Drive, Palo Alto, California 94304.
- You may attend the Annual Meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

Stockholders of Jazz Pharmaceuticals may submit proposals on matters appropriate for stockholder action at meetings of its stockholders in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, or Exchange Act. For such proposals to be included in Jazz Pharmaceuticals' proxy materials relating to its 2010 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and, pursuant to Rule 14a-8, such proposals must be received by Jazz Pharmaceuticals no later than June 28, 2010, which deadline assumes that the 2010 Annual Meeting of Stockholders will be held within 30 days of the anniversary date of this year's Annual Meeting. However, Jazz Pharmaceuticals currently expects that its 2010 Annual Meeting of Stockholders will be held in the first half of 2010 and if so, the deadline will not be June 28, 2010 and will instead be a reasonable time prior to the time Jazz Pharmaceuticals begins to print and mail its proxy materials. Such proposals should be delivered to Jazz Pharmaceuticals, Inc., Attn: Secretary, 3180 Porter Drive, Palo Alto, California 94304.

Pursuant to Jazz Pharmaceuticals' bylaws, if you wish to bring a proposal before the stockholders or nominate a director at the 2010 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in next year's proxy materials, you must notify Jazz Pharmaceuticals' Secretary, in writing, not earlier than the close of business on the 120th day prior to the 2010 Annual Meeting of Stockholders and not later than the close of business on the later of the ninetieth 90th day prior to the 2010 Annual Meeting of Stockholders or the tenth day following the day on which public announcement of the date of the 2010 Annual Meeting of Stockholders is first made. However, in the unlikely event that the 2010 Annual Meeting of Stockholders is held within 30 days of the anniversary date of this year's Annual Meeting, Jazz Pharmaceuticals' bylaws provide that in order to be timely, notice by the stockholder must be so received not later than the close of business on September 16, 2010 nor earlier than the close of business on August 17, 2010. Jazz Pharmaceuticals also advises you to review its bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Among other things, a stockholder's notice to Jazz Pharmaceuticals' Secretary must set forth the information required by Jazz Pharmaceuticals' bylaws with respect to each matter the stockholder proposes to bring before the 2010 Annual Meeting of Stockholders. The chairman of the 2010 Annual Meeting of Stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, the proxy solicited by the Board of Directors for the 2010 Annual Meeting of Stockholders will confer discretionary voting authority with respect to (i) any proposal presented by a stockholder at that meeting for which Jazz Pharmaceuticals has not been provided with timely notice and (ii) any proposal made in accordance with the Jazz Pharmaceuticals' bylaws, if the 2010 proxy statement briefly describes the matter and how management's proxy holders intend to vote on it, if the stockholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For" and "Withhold" votes, and, with respect to proposals other than the election of the nominees named herein for director, "Against," "Abstain" and broker non-votes. A broker non-vote occurs when a nominee, such as a broker or bank, holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. In the event that a broker, bank, custodian, nominee or other record holder of our common stock indicates that it does not have discretionary authority to vote certain shares on a particular proposal, then those shares will be treated as broker non-votes with respect to that proposal. Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your vote is counted on each of the proposals.

Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions will be counted towards the tabulation of shares present in person or represented by proxy and will have the same effect as an "Against" vote on Proposals 2 and 3. Broker non-votes are not counted as votes "For" or "Against" Proposals 2 and 3.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected.
- To be approved, Proposal 2, the ratification of the Audit Committee's selection of Ernst & Young LLP as Jazz Pharmaceuticals' independent registered public accounting firm for the fiscal year ending December 31, 2009, must receive a "For" vote from at least a majority of the shares represented and voting either in person or by proxy at the Annual Meeting on Proposal 2.
- To be approved, Proposal 3, the approval of the amended and restated form of indemnification agreement for Jazz Pharmaceuticals' directors and officers and the ratification of the indemnification agreements previously entered into by Jazz Pharmaceuticals with its directors and officers in accordance with such form, must receive a "For" vote from at least a majority of the shares represented and voting either in person or by proxy at the Annual Meeting on Proposal 3.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 30,988,262 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum. If there is no quorum, the chairman of the meeting or a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our annual report on Form 10-K for the year ending December 31, 2009.

What proxy materials are available on the internet?

The letter to stockholders, proxy statement, and annual report to stockholders are available at https://materials.proxyvote.com/472147.

Proxy

PROPOSAL 1
ELECTION OF DIRECTORS

Jazz Pharmaceuticals' Board of Directors is divided into three classes and each class has a three-year term. Vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors constitute less than a quorum of the Board of Directors. A director elected by the Board to fill a vacancy in a class, shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified. This applies to vacancies created by an increase in the authorized number of directors.

Jazz Pharmaceuticals' Board of Directors presently has 11 members and there are no vacancies. There are three directors in Class II, the class whose term of office expires at the Annual Meeting. Each of the nominees listed below, except for Robert M. Myers, was elected to the Board prior to Jazz Pharmaceuticals' initial public offering in June 2007. Mr. Myers was elected, effective in April 2009, to the Board of Directors and was recommended for election to the Board of Directors by a non-management director. Each of the nominees listed below was recommended for reelection to the Board at the Annual Meeting by the Nominating and Corporate Governance Committee of the Board of Directors. If elected at the Annual Meeting, each of these nominees would serve until the 2012 Annual Meeting of Stockholders and until his successor is elected and has qualified, or until the director's death, resignation or removal. It is Jazz Pharmaceuticals' policy to invite directors and nominees for director to attend annual meetings of stockholders. None of our non-employee directors attended the 2008 Annual Meeting of Stockholders.

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by the Nominating and Corporate Governance Committee of the Board. Each person nominated for election has agreed to serve if elected. Jazz Pharmaceuticals' management has no reason to believe that any nominee will be unable to serve.

The following is a brief biography of each nominee and each director whose term of office will continue after the Annual Meeting, and their respective ages as of October 23, 2009.

Class II Director Nominees for Election for a Three-Year Term Expiring at the 2012 Annual Meeting

Samuel D. Colella, age 69, has served as a member of our Board of Directors since 2004. Since 1999, he has served as Managing Member of Versant Ventures, a venture capital firm, which he co-founded. He serves on the boards of Genomic Health Inc., a molecular diagnostics company, Alexza Pharmaceuticals, a drug delivery company, and several privately-held companies. He received a B.S. from the University of Pittsburgh and an M.B.A. from the Stanford Graduate School of Business.

James C. Momtazee, age 36, has served as a member of our Board of Directors since 2004. Since 1996, he has been employed by Kohlberg Kravis Roberts & Co. L.P., where he is a Member. He serves on the boards of HCA Inc., a healthcare services company, and Accellent Inc., a manufacturing and engineering services company. He received an A.B. from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Robert M. Myers, age 45, is a co-founder and was appointed as our President in March 2007 and has served as a member of our Board of Directors since April 2009. From 2003 until 2007, he served as our Executive Vice President and Chief Business Officer. From 2002 until 2003, he served as Executive Vice President, Pharmaceuticals at Exelixis, a biotechnology company. He previously held various positions with ALZA

Corporation from 1992 to 2001, most recently as its Senior Vice President, Commercial Development. In this role, he was responsible for ALZA Corporation's corporate development, mergers and acquisitions, new product planning and corporate planning. He received B.S. and M.S. degrees from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

The Board of Directors recommends a vote "For" each named nominee.

Class III Directors Continuing in Office Until the 2010 Annual Meeting

Bruce C. Cozadd, age 46 is a co-founder and has served as our Chairman and Chief Executive Officer since April 2009. From 2003 until 2009, he served as our Executive Chairman. From 1991 until 2001, he held various positions with ALZA Corporation, a pharmaceutical company now owned by Johnson & Johnson, most recently as its Executive Vice President and Chief Operating Officer, with responsibility for research and development, manufacturing and sales and marketing. Previously at ALZA Corporation he held the roles of Chief Financial Officer and Vice President, Corporate Planning and Analysis. He serves on the boards of Cerus Corporation, a biopharmaceutical company, Threshold Pharmaceuticals, a biotechnology company, and The Nueva School and Stanford Hospital and Clinics, both non-profit organizations. He received a B.S. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Michael W. Michelson, age 57, has served as a member of our Board of Directors since 2004. Since 1981, he has been employed by Kohlberg Kravis Roberts & Co. L.P., where he is a Member and also serves on KKR's Investment and Other Business committees. He serves on the boards of HCA Inc., a healthcare services company and Biomet, Inc., a healthcare manufacturing company. He received an A.B. from Harvard College and a J.D. from Harvard Law School.

Kenneth W. O'Keefe, age 42, has served as a member of our Board of Directors since 2004. Since 1997, he has been Managing Director of Beecken Petty O'Keefe & Company, a private equity firm, which he co-founded. He serves on the boards of several privately-held healthcare companies. He received a B.A. from Northwestern University and an M.B.A. from the University of Chicago.

Alan M. Sebulsky, age 49, has served as a member of our Board of Directors since 2004. Since 2003, he has served as a Managing Partner of Apothecary Capital LLC, an investment advisory firm. From 2002 to 2003, he was an independent investor. From 1994 to 2002, he held various positions, most recently as a Managing Director, at Lincoln Capital Management, a private investment management firm, where he was responsible for investments in the health care industry. He received a B.B.A. and an M.S. from the University of Wisconsin, Madison.

Class I Directors Continuing in Office Until the 2011 Annual Meeting

Bryan C. Cressey, age 59, has served as a member of our Board of Directors since 2006. Since 2007 he has been a Partner of Cressey and Company, LLC, and since 1998, he has been a Partner of Thoma Cressey Bravo, Inc., both private equity firms of which he is a founder. He serves on the boards of Belden, Inc., a networking cable technology company, Select Medical Corporation, a healthcare services company, and several privately-held healthcare services companies. He received a B.A. from the University of Washington, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

Patrick G. Enright, age 47, has served as a member of our Board of Directors since July 2009. Since 2006, he has served as a Managing Member of Longitude Capital, a venture capital firm, of which he is a founder. From 2002 through 2006, Mr. Enright was a Managing Director of Pequot Ventures where he co-led the life sciences investment practice. Mr. Enright also has significant life sciences operations experience, beginning his career more than 25 years ago at Sandoz (now Novartis). He currently serves on the boards of Corcept Therapeutics Incorporated, a pharmaceutical company, and several privately-held companies. Mr. Enright received a B.S. from Stanford University and an M.B.A. from the Wharton School at the University of Pennsylvania.

James B. Tananbaum, M.D., age 45, has served as a member of our Board of Directors since 2003. Since 2000, Dr. Tananbaum has been a Managing Member of Prospect Venture Partners, a venture capital firm he co-founded. He serves on the boards of Critical Therapeutics, Inc., Infinity Pharmaceuticals, Inc., Novavax, Inc., and several privately-held companies. Dr. Tananbaum was also the founder of GelTex, Inc. and Theravance, Inc. He received a B.S.E.E. from Yale University, and an M.D. and an M.B.A. from Harvard University.

Nathaniel M. Zilkha, age 34, has served as a member of our Board of Directors since October 2007. Since August 2007, he has been employed at Kohlberg Kravis Roberts & Co., L.P., where he is a Director. From July 1999 to May 2007, Mr. Zilkha was a vice president at Goldman Sachs, where he led the healthcare investing efforts for the Goldman Sachs Capital Partners funds. He currently serves on the board of Oriental Brewery Co. Ltd. Mr. Zilkha graduated cum laude from Princeton University in 1999.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of Jazz Pharmaceuticals' Board of Directors

As required under the NASDAQ Stock Market LLC, or NASDAQ, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board of Directors consults with internal counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of NASDAQ, as in effect time to time. Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Jazz Pharmaceuticals, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except that Mr. Cozadd, our Chief Executive Officer and Chairman, and Mr. Myers, our President, are not independent directors by virtue of their employment with Jazz Pharmaceuticals. The Board also determined that Dr. Saks, our former Chief Executive Officer, was not an independent director by virtue of his former employment with Jazz Pharmaceuticals. In addition, the Board determined that each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee during 2008 was an independent director within the meaning of the applicable NASDAQ listing standards and SEC rules, except that, as noted below under "—Audit Committee," although our Board of Directors has determined that Mr. Momtazee meets the independence requirements of the NASDAQ listing standards with respect to members of boards of directors, our Board determined that Mr. Momtazee did not meet the heightened independence requirements of Rule 10A-3 of the Exchange Act and NASDAQ listing standards with respect to audit committee members, due to his affiliation with Kohlberg Kravis Roberts & Co. L.P., our largest stockholder.

Meetings of the Board of Directors

The Board of Directors met 11 times during the fiscal 2008. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which they served, held during the portion of the last fiscal year for which they were directors or committee members, respectively.

As required under applicable NASDAQ listing standards, in fiscal 2008, Jazz Pharmaceuticals' independent directors met five times during 2008, at each regularly scheduled Board meeting, in regularly scheduled executive sessions at which only independent directors were present.

Committees of the Board

Our Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2008 for each of the standing Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance[1]
Samuel D. Colella		X	X
Bryan C. Cressey	X[2]		
Michael W. Michelson		X*	
James C. Momtazee	X[3]		X*
Kenneth W. O'Keefe	X*		
Alan M. Sebulsky	X		
James B. Tananbaum, M.D.		X	
Total meetings in fiscal 2008	9	8	1

(1) Mr. Colella was chair of the Nominating and Corporate Governance Committee until June 1, 2008, whereupon Mr. Momtazee became chair.
(2) Joined the Audit Committee on April 1, 2008.
(3) Resigned from the Audit Committee on May 31, 2008.
* Committee Chairperson

Below is a description of each standing committee of our Board of Directors. Except as noted below, our Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding "independence" and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to Jazz Pharmaceuticals.

Audit Committee

The Audit Committee of the Board of Directors oversees Jazz Pharmaceuticals' corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. In particular, the Audit Committee:

- evaluates the performance of and assesses the qualifications of the independent auditors;
- determines and approves the engagement of the independent auditors;
- determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors;
- determines and approves the engagement of the independent auditors to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent auditors on Jazz Pharmaceuticals' audit engagement team as required by applicable laws and rules;
- reviews and approves or rejects transactions between Jazz Pharmaceuticals and any related persons;
- confers with management and the independent auditors regarding the effectiveness of our internal control over financial reporting;
- establishes procedures, as required under applicable laws and rules, for the receipt, retention and treatment of complaints received by Jazz Pharmaceuticals regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

- meets to review our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing Jazz Pharmaceuticals' disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our annual and quarterly reports filed with the SEC.

We have a standing Audit Committee that is currently composed of four directors (Messrs. Cressey, Enright, O'Keefe and Sebulsky). During a portion of 2008, Mr. Momtazee was also a member of the Audit Committee. Although our Board of Directors has determined that Mr. Momtazee meets the independence requirements of the NASDAQ listing standards with respect to members of boards of directors, our Board has determined that Mr. Momtazee does not meet the heightened independence requirements of Rule 10A-3 of the Exchange Act and NASDAQ listing standards with respect to audit committee members due to his affiliation with Kohlberg Kravis Roberts & Co. L.P., our largest stockholder. As a result, Mr. Momtazee resigned from the Audit Committee on May 31, 2008. Mr. Cressey joined the Audit Committee in April 2008. Mr. Enright was appointed to the Audit Committee on September 30, 2009. Our Board of Directors has determined that Messrs. Cressey, Enright, O'Keefe and Sebulsky meet the independence requirements of Rule 10A-3 of the Exchange Act and NASDAQ listing standards with respect to audit committee members. Our Board has determined that Mr. O'Keefe qualifies as an "audit committee financial expert" within the meaning of SEC regulations. In making this determination, our Board of Directors considered the overall knowledge, experience and familiarity of Mr. O'Keefe with accounting matters and in analyzing and evaluating financial statements, including his experience managing private equity investments. Mr. O'Keefe serves as chairperson of the Audit Committee.

The Audit Committee met nine times during 2008. The Audit Committee is governed by a written charter that is available on Jazz Pharmaceuticals' website at www.jazzpharmaceuticals.com under the section entitled "Company" at "Board Committees."

Report of the Audit Committee of the Board of Directors(1)

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2008 with management of Jazz Pharmaceuticals. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or the PCAOB, in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Jazz Pharmaceuticals' Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Respectfully submitted,
The Audit Committee of the Board of Directors

Mr. Kenneth W. O'Keefe (Chairperson)
Mr. Bryan C. Cressey
Mr. Alan M. Sebulsky

(1) The material in this report is not "soliciting material", is not deemed "filed" with the Commission and is not to be incorporated by reference in any filing of Jazz Pharmaceuticals under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The Compensation Committee is composed of three directors: Messrs. Colella and Michelson and Dr. Tananbaum. Mr. Michelson serves as the chairperson of the Compensation Committee. All members of the Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Compensation Committee held seven regular meetings and acted by unanimous written consent two times during the fiscal year. The Compensation Committee also had a number of informal discussions and consultations with one another and with Mr. Cozadd, our Chairman and Chief Executive Officer. The Compensation Committee is governed by a written charter that is available on Jazz Pharmaceuticals' website at www.jazzpharmaceuticals.com under the section entitled "Company" at "Board Committees."

The Compensation Committee reviews and oversees our compensation policies, plans and programs, and reviews and determines the compensation to be paid to our executive officers and other senior management. Specific responsibilities of our Compensation Committee include:

- recommending to our Board of Directors for approval the compensation and other terms of employment of our Chairman and Chief Executive Officer;
- determining the compensation and other terms of employment of our other executive officers and senior management;
- reviewing and approving the compensation of our executive officers and other senior management against objectives and goals approved by the Board of Directors;
- evaluating and recommending to our Board of Directors for approval the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and
- reviewing and approving the terms of any employment agreements, severance arrangements, change of control protections and any other compensatory arrangements for our executive officers and other senior management.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets four to six times per year, generally on the same day as regularly scheduled Board meetings and with greater frequency if necessary. The agenda for each meeting is usually developed by our General Counsel, in consultation with our Human Resources department and Mr. Cozadd, our Chairman and Chief Executive Officer. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. Mr. Cozadd may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of Jazz Pharmaceuticals, as well as authority to obtain, at the expense of Jazz Pharmaceuticals, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive compensation (or we may do so on behalf of the Compensation Committee at its request), including the authority to approve the consultant's reasonable fees and other retention terms.

Under its charter, the Compensation Committee may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Board, to grant stock awards under our equity compensation plans. In 2008, the Compensation Committee delegated authority to Mr. Cozadd and Dr. Saks, our former Chief Executive Officer, and in September 2009, to Mr. Myers, our President, (while still also retaining authority for itself and for the Board), to approve discretionary options grants under our 2007 Equity Incentive Plan, or the 2007 Plan, to newly hired employees who are below the Vice President level, to employees newly promoted to below the Vice President level, and to our specialty sales consultants as part of a sales incentive plan. The purpose of this authority is to enhance the flexibility of option administration within Jazz Pharmaceuticals and to facilitate the timely grant of options to new non-officer employees of Jazz Pharmaceuticals within the specified guidelines approved by the Compensation Committee. The total number of shares subject to options that Mr. Cozadd and Mr. Myers may grant during the term of the 2007 Plan may not exceed an aggregate of 2,350,000 shares. No employee may be granted a stock option by Mr. Cozadd or Mr. Myers for more than the number of shares of our common stock that is determined pursuant to the guidelines and policies established by the Compensation Committee from time to time. During 2008, Mr. Cozadd and Dr. Saks exercised their authority to grant options to purchase an aggregate of 384,592 shares to non-officer employees. As part of its oversight function, the Compensation Committee reviews, at each regularly-scheduled meeting of the Compensation Committee, the list of grants made by Mr. Cozadd and Mr. Myers since the last regularly scheduled meeting.

As described under "Executive Compensation—Compensation Discussion and Analysis," in 2007 Compensia, Inc., a compensation consulting firm, provided a competitive compensation assessment with respect to our executive officers, which consisted of providing the Compensation Committee with certain benchmarking material to assist the Compensation Committee in determining executive compensation levels, and in 2008, Compensia provided the Compensation Committee with an update of certain of the benchmarking material provided in 2007. As part of its engagement, Compensia was requested by the Compensation Committee to perform analyses of competitive compensation levels for a group of comparative companies chosen by the Compensation Committee, as well as to provide the Compensation Committee with additional survey data collected from the Radford Biotech Executive Survey.

Historically, the Compensation Committee has made most significant adjustments to annual compensation, determined bonus and equity awards at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to our progress in achieving our corporate objectives under our annual Bonus Plan for the year, as well as high-level strategic issues, such as the efficacy of our compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. For executives other than Mr. Cozadd and Dr. Saks, prior to his leaving the company, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by Mr. Cozadd and Dr. Saks, prior to his leaving the company. While Mr. Cozadd and Dr. Saks, prior to his leaving the company, discuss their recommendations with the Compensation Committee, they do not participate in determining their own compensation. In making their recommendations, Mr. Cozadd and Dr., Saks, prior to leaving the company, receive input from our Human Resources department and have access to various third party compensation surveys and compensation data. Our General Counsel also participates in Compensation Committee meetings, but does not participate in any discussions of executive officer compensation. For all executives, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, our progress against our corporate performance objectives, operational data, tax and accounting information, executive and stock ownership information, company stock performance data, analyses of historical executive compensation levels and current corporate compensation levels, and recommendations of any compensation consultants engaged by the Compensation Committee (or by us on behalf of the Compensation Committee), including analyses of executive compensation paid at other companies identified by any such consultants. The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2008 and fiscal 2009 are described in greater detail under "Executive Compensation—Compensation Discussion and Analysis."

With respect to director compensation matters, our Board of Directors determines and sets non-employee director compensation, including based upon any recommendations provided to our Board by the Nominating and Corporate Governance Committee. Our compensation arrangements for our non-employee directors for 2008 are described under "Director Compensation."

Compensation Committee Interlocks and Insider Participation

In 2008, our Compensation Committee was composed of three directors: Messrs. Colella and Michelson and Dr. Tananbaum. None of the members of our Compensation Committee has at any time been an officer or employee of Jazz Pharmaceuticals. None of our executive officers serves, or in the past fiscal year has served, as a member of the board of directors or the compensation committee of any entity that has one or more of its executive officers serving on our Board of Directors or Compensation Committee. Please see the disclosure below under "—Certain Transactions With or Involving Related Persons—Sales of Securities—Registered Direct Offering" regarding our registered direct offering to select investors and the participation therein of the entities with which Messrs. Colella and Michelson and Dr. Tananbaum are affiliated.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of our Board of Directors is responsible for, among other things:

- overseeing all aspects of our corporate governance functions on behalf of the Board;
- making recommendations to the Board regarding corporate governance issues;
- identifying, reviewing, evaluating and recommending for selection candidates for membership to our Board of Directors;
- reviewing, evaluating and considering the recommendation for nomination of incumbent members of our Board of Directors for reelection to our Board of Directors and monitoring the size of our Board of Directors;
- evaluating nominations by stockholders of candidates for election to our Board of Directors;
- reviewing, discussing and reporting to our Board of Directors an assessment of our Board's performance;
- recommending compensation paid to non-employee directors; and
- determining adherence to our Code of Conduct of our policy statements.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Jazz Pharmaceuticals, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Jazz Pharmaceuticals' stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of Jazz Pharmaceuticals and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Jazz Pharmaceuticals, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to Jazz Pharmaceuticals during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee may use its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board.

The Nominating and Corporate Governance Committee, to date, has not adopted a formal policy with regard to the consideration of director candidates recommended by stockholders and will consider director candidates recommended by stockholders on a case-by-case basis, as appropriate. Stockholders wishing to recommend individuals for consideration by the Nominating and Corporate Governance Committee may do so by delivering a written recommendation to Jazz Pharmaceuticals' Secretary at 3180 Porter Drive, Palo Alto, California 94304 and providing the candidate's name, biographical data and qualifications and a document indicating the candidate's willingness to serve if elected. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate was recommended by a stockholder or not. To date, the Nominating and Corporate Governance Committee has not received any such nominations nor has it rejected a director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

The Nominating and Corporate Governance Committee is composed of two directors: Messrs. Colella and Momtazee. Until June 1, 2008, Mr. Colella was Chairman of the Nominating and Corporate Governance Committee. On June 1, 2008, Mr. Momtazee became Chairman of the Nominating and Corporate Governance Committee. Both members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Nominating and Corporate Governance Committee met one time during 2007. The Nominating and Corporate Governance Committee is governed by a written charter that is available on Jazz Pharmaceuticals' website at www.jazzpharmaceuticals.com under the section entitled "Company" at "Board Committees."

Stockholder Communications with the Board of Directors

To date, we have not adopted a formal process related to stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe that our responsiveness to stockholder communications to the Board has been excellent. As a result, the Board believes that there has not been a need to adopt a formal process for stockholder communications with the Board. During the upcoming year, we expect that the Nominating and Corporate Governance Committee will give consideration to the adoption of a formal process for stockholder communications with the Board and, if adopted, publish it promptly and post it to Jazz Pharmaceuticals' website.

Code of Conduct

The Jazz Pharmaceuticals Code of Conduct applies to all officers, directors and employees, including our principal executive officer, acting principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available on our website at www.jazzpharmaceuticals.com under the section entitled "Company" at "Corporate Responsibility". Stockholders may request a free copy of the Code of Conduct by submitting a written request to Jazz Pharmaceuticals, Inc., Attention: Investor Relations, 3180 Porter Drive, Palo Alto, California 94304. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

EXECUTIVE OFFICERS OF JAZZ PHARMACEUTICALS

The following table sets forth certain information concerning our executive officers as of October 15, 2009:

Name	Age	Position
Bruce C. Cozadd	46	Chairman, Chief Executive Officer and Director
Robert M. Myers	45	President and Director
Carol A. Gamble	57	Senior Vice President, General Counsel and Corporate Secretary
Janne L.T. Wissel	53	Senior Vice President, Chief Regulatory and Compliance Officer
Joan E. Colligan	58	Controller and Acting Principal Financial Officer

Bruce C. Cozadd is a co-founder and has served as our Chairman and Chief Executive Officer since April 2009. From 2003 until 2009, he served as our Executive Chairman. From 1991 until 2001, he held various positions with ALZA Corporation, a pharmaceutical company now owned by Johnson & Johnson, most recently as its Executive Vice President and Chief Operating Officer, with responsibility for research and development, manufacturing and sales and marketing. Previously at ALZA Corporation he held the roles of Chief Financial Officer and Vice President, Corporate Planning and Analysis. He serves on the boards of Cerus Corporation, a biopharmaceutical company, Threshold Pharmaceuticals, a biotechnology company, and The Nueva School and Stanford Hospital and Clinics, both non-profit organizations. He received a B.S. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Robert M. Myers is a co-founder and was appointed as our President in March 2007 and has served as a member of our Board of Directors since April 2009. From 2003 until 2007, he served as our Executive Vice President and Chief Business Officer. From 2002 until 2003, he served as Executive Vice President, Pharmaceuticals at Exelixis, a biotechnology company. He previously held various positions with ALZA Corporation from 1992 to 2001, most recently as its Senior Vice President, Commercial Development. In this role, he was responsible for ALZA Corporation's corporate development, mergers and acquisitions, new product planning and corporate planning. He received B.S. and M.S. degrees from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Carol A. Gamble was appointed as Senior Vice President in 2004 and has served as our General Counsel and Corporate Secretary since 2003. From 2002 to 2003, she served as a consultant to various companies in the pharmaceutical industry. From 2000 to 2002, she served as General Counsel and Corporate Secretary of Aerogen, a biopharmaceutical company later acquired by Nektar Therapeutics. From 1988 to 2000, she held various positions with ALZA Corporation, most recently as its Senior Vice President and Chief Corporate Counsel. She received a B.S. from Syracuse University and a J.D. from the University of California, Berkeley, Boalt Hall.

Janne L. T. Wissel has served as Senior Vice President and Chief Regulatory Officer since October 2007. Prior to that she served as our Senior Vice President of Development from 2004 to 2007, and previously she served as our Vice President of Development. From 1981 to 2003, she held various positions at ALZA Corporation, most recently as its Senior Vice President, Operations, with responsibility for ALZA Corporation's global regulatory, quality, general operations and manufacturing activities. She has led the development, registration and launch of more than 20 pharmaceutical products in the neurology, pediatric psychiatry, endocrinology, urology and oncology areas. She received a B.S. from the University of California, Davis and an M.B.A. from the University of Phoenix.

Joan E. Colligan has served as our Controller since July 2004, and in March 2009 she was designated by our Board as our principal accounting officer and acting principal financial officer. From 2000 to 2004, she served as Controller for research and development at ALZA Corporation. She received a B.S.C. and an M.B.A. from Santa Clara University.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as Jazz Pharmaceuticals' independent registered public accounting firm for the fiscal year ending December 31, 2009 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited Jazz Pharmaceuticals' financial statements since its inception in 2003. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither Jazz Pharmaceuticals' bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as Jazz Pharmaceuticals' independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accounting firm at any time if they determine that such a change would be in the best interests of Jazz Pharmaceuticals and its stockholders.

On behalf of the Audit Committee, the Board of Directors recommends a vote "For" Proposal 2.

Independent Registered Public Accounting Firm Fees and Services

In connection with the audit of our 2008 financial statements, we entered into an engagement agreement with Ernst & Young LLP which sets forth the terms by which Ernst & Young LLP will perform audit and interim services for Jazz Pharmaceuticals. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages. We have entered into a similar agreement with Ernst & Young LLP in relation to our 2009 financial statements.

The following table represents aggregate fees billed to Jazz Pharmaceuticals for the fiscal years ended December 31, 2008 and 2007 by Ernst & Young LLP, Jazz Pharmaceuticals' independent registered public accounting firm:

	Fiscal Year Ended	
	2008	**2007**
Audit Fees	$ 970,948	$1,544,589
Audit-Related Fees	$ 70,000	$ 45,076
Tax Fees	$ 174,626	$ 110,424
All Other Fees	$ 1,500	$ 1,495
Total Fees	$1,217,074	$1,701,584

Audit Fees: Consists of fees for professional services rendered for the audit of our financial statements, review of interim financial statements, assistance with registration statements filed with the Securities and Exchange Commission and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements. Related to fiscal year ended December 31, 2008, fees of $134,000 were billed in connection with Registration Statements on Form S-3 and S-8 filings. Related to fiscal year ended December 31, 2007, fees of $957,925 were billed in connection with our Registration Statements on Form S-1 and Form S-8 filings in connection with our initial public offering.

Audit –Related Fees: Consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." During the fiscal years ended December 31, 2008 and 2007, fees of $70,000 and $45,076, respectively, were billed in connection with accounting consultation services.

Tax Fees: Consists of fees for professional services for tax compliance, tax advice and tax planning. During the fiscal year ended December 31, 2008, fees of $78,750 were billed in connection with tax compliance services and fees of $95,876 were billed in connection with tax advice and planning services. During the fiscal year ended December 31, 2007, fees of $64,364 were billed in connection with tax compliance services and fees of $46,060 were billed in connection with tax advice and planning services.

All Other Fees: Consists of fees for products and services other than the services described above. Related to the fiscal years ended December 31, 2008 and 2007, fees of $1,500 and $1,495, respectively, were billed in connection with access to Ernst & Young's online accounting and tax research tool.

All fees described above were approved by the Audit Committee.

Pre-Approval Policies and Procedures

In February 2007, the Audit Committee adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP, and has pre-approved all new services since that time. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the principal accountant's independence.

PROPOSAL 3
APPROVAL OF AMENDED AND RESTATED FORM OF INDEMNIFICATION AGREEMENT FOR JAZZ PHARMACEUTICAL'S DIRECTORS AND OFFICERS AND RATIFICATION OF THE INDEMNIFICATION AGREEMENTS PREVIOUSLY ENTERED INTO BY JAZZ PHARMACEUTICAL WITH ITS DIRECTORS AND OFFICERS IN ACCORDANCE WITH SUCH FORM

Because of recent developments in the interpretation of companies' indemnification obligations, our Board of Directors determined that we needed to amend the form indemnification agreement that we have used to enter into indemnification agreements with all of our directors and executive officers. The form of amended and restated agreement was filed as Exhibit 10.89 to Jazz Pharmaceuticals' current report on Form 8-K, filed with the SEC on July 7, 2009, and the following summary is qualified in its entirety by reference to the complete text of the amended and restated agreement. The only material change to our prior form indemnification agreement was to make clear that, for our directors serving on our Board of Directors at the direction of a an investment fund, as between Jazz Pharmaceuticals and such investment fund, Jazz Pharmaceuticals' indemnification obligations take precedence to such investment fund's obligations to such director. We have entered into this amended and restated form of indemnification agreement with all of the current members of our Board of Directors and our executive officers. Our Board of Directors believes that all of our future Board members and executive officers should also enter into indemnification agreements because of the prevalence of litigation against directors and officers, the difficulty of obtaining broad directors' and officers' liability insurance and significant limitations in amounts and breadth of coverage, the cost of premiums for that coverage, the potential inability to continue to attract and retain qualified directors and executive officers in light of these circumstances, and the desirability of having our directors and officers resist and defend against what they may consider to be unjustified proceedings.

Neither Jazz Pharmaceuticals' bylaws nor other governing documents or law require stockholder approval of our amended and restated form of indemnification agreement nor ratification of the indemnification agreements previously entered into by Jazz Pharmaceuticals with our Directors and executive officers. However, our Board of Directors believes it is appropriate to submit the form of indemnification agreement to our stockholders for approval and the new indemnification agreements for ratification because the members of the Board are parties to, and the beneficiaries of, the rights contained in the indemnification agreements, and therefore, the Board of Directors is submitting the amendment of the form of indemnification agreement and ratification of the indemnification agreements previously entered into by Jazz Pharmaceuticals with our Directors and executive officers to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to approve the amendment and ratify the agreements, the Board of Directors will reconsider whether or not to retain the amended form of indemnification agreement and whether or not to seek modification or termination of the new indemnification agreements. Even if the amended and restated form is approved and the new indemnification agreements are ratified, the Board of Directors in its discretion may amend the form of indemnification agreement at any time during the year if they determine that such a change would be in the best interests of Jazz Pharmaceuticals and its stockholders.

The Board believes the indemnification agreements serve the best interests of Jazz Pharmaceuticals and our stockholders by strengthening our ability to attract and retain the services of knowledgeable and experienced persons as directors and officers who, through their efforts and expertise, can make a significant contribution to our success. The indemnification agreements are intended to complement the indemnity protection available under applicable law, our bylaws and any policies of insurance we may maintain.

Indemnification under Delaware Law

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any director or officer, or former director or officer (as well as other specified persons), who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person acted in any of the capacities set forth above, or was performing services for another entity at the corporation's request. Indemnification can be provided against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful.

Under Section 145, a corporation may indemnify any director or officer, or former director or officer (as well as other specified persons), who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, or was performing services for another entity at the corporation's request. Indemnification can be provided against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, as long as the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. However, indemnification is not permitted with respect to any claim, issue or matter as to which the director or officer shall have been adjudged to be liable to the corporation unless the Court of Chancery (or other court in which the action was brought) determines that the director or officer is fairly and reasonably entitled to it.

Section 145 also provides that:

- a corporation must indemnify a director or officer against expenses actually and reasonably incurred to the extent that the director or officer has been successful in the defense of any action, suit or proceeding (or claim, issue or matter in an action, suit or proceeding) referred to in the preceding two paragraphs;
- a corporation may advance expenses to a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, as long as an undertaking is given to repay the advances if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation;
- indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and
- a corporation may purchase and maintain insurance on behalf of a director or officer against any liability asserted against him or her or incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Indemnification under Our Bylaws

Under Article XI of our bylaws, we are required to indemnify, to the fullest extent permitted by law, any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person acted in any of the capacities set forth above, or was performing services for another entity at our request. Indemnification is against all liability and loss suffered and expenses reasonably incurred by the director or officer. However, where the proceeding is commenced by the director or officer (except as described in the next sentence), indemnification is required only if commencement of the proceeding was authorized by the Board. If an indemnification claim is not paid in full within 90 days of request therefore, the director or officer may file suit to recover the unpaid amount, and will be entitled to payment of his or her expenses for prosecuting the claim.

Article XI also obligates us to advance expenses for defending any such proceeding, subject to obtaining an undertaking to repay amounts to the extent required by law. Our indemnification obligations under Article XI are not exclusive of any other indemnification rights a director or officer may have.

Summary of Form of Indemnification Agreement

Under the indemnification agreement, we agree to indemnify the director or officer entering into the agreement to the fullest extent permitted by our certificate of incorporation, bylaws and applicable law against indemnifiable expenses in connection with certain types of proceedings:

- to which the director or officer is or was party or is threatened to be made a party by reason of any action or inaction in his or her capacity as a director, officer, employee or agent of ours, or
- with respect to which the director or officer is otherwise involved by reason of the fact that he or she is or was serving as a director, officer, employee or agent of ours, or serving at our request as a director, officer, employee or agent of another entity.

The proceedings include any present or future threatened, pending, contemplated or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative in nature. Indemnifiable expenses include all expenses, liabilities, losses, damages, penalties, costs, attorneys' fees and disbursements, judgments, fines and amounts paid in settlement approved in advance by us incurred or suffered by the director or officer in connection with the proceeding.

Under the indemnification agreement, we agree to pay indemnifiable expenses in advance of the final disposition of the proceeding, as long as we receive an undertaking from the director or officer to repay expenses that were not reasonable or to which he or she is not otherwise entitled.

The indemnification agreement further provides that, with respect to indemnitees that are serving on the Board at the direction of a venture or other investment fund or entity, a Fund, with respect to an indemnitee's service as a director, officer, employee, agent and/or fiduciary of Jazz Pharmaceuticals, our obligations under the indemnification agreement are the primary source of indemnification and advancement, we are required to make all expense advances, and we are liable for all of indemnitee's expenses, to the extent required by the indemnification agreement, our certificate of incorporation and bylaws, without regard to any rights the indemnitee may have against the Fund, and we irrevocably waive, relinquish and release any and all claims against the Fund for contribution, subrogation or any other recovery of any kind in connection with our obligations under the indemnification agreement.

To obtain indemnification, the director or officer must notify us of his or her claim in writing. We must indemnify the director or officer for indemnifiable expenses within 30 days after receipt of the notice. Indemnifiable expenses, other than those for judgments and verdicts actually rendered, may not be incurred without our prior consent, which cannot be unreasonably withheld. We are not liable for expenses in connection with any claim:

- to the extent the expenses paid under a valid, enforceable and collectible insurance policy;
- to the extent the director or officer is indemnified by or paid from another source;
- initiated by indemnitee against Jazz Pharmaceuticals or any director or officer of Jazz Pharmaceuticals unless we have joined in or consented to the initiation of such claim or such claim relates to indemnification for additional expenses;
- made on account of indemnitee's conduct which is determined by final judgment or other final adjudication to have constituted a breach of indemnitee's duty of loyalty to Jazz Pharmaceuticals or its stockholders or an act or omission not in good faith or which involved intentional misconduct or a knowing violation of the law;
- if such indemnification or advancement of expenses would cause Jazz Pharmaceuticals to act in violation of applicable law or any undertaking appearing in and required by the rules and regulations promulgated under the Securities Act or any registration statement filed with the Securities and Exchange Commission under the Securities Act;

- for which final judgment or adjudication is rendered against indemnitee for an accounting, disgorgement or repayment of profits made from the purchase or sale by indemnitee of securities of Jazz Pharmaceuticals against indemnitee, or in connection with a settlement by or on behalf of indemnitee to the extent it is acknowledged by indemnitee and Jazz Pharmaceuticals that such amount paid in settlement resulted from indemnitee's conduct from which indemnitee received monetary personal profit, pursuant to the provisions of Section 16(b) of the Exchange Act; or
- where we are prohibited by law from indemnifying.

If we do not pay a claim within the required 30-day period, the director or officer can bring an action against us to recover the unpaid amount and, if successful in whole or in part, also recover the expenses of bringing the action.

We may defend against any such action by showing that the director or officer has not met the lowest standard of conduct which makes it legally permissible for us to indemnify for the amount claimed. We will have the burden of proof, and the director or officer will be entitled to receive interim indemnifiable expense payments until the defense is finally adjudicated by court order or judgment from which no further right of appeal exists.

We must give prompt notice of any indemnification claim to our D&O insurance carrier and must thereafter take all necessary or desirable action to cause the insurer to pay, on behalf of the director or officer, all amounts payable as a result of the proceeding in accordance with the terms of the policy.

The indemnification agreement is governed by Delaware law.

Indemnification for Liabilities under the Securities Act of 1933

The SEC has expressed its opinion that indemnification of directors, officers and controlling persons of Jazz Pharmaceuticals against liabilities arising under the Securities Act of 1993 is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director or officer of ours in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The Board of Directors recommends
a vote "For" Proposal 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Jazz Pharmaceuticals' common stock as of October 1, 2009, (except as noted) by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table (referred to in this proxy statement as our "named executive officers"); (iii) all executive officers and directors of Jazz Pharmaceuticals as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Proxy

Name and Address of Beneficial Owner[1]	Beneficial Ownership[2] Number of Shares	Percent of Total
5% Stockholders:		
Entities affiliated with Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, NY 10019		
KKR JP LLC[3]	10,504,338	33.26%
KKR JP III LLC[3]	36,445	*
KKR Financial Holdings III, LLC[4]	70,156	*
Entities affiliated with Longitude Capital Management Co., LLC[5] 800 El Camino Real, Suite 220 Menlo Park, CA 94025	2,993,601	9.37%
Bridger Management, LLC[6] 90 Park Avenue, 40th Floor New York, NY 10016	2,667,050	8.61%
Entities affiliated with Thoma Cressey Bravo, Inc.[7] Sears Tower, 92nd Floor 22 South Wacker Drive Chicago, IL 60606	2,432,487	7.81%
Entities affiliated with Versant Ventures[8] 3000 Sand Hill Road, #4-210 Menlo Park, CA 94025	1,663,392	5.34%
Entities affiliated with Beecken Petty O'Keefe & Company[9] 131 Dearborn Street, Suite 2800 Chicago, Il 60603	1,621,659	5.22%
Named Executive Officers and Directors:		
Bruce C. Cozadd[10]	534,026	1.69%
Samuel R. Saks, M.D.[11]	263,226	*
Robert M. Myers[12]	427,225	1.36%
Matthew K. Fust[13]	39,069	*
Carol A. Gamble[14]	135,016	*
Samuel D. Colella[15]	1,690,631	5.43%
Bryan C. Cressey[16]	2,454,987	7.88%
Patrick G. Enright[17]	3,001,359	9.40%
Michael W. Michelson[18]	15,211	*
James C. Momtazee[19]	12,836	*
Kenneth W. O'Keefe[20]	1,661,271	5.34%
Alan M. Sebulsky[21]	57,527	*
James B. Tananbaum, M.D.[22]	1,532,645	4.93%
Nathaniel M. Zilkha[23]	10,730	*
All directors and executive officers as a group (17 persons)[24]	12,088,102	36.22%

* Represents beneficial ownership of less than 1%.

(1) Unless otherwise provided in the table above or in the notes below, the address for each of the beneficial owners listed is c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304.

(2) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the Securities and Exchange Commission, or the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 30,988,262 shares outstanding on October 1, 2009, adjusted as required by rules promulgated by the SEC. The number of shares beneficially owned includes shares of common stock issuable pursuant to the exercise of stock options that are exercisable within 60 days of October 1, 2009, as well as shares credited to individual non-employee director phantom stock accounts under our Directors Deferred Compensation Plan as of October 1, 2009. Amounts credited to individual non-employee director phantom stock accounts under our Directors Deferred Compensation Plan are payable solely in shares of our common stock, but such shares do not have current voting or investment power. Shares issuable pursuant to our Directors Deferred Compensation Plan and shares issuable pursuant to the exercise of stock options that are exercisable within 60 days of October 1, 2009 are deemed to be outstanding and beneficially owned by the person to whom such shares are issuable for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) Consists of 9,906,501 shares and warrants to purchase 597,837 shares held by KKR JP LLC, and 36,445 shares held by KKR JP III LLC. All of the outstanding equity interests of KKR JP LLC are owned directly by KKR Millennium Fund L.P. KKR Associates Millennium L.P. is the general partner of KKR Millennium Fund L.P. KKR Millennium GP LLC is the general partner of KKR Associates Millennium L.P. Each of KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P.); KKR Group Limited (as the general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); and KKR Management LLC (as the general partner of KKR & Co. L.P.) may be deemed to be the beneficial owner of the securities held by KKR JP LLC. All of the outstanding equity interests of KKR JP III LLC are owned directly by KKR Partners III, L.P. KKR III GP LLC is the general partner of KKR Partners III, L.P. The entities named in this Note (3) are sometimes referred to as the KKR Entities. As the designated members of KKR Management LLC and the managing members of KKR III GP LLC, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by KKR JP LLC and KKR JP III LLC. Each of Messrs. Kravis and Roberts disclaims beneficial ownership of such securities. Michael W. Michelson is an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affilitiates and disclaims beneficial ownership of any shares beneficially owned by the KKR Entities. The address of the KKR Entities and Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address of Messrs. Roberts, Michelson, Momtazee and Zilkha is 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4) Consists of 70,156 shares that KKR Financial Holdings III, LLC has the right to acquire through the exercise of a warrant. All of the outstanding equity interests of KKR Financial Holdings III, LLC are owned by KKR Financial Holdings LLC. KKR Financial Advisors LLC is the manager of KKR Financial Holdings LLC. Kohlberg Kravis Roberts & Co. (Fixed Income) LLC is the sole member of KKR Financial Advisors LLC. Kohlberg Kravis Roberts & Co. L.P. holds all of the outstanding equity interests in Kohlberg Kravis Roberts & Co. (Fixed Income) LLC. Each of KKR Management Holdings L.P. (as the general partner of Kohlberg Kravis Roberts & Co. L.P.); KKR Management Holdings Corp. (as the general partner of KKR Management Holdings L.P.); KKR Group Holdings L.P. (as the sole shareholder of KKR Management Holdings Corp.); KKR Group Limited (as the general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); and KKR Management LLC (as the general partner of KKR & Co. L.P.) may be deemed to be the beneficial owner of the securities held by KKR Financial Holdings III, LLC. As the designated members of KKR Management LLC, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by KKR Financial Holdings III, LLC. Each of Messrs.

Kravis and Roberts disclaims beneficial ownership of such securities. Michael W. Michelson, James C. Momtazee and Nathaniel M. Zilkha are members of our Board of Directors and are executives of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Each of Messrs. Michelson, Momtazee and Zilkha disclaims beneficial ownership of any shares beneficially owned by the KKR Entities. The address of KKR Financial Holdings III, LLC, KKR Financial Holidngs LLC, KKR Financial Advisors LLC and KKR Financial LLC is 555 California Street, 50th Floor, San Francisco CA 94104.

(5) Consists of 2,005,539 shares and warrants to acquire 929,243 shares held by Longitude Venture Partners, L.P. and 40,195 shares and warrants to acquire 18,624 shares held by Longitude Capital Associates, L.P. Mr. Enright is a managing member of Longitude Capital Partners, LLC, the sole general partner of each of Longitude Venture Partners, L.P. and Longitude Capital Associates, L.P., or the Longitude Funds, and is deemed to have shared voting and investment power over the shares held by Longitude Capital and its affiliated entities. Mr. Enright disclaims beneficial ownership of the shares held by the Longitude Funds, except to the extent of his pecuniary interest therein.

(6) Based upon a Schedule 13G filed with the SEC on February 13, 2009 by Bridger Management, LLC on behalf of itself, Swiftcurrent Offshore, Ltd. and Roberto Mignone, reporting beneficial ownership as of February 13, 2009. According to the Schedule 13G filed by Bridger Management, LLC, 2,667,050 of the shares are beneficially owned by Roberto Mignone in his capacity as managing member of Bridger Management, LLC as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC. Swiftcurrent Offshore, Ltd., an account managed by Bridger Management, LLC, beneficially owns 1,560,250 of the shares. The Schedule 13G filed by Bridger Management, LLC provides information only as of February 13, 2009 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between February 13, 2009 and October 1, 2009.

(7) Consists of 2,259,250 shares and a warrant to acquire 135,841 shares held by Thoma Cressey Fund VII, LP and 35,275 shares and a warrant to acquire 2,121 shares held by Thoma Cressey Friends Fund VII, LP. Mr. Cressey is a partner of Thoma Cressey Equity Partners, the sponsor of these entities, the Thoma Cressey Funds, and is deemed to have shared voting and investment power over the shares held by Thoma Cressey Equity Partners and its affiliated entities. Mr. Cressey disclaims beneficial ownership of the shares held by the Thoma Cressey Funds, except to the extent of each of their pecuniary interest therein.

(8) Consists of 1,488,676 shares and a warrant to acquire 129,613 shares held by Versant Venture Capital II, L.P., 28,260 shares and a warrant to acquire 2,464 shares held by Versant Affiliates Fund II-A, L.P. and 13,247 shares and a warrant to acquire 1,132 shares held by Versant Side Fund II, L.P. Mr. Colella is a managing member of Versant Ventures II, LLC, which is the general partner of each of Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P., or the Versant Funds, and is deemed to have shared voting and investment power over the shares held by the Versant Funds. Mr. Colella disclaims beneficial ownership of the shares held by the Versant Funds, except to the extent of his pecuniary interest therein.

(9) Consists of 1,529,684 shares and a warrant to acquire 91,975 shares held by Jazz Investors LLC. Beecken Petty O'Keefe & Company, LLC is the sole manager of Jazz Investors, LLC. Mr. O'Keefe is one of the member managers of Beecken Petty O'Keefe & Company, LLC and disclaims beneficial ownership of such shares. Mr. O'Keefe is a member of our Board of Directors. The address of Jazz Investors, LLC, Beecken Petty O'Keefe & Company, LLC and Mr. O'Keefe is 131 South Dearborn Street, Suite 2800, Chicago, IL 60603.

(10) Includes 273,534 shares Mr. Cozadd has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009.

(11) Dr. Saks resigned as our Chief Executive Officer and as a director effective April 3, 2009. Dr. Saks' rights to acquire shares pursuant to any of his outstanding options expired on July 2, 2009.

(12) Includes 273,534 shares Mr. Myers has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009.

(13) Mr. Fust resigned as our Chief Financial Officer effective December 31, 2008. Mr. Fust's rights to acquire shares pursuant to any of his outstanding options expired on March 31, 2009.

(14) Includes 104,420 shares Ms. Gamble has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009.

(15) Includes 22,500 shares Mr. Colella has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009 and the shares described in Note (8) above. Mr. Colella disclaims beneficial ownership of the shares described in Note (8) above, except to the extent of his pecuniary interest therein.

(16) Includes 22,500 shares Mr. Cressey has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009 and the shares described in Note (7) above. Mr. Cressey disclaims beneficial ownership of the shares described in Note (7) above, except to the extent of his pecuniary interest therein.

(17) Includes 2,500 shares Mr. Enright has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009, 5,258 shares issuable to Mr. Enright pursuant to our Directors Deferred Compensation Plan and the shares described in Note (5). Mr. Enright disclaims beneficial ownership of the shares described in Note (5) above.

(18) Consists solely of shares issuable to Mr. Michelson pursuant to our Directors Deferred Compensation Plan. Mr. Michelson disclaims beneficial ownership of the shares described in Notes (3) and (4) above.

(19) Consists solely of shares issuable to Mr. Momtazee pursuant to our Directors Deferred Compensation Plan. Mr. Momtazee disclaims beneficial ownership of the shares described in Notes (3) and (4) above.

(20) Includes 22,500 shares Mr. O'Keefe has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009, 17,112 shares issuable to Mr. O'Keefe pursuant to our Directors Deferred Compensation Plan, and the shares described in Note (9) above. Mr. O'Keefe disclaims beneficial ownership of the shares described in Note (9) above, except to the extent of his pecuniary interest therein.

(21) Includes 46,119 shares Mr. Sebulsky has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009 and 6,669 shares issuable to Mr. Sebulsky pursuant to our Directors Deferred Compensation Plan.

(22) Includes 22,500 shares Dr. Tananbaum has the right to acquire pursuant to options exercisable within 60 days of October 1, 2009 and 1,403,129 shares and a warrant to acquire 84,365 shares held by Prospect Venture Partners II, L.P., and 21,366 shares and a warrant to acquire 1,285 shares held by Prospect Associates II, L.P. Dr. Tananbaum is a managing member of Prospect Management Co. II, L.L.C., which serves as the sole general partner of each of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P., or the Prospect Funds. The managing members of Prospect Management Co. II, L.L.C. are deemed to have shared voting and investment power over the shares held by the Prospect Funds. Dr. Tananbaum disclaims beneficial ownership of the shares held by the Prospect Funds, except to the extent of his pecuniary interest therein.

(23) Consists solely of shares issuable to Mr. Zilkha pursuant to our Directors Deferred Compensation Plan. Mr. Zilkha disclaims beneficial ownership of the shares described in Notes (3) and (4) above.

(24) Includes 19,732,644 shares and warrants to purchase 2,064,656 shares held by entities affiliated with certain of our directors, 911,051 shares that certain of our executive officers and directors have the right to acquire within 60 days of October 1, 2009 through the exercise of options, and 81,120 shares issuable to our directors under our Directors Deferred Compensation Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the ExchangeAct requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Jazz Pharmaceuticals. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to help us attract, as needed, talented individuals to manage and operate all aspects of our business, to reward those individuals fairly over time, and to retain those individuals who continue to meet our high expectations. The goals of our executive compensation program are to align our executive officers' compensation with our business objectives and the interests of our stockholders, to incentivize and reward our executive officers for our success, and to reflect the teamwork philosophy of our executive management team. Specifically, Jazz Pharmaceuticals has an executive compensation program that combines short and long-term components, cash and equity, and fixed and contingent payments, in the proportions that we believe are the most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program is also intended to make us competitive in the San Francisco Bay Area, and in the pharmaceutical and biotechnology industry, where there is significant competition for talented employees, and to be fair relative to other professionals within our organization. We believe that we must provide competitive compensation packages to attract and retain executive officers and to help our executive management function as a stable team over the longer term.

As discussed in further detail below, our executive compensation program consists of the following three principal components:

- *Base Salary.* The base salary rate for our executive officers is set each year, effective March 1. Base salary determinations for our executive officers generally consist of increases from the base salaries included in the executive officers' employment agreements with us originally executed in 2004 which expired in February 2009; the increases are based primarily on the executive officers' responsibilities, appropriate and reasonable cost of living increases, and a review of competitive salary and total cash compensation data.
- *Bonus.* We have an annual Bonus Plan for our employees under which bonuses may be paid after the end of each year, at the discretion of our Compensation Committee, based on our performance in meeting our corporate objectives for the prior year and each individual's performance and contribution in meeting our corporate objectives.
- *Stock Option Grants.* Our executive officers receive stock option grants as long-term incentives to ensure that a portion of their total compensation is linked to our long-term success.

The Compensation Committee does not have any formal policies for allocating compensation among salary, bonus and stock option grants. However, because of the importance to our success of aggressively pursuing our long-term goals, as well as to preserve our cash resources, a significant portion of the named executive officers' total compensation has been, and is expected to continue to be, comprised of equity incentives and other equity awards. In addition, the compensation arrangements of our executive officers are based in large part on the terms of employment agreements we entered into with each of our executive officers in February 2004 which expired in February 2009, and which set forth the initial base salaries for our executive officers and the target bonuses under our annual Bonus Plan (subject, in each case, to increases approved by our Board of Directors or Compensation Committee).

Role of the Compensation Committee in Setting Executive Compensation

The Compensation Committee reviews and oversees our compensation policies, plans and programs and reviews and determines the compensation to be paid to our executive officers and other senior management. In making its executive compensation determinations, the Compensation Committee considered recommendations from our Executive Chairman, Bruce Cozadd, and our former Chief Executive Officer, Samuel Saks, M.D. While Mr. Cozadd and Dr. Saks discussed their recommendations with the Compensation Committee, they did not participate in determining their own compensation or that of one another. In making their recommendations, Mr. Cozadd and Dr. Saks received input from our Human Resources department and had access to various third party compensation surveys and compensation data. This information is also available to our Compensation Committee. As described below, our Compensation Committee has also received competitive compensation data from Compensia, Inc., a compensation consulting firm engaged at the request of the Compensation Committee. Our General Counsel, Carol Gamble, and our former Chief Financial Officer, Matthew Fust, also participated in Compensation Committee meetings, but they did not participate in any discussions of executive officer compensation. None of our other executive officers participates in the Compensation Committee's executive compensation discussions. Our Compensation Committee also discusses and makes determinations with respect to executive compensation matters without any executive officers present. The Compensation Committee does not delegate any of its functions to others in determining executive compensation.

Benchmarking of Cash and Long-Term Compensation

In 2008, Compensia, Inc. was engaged to provide the Compensation Committee with an update of certain benchmarking material provided in 2007, to assist the Compensation Committee in determining appropriate salary, total cash compensation (salary plus target bonus opportunity) and long-term equity compensation for our executive officers for 2008. In determining appropriate long-term equity compensation for our executive officers for 2008, Compensia provided the Compensation Committee with long-term equity compensation data for the following companies: Alexza Pharmaceuticals, Inc.; Auxilium Pharmaceuticals, Inc.; Genomic Health, Inc.; Indevus Pharmaceuticals, Inc.; ISIS Pharmaceuticals, Inc.; InterMune, Inc.; Pain Therapeutics, Inc.; POZEN Inc.; Santarus, Inc.; Theravance, Inc.; XOMA Ltd.; and ZymoGenetics, Inc. These companies were chosen by our Compensation Committee because they were generally similar to Jazz Pharmaceuticals in terms of industry, capital structure, financial attributes, geographic location and/or competition for talent, although certain of the companies included in the survey had a higher market capitalization than Jazz Pharmaceuticals. The Compensation Committee utilized the Radford Biotech Executive Survey, which survey data was limited to companies participating in the survey with between 150 and 499 employees, in addition to the peer group data to ensure that our executive compensation program as a whole was competitive.

At the end of 2008, the management team offered to take voluntary temporary pay reductions of 5% to 10% for 2009. The Compensation Committee accepted this offer, and did not engage a consultant or review competitive data to determine executive officers' compensation for 2009.

Executive Compensation Program

Jazz Pharmaceuticals' executive compensation program currently consists of three principal components: base salary, annual bonuses (if approved by our Compensation Committee) and long-term incentive compensation in the form of stock options. Jazz Pharmaceuticals also offers to its executive officers certain severance and change in control benefits as part of our Amended and Restated Executive Change in Control and Severance Benefit Plan which was amended to include our executive officers in February 2009. Finally, Jazz Pharmaceuticals offers to its executive officers participation (with all other eligible employees) in our 401(k) plan, employee stock purchase plan and other benefits generally available to all employees. Each component of compensation is evaluated based on the factors discussed below.

Base Salary. Each of our executive officers entered into an employment agreement with us in February 2004 that expired in February 2009 that provided for an initial base salary, subject to annual increases determined by the Compensation Committee. For 2007 and 2008, our named executive officers' base salaries were determined based principally on those employment agreements, the executive officers' responsibilities, adjustments to reflect cost of living increases in the San Francisco Bay Area and a review of competitive salary and total cash compensation data, including data collected from the Radford Biotech Executive Survey. Since our inception, we have reviewed the compensation of our executive officers as a group and have minimized the differences among their salaries. One of the core values of our company is fostering the teamwork philosophy of our management team, which is reflected in our compensation policy for our executive officers. In December 2008, our executive officers proposed, and our Compensation Committee accepted that, in light of the current economic situation, effective January 1, 2009 our executive officers would take a temporary pay cut of between 5% and 10% of their 2008 base salary. Effective August 1, 2009 and based on our improved financial situation since the beginning of the year, the temporary pay cut ended, and our executive officer salaries returned to 2008 base salary levels.

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Our Compensation Committee generally aims to ensure that our executives' base salaries and total cash compensation are maintained at competitive levels, which levels for 2007 and 2008 were, as a group, between the 50th and 75th percentiles of our peer group and/or survey data for executive officers in similar positions with similar responsibilities as determined based on our review of the Radford Biotech Executive Survey. Our Compensation Committee believes this is appropriate for several reasons. We have a complex business model and are pursuing multiple commercial and product development opportunities simultaneously with a relatively small organization relative to our level of investment in research and development. We do not have any significant laboratories or manufacturing facilities, and therefore we conduct our development, manufacturing and clinical activities through arrangements with third parties. As a result, our executives are required to manage both internal and significant external resources.

Competition for executive talent is intense in our industry and in our geographic area. Our executives have many years of valuable experience in our industry, and their continued leadership was deemed critical to our short-term and long-term success. Because our Compensation Committee aims to ensure that our executives' base salaries and total cash compensation as a group is maintained at the competitive levels described above, the base salaries and total cash compensation of individual executive officers may fall outside of the 50th to 75th percentile range. Because the base salary of our executive officers decreased in 2009 due to the voluntary temporary pay cut taken by our executive officers in January, our Compensation Committee did not believe it necessary to review additional comparative compensation data when determining the base salary of our executive officers in 2009.

Annual Bonus Plan. In accordance with our Bonus Plan, Jazz Pharmaceuticals maintains an annual bonus award program to reward executive officers (and other employees) for attaining corporate performance objectives. Corporate objectives under the Bonus Plan generally relate to our commercial efforts (since 2005), progress of our clinical development programs, regulatory matters, financial measures (such as sales and EBITDA targets), and financing efforts, as well as regulatory and marketing compliance and effective employee retention and professional development. Bonus awards to executive officers under the Bonus Plan are determined to a large extent based on the Compensation Committee's subjective assessment of the executive officers' contributions as a group to the achievement of our corporate objectives and, to a lesser extent, on each individual executive officer's contribution to our achievement of the corporate objectives. Target bonus levels under the Bonus Plan are assigned based on various categories of employees and, with respect to our executive officers for 2008, were based on the terms of the employment agreements we entered into with them in 2004 which expired in February 2009. The actual bonus awarded in any year, if any, may be more or less than the target, depending primarily on the achievement of our corporate objectives. Whether or not a bonus is paid for any year is within the discretion of our Compensation Committee. Our Compensation Committee also determines the size of the total bonus pool under the plan, which is based primarily on our Board of Directors' determination of our success in achieving our corporate objectives for the plan year. The Compensation Committee determines the portion of the pool, if any, that will be allocated to the executive officers as a group and the bonuses for each of our executive officers and vice presidents. Our Executive Chairman and Chief Executive Officer provide input to the Compensation Committee with respect to bonuses for executive officers and vice presidents. In December 2008, our Executive Chairman and Chief Executive Officer recommended to the Compensation Committee that in light of our cash position at that time, no bonuses be paid for 2008. The Compensation Committee accepted this recommendation.

The Compensation Committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the Compensation Committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

We have not historically paid any significant signing or promotion bonuses to our executive officers, nor have we guaranteed bonuses to our executive officers.

Long-Term Equity Compensation. The Compensation Committee believes that long-term performance is achieved through an ownership culture that rewards such performance by our executive officers through the use of equity incentives. Prior to 2008, we granted stock options to our executive officers under our 2003 Equity Incentive Plan, which was established to provide our employees with an opportunity to participate, along with our other stockholders, in our long-term performance. Our executive officers have also acquired equity in our company through direct investment in our common stock and in our prior preferred stock offerings. In connection with our initial public offering, we adopted the 2007 Equity Incentive Plan, which has replaced the 2003 Equity Incentive Plan, and affords our Compensation Committee greater flexibility in making a wide variety of equity awards, including stock bonus awards and restricted stock unit awards. While the Compensation Committee currently believes that the use of stock options offers the best approach to achieve our compensation goals with respect to long-term compensation for our executive officers, and currently provides tax and other advantages to our executive officers relative to other forms of equity compensation, our Compensation Committee may determine to grant our executive officers other forms of equity compensation under our 2007 Equity Incentive Plan, such as restricted stock unit awards, which we granted to our non-executive employees in 2007. We do not time the granting of equity awards with any favorable or unfavorable news released by Jazz Pharmaceuticals, and the proximity of the grant of any equity awards to an earnings announcement or other market events is coincidental. In addition, our option grant policy since our initial public offering is that we generally grant equity awards to our executive officers only during open stock trading window periods.

Our executive officers were granted stock options under our 2003 Equity Incentive Plan in February 2004, which became fully vested and exercisable by their terms in February 2008. The Compensation Committee approved additional stock options to our executive officers in April 2008 and January 2009 as described in more detail under "—Compensation Decisions for the Named Executive Officers for 2008 and 2009" below. Additional long-term equity incentives are provided through our 2007 Employee Stock Purchase Plan pursuant to which all eligible employees, including executive officers, may allocate up to 15% of their base salary to purchase our common stock at a 15% discount to the market price, subject to specified limits. We believe that our long-term equity compensation program is an important retention tool for our employees.

Severance and Change of Control Benefits. In 2004, Jazz Pharmaceuticals entered into employment agreements with its executive officers providing for certain severance and change in control benefits, which expired in February 2009. Upon expiration of the employment agreements, our existing executive change in control and severance benefit plan was amended and restated to provide benefits to our executive officers, the terms of which are described in more detail below in the section entitled "—Description of Compensation Arrangements—Amended and Restated Executive Change in Control and Severance Benefit Plan". At the same time, the plan was amended to clarify that no benefits would be payable if a change of control resulted from arrangements with our senior lenders. Jazz Pharmaceuticals believes that these severance and change in control benefits are an important element of our executive compensation and retention program. With respect to change in control benefits, we provide severance compensation if an executive officer is terminated in connection with a change in control transaction to further promote the ability of our executive officers to act in the best interests of our stockholders even though they could be terminated as a result of the transaction.

Other Benefits. The Compensation Committee believes that establishing competitive benefit packages for its employees is an important factor in attracting and retaining highly-qualified personnel. Executive officers are eligible to participate in all of Jazz Pharmaceuticals' benefit plans such as the 401(k) plan (see the section entitled "—Employment Agreements and Arrangements – 401(k) Plan") medical, dental, vision, short-term disability, long-term disability, group life insurance and our employee stock purchase plan, in each case generally on the same basis as other employees. We also have a Section 125 flexible benefits healthcare plan and a flexible benefits childcare plan under which employees can set aside pre-tax funds to pay for qualified health care expenses and qualified childcare expenses not reimbursed by insurance. Jazz Pharmaceuticals does not currently offer pension or other retirement benefits.

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Compensation Decisions for the Named Executive Officers for 2008 and 2009

Base Salaries. In determining the 2008 base salaries for each named executive officer, our Compensation Committee reviewed the survey and/or benchmark data referred to above to ensure that executive base salaries as a group were within the competitive levels described above, and then determined appropriate increases to base salaries from the prior year. For market comparisons, the Compensation Committee relied upon a review of the Radford Biotech Executive Survey and an update of the information provided by Compensia in 2007 to ensure that executive base salaries and total cash compensation levels as a group were within the competitive levels described above. The increases in base salary rates for 2008 were primarily the result of a cost of living increase, except that with respect to Mr. Fust, who had been promoted to Executive Vice President, the Compensation Committee determined that an approximately 5% increase (in addition to the cost of living increase) was reasonable and appropriate in light of his promotion to Executive Vice President.

Because the base salary of our executive officers decreased in 2009 due to the voluntary temporary pay cut taken by our executive officers in January, our Compensation Committee did not further review comparative compensation information when determining the base salary of our executive officers in 2009. Effective August 1, 2009 and based on our improved financial situation since the beginning of the year, the temporary pay cut ended, and our executive officer salaries returned to 2008 base salary levels. The 2008 and 2009, before and after August 1, base salaries for our named executive officers are set forth in the table below, along with the percentage increases from the prior year.

Name	2008 Base Salary Rate and after August 1, 2009 ($)(1)	Percentage Increase/(Decrease) From Prior Year (%)(6)	2009 Base Salary Rate up to August 1, 2009($)(2)	Percentage Increase/(Decrease) From Prior Year (%)
Bruce C. Cozadd(3)	468,000	4.0	421,200	(10.0)
Samuel R. Saks, M.D.(4) ..	468,000	4.0	421,200	(10.0)
Robert M. Myers	444,000	4.2	399,600	(10.0)
Matthew K. Fust(5)	375,000	9.3	—	—
Carol A. Gamble	357,000	4.1	339,150	(5.0)

(1) Base salary rate effective March 1, 2008 through December 31, 2008. The base salary rate for January and February 2008 was $450,000 for Mr. Cozadd, $450,000 for Dr. Saks, $426,000 for Mr. Myers, $343,000 for Mr. Fust and $343,000 for Ms. Gamble.

(2) Effective August 1, 2009 and based on our improved financial situation since the beginning of the year, the temporary pay cut ended, and our executive officer salaries returned to 2008 base salary levels.

(3) Mr. Cozadd's actual base salary for 2008 was prorated for the amount of his time devoted to his role as our Executive Chairman. Mr. Cozadd devoted 90% of his time to his role as Executive Chairman during 2008 until December 22, 2008 when he began devoting 100% of his time to his role as Executive Chairman. In connection therewith, Mr. Cozadd's actual base salary from January 1, 2008 through February 29, 2008 was $405,000, from March 1, 2008 through December 21, 2008 was $422,000 and from December 22 through December 31, 2008 was $468,000.

(4) Dr. Saks resigned his position with the company effective April 3, 2009 and has not received any compensation since that date. Dr. Saks executed a consulting agreement with us effective April 4, 2009 through April 3, 2010, but to date has not performed any consulting service to us pursuant to that agreement.

(5) Mr. Fust resigned effective December 31, 2008 and did not receive any compensation from us in 2009.

(6) The percentages in this Percentage Increase/(Decrease) From Prior Year column reflects base salary in 2008 against base salary in 2007. There was no change in base salary for the period in 2009 after August 1 against their base salary for the related period in 2008.

Bonus Awards. Our Bonus Plan is designed to reward executive officers for attaining our corporate performance objectives as well as to reward them for their contributions to the achievement of those objectives and their success in achieving their individual objectives for the year. Target bonus levels under the Bonus Plan with respect to our executive officers are based on the terms of the employment agreements we entered into with them in 2004, which expired in February 2009. As set forth in their employment agreements with us which are now expired, the target bonus levels for 2008 for our named executive officers were: 50% of the applicable annual base salary rate for Dr. Saks and Messrs. Cozadd and Myers (Mr. Cozadd's base salary rate was prorated for most of 2008 as reflected in the table above, so his target bonus was determined based on his prorated base salary rate); and 40% of the applicable annual base salary rate for each of Ms. Gamble and Mr. Fust. The management team has proposed each year, and the Board has approved, corporate objectives that have been stretch objectives beyond those that would reasonably be expected to be attained, and each year the objectives have not been achieved at the 100% level. After considering the input of our Executive Chairman and our Chief Executive Officer, our Compensation Committee agreed that in light of our cash position at that time, there would be no bonuses for any employees under our Bonus Plan for 2008. Our key high-level corporate objectives for purposes of the Bonus Plan for 2008 were to:

- receive approval for and launch Luvox CR;
- achieve our sales and commercial EBITDA targets;
- have top line Phase III clinical trial results for our JZP-6 US Phase III pivotal clinical trial by the end of 2008;
- advance our development product pipeline; and
- successfully finance our growth.

For 2009, bonus awards, if any, to our named executive officers will be determined in accordance with our Bonus Plan. Key, high-level corporate objectives for purposes of the Bonus Plan for 2009 include achieving our sales and commercial EBITDA targets, having top line Phase III clinical trial results for our second JZP-6 Phase III pivotal clinical trial by the end of August, submitting our NDA for JZP-6 by the end of December, achieving breakeven on an operating basis by the end of 2009 and successfully financing the company's operations.

Stock Option Awards. In May 2008, we granted stock options to our named executive officers under our 2007 Equity Incentive Plan. In determining the number of stock options granted to the executive officers in May 2008, the Compensation Committee considered benchmark data from our peer group companies provided by Compensia, as well as Radford survey data, with a goal of ensuring a level of long-term incentive compensation for our named executive officers as a group at approximately the 50th percentile of long-term incentive compensation for executive officers in similar positions with similar responsibilities at our peer companies. Accordingly, after considering these factors, Ms. Gamble, Mr. Fust and Mr. Myers each received grants of stock option awards reflecting their respective positions in the company, and each of Mr. Cozadd and Dr. Saks was granted a stock option covering the same number of shares as each other. Each of the options will vest as to 50% of the shares in April 2010, and the remainder will vest in 24 equal monthly installments thereafter. The exercise price of the options is equal to the fair market value of our common stock, determined in accordance with the terms of our 2007 Equity Incentive Plan.

In January 2009, the Compensation Committee used Radford data in reviewing the levels of stock option grants to our named executive officers and again sought to ensure a level of annual grants for our named executive officers as a group at approximately the 50th percentile of the annual grants for executive officers in similar positions with similar responsibilities at our peer companies chosen for 2008. Each of the options will vest as to 33 1/3% of the shares in January 2010, and the remainder will vest in 24 equal monthly installments thereafter. The exercise price of the options is equal to the fair market value of our common stock determined in accordance with the terms of our 2007 Equity Incentive Plan. The number of shares subject to options granted to our named executive officers in 2008 and 2009 as described above are as follows:

Name	Number of Shares Subject to 2008 Stock Options (#)	Number of Shares Subject to 2009 Stock Options (#)(1)
Bruce C. Cozadd	106,500	200,000
Samuel R. Saks, M.D. (2)	106,500	200,000
Robert M. Myers	75,000	150,000
Matthew K. Fust(3)	60,000	—
Carol A. Gamble	45,000	80,000

(1) These options were approved and granted on January 21, 2009.

(2) Dr. Saks resigned effective April 3, 2009. All unexercised options granted to Dr. Saks have now expired, unexercised.

(3) Mr. Fust resigned effective December 31, 2008 and did not receive any options in 2009. All unexercised options granted to Mr. Fust have now expired, unexercised.

The Compensation Committee believes that the above option grants, taken together with the named executive officers' prior equity positions, are consistent with providing each continuing named executive officer with an ongoing equity position in our company that is competitive with similarly situated executive officers at companies included our peer group and that fosters an ownership culture focused on our long-term performance.

Accounting and Tax Considerations

Effective January 1, 2006, Jazz Pharmaceuticals adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment," or SFAS 123R. Under SFAS 123R, Jazz Pharmaceuticals is required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The Compensation Committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term executive compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123R. The Compensation Committee has considered, and may in the future consider, the grant of restricted stock or restricted stock units to our executive officers in lieu of or in addition to stock option grants in light of the accounting impact of SFAS 123R with respect to stock option grants and other considerations. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Section 162(m) of the Internal Revenue Code of 1986 limits Jazz Pharmaceuticals to a deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Conclusion

It is the opinion of the Compensation Committee that the compensation policies and elements described above provide the necessary incentives to properly align our performance and the interests of our stockholders while maintaining equitable and competitive executive compensation practices that enable us to attract and retain the highest caliber of executives.

Summary of Compensation

The following table sets forth certain summary information for the years indicated with respect to the compensation earned by our former Chief Executive Officer (who resigned effective April 3, 2009), our former Chief Financial Officer (who resigned effective December 31, 2008), and each of the three other most highly compensated executive officers at December 31, 2008, one of whom (Mr. Cozadd) is now our current Chairman and Chief Executive Officer. We refer to these executive officers as the "named executive officers."

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Bruce C. Cozadd[4]	2008	423,523	224,060	—	1,435	649,018
Chairman and Chief Executive Officer	2007	355,273	651,599	115,000	521	1,122,393
	2006	307,236	605,818	77,000	234	990,288
Samuel R. Saks, M.D[5].	2008	468,266	224,060	—	1,539	693,865
Former Chief Executive Officer	2007	443,385	651,599	140,000	689	1,235,673
	2006	406,853	605,818	102,000	234	1,114,905
Robert M. Myers	2008	444,096	185,400	—	1,499	630,995
President	2007	423,354	641,413	140,000	689	1,205,456
	2006	406,853	605,818	120,000	234	1,132,905
Matthew K. Fust[6]	2008	408,028	111,326	—	1,223	520,577
Former Chief Financial Officer	2007	340,850	256,703	100,000	554	698,107
	2006	327,159	231,268	70,000	234	628,661
Carol A. Gamble	2008	357,267	98,699	—	1,239	457,205
Senior Vice President, General	2007	340,850	257,284	95,000	554	693,688
Counsel and Corporate Secretary	2006	327,159	231,268	80,000	234	638,661

(1) The dollar amounts in this column represent the compensation cost for the indicated fiscal year of stock option awards granted pursuant to our equity compensation plans and thus include amounts from outstanding stock option awards granted in and prior to the indicated fiscal year, as applicable. These amounts have been calculated in accordance with FASB Statement No. 123 (revised), "Share-Based Payment," or SFAS No. 123R, using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock options were forfeited by any of our named executive officers during fiscal 2008, 2007 or 2006. Assumptions used in the calculation of these amounts are included in the notes to Jazz Pharmaceuticals' audited consolidated financial statements included in Jazz Pharmaceuticals' Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2009. These amounts reflect Jazz Pharmaceuticals' accounting expense for these awards and do not correspond to the actual value that may be recognized by the named executive officers.

(2) The dollar amounts in this column represent the dollar value of the bonuses awarded to our named executive officers under our annual Bonus Plan for 2006 and 2007. No bonuses were awarded to our named executive officers under our annual Bonus Plan for 2008. For each named executive officer, 50% of the total dollar value of the bonuses awarded for 2007 under our annual Bonus Plan was paid in cash, and the remaining portion was paid in fully-vested shares of our common stock having a value equal to 50% of the total dollar

value of the bonuses and resulting in 7,223 shares issued to Mr. Cozadd, 8,793 shares issued to each of Dr. Saks and Mr. Myers, 6,281 shares issued to Mr. Fust, and 5,967 shares issued to Ms. Gamble.

(3) Represents group term life insurance premiums paid by Jazz Pharmaceuticals.

(4) Effective April 3, 2009, Mr. Cozadd was appointed as our Chief Executive Officer. Mr. Cozadd's actual base salary for 2006 through 2008 was prorated for the amount of time devoted to his role as our Executive Chairman. From 2006 through August 31, 2007, Mr. Cozadd devoted 75% of this professional time to his role as our Executive Chairman, from September 1, 2007 through December 21, 2008, 90% of his professional time, and from December 22, 2008 he has devoted 100% of his professional time.

(5) Effective April 3, 2009, Dr. Saks resigned as our Chief Executive Officer.

(6) Effective December 31, 2008, Mr. Fust resigned as our Chief Financial Officer.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2008, certain information regarding grants of plan-based awards to the named executive officers.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2008

Name	Grant Date	Approved Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Bruce C. Cozadd	—	—	211,761	—	—	—	—
	5/16/08	4/8/08	—	—	106,500	7.96	490,241
	5/16/08	4/8/08	—	7,223	—	—	57,495
Samuel R. Saks, MD	—	—	234,133	—	—	—	—
	5/16/08	4/8/08	—	—	106,500	7.96	490,241
	5/16/08	4/8/08	—	8,793	—	—	69,992
Robert M. Myers	—	—	222,048	—	—	—	—
	5/16/08	4/8/08	—	—	75,000	7.96	345,240
	5/16/08	4/8/08	—	8,793	—	—	69,992
Matthew K. Fust	—	—	163,211	—	—	—	—
	5/16/08	4/8/08	—	—	60,000	7.96	276,192
	5/16/08	4/8/08	—	6,281	—	—	49,997
Carol A. Gamble	—	—	142,907	—	—	—	—
	5/16/08	4/8/08	—	—	45,000	7.96	207,144
	5/16/08	4/8/08	—	5,967	—	—	47,497

(1) This column sets forth the target bonus amount for each named executive officer for the year ended December 31, 2008 under our annual Bonus Plan, which for Dr. Saks and Messrs. Cozadd and Myers was 50% of their respective salaries earned for fiscal year ended December 31, 2008. The target bonus amount for Mr. Fust and Ms. Gamble was 40% of their respective salaries earned for fiscal year ended December 31, 2008. For a description of our annual Bonus Plan, including our Compensation Committee's decision not to pay any bonuses under our annual Bonus Plan for 2008, please see "—Compensation Discussion and Analysis— Executive Compensation Program—Annual Bonus Plan" and "—Compensation Decisions for the Named Executive Officers for 2008 and 2009—Bonus Awards" above.

(2) This table includes the shares of our common stock issued to the named executive officers as payment for a portion of their respective bonuses awarded under our annual Bonus Plan for 2007, the dollar values of which are already reflected in our Summary Compensation Table under Non-Equity Incentive Plan Compensation for 2007. For each named executive officer, 50% of the total dollar value of the bonuses awarded under our annual Bonus Plan for 2007 was paid in cash, and the remaining portion was paid in fully-vested shares of our common stock having a value equal to 50% of the total dollar value of the bonuses. See footnote (2) to the Summary Compensation Table for more information on the bonuses awarded to our named executive officers under our annual Bonus Plan for 2007.

(3) Stock options were granted under our 2007 Equity Incentive Plan. For a description of the terms of stock options granted under our 2007 Equity Incentive Plan, please see "—Employment Agreements and Arrangements—Equity Compensation Arrangements—2007 Equity Incentive Plan."

(4) The dollar amounts in this column represent the grant date fair value of the stock option awards granted to our named executive officers during the year ended December 31, 2008. These amounts have been calculated in accordance with SFAS No. 123R, using the Black-Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in the notes to Jazz Pharmaceuticals' audited consolidated financial statements included in Jazz Pharmaceuticals' Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2009.

Description of Compensation Arrangements

Executive Employment Agreements

In February 2009, each of the employment agreements dated February 18, 2004, as amended, between us and each of our named executive officers expired in accordance with its terms. The employment agreements provided for an initial base salary, subject to annual increases determined by the Compensation Committee, and provided for the participation of each of our named executive officers in our annual Bonus Plans. Under the employment agreements, Dr. Saks and Messrs. Cozadd and Myers were each eligible to receive an annual performance bonus determined in accordance with our annual Bonus Plans and targeted at 50% of their respective annual base salaries, subject to increases approved by our Board of Directors. Under the employment agreements, Mr. Fust and Ms. Gamble were each eligible to receive an annual performance bonus determined in accordance with our annual Bonus Plans and targeted at 40% of their respective annual base salaries, subject to increases approved by our Board of Directors. As described under "—Compensation Discussion and Analysis—Executive Compensation Program—Annual Bonus Plan" and "—Compensation Decisions for the Named Executive Officers for 2008 and 2009—Bonus Awards" above, the target bonuses for 2008 under our annual Bonus Plan were based in large part on the employment agreements with our named executive officers. Notwithstanding the expiration of the employment agreements, each of our continuing named executive officers will continue to be eligible for annual salary increases and participation in our annual Bonus Plans. The employment agreements also provided for severance payments and other benefits in the event of certain terminations of employment, including in connection with a change in control. In connection with the expiration of the employment agreements, each of our current named executive officers became a participant in our Amended and Restated Executive Change in Control and Severance Benefit Plan, which is described below.

Amended and Restated Executive Change in Control and Severance Benefit Plan

General. In May 2007, our Board of Directors adopted a Change in Control and Severance Benefit Plan, effective May 1, 2007, or the Severance Benefit Plan, that provided for certain severance benefits to our non-executive officer Vice Presidents in connection with specified termination events. In February 2009, our Board of Directors approved an amendment and restatement of the Severance Benefit Plan, as so amended and restated, the Amended Severance Benefit Plan, to include our named executive officers, except for Mr. Fust, in the Amended Severance Benefit Plan and to modify the severance payments for Senior Vice Presidents who were previously Vice Presidents and were therefore covered by the Severance Benefit Plan as Vice Presidents. Prior to such amendment and restatement, only Vice Presidents were covered by the Severance Benefit Plan. In addition, the plan was amended to clarify that no benefits would be payable if a change of control resulted from arrangements with our senior lenders.

Under the Amended Severance Benefit Plan, in the event that an officer's employment terminates due to an Involuntary Termination Without Cause or a Constructive Termination, each as defined in the Amended Severance Benefit Plan, within 12 months following a Change in Control, as defined in the Amended Severance Benefit Plan, and assuming all of the other conditions of the Amended Severance Benefit Plan are met, then each officer that is a participant in the Amended Severance Benefit Plan would be entitled to the following benefits under the Amended Severance Benefit Plan:

- a single lump sum cash severance payment, payable on the first payroll date following the termination, equal to the sum of:
  - the officer's base salary in effect during the last regularly scheduled payroll period immediately preceding the termination (without, as a general matter, giving effect to any voluntary pay reduction taken by the officer during the 12 months preceding the date of termination), or the Applicable Base Salary, plus
  - the product of (i) the Applicable Base Salary multiplied by (ii) the greater of any annual bonus, as a percentage of annual base salary paid in the year of determination, paid to the officer in respect of either of the last two calendar years prior to the date of termination (subject to an alternative calculation as well as a reduction for officers who have not been employed for the entire calendar year prior to the date of termination), multiplied by (iii) 150% for the Executive Chairman, Chief Executive Officer or President (currently Mr. Cozadd and Mr. Myers), 125% for Senior Vice Presidents (which currently includes Ms. Gamble), or 100% for Vice Presidents;
- full payment of all of the applicable COBRA premiums for any health, dental or vision plan sponsored by Jazz Pharmaceuticals for a period of up to (i) 18 months for the Executive Chairman, Chief Executive Officer or President, (ii) 15 months for Senior Vice Presidents, and (iii) 12 months for Vice Presidents, provided that the officer timely elects continued coverage; and
- acceleration in full of the vesting and exercisability, and termination of any of our repurchase rights, with respect to outstanding options and other equity awards held by the officers.

The double trigger for payment of benefits under the Amended Severance Benefit Plan was selected because it was considered to be industry standard and appropriately protects our named executive officers and other officers in the event of termination of their employment following a Change in Control, but not solely as a result of a Change in Control. In addition, as a general matter, in order to be eligible to receive benefits under the Amended Severance Benefit Plan, our named executive officers and other officers must execute a general waiver and release of claims, and such release must become effective in accordance with its terms. All other benefits (such as life insurance, disability coverage and 401(k) plan coverage) will terminate as of the officer's termination date (except to the extent that a conversion privilege may be available thereunder).

If any of the severance benefits payable under the Amended Severance Benefit Plan would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code, subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, a named executive officer may receive a reduced amount of the affected severance benefits (the Amended Severance Benefit Plan does not provide for the gross up of any excise taxes imposed by Section 4999 of the Internal Revenue Code). No named executive officer would receive benefits under the Amended Severance Benefit Plan if (i) the named executive officer has entered into an individually negotiated employment agreement that provides for severance or change in control benefits, (ii) the named executive officer is entitled to receive benefits under another severance benefit plan maintained by us, (iii) the named executive officer voluntarily terminates employment with us to accept employment with another entity that is controlled, directly or indirectly, by us or is otherwise affiliated with us or (iv) the named executive officer does not confirm in writing that he or she is subject to agreements with us relating to proprietary and confidential information. In addition, benefits would be terminated under the Amended Severance Benefit Plan if the named executive officer willfully breaches his or her agreements with us relating to proprietary and confidential information or engages in certain non-solicitation or business interference activities.

Potential Payments Upon Termination. The following table sets forth the potential severance payments and benefits under the Amended Severance Benefit Plan to which the named executive officers would be entitled in connection with specified termination events, as if the named executive officers' employment terminated as of December 31, 2008 and each were then a party to the Amended Severance Plan. The following table does not include Mr. Fust, whose resignation was effective as of December 31, 2008. Mr. Fust did not receive any severance benefits in connection with his resignation. Other than as described below under "—Equity Compensation Arrangements," there are no other agreements, arrangements or plans that entitle any named executive officers to severance, perquisites or other benefits upon termination of employment or a change in control. Because all of the stock options held by the named executive officers were out-of-the-money at December 31, 2008, meaning that all of such stock options have exercise prices that were in excess of the closing price of our common stock on December 31, 2008 ($1.93), and because none of the named executive officers had any unvested shares of common stock or other unvested stock awards at December 31, 2008, we have not separately quantified the value the named executive officers would have received by reason of the vesting acceleration benefits provided under our 2003 Equity Incentive Plan or our 2007 Equity Incentive Plan (and the forms of stock option agreements thereunder) described below under "—Equity Compensation Arrangements," assuming a termination or change in control on December 31, 2008.

POTENTIAL PAYMENTS UPON TERMINATION AS OF DECEMBER 31, 2008

Name	Benefit	Involuntary Termination Without Cause or Constructive Termination in Connection with a Change of Control($)[1]
Bruce C. Cozadd	Lump Sum Cash Severance Payment	1,156,475
	COBRA Payments	21,899
	Vesting Acceleration[2]	—
	Benefit Total	**1,178,374**
Samuel R. Saks, MD[3]	Lump Sum Cash Severance Payment	1,145,383
	COBRA Payments	45,134
	Vesting Acceleration[2]	—
	Benefit Total	**1,190,517**
Robert M. Myers	Lump Sum Cash Severance Payment	1,106,492
	COBRA Payments	32,386
	Vesting Acceleration[2]	—
	Benefit Total	**1,138,878**
Carol A. Gamble	Lump Sum Cash Severance Payment	694,990
	COBRA Payments	20,703
	Vesting Acceleration[2]	—
	Benefit Total	**715,693**

(1) These benefits would be payable under the Amended Severance Benefit Plan if the Involuntary Termination Without Cause or Constructive Termination occurred within 12 months following a Change in Control and on December 31, 2008.

(2) As stated above, on December 31, 2008, the last business day of our last fiscal year, the closing sale price per share of our common stock was $1.93. All of the options held by the named executive officers were out-of-the-money and accordingly, no benefit is shown in the table above with respect to such options. None of the named executive officers had any shares of common stock subject to vesting at December 31, 2008, nor did any of the named executive officers have any other stock awards that remained unvested at December 31, 2008.

(3) Dr. Saks voluntarily resigned as our Chief Executive Officer (and as a director) effective as of April 3, 2009 and he did not receive any severance benefits in connection with his resignation.

Equity Compensation Arrangements

2003 Equity Incentive Plan

Our 2003 Equity Incentive Plan, or the 2003 Plan, was adopted in March 2003. Prior to May 2007, we granted options to our executive officers under the 2003 Plan. The 2003 Plan was terminated in connection with our initial public offering so that no further awards may be granted under the 2003 Plan. Although the 2003 Plan has terminated, all outstanding options will continue to be governed by their existing terms. The following is a brief description of certain of the permissible terms of options granted under the 2003 Plan:

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. Each of the options granted to our executive officers in 2007 carry an exercise price equal to 100% of the fair market value of our common stock on the date of grant.

Vesting. Shares subject to options under the 2003 Plan generally vest in a series of installments over an optionee's period of service, with a minimum vesting rate as to non-executive employees of at least 20% per year over five years from the date of grant.

Term. The term of stock options granted under the 2003 Plan is ten years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionee may exercise the vested portion of any option for three months after the date of such termination. If an optionee's service relationship with us, or any of our affiliates, terminates by reason of disability or death, the optionee or a personal representative may exercise the vested portion of any option for 12 months after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term.

Corporate Transactions. In the event of certain significant corporate transactions, our Board of Directors has the discretion to take one or more of the following actions: (a) arrange for the assumption or substitution of outstanding awards, (b) accelerate the vesting and termination of outstanding awards in whole or in part, (c) cancel or arrange for the cancellation of awards in exchange for cash payments and (d) arrange for any repurchase rights applicable to award shares to apply to any substituted securities issued in the transaction. Our Board of Directors need not take the same action for each award.

Changes in Control; Vesting Acceleration. Under our stock option agreements with our executive officers, as amended, the vesting and exercisability of options granted to executive officers under the 2003 Plan will accelerate in full if a change in control or significant transaction occurs and the officer's employment is terminated by us without cause or the officer resigns for good reason in connection therewith or within 12 months thereafter.

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan, or the 2007 Plan, became effective in connection with our initial public offering. During the year ended December 31, 2008, none of our executive officers was granted any stock awards under the 2007 Plan. The following is a brief description of certain of the permissible terms of stock options and other stock awards granted under the 2007 Plan:

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 Plan vest at the rate specified by the plan administrator. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2007 Plan, generally up to a maximum of ten years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash or check, (b) past or future services rendered to us or our affiliates or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 Plan vests at the rate specified by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2007 Plan, up to a maximum of ten years. If a participant's service relationship with us, or any of our affiliates, ceases, then the participant, or the participant's beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Stock Awards. The 2007 Plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to one or more performance stock awards will so qualify, our Compensation Committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 2,000,000 shares of our common stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Corporate Transactions. In the event of certain significant corporate transactions, our Board of Directors has the discretion to take one or more of the following actions with respect to outstanding stock awards:

- arrange for assumption, continuation, or substitution of a stock award by a surviving or acquiring entity (or its parent company);
- arrange for the assignment of any reacquisition or repurchase rights applicable to any shares of our common stock issued pursuant to a stock award to the surviving or acquiring corporation (or its parent company);
- accelerate the vesting and exercisability of a stock award followed by the termination of the stock award;
- arrange for the lapse of any reacquisition or repurchase rights applicable to any shares of our common stock issued pursuant to a stock award;
- cancel or arrange for the cancellation of a stock award, to the extent not vested or not exercised, in exchange for appropriate cash consideration; and
- arrange for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property the holder of the stock award would have received upon the exercise of the stock award, over (b) any exercise price payable by such holder in connection with such exercise.

Our Board of Directors need not take the same action for each stock award.

Changes in Control. The form of option agreement adopted by our Board of Directors under the 2007 Plan provides that in the event an optionee's service relationship with us or a successor entity is terminated, actually without cause or constructively, within 12 months following, or one month prior to, the effective date of certain specified change in control transactions, the vesting and exercisability of the option will accelerate in full. Our Board of Directors has the discretion to provide additional acceleration of vesting and exercisability upon or after a change in control transaction as may be provided in a stock award agreement or any other written agreement between us or any of our affiliates and a participant.

2007 Employee Stock Purchase Plan

Additional long-term equity incentives are provided through our 2007 Employee Stock Purchase Plan, or the ESPP, in which all regular employees, including executive officers, employed by us or by any of our affiliates may participate and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Unless otherwise determined by our Board of Directors, common stock is purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Annual Bonus Plan

We maintain an annual Bonus Plan to reward executive officers and other employees for successful achievement of company-wide and individual performance objectives. For more information regarding our annual Bonus Plan, including our Compensation Committee's decision not to pay any bonuses under our annual Bonus Plan for 2008, please see "—Compensation Discussion and Analysis—Executive Compensation Program—Annual Bonus Plan" and "—Compensation Decisions for the Named Executive Officers for 2008 and 2009—Bonus Awards."

401(k) Plan

Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax qualified plan under Section 401 of the Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, which for most employees was $15,500 in 2008 (with a larger "catch up" limit for older employees). Employee contributions are held and invested by the plan's trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any contributions to the plan on behalf of participating employees.

Additional Benefits

Executive officers are eligible to participate in all of Jazz Pharmaceuticals' benefit plans, such as medical, dental, vision short-term disability, long-term disability, group life insurance, Section 125 flexible spending accounts and the ESPP, in each case generally on the same basis as other employees. We also have a flexible benefits healthcare plan and a flexible benefits childcare plan under which employees can set aside pre-tax funds to pay for qualified health care expenses and qualified childcare expenses not reimbursed by insurance.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2008.

Nonqualified Deferred Compensation

During the year ended December 31, 2008, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth, for the fiscal year ended December 31, 2008, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL-YEAR END TABLE

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Bruce C. Cozadd	—	106,500[1]	7.96	05/15/18
	—	40,662[2]	19.37	02/26/17
	164,120	0	15.09	02/17/14
	54,707	0	30.18	02/17/14
	54,707	0	45.27	02/17/14
Samuel R. Saks, M.D.[3]	—	106,500[1]	7.96	05/15/18
	—	40,662[2]	19.37	02/26/17
	164,120	0	15.09	02/17/14
	54,707	0	30.18	02/17/14
	54,707	0	45.27	02/17/14
Robert M. Myers	—	75,000[1]	7.96	05/15/18
	—	31,625[2]	19.37	02/26/17
	164,120	0	15.09	02/17/14
	54,707	0	30.18	02/17/14
	54,707	0	45.27	02/17/14
Matthew K. Fust[4]	—	60,000[1]	7.96	05/15/18
	—	22,590[2]	19.37	02/26/17
	62,652	0	15.09	02/17/14
	20,884	0	30.18	02/17/14
	20,884	0	45.27	02/17/14
Carol A. Gamble	—	45,000[1]	7.96	05/15/18
	—	22,590[2]	19.37	02/26/17
	62,652	0	15.09	02/17/14
	20,884	0	30.18	02/17/14
	20,884	0	45.27	02/17/14

(1) The shares subject to this stock option award vest as to one-half of the shares subject to the option on April 8, 2010, and the remaining one-half of the shares subject to the option vest monthly over two years thereafter.

(2) The shares subject to this stock option award vest as to one-third of the shares subject to the option on February 27, 2010, and the remaining two-thirds of the shares subject to the option vest monthly over two years thereafter.

(3) Dr. Saks resigned effective April 3, 2009. All unexercised options granted to Dr. Saks have now expired, unexercised.

(4) Mr. Fust resigned effective December 31, 2008. All unexercised options granted to Mr. Fust have now expired, unexercised.

Option Exercises and Stock Vested

Our named executive officers did not exercise any stock options, nor did any shares of our common stock held by our named executive officers vest, during the year ended December 31, 2008.

DIRECTOR COMPENSATION

Cash Compensation Arrangements

Pursuant to our current compensation program for non-employee directors, each member of our Board of Directors who is not an employee or an officer of Jazz Pharmaceuticals currently receives the following cash compensation for Board services, as applicable:

- a $30,000 annual retainer for service as a Board member;
- a $15,000 supplemental annual retainer for service as chair of the Audit Committee;
- a $10,000 supplemental annual retainer for service as chair of the Compensation Committee; and
- a $5,000 supplemental annual retainer for service as chair of each other committee of the Board.

On July 18, 2007, our Board of Directors determined that the cash retainers for the periods from (a) June 1, 2007 through August 14, 2007 (in an amount equal to 20.83% of the annual retainer for service as a Board member) and (b) August 15, 2007 through August 14, 2008 will be deemed earned and payable on August 15, 2007 and that commencing August 15, 2008, the cash retainers for each annual period from August 15 to the next subsequent August 14 will be deemed earned and payable in advance on August 15. On December 18, 2007, our Board of Directors determined that for purposes of non-employee directors that are appointed or elected other than on August 15 of any given year, a pro-rata portion of all cash retainers for the period from such non-employee director's appointment or election to the next subsequent August 15 will be deemed earned and payable on the date of the first regularly scheduled meeting of the Board that takes place not less than 31 days following the date of such non-employee director's appointment or election (provided such date is in a "window period" as defined under Jazz Pharmaceuticals' stock trading policy), or in the event such date is not in a window period, the next subsequent date which is in a window period. Payments of cash retainers are subject to a non-employee's director's election pursuant to our Directors Deferred Compensation Plan. Any amounts deferred pursuant to our Directors Deferred Compensation Plan are credited to a phantom stock account, as described below. On August 14, 2008, our Board of Directors determined that any distributions from a phantom stock account will be in shares of our common stock. Our non-employee directors are also reimbursed for their travel and other reasonable expenses incurred in attending Board or committee meetings.

Directors Deferred Compensation Plan

In May 2007, our Board of Directors adopted the Directors Deferred Compensation Plan, which was amended by our Board of Directors in December 2008. The Directors Deferred Compensation Plan allows each non-employee director to elect to defer receipt of all or a portion of his or her annual retainer fees to a future date or dates. Any amounts deferred under the Directors Deferred Compensation Plan are credited to a phantom stock account. The number of phantom shares of our common stock credited to each director's phantom stock account each year will be determined based on the amount of the compensation deferred during any given year, divided by the fair market value of our common stock on the date the retainer fees are due to be paid. Upon a separation from our Board of Directors, or as soon thereafter as practical once the non-employee director has provided the necessary information for electronic deposit of shares of our common stock, or upon the occurrence of a change in control, each non-employee director will receive (or commence receiving, depending upon whether the director has elected to receive distributions from his or her phantom stock account in a lump sum or in installments over time) a distribution of his or her phantom stock account, in shares of our common stock reserved under our 2007 Non-Employee Directors Stock Option Plan, which is described below. The Directors

Deferred Compensation Plan may be amended or terminated at any time by our Board of Directors, and in form and operation is intended to be compliant with Section 409A of the Internal Revenue Code of 1986, as amended.

2007 Non-Employee Directors Stock Option Plan

Our 2007 Non-Employee Directors Stock Option Plan, or 2007 Directors Plan, became effective in connection with our initial public offering. The 2007 Directors Plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors over their period of service on our Board of Directors. In addition, the 2007 Directors Plan provides the source of shares to fund distributions of our common stock under the Directors Deferred Compensation Plan.

Proxy

Pursuant to the terms of the 2007 Directors Plan, any individual who first becomes a non-employee director is automatically granted an option to purchase 30,000 shares of our common stock. Each initial option vests with respect to one-third of the shares on the first anniversary of the date of grant, and the balance in a series of 24 successive equal monthly installments thereafter. In addition, each individual who is serving as a non-employee director on the first trading day on or after August 15 of each year is automatically granted an option to purchase 10,000 shares of our common stock on such date. The shares subject to each such annual option vest in a series of 12 successive equal monthly installments measured from the date of grant. All stock options granted under the 2007 Directors Plan have a maximum term of ten years, and the exercise price of each option granted under the 2007 Directors Plan is equal to 100% of the fair market value of our common stock on the date of grant.

If a non-employee director's service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability or death, or after any 12-month period following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise the option for a period of 12 months in the event of disability, and 18 months in the event of death. If such an optionee's service terminates within 12 months following a specified change in control transaction, the optionee may exercise the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

In the event of certain significant corporate transactions, all outstanding options under the 2007 Directors Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (a) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction and (b) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction. Our Board of Directors may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the option, over (b) the exercise price otherwise payable in connection with the option. In addition, the vesting and exercisability of options held by non-employee directors who are either required to resign their position in connection with a specified change in control transaction or are removed from their position in connection with such a change in control will be accelerated in full.

Director Compensation Table

The following table sets forth certain information with respect to the compensation of all non-employee directors of Jazz Pharmaceuticals for the fiscal year ended December 31, 2008. Mr. Cozadd, our Chief Executive Officer and Chairman, and Dr. Saks, our former Chief Executive Officer and a former director, are not listed in the following table since they are, or were, employees of Jazz Pharmaceuticals and did not receive any additional compensation for serving on our Board of Directors or its committees. Effective April 3, 2009, Mr. Myers was appointed to the Board and does not receive any additional compensation for serving on our Board of Directors or its committees.

2008 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2][3][4][8]	Total ($)
E. Alexander Albert[5]	30,000	—	30,000
Samuel D. Colella	30,000	59,744	89,744
Bryan C. Cressey	30,000	59,744	89,744
Michael W. Michelson	40,000	—	40,000
James C. Momtazee	35,000	—	35,000
Kenneth W. O'Keefe	45,000	59,744	104,744
Jaimin R. Patel[6]	—	—	0
Alan M. Sebulsky	30,000	131,493	161,493
James B. Tananbaum, M.D.[7]	30,000	59,744	89,744
Nathaniel M. Zilkha	30,000	—	30,000

(1) Represents fees earned in 2008. Each director in the table above, other than Dr. Tananbaum and Messrs. Colella and Cressey for 2008, elected to defer his cash retainer fees pursuant to the Directors Deferred Compensation Plan. The number of shares credited to individual non-employee director phantom stock accounts under our Directors Deferred Compensation Plan as of December 31, 2008 was as follows: 3,826 shares for Mr. Albert; 5,102 shares for Mr. Michelson; 4,464 shares for Mr. Momtazee; 5,739 shares for Mr. O'Keefe; 3,826 shares for Mr. Sebulsky; and 3,826 shares for Mr. Zilkha. In connection with Mr. Patel's resignation from the Board, the 2,843 shares then credited to Mr. Patel's individual non-employee director phantom stock account were distributed to Mr. Patel in accordance with the terms of our Directors Deferred Compensation Plan.

(2) The dollar amounts in this column represent the compensation cost for the year ended December 31, 2008 of stock option awards granted pursuant to our equity compensation plans and thus include amounts from outstanding stock option awards granted in and prior to 2008. These amounts have been calculated in accordance with SFAS No. 123R using Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock options were forfeited by any of our directors during fiscal 2008. Assumptions used in the calculation of these amounts are included in the notes to Jazz Pharmaceuticals' audited consolidated financial statements included in Jazz Pharmaceuticals' Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2009. These amounts reflect Jazz Pharmaceuticals' accounting expense for these awards and do not correspond to the actual value that may be recognized by our directors.

(3) The aggregate number of shares subject to outstanding stock options held by the directors listed in the table above as of December 31, 2008 was as follows: 20,000 shares for each of Dr. Tananbaum and Messrs. Colella, Cressey and O'Keefe; and 46,536 shares for Mr. Sebulsky. Each of Messrs. Albert, Michelson, Momtazee, Patel and Zilkha declined any equity compensation for his service as a non-employee director in accordance with certain internal policies of Kohlberg Kravis Roberts & Co. L.P., with which each such director is or was either associated or affiliated.

(4) The grant date fair value, as determined in accordance with SFAS No. 123R, of the stock option awards granted during the year ended December 31, 2008 for each of Dr. Tananbaum and Messrs. Colella, Cressey, O'Keefe and Sebulsky was $43,946.

(5) Mr. Albert was elected to the Board in July 2008 following the resignation of Mr. Patel. Mr. Albert resigned from the Board in September 2009.

(6) Mr. Patel resigned from the Board in July 2008.

(7) Dr. Tananbaum's cash retainer fees were paid to Prospect Management Co., II, LLC.

(8) On September 30, 2009, the Board approved the grant of a stock option to Mr. Sebulsky to purchase 10,000 shares of our common stock, such grant to be effective on the first day of our next open trading window. The shares subject to the option vest in full one year after the date the Board approved the grant and will have an exercise price equal to the fair market value of the common stock on the first day of our next open trading window.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policy and Procedures for Review of Related Party Transactions

In 2007, Jazz Pharmaceuticals adopted a Related Party Transaction Policy that sets forth Jazz Pharmaceuticals' procedures for the identification, review, consideration and approval or ratification of "related-person transactions." For purposes of Jazz Pharmaceuticals' policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Jazz Pharmaceuticals and any "related person" are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to Jazz Pharmaceuticals as an employee or director are not covered by this policy. A "related person" is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-person transaction (including any transaction that was not a related-person transaction when originally consummated or any transaction that was not initially identified as a related-person transaction prior to consummation), our management must present information regarding the related-person transaction to our Audit Committee (or, if Audit Committee approval would be inappropriate, to another independent body of our Board of Directors) for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will, on an annual basis, collect information that our General Counsel deems reasonably necessary from each director, executive officer and (to the extent feasible) significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to our General Counsel, or, if the employee is an executive officer, to our Board of Directors. In considering related-person transactions, our Audit Committee (or other independent body of our Board of Directors) will take into account the relevant available facts and circumstances including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated.

The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, our Audit Committee (or other independent body of our Board of Directors) must consider, in light of known circumstances, whether the transaction is, or is not inconsistent with, our best interests and those of our stockholders, as our Audit Committee (or other independent body of our Board of Directors) determines in the good faith exercise of its discretion.

Certain Transactions With or Involving Related Persons

Sales of Securities

Registered Direct Offering. In July 2008, we sold an aggregate of 3,848,289 immediately separable units in a registered direct offering, or Registered Direct, to select investors, with each unit consisting of one share of our common stock and a warrant to purchase 0.45 of a share of common stock at a price per unit of $6.75625 for aggregate consideration of approximately $26.0 million. In the aggregate, we issued and sold 3,848,289 shares of our common stock and warrants to purchase up to an aggregate of 1,731,724 shares of our common stock pursuant to the terms of a placement agent agreement and the related subscription agreements. Each warrant has an exercise price of $7.37 per share. The investors in the Registered Direct included select institutional investors as well as certain of our existing stockholders, including KKR JP, LLC, KKR JP III LLC, Thoma Cressey Fund VII, L.P., Thoma Cressey Friends Fund VII, L.P., Beecken Petty O'Keefe L.P., Prospect Venture Partners II, L.P., Prospect Associates II, L.P., Versant Venture Capital II, L.P., Versant Side Fund II, L.P., and Versant Affiliates Fund II-A, L.P. Certain members of our Board of Directors are affiliated and/or associated with such existing stockholders.

As a result of the participation of related persons in the Registered Direct, such participation was reviewed and pre-approved in accordance with our Related Party Transaction Policy by a special committee of our Board of Directors comprised solely of independent directors who were not affiliated or associated with the investors in the Registered Direct.

July 2009 Private Placement. In July 2009, we sold an aggregate of 1,895,734 immediately separable units in a private placement, or the July 2009 Private Placement, to Longitude Venture Partners, L.P. and Longitude Capital Associates, L.P., entities affiliated with Longitude Capital Partners, LLC, or Longitude, with each unit consisting of one share of our common stock and a warrant to purchase 0.5 of a share of common stock at a price per unit of $3.6925 for aggregate consideration of approximately $7.0 million. In the aggregate, we issued and sold 1,895,734 shares of common stock and warrants to purchase up to an aggregate of 947,867 additional shares of common stock to the entities affiliated with Longitude pursuant to a securities purchase agreement. Each warrant has an exercise price of $4.00 per share. Mr. Enright is a Managing Member of Longitude.

Although the July 2009 Private Placement occurred after the adoption of our Related Party Transaction Policy, our Related Party Transaction Policy did not require that we obtain prior approval of this transaction by our Audit Committee (or other independent body of our Board of Directors) since at the time we entered into the securities purchase agreement pursuant to which the July 2009 Private Placement was effected, neither Mr. Enright nor Longitude were "related persons" within the meaning of our Related Party Transaction Policy. However, in accordance with our Related Party Transaction Policy, we submitted the July 2009 Private Placement to the Audit Committee for review and ratification at their first regularly-scheduled meeting following the transaction and the Audit Committee ratified the transaction in accordance with our Related Party Transaction Policy.

Senior Secured Notes and Related Warrants. In June 2005, Orphan Medical, Inc., or Orphan Medical, a wholly-owned subsidiary of Jazz Pharmaceuticals, issued senior secured notes in the aggregate principal amount of $80.0 million, or the Orphan Notes, with interest payable on the Orphan Notes at the rate of 15% per year, payable quarterly in arrears. We guaranteed the obligations of Orphan Medical to repay the Orphan Notes pursuant to a senior secured note and warrant purchase agreement we entered into with the purchasers of the Orphan Notes, and also issued warrants to purchase an aggregate of 785,728 shares of Series BB Preferred Stock having an exercise price of $20.36 per share. KKR Financial Holdings III, LLC, or KFN, an entity affiliated with Kohlberg Kravis Roberts & Co. L.P., and LB I Group, Inc., an entity affiliated with Lehman Brothers Holdings Inc., both of which were significant stockholders during 2008, purchased $25.0 million and $31.0 million principal amount of Orphan Notes, respectively, and warrants to purchase 245,540 and 304,469 shares of our common stock, respectively. With respect to KFN, the $25.0 million principal amount represented the largest aggregate amount of principal balance outstanding on the Orphan Notes to date. In March 2008, KFN sold $17.9 million in principal amount of notes and warrants to purchase 175,384 shares of common stock to LB I Group. With respect to LB I Group, $56.0 million principal amount represented the largest aggregate amount of principal balance outstanding on the Orphan Notes to date. For the period from January 1, 2008 to March 17, 2008, total interest payments under the Orphan Notes were $2.5 million, of which $0.2 million and $1.8 million was paid to KFN and LB I Group, respectively. The issuance of the Orphan Notes and related warrants were effected prior to the adoption of our Related Party Transaction Policy and were approved by our Board of Directors.

In March 2008, JPIC issued senior secured notes in the aggregate principal amount of $120.0 million, or the JPIC Notes, with interest payable on the JPIC Notes at the rate of 15% per year, payable quarterly in arrears commencing June 30, 2008. With respect to defaults, interest is payable at an annual default rate of 17%. We guaranteed the obligations of JPIC to repay the JPIC Notes pursuant to a senior secured note and warrant purchase agreement we entered into with the purchasers of the JPIC Notes. Of the $120.0 million in principal amount of JPIC Notes issued in March 2008, $80.0 million in principal amount of JPIC Notes were issued in exchange for the same principal amount of Orphan Notes and in connection therewith, the Orphan Notes were retired. With respect to KFN, KFN was issued $7.1 million in principal amount of JPIC Notes in exchanges for its Orphan Notes. LB I Group was issued $56.0 million in principal amount of JPIC Notes in exchanges for its Orphan Notes, and also purchased $33.5 million in principal amount of additional JPIC Notes. In connection with the purchase of additional JPIC Notes, LB I Group was issued a warrant to purchase 470,836 shares of our common stock having an exercise price of $14.23 per share. Together, the $89.5 million in aggregate principal amount of JPIC Notes issued to LB I Group represented the largest aggregate amount of principal balance outstanding to date held by LB I Group. In August 2008, JPIC paid certain holders of the senior secured notes $504,000 aggregate principal amount plus accrued interest as their pro rata share of the proceeds from the JPIC's sale of its rights to Antizol and Antizol-Vet and the principal amount was reduced accordingly. Under the terms of the agreement with the senior secured note holders, JPIC is obligated to pay the holders of the senior secured notes the proceeds from any future sale of the JPIC's rights to Xyrem, Luvox CR and JZP-6, if the holders so elect. Other than with respect to the August 2008 payment and the retiring of the Orphan Notes in March 2008, no principal payments have been made on either the Orphan Notes or the JPIC Notes. For the period from January 1, 2008 to October 1, 2009, total interest payments under the JPIC Notes and Orphan Notes were $28.9 million, of which $1.7 million and $21.6 million was paid to KFN and LB I Group, respectively. Although the issuance of the JPIC Notes and our entry into a senior secured note and warrant purchase agreement in connection therewith (and the issuance of warrants to purchase our common stock pursuant thereto) occurred after the adoption of our Related Party Transaction Policy, our Related Party Transaction Policy did not require that we obtain approval or ratification of this transaction by our Audit Committee (or other independent body of our Board of Directors) since at the time we entered into the transaction, LB I Group and each other of the purchasers of the new JPIC Notes were not "related persons" within the meaning of our Related Party Transaction Policy. Although KFN is affiliated with Kohlberg Kravis Roberts & Co. L.P., which is a "related person" within the meaning of our Related Party Transaction, KFN did not purchase any additional notes or warrants in the transaction, and KFN's participation in the transaction was limited to exchanging its Orphan Note for the same principal amount of JPIC Notes. Our Board of Directors was, however, aware of KFN's participation in the transaction when it approved the transaction.

Indemnification Agreements

We have entered into indemnity agreements with each of our directors, executive officers and vice presidents that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person's conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We believe that these agreements are necessary to attract and retain qualified persons as officers and directors of Jazz Pharmaceuticals. Our amended and restated indemnification agreement as described in more detail above in the section entitled "— Proposal 3" is the basis for Proposal 3. We also maintain directors' and officers' liability insurance.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to satisfy the delivery requirements for Notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or a single set of proxy materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are Jazz Pharmaceuticals stockholders will be "householding" Notices and our proxy materials. A single Notice or a single set of proxy materials, as applicable, may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice or set of proxy materials, as applicable, in the future you may: (1) notify your broker, (2) direct your written request to Jazz Pharmaceuticals, Inc., Attention: Investor Relations, at 3180 Porter Drive, Palo Alto, California 94304 or (3) contact Jazz Pharmaceuticals' Investor Relations department at (650) 496-3777. Stockholders who currently receive multiple copies of Notices or proxy materials at their address and would like to request "householding" of their communications should contact their broker. In addition, Jazz Pharmaceuticals will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of a Notice or set of proxy materials to a stockholder at a shared address to which a single Notice or set of proxy materials, as applicable, was delivered.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Carol A. Gamble
Senior Vice President, General Counsel
and Corporate Secretary

October 23, 2009

Jazz Pharmaceuticals will mail without charge, upon written request, a copy of Jazz Pharmaceuticals' Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including the consolidated financial statements, schedules and list of exhibits, and any particular exhibit specifically requested. Requests should be sent to: Jazz Pharmaceuticals, Inc., Corporate Secretary, 3180 Porter Drive, Palo Alto, California 94304. The Annual Report on Form 10-K is also available at www.jazzpharmaceuticals.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-33500

JAZZ PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**05-0563787**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3180 Porter Drive
Palo Alto, CA 94304
(650) 496-3777
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2008, based upon the last sale price reported for such date on the NASDAQ Global Market, was $70,678,403. The calculation of the aggregate market value of voting and non-voting stock excludes 15,360,755 shares of the registrant's common stock held by current executive officers, directors, and stockholders that the registrant has concluded are affiliates of the registrant. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

As of March 20, 2009, a total of 28,925,352 shares of the registrant's Common Stock, $.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

JAZZ PHARMACEUTICALS, INC.
2008 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART I

Item 1. Business

Overview

We are a specialty pharmaceutical company focused on developing and commercializing innovative products to meet unmet medical needs in neurology and psychiatry. Our goal is to build a broad portfolio of products through a combination of internal development, acquisition and in-licensing activities, and to utilize our specialty sales force to promote our products in our target markets. We apply novel formulations and drug delivery technologies to known drug compounds, and to compounds with the same mechanism of action or similar chemical structure as marketed products, to improve patient care by, among other things, improving efficacy, reducing adverse side effects or increasing patient compliance relative to existing therapies. Since our inception in 2003, we have built a commercial operation and assembled a portfolio of products and product candidates that currently includes two marketed products that generated net product sales of $59.5 million in 2008, one product candidate in late Phase III clinical development and several product candidates in various stages of clinical development.

Our marketed products and late-stage product candidate are:

- *Xyrem® (sodium oxybate) oral solution.* Xyrem is the only product approved by the U.S. Food and Drug Administration, or FDA, for the treatment of both excessive daytime sleepiness and cataplexy in patients with narcolepsy. Narcolepsy is a chronic neurologic disorder caused by the brain's inability to regulate sleep-wake cycles. According to the National Institutes of Health, 150,000 or more individuals in the U.S. are affected by narcolepsy. We promote Xyrem in the U.S. for its FDA-approved indications to sleep specialists, neurologists, pulmonologists and psychiatrists through our specialty sales force. We have significantly increased U.S. sales of Xyrem since acquiring the rights to Xyrem in June 2005. We have licensed the rights to commercialize Xyrem in 54 countries outside of the U.S. to UCB Pharma Limited, or UCB, and in Canada to Valeant Canada Limited, or Valeant. UCB currently markets Xyrem in 13 countries. In 2008, our Xyrem net sales were $53.8 million.
- *Luvox CR® (fluvoxamine maleate) Extended-Release Capsules.* Once-Daily Luvox CR was approved by the FDA for the treatment of both obsessive compulsive disorder and social anxiety disorder on February 28, 2008. We shipped initial stocking orders of Luvox CR to our wholesaler customers in March 2008 and began promoting the product through our specialty sales force in April 2008.

Luvox CR is a once-daily extended-release formulation of fluvoxamine, a selective serotonin reuptake inhibitor, or SSRI. SSRIs are used in the treatment of depression, anxiety disorders and some personality disorders. We promote Luvox CR in the U.S. for its FDA-approved indications to certain general practitioners and psychiatrists through our specialty sales force. According to the National Institute of Mental Health, obsessive compulsive disorder and social anxiety disorder affect approximately 2.2 million and 15 million adults in the U.S., respectively. Luvox CR was developed by Solvay Pharmaceuticals, Inc., or Solvay, in collaboration with Elan Pharma International Limited, or Elan. We obtained the exclusive rights to market and distribute Luvox CR in the U.S. from Solvay in January 2007. Solvay retained the rights to market and distribute Luvox CR outside of the U.S. In 2008, our Luvox CR net sales were $5.7 million.

- *JZP-6 (sodium oxybate).* We are developing sodium oxybate, the active pharmaceutical ingredient in Xyrem, for the treatment of fibromyalgia. According to the American College of Rheumatology, between two and four percent of the U.S. population suffers from fibromyalgia. The product is currently in Phase III clinical development; the program includes two Phase III pivotal clinical trials and a long term safety trial. In November 2008, we announced positive preliminary top-line results from the first of the two Phase III pivotal clinical trials. The randomized, double-blind, placebo-controlled study achieved its primary endpoints, demonstrating that JZP-6 significantly decreased pain and fatigue, and improved daily function, in patients with fibromyalgia. We expect preliminary data from the second Phase III pivotal clinical trial, for which we have completed enrollment, in mid-2009. Subject to successful completion of the remaining Phase III pivotal clinical trial, we plan to submit to the FDA a new drug application, or NDA, for JZP-6 in the fourth quarter of 2009. If our NDA is approved by the FDA, we expect to market JZP-6 in the U.S. to specialists who treat fibromyalgia patients, through an expanded specialty sales force and/or in partnerships with third parties. We do not promote Xyrem for use in fibromyalgia. We have granted UCB the commercialization rights to JZP-6 in 54 countries outside of the U.S.

Our other product candidates in clinical development are JZP-8 (intranasal clonazepam), being developed for the treatment of recurrent acute repetitive seizures in epilepsy patients who continue to have seizures while on stable anti-epileptic regimens, JZP-4 (sodium and calcium channel antagonist), being developed for the treatment of epilepsy and bipolar disorder, and JZP-7 (ropinirole gel), being developed for the treatment of restless legs syndrome. We do not anticipate significant additional development progress on JZP-8, JZP-4 or JZP-7 unless or until we partner a program or otherwise obtain financing that we believe is sufficient to continue their development.

During the second half of 2008, we significantly reduced our ongoing expenses. We are also seeking to raise additional funds. We are currently operating the company in a manner that we believe maximizes the value of our business for our creditors and stockholders by focusing on selling and marketing Xyrem and Luvox CR, continuing our JZP-6 clinical program, with respect to which we expect to obtain the preliminary results of a second Phase III pivotal clinical trial in mid-2009, and looking for additional ways to reduce our operating expenses. As of December 31, 2008, we had cash, cash equivalents and marketable securities of $25.9 million (excluding restricted cash of $1.9 million). On December 31, 2008, we did not make the $4.5 million quarterly interest payment that was due with respect to our senior secured notes, and in early January 2009, we received a notice of default. We are currently in discussions with our senior lenders with respect to our payment default and the status of our senior debt. If we are unable to resolve our situation with our senior debt and/or to raise sufficient additional funds, we would be required to further reduce operating expenses, by, among other things, curtailing significantly or delaying or eliminating part or all of our development programs including JZP-6 and/or scaling back our commercial operations, or we may need to seek protection under the provisions of the U.S. Bankruptcy Code.

Marketed Products and Late-Stage Product Candidate

Xyrem (sodium oxybate) oral solution

Xyrem is a sodium oxybate oral solution approved in the U.S. for the treatment of excessive daytime sleepiness and cataplexy in patients with narcolepsy. Sodium oxybate, the active pharmaceutical ingredient in Xyrem, is a formulation of the sodium salt of γ-hydroxybutyrate, an endogenous neurotransmitter and metabolite of γ-aminobutyric acid. In June 2005, we obtained the rights to Xyrem as a result of our acquisition of Orphan Medical, Inc., or Orphan Medical. Initial FDA approval for Xyrem as a treatment for cataplexy in patients with narcolepsy was obtained in July 2002, and in November 2005, the FDA approved a supplemental NDA, or sNDA, for the treatment of excessive daytime sleepiness in patients with narcolepsy. Xyrem is currently the only FDA-approved treatment for both excessive daytime sleepiness and cataplexy in patients with narcolepsy. In 2008, our net product sales of Xyrem were $53.8 million.

Market Opportunity

Narcolepsy is a chronic neurologic disorder caused by the brain's inability to regulate sleep-wake cycles normally. According to the National Institutes of Health, 150,000 or more individuals in the U.S. are affected by narcolepsy. The primary symptoms of narcolepsy include excessive daytime sleepiness, cataplexy, sleep paralysis, sleep-onset and waking hallucinations and fragmented nighttime sleep. These symptoms can lead to a variety of complications, such as limitations on education and employment opportunities, driving or machine accidents, difficulties at work resulting in disability, forced retirement or job dismissal and depression.

Cataplexy. Cataplexy, the sudden loss of muscle tone, is the most distinctive symptom of narcolepsy. According to a 1996 article published in *Neurologic Clinics,* cataplexy is present in between 60% and 100% of patients with narcolepsy. Cataplexy can range from slight weakness or a drooping of the face to the complete loss of muscle tone and it is often triggered by strong emotional reactions such as laughter, anger or surprise.

Excessive Daytime Sleepiness. Excessive daytime sleepiness is the most common symptom of narcolepsy and is present in all narcolepsy patients. Excessive daytime sleepiness results in a chronic, pervasive sleepiness that triggers sudden irresistible and overwhelming urges to sleep (inadvertent naps and sleep attacks).

Attributes of Xyrem

Xyrem is the only product approved by the FDA to treat both excessive daytime sleepiness and cataplexy in patients with narcolepsy. Xyrem is administered at night in two equal doses and quickly metabolized so that during the daytime, very little of the active drug is present in the patient. Xyrem has a well established safety profile. In the Journal *SLEEP* in December 2007, the American Academy of Sleep Medicine recommended Xyrem as a standard of care for the treatment of both excessive daytime sleepiness and cataplexy associated with narcolepsy.

Commercialization

We promote Xyrem in the U.S. through our approximately 120 person specialty sales force. Pursuant to an agreement originally executed in 2003 and subsequently amended, we have licensed to UCB the exclusive right to register and market Xyrem for the treatment of narcolepsy in 54 countries throughout Europe, South America, the Middle East and Asia in exchange for milestone and royalty payments to us. UCB currently markets the product in 13 countries. We are entitled to additional commercial milestone payments of up to $6.0 million specifically associated with the sale of Xyrem for the treatment of narcolepsy and royalties on all commercial sales of Xyrem by UCB. In October 2005, the European Agency for the Evaluation of Medical Products, or EMEA, approved Xyrem for the treatment of cataplexy in adult patients with narcolepsy, and in March 2007, the EMEA approved the product for the treatment of narcolepsy with cataplexy in adult patients. In December 2006, we licensed to Valeant the Canadian marketing rights to Xyrem for the treatment of narcolepsy, subject to our right to later reacquire these rights. Valeant began marketing the product in Canada in 2007.

The term of our agreement with UCB, as it applies to Xyrem for the treatment of narcolepsy, extends to the later of the expiration of our associated patent rights in the territories covered by the agreement or ten years from the date of EMEA approval to commercially promote and distribute Xyrem for the treatment of narcolepsy, subject to automatic extension unless and until UCB terminates the agreement upon not less than 12 months' notice. Under the terms of an amendment to our license and distribution agreement with UCB entered in July 2008, UCB may terminate our agreement for any reason upon 12 months' notice. We are responsible for supplying Xyrem to UCB in exchange for supply price payments. If we are materially unable to comply with our obligations to supply Xyrem to UCB, UCB has the right under certain circumstances to terminate our agreement upon nine months' notice or assume manufacturing responsibility for Xyrem in their territory.

The FDA has granted Xyrem orphan drug exclusivity in the U.S. for both excessive daytime sleepiness and cataplexy in patients with narcolepsy. This provides marketing exclusivity in the U.S. until July 2009 for the cataplexy indication and November 2012 for the excessive daytime sleepiness indication. In addition to orphan drug exclusivity, Xyrem is covered by two formulation patents that are listed in the FDA's approved drug products with therapeutic equivalence evaluation document, or Orange Book. The patents will expire in 2020. An additional process patent that covers the product is not listed in the Orange Book and expires in 2019. The Orange Book, among other things, lists drug products approved by the FDA and identifies applicable patent and non-patent marketing exclusivities. The listing of our formulation patents in the Orange Book requires potential competitors to certify as to non-infringement or invalidity of the patent prior to FDA approval of their product candidates unless they are willing to postpone market entry until patent expiry. Patent applications covering Xyrem's distribution system are currently pending, and the patents, if issued, would expire in 2022. In addition, we believe that the strict manufacturing and distribution controls on sodium oxybate and Xyrem, and the complicated risk management procedures required to market and sell the product, may make it difficult for other companies to manufacture and market generic formulations of Xyrem.

Our marketing, sale and distribution of Xyrem are subject to a Risk Evaluation and Mitigation Strategy program, or REMS, required in conjunction with Xyrem's approval by the FDA. Under the Xyrem REMS, Xyrem must be distributed through a single central pharmacy. The central pharmacy we use is Express Scripts Specialty Distribution Services, or Express Scripts, with whom we have an exclusive relationship. The central pharmacy must maintain physician and patient registries, and the product may not be stocked in retail pharmacies. Each physician and patient must be educated about the risks and benefits of the product before the physician can prescribe, or a patient can receive, Xyrem. Whenever a prescription is received by the central pharmacy, the central pharmacy must verify the prescription and obtain additional information by contacting the patient's insurance company. The central pharmacy must also speak with the patient before it can ship any Xyrem to the patient. The central pharmacy must ship the product directly to the patient by a courier service, and the patient or his/her designee must sign for the package. The initial shipment may only be for a one-month supply and physicians may only prescribe up to six months of supply of Xyrem at one time.

Pursuant to our exclusive agreement with Express Scripts and Curascript, Inc., or Curascript, an affiliate of Express Scripts, Express Scripts provides distribution and Express Scripts and Curascript provide other customer support services to us related to the sale and marketing of Xyrem in the U.S. We are billed monthly for the services performed by Express Scripts and Curascript. Our agreement with Express Scripts and Curascript expires on December 31, 2010, subject to automatic one-year extensions thereafter until either party provides notice to the other of its intent to terminate the agreement at least 120 days prior to the end of the term. We may terminate the agreement with Express Scripts and Curascript upon five days' notice if Express Scripts or Curascript is not in compliance with applicable regulatory requirements.

We have contracted separately with third parties to supply the sodium oxybate used to produce Xyrem and to manufacture the product. We rely on a single source for our supply of sodium oxybate and a single manufacturer of the product. Quotas from the United States Drug Enforcement Administration, or DEA, are required in order to manufacture and package sodium oxybate. Since the DEA typically grants quota on an annual basis and requires a detailed submission and justification for the request, obtaining a DEA quota is a difficult and time consuming process. We must negotiate with the DEA any time we need additional quota, and these negotiations may be protracted and may not provide us with as much quota as we believe is needed.

Competition

As an alternative to Xyrem, cataplexy is treated with tricyclic antidepressants and selective serotonin or norepinephrine reuptake inhibitors, although Xyrem is the only drug that has been approved by the FDA for the treatment of cataplexy. Tricyclic antidepressants are a class of antidepressant drugs first used in the 1950s. The use of these drugs can often result in somnolence, which exacerbates excessive daytime sleepiness already experienced by all patients with narcolepsy. Other treatments for excessive daytime sleepiness in patients with narcolepsy consist primarily of stimulants and wakefulness promoting agents, including Provigil® (modafinil). Xyrem and Provigil are both approved for the treatment of excessive daytime sleepiness in patients with narcolepsy, but Xyrem is also approved for the treatment of cataplexy. Provigil is also approved for the treatment of excessive daytime sleepiness in patients with obstructive sleep apnea/hypopnea syndrome and shift work sleep disorder.

Xyrem is a liquid solution that is taken twice nightly. Provigil is a pill that is usually taken once in the morning for excessive daytime sleepiness by patients with narcolepsy. Provigil is distributed by numerous pharmacies. Xyrem's REMS requires that it be distributed in the U.S. through a single central pharmacy, and it takes longer for a patient to receive medicine under the Xyrem distribution system than it takes to fill a typical prescription at a pharmacy. Xyrem is administered at night and can be used in conjunction with Provigil, which is administered during the day. During the pivotal Phase III trials of Xyrem for use in patients with narcolepsy, approximately 80% of patients maintained concomitant stimulant use.

Luvox CR (fluvoxamine maleate) Extended-Release Capsules

Luvox CR is a once-a-day product approved by the FDA for the treatment of obsessive compulsive disorder and social anxiety disorder. Luvox CR received FDA approval on February 28, 2008, and we launched Luvox CR in March 2008. Our specialty sales force promotes Luvox CR to psychiatrists, and certain general practitioners, for its approved indications. In January 2007, we licensed from Solvay the exclusive rights to market and distribute Luvox CR in the U.S. Solvay retained the rights to market and distribute Luvox CR outside of the U.S. Luvox CR is a once-daily extended-release formulation of fluvoxamine developed by Solvay in collaboration with Elan. Luvox CR incorporates Elan's SODAS™ drug delivery technology which is designed to minimize peak-to-trough plasma fluctuations over a 24-hour period and enable once-a-day dosing. The approval of Luvox CR includes a post marketing commitment to conduct a safety and efficacy study in adolescent patients with social anxiety disorder and a long-term safety and efficacy study in patients with social anxiety disorder.

Market Opportunity

Obsessive Compulsive Disorder. Obsessive compulsive disorder is a chronic anxiety disorder characterized by persistent, unwanted thoughts, or obsessions, and repetitive behaviors or rituals, or compulsions. According to the National Institute of Mental Health, obsessive compulsive disorder affects approximately 2.2 million adults in the U.S. According to an article published in the *International Journal of Clinical Practice*, it is estimated that 60% of patients with obsessive compulsive disorder worldwide receive no treatment for their disorder. Patients with obsessive compulsive disorder use rituals to help control anxiety related to their obsessive thoughts, and these rituals become disruptive to their daily life. While these patients often realize that their obsessions and compulsions are irrational or excessive, they frequently have little or no control over them. Typical obsessions include concerns with dirt, germs and contamination, fear of acting on violent or aggressive impulses or feeling overly responsible for the safety of others. Rituals adopted by obsessive compulsive disorder patients may provide them with transient relief from anxiety, but the rituals do not provide sustained comfort. Frequently, the rituals become so overwhelming that patients are unable to function normally in their daily lives. Symptoms of obsessive compulsive disorder typically appear in childhood, adolescence or early adulthood. According to an article published in the *Journal of Clinical Psychiatry*, a significant portion of obsessive compulsive disorder patients are believed to have one or more concomitant psychiatric disorders, such as depression or social anxiety disorder.

Social Anxiety Disorder. Social anxiety disorder is characterized by the fear and avoidance of everyday social or performance situations where patients feel that others may scrutinize them and they may embarrass themselves. According to the National Institute of Mental Health, social anxiety disorder affects approximately 15 million adults in the U.S. Despite the prevalence of the disorder, social anxiety disorder remains underdiagnosed and undertreated by clinicians. Social anxiety disorder patients have anticipatory anxiety about these situations, and this anxiety can become so pronounced that patients cannot function normally in their daily lives. Social anxieties can be limited to a particular situation or apply to a variety of situations. In addition to anxiety, patients experience physical symptoms including blushing, sweating, trembling and nausea. Symptoms of social anxiety disorder typically appear in childhood or adolescence with a mean age of onset of approximately 13 years, and the symptoms are often preceded by a history of social inhibition or shyness. According to an article published in the *Journal of Clinical Psychiatry*, mood and other anxiety disorders are prevalent among social anxiety disorder patients.

Attributes of Luvox CR

We believe that there is a market opportunity for prescriptions for Luvox CR for the treatment of obsessive compulsive disorder and social anxiety disorder, and that Luvox CR offers an opportunity to improve upon the immediate-release formulation of fluvoxamine, the active pharmaceutical ingredient in Luvox CR, in treating these disorders. Fluvoxamine, in its immediate-release form, is a broadly prescribed therapy for the treatment of obsessive compulsive disorder.

In a Phase III clinical trial in obsessive compulsive disorder, patients taking Luvox CR demonstrated a statistically significant improvement compared to patients receiving placebo as assessed by the Yale-Brown Obsessive Compulsive Scale at week 12. In two Phase III clinical trials in social anxiety disorder, patients receiving Luvox CR demonstrated statistically significant improvement compared to patients receiving placebo as assessed by the Liebowitz Social Anxiety Scale total score at week 12.

We believe the once-a-day dosing regimen afforded by the extended-release formulation of Luvox CR significantly improves compliance and patient acceptability. Furthermore, we believe that Luvox CR offers a strong combination of proven efficacy in treating obsessive compulsive disorder and social anxiety disorder and favorable tolerability with a weight neutral profile and a low incidence of sexual adverse events seen in the 12-week clinical trials.

Commercialization

We launched Luvox CR in the first quarter of 2008. A substantial majority of prescriptions for the treatment of obsessive compulsive disorder and social anxiety disorder are written by psychiatrists. We continue to believe that this concentration provides an attractive, focused market opportunity for us.

Through our license agreement with Solvay, we have the exclusive rights to market and distribute Luvox CR in the U.S., and Solvay retained the rights to market and distribute Luvox CR outside of the U.S. Solvay assigned to us its rights and obligations under its license and supply agreement with Elan, and we have sublicensed back to Solvay the rights under that agreement outside of the U.S. If Solvay decides not to market Luvox CR in any countries to which it has rights, we have a right of first offer with respect to any license of rights to market and distribute Luvox CR in those countries. Under a supply agreement with Solvay, we are responsible for purchasing, and Solvay is responsible for providing us with, the active pharmaceutical ingredient necessary to manufacture Luvox CR. We are responsible for providing the active pharmaceutical ingredient free of charge to Elan under the license and supply agreement with Elan. Elan has the right and obligation to manufacture the worldwide commercial requirements of Luvox CR. We will be responsible for satisfying Solvay's commercial requirements of Luvox CR outside of the U.S. in exchange for supply price payments to us. We paid Solvay $2.0 million upon execution of the agreement. As a result of approval by the FDA and the first commercial sale of Luvox CR, both of which occurred during the first quarter of 2008, we were obligated to make payments under this agreement in 2008 totaling $41.0 million. We amended the agreement several times in 2008 and paid Solvay $27.0 million in 2008 under the original and amended terms of the agreement. On February 5, 2009, we amended the agreement again, as a result of which the then existing $14.0 million current payment obligation, a $5.0 million obligation related to a milestone of uninterrupted supply of Luvox CR, which we expected would be met in April 2009 as well as the future royalty and other obligations were replaced with an obligation to pay a total of $19.0 million. Under that most recent amendment, we paid Solvay $1.0 million on March 15, 2009, and we owe Solvay an additional $5.0 million in 2009 in three quarterly installments of $1.0 million, $2.0 million and $2.0 million on or before June 15, 2009, September 15, 2009 and December 15, 2009 respectively, $4.0 million in 2010, $4.5 million in 2011, $5.0 million in 2012. We also agreed to pay Solvay $5.0 million in 2015 if net sales of Luvox CR reach a cumulative amount of $100 million on or before December 31, 2014 and no AB-rated generic version of Luvox CR has been or is being sold in the U.S. as of December 31, 2014. In addition, pursuant to this most recent amendment, Solvay may terminate the license agreement if any of these payments is not made within fifteen days after it is due.

Our license and supply agreements with Solvay will remain in force until terminated by either Solvay or us as a result of an uncured breach by the other party.

The license and supply agreement with Elan that was assigned to us by Solvay will expire upon the later of (i) 10 years after commercial launch of Luvox CR or (ii) the last to expire patent licensed under the agreement with Elan. In addition, either we or Elan may terminate the license agreement in the event of an uncured material breach or in the event of a change of ownership of the other party in excess of 40% or an acquisition of 20% or more of the equity of the other party by a third party offering competing products.

Luvox CR's FDA approval included a commitment for two Phase IV clinical trials, one in adolescent patients with social anxiety disorder and one a long-term duration of effect study in patients with social anxiety disorder. We are in the process of planning these studies. Failure to promptly conduct these Phase IV clinical trials could result in the FDA's withdrawal of approval for Luvox CR.

Luvox CR has three years of marketing exclusivity beginning on February 28, 2008, the date Luvox CR was approved by the FDA. In addition, a patent covering the orally administered formulation of extended-release fluvoxamine, requiring the release of fluvoxamine over a period of not less than 12 hours, has issued to Elan. In the U.S., the patent expires in 2020. The patent has also issued in Europe, Australia South Africa, Ukraine and Russia and is pending in seven other countries.

Competition

Selective serotonin reuptake inhibitors, or SSRIs, have become the standard treatment for anxiety disorders, including obsessive compulsive disorder and social anxiety disorder. According to the Pharmaceutical Audit Suite published by Wolters Kluwer Health, more than 152 million total prescriptions were written for SSRIs and serotonin-norepinephrine reuptake inhibitors, or SNRIs, in the U.S. in 2008, accounting for approximately $20.8 billion in sales. Serotonin-norepinephrine reuptake inhibitors are a class of antidepressants used in the treatment of clinical depression and sometimes used to treat anxiety disorders, including obsessive compulsive disorder, social anxiety disorder and other conditions. Since the approval of Prozac® (fluoxetine) in the U.S. in 1987, the use of SSRIs and SNRIs has increased dramatically due to their efficacy and reduced side effect profile relative to previously approved antidepressants. Based on available market data, we estimate that the majority of SSRI and SNRI prescriptions are for the treatment of depression and that obsessive compulsive disorder and social anxiety disorder constitute approximately three percent of total SSRI and SNRI prescriptions.

Six branded products in addition to Luvox CR are currently approved by the FDA for the treatment of obsessive compulsive disorder, including five SSRIs: Paxil® (paroxetine HCl), which is marketed by GlaxoSmithKline, Zoloft® (sertraline HCl), which is marketed by Pfizer, Prozac, which is marketed by Eli Lilly, Pexeva® (paroxetine mesylate) which is marketed by Noven Therapeutics and Luvox® (fluvoxamine) which is not currently marketed. The sixth branded product is Anafranil® (clomipramine hydrochloride), a tricyclic antidepressant marketed by Mallinckrodt in the U.S. The relative use of each of these products for the treatment of obsessive compulsive disorder has varied over the past ten years, and each currently has generic equivalents and is not actively promoted. Generic products are generally sold at significantly lower prices than branded products, tending both to take market share away from branded products and to put downward pricing pressure on branded products.

The market for drugs to treat obsessive compulsive disorder is extremely fragmented. Based on data for 2008 from IMS NPA Market Dynamics, we estimate that Paxil, Zoloft, Prozac and Anafranil, and their generic equivalents, and fluvoxamine accounted for 50% of the total drug usage for the treatment of obsessive compulsive disorder in 2008. Although they are not FDA-approved for the treatment of obsessive compulsive disorder, based on data for 2008 from IMS NPA Market Dynamics, we estimate that the currently marketed branded products, Lexapro®, Celexa®, Effexor XR® and Cymbalta®, and their generic equivalents, accounted for approximately an additional 45% of total drug usage for the treatment of obsessive compulsive disorder in 2008, with more than five other drugs making up the remaining 5%.

Four branded products in addition to Luvox CR are currently approved by the FDA for the treatment of social anxiety disorder, including three SSRIs: Zoloft, Paxil and Paxil CR, an extended-release version of Paxil, and one SNRI, Effexor XR. Effexor XR, Paxil, Paxil CR and Zoloft have generic equivalents.

The market for drugs to treat social anxiety disorder is also extremely fragmented. Based on data for 2008 from IMS NPA Market Dynamics, we estimate that Zoloft, Paxil, Paxil CR and Effexor XR, and their generic equivalents, in the aggregate accounted for approximately 42% of the total drug usage for the treatment of social anxiety disorder in 2008. Although they are not approved for the treatment of social anxiety disorder, based on data for 2008 from IMS NPA Market Dynamics, we estimate that the currently marketed products Lexapro, Celexa and Cymbalta, and their generic equivalents, accounted for 39% of total drug usage for the treatment of social anxiety disorder in 2008, with ten other drugs making up the remaining 19%. The presence in a particular patient of more than one psychiatric condition is an important consideration by physicians in the selection of drugs to treat social anxiety disorder. Zoloft, Paxil, Paxil CR and Effexor XR are approved for additional psychiatric disorders such as major depressive disorder, in addition to social anxiety disorder, which may give them broader recognition and use by physicians and patients.

The currently approved SSRI products, including Luvox CR, all have significant adverse side effects and a black box warning concerning suicidal thinking and behavior in children and adolescents.

JZP-6 (sodium oxybate)

We are developing sodium oxybate, the active pharmaceutical ingredient in Xyrem, for the treatment of fibromyalgia. In November 2008, we announced positive preliminary top-line results from the first of two Phase III pivotal clinical trials of JZP-6 for the treatment of fibromyalgia. The randomized, double-blind, placebo-controlled study achieved its primary endpoints, demonstrating that JZP-6 significantly decreased pain and fatigue, and improved daily function, in patients with fibromyalgia. We expect preliminary data from the second Phase III pivotal clinical trial, for which we have completed patient enrollment, in mid-2009.

Market Opportunity

Fibromyalgia is a chronic condition characterized by widespread pain. According to the American College of Rheumatology, between two and four percent of the U.S. population suffers from fibromyalgia. Fibromyalgia is believed to be a central nervous system condition, resulting from neurological changes in how the brain perceives and responds to pain. In addition to pain, the main symptoms are fatigue, disturbed sleep and morning stiffness. The exact causes of fibromyalgia are unknown. It may be triggered by physical trauma, emotional stress, chronic pain or infection. Genetics, neurochemicals that affect pain modulation, neurohormones and sleep physiology abnormalities are thought to play a role. Research also has suggested a relationship between sleep and pain. Fibromyalgia patients experience a high prevalence of sleep problems, including a reduction in non-restorative or deep sleep.

Competition

Three products are currently approved by the FDA for the treatment of fibromyalgia: Lyrica® (pregabalin), marketed by Pfizer, Cymbalta® (duloxetine), marketed by Eli Lilly, and Savella® (milnacipran), approved in January 2009, marketed by Forest Laboratories. In clinical practice, a variety of drugs are often prescribed to address individual symptoms of fibromyalgia, including antidepressants, pain medications, muscle relaxants, hypnotics and anticonvulsants. Based on available market data, we estimate that more than 12.5 million total prescriptions were written to treat fibromyalgia symptoms in 2008. Of these, approximately 27% were for antidepressants, 27% for anti-epileptics (gabapentin and pregabalin), 17% for analgesics, 13% for muscle relaxants and 16% for other therapeutics. Physicians generally prescribe one or more drug therapies based on the dominant symptom or symptoms of fibromyalgia in a particular patient. This "polypharmacy" approach has significant limitations, as none of the current therapies used to treat fibromyalgia is approved to comprehensively address the syndrome and many of its related symptoms.

Attributes of JZP-6

We are developing JZP-6 for the treatment of fibromyalgia. While the primary symptom of fibromyalgia is widespread pain, fatigue, disturbed sleep and morning stiffness are also recognized as common symptoms. We believe that JZP-6 will provide significant advantages over current treatments by offering improvements in three important fibromyalgia symptoms: pain, fatigue and sleep disturbances.

The primary endpoint for our Phase III pivotal clinical trials measuring the efficacy of JZP-6 is the change from baseline in pain based on the pain visual analog scale. In the U.S., an efficacious response by a patient in the trial is defined as a greater than or equal to 30% reduction in the pain visual analog scale. The FDA has accepted the Pain Visual Analog Scale as the acceptable primary endpoint to obtain an indication for the treatment of fibromyalgia. The European Agency for the Evaluation of Medicinal Products, or EMEA, has stated that a pain reduction of at least 30% should be targeted, as well as a positive result in either the Fibromyalgia Impact Questionnaire or the Patient Global Impression of Change.

Product Development

Phase III Clinical Trial Results. In November 2008, we announced results of the first of two Phase III pivotal clinical trials. The 14-week study included 548 adult patients with fibromyalgia randomized to one of three treatment arms; sodium oxybate 4.5 grams per night, sodium oxybate 6 grams per night or placebo. The primary outcome measure, viewed by both the FDA and the EMEA as a clinically meaningful endpoint, was the proportion of patients who achieved at least 30% reduction in pain from baseline to endpoint based on the Pain Visual Analog Scale. The EMEA has indicated that the Fibromyalgia Impact Questionnaire data is equally relevant, while FDA considers it supportive data.

A significant number of patients in our first Phase III pivotal clinical trial treated with sodium oxybate achieved 30% or greater improvement in their pain compared to patients treated with placebo. Of those patients receiving sodium oxybate treatment, 46.2% of patients on 4.5 grams of sodium oxybate nightly and 39.3% of patients on 6 grams of sodium oxybate nightly reported this level of pain relief as measured by the Pain Visual Analog Scale, compared with 27.3% of patients on placebo. These results were highly statistically significant. The Pain Visual Analog Scale is a well-accepted tool for the measurement of pain, in which patients track and report their level of discomfort, ranging from none to worst imaginable.

The results for the first Phase III pivotal clinical trial for patients' physical functioning and ability to perform daily tasks, as measured by the Fibromyalgia Impact Questionnaire, were significantly different from placebo for the 4.5 grams of sodium oxybate nightly dose and approached significance for the 6 grams of sodium oxybate per night. The Fibromyalgia Impact Questionnaire is a 20 item questionnaire that asks patients to assess their ability to complete activities of daily living such as shopping, preparing a meal, visiting or doing housework. Reduction in pain and improvement in physical functioning and the ability to perform daily tasks were also endpoints in our successful Phase II trial of sodium oxybate in the treatment of fibromyalgia.

Patients receiving sodium oxybate at both dosage levels in our first Phase III clinical pivotal clinical trial also reported significant improvement in fatigue, another common symptom of fibromyalgia.

Adverse events for our study patients were similar to those seen in previous experience with sodium oxybate. The most common adverse events, with incidence greater than or equal to 5 percent and at least twice the rate of placebo, were headache, nausea, dizziness, vomiting, diarrhea, anxiety and sinusitis. Sodium oxybate was generally well tolerated, with the majority of adverse events reported being mild to moderate in nature.

Ongoing Phase III Clinical Trials. We have completed enrollment in the second of our two Phase III pivotal clinical trials, with 578 patients, of whom 197 reside in Europe and 381 reside in the U.S. This second trial has the same endpoints and dosages as the first Phase III trial and is also a double blind, placebo controlled study. We expect to report top-line results for the second Phase III pivotal clinical trial in mid-2009. We are also conducting an open-label continuation trial to provide long-term safety data; this trial is open to patients who complete one of the two Phase III pivotal clinical trials.

If the second Phase III pivotal clinical trial is successful, we currently anticipate submission of an NDA for this product candidate in the fourth quarter of 2009. UCB has informed us that it anticipates filing the European Union equivalent of an NDA with the EMEA shortly after we submit our NDA.

Commercialization Strategy

If JZP-6 is approved by the FDA, we believe that the majority of prescriptions for the product to treat fibromyalgia will be written by physicians such as pain specialists, rheumatologists, neurologists, psychiatrists and sleep specialists. Because the number of pain specialists and rheumatologists in the U.S. is relatively small, we expect to be able to expand our specialty sales force and/or to develop partnerships with third parties to promote JZP-6 in the U.S. We may also identify one or more pharmaceutical company partners or a contract sales organization to promote JZP-6 to other physicians, including primary care physicians who are treating patients with fibromyalgia.

In 2006, we amended our agreement with UCB to grant UCB the right to market JZP-6 for the treatment of fibromyalgia in 54 countries throughout Europe, South America, the Middle East and Asia, and in July 2008 we amended our agreement to revise the timing and size of certain milestone payments and certain notice periods for UCB's ability to terminate the agreement in whole or in part. Under the terms of the amended agreement, UCB has paid us $32.5 million, which includes a nonrefundable $10.0 million payment made to us in July 2008 in lieu of the $7.5 million payment that would have been due prior to the amendment upon completion of the study by the last patient in our second Phase III pivotal clinical trial. Under the terms of the amendment, we are obligated to use commercially reasonable efforts to enroll at least 185 patients in the clinical trial from countries within the European Union, an obligation that we achieved in December 2008. We are entitled to up to $25.0 million in additional development milestone payments associated with JZP-6, and additional commercial milestone payments of up to $100.0 million. The term of our agreement with UCB, as it applies to JZP-6, extends to the later of the expiration of our associated patent rights in the territories covered by the agreement or ten years from the date of EMEA approval to commercially promote and distribute the product for the treatment of fibromyalgia, subject to automatic extension unless UCB provides 12 months' notice. UCB may terminate our agreement for any reason upon 12 months' notice and may terminate its rights to JZP-6 for the treatment of fibromyalgia on six months notice at any time prior to the receipt of marketing approval of JZP-6 for fibromyalgia in the European Union. We are responsible for supplying commercial quantities of JZP-6 to UCB in exchange for supply price payments. If we are unable to comply with our obligations to supply JZP-6 to UCB, UCB has the right under certain circumstances to terminate our agreement upon nine months' notice.

We have contracted with our active pharmaceutical ingredient supplier of sodium oxybate for the manufacture of Xyrem, and with our manufacturer of Xyrem, for the production of JZP-6 to conduct our clinical trials. We rely on a single source for our supply of sodium oxybate and to manufacture the product for us. Quotas from the DEA are required in order to manufacture and package sodium oxybate. Since the DEA typically grants quota on an annual basis and requires a detailed submission and justification for the request, obtaining a DEA quota is a difficult and time consuming process. We must negotiate with the DEA any time we need additional quota, and these negotiations may be protracted and may not provide us with as much quota as we believe is needed to complete our clinical trials and, if it is approved, to commercialize JZP-6. We believe that we currently have enough quota to complete the current JZP-6 Phase III clinical trials. We expect that the manufacture and distribution of JZP-6 will be subject to restrictions and risk management policies similar to the restrictions and risk management processes in place for Xyrem. These restrictions and risk management policies may present a meaningful obstacle to introduction of generic versions of JZP-6.

We expect that our patents associated with Xyrem will also cover JZP-6. In addition, we hold a U.S. patent, which expires in 2017, and patents and patent applications in 28 other countries which expire in 2018, that cover the use of sodium oxybate for the treatment of fibromyalgia.

Clinical Development Pipeline

JZP-8 (intranasal clonazepam)

We are developing JZP-8, an intranasal formulation of clonazepam, for the treatment of recurrent acute repetitive seizures in epilepsy patients who continue to have seizures while on stable anti-epileptic regimens. Recurrent acute repetitive seizures are bouts of multiple seizures occurring over a short period of time. According to an article published in the New England Journal of Medicine, approximately 30% of epilepsy patients are unresponsive, or refractory, to treatment despite being on an effective dose of an antiepilepsy regimen, and a subset of these refractory patients experience recurrent acute repetitive seizures. We have received orphan drug designation from the FDA for this product candidate for the treatment of recurrent acute repetitive seizures. In January 2009, we completed the second cohort of a Phase II clinical trial of JZP-8 to evaluate the effectiveness and safety of several dosage strengths for the treatment of recurrent acute repetitive seizures in patients with epilepsy who have seizures while on stable anti-epileptic regimens. We are currently evaluating the data from the first two cohorts of the Phase II clinical trial in preparation for dosing additional patients, assuming we are able to partner or otherwise secure funding for this program.

JZP-4 (sodium channel antagonist)

JZP-4 is a controlled release formulation of an anticonvulsant that is believed to work through a similar mechanism of action as Lamictal® (lamotrigine), an antiepileptic drug marketed by GlaxoSmithKline for the treatment of epilepsy and bipolar disorder. According to the Epilepsy Foundation, approximately 2.7 million people in the U.S. suffer from epilepsy, and according to the National Institute of Mental Health, approximately 5.7 million people in the U.S. are affected by bipolar disorder. We are currently conducting product formulation activities in preparation for initiation of a Phase II clinical program for JZP-4. A Phase II program will be initiated when we are able to partner or otherwise secure funding for this program.

JZP-7 (ropinirole gel)

We are developing JZP-7, a transdermal gel formulation of ropinirole, a dopamine agonist, for the treatment of restless legs syndrome. Ropinirole is currently available for the treatment of restless leg syndrome in an oral dosage form. According to the Restless Legs Syndrome Foundation, up to 10% of the U.S. population suffers from restless legs syndrome. We are currently evaluating the data from certain pre-clinical activities conducted in preparation for the initiation of a Phase III clinical program for JZP-7 which would be initiated when we are able to partner or otherwise secure funding for this program.

Early Stage Development

We have identified several product candidates through our new product candidate identification and development program, including the use of sodium oxybate for the treatment of movement disorders and the development of an oral tablet form of sodium oxybate. We do not anticipate significant development progress on these or any additional product candidates in 2009 unless we partner a program or otherwise obtain sufficient financing to continue a program's development.

Sales and Marketing

As of March 16, 2009, we had a specialty sales force consisting of approximately 120 full-time sales professionals, which includes our Specialty Sales Consultants, Regional Sales Managers, and Area Business Director, who currently promote Xyrem and Luvox CR. Our Specialty Sales Consultants are experienced, with an average of nine years of specialty pharmaceutical selling experience. Our Regional Sales Management team has an average of nine years of specialty sales management experience and 17 years of industry experience. Our sales force calls primarily on psychiatrists, neurologists, pulmonologists, sleep specialists and certain general practitioners. If JZP-6 is approved by the FDA, we may need to expand our specialty sales force to include additional sales professionals who would focus on specialists treating fibromyalgia.

We have established marketing and commercial operations departments to support our sales efforts. Our marketing and commercial operations departments consist of marketing professionals who are responsible for brand management and market research, and commercial operations professionals who are responsible for business analytics and commercial technology, sales administration, training and development, pharmacy relations and patient affairs. Our marketing team develops and implements brand strategies to maximize product uptake and adoption with our target physician audiences in accordance with our approval labeling. We also employ third party vendors, such as advertising agencies, market research firms and suppliers of marketing and other sales support related services to assist with our commercial activities.

Customers and Financial Information about Geographic Areas

In the U.S., Xyrem is sold to one specialty pharmacy which ships Xyrem directly to patients. Our other products in the U.S. are sold primarily to distributors who distribute our product to pharmacies. During the year ended December 31, 2008, the specialty pharmacy for Xyrem was Express Scripts, and the principal distributors for Luvox CR in the U.S. were Cardinal Health, McKesson and AmerisourceBergen. Outside the U.S., UCB Pharma is our primary distributor for Xyrem. Luvox CR is not sold outside the U.S.

Information on total revenues attributed to domestic and foreign sources is included in Note 16 to our consolidated financial statements.

Manufacturing

We do not have, and do not intend to establish in the near term, our own manufacturing capability for our products or product candidates, or their active pharmaceutical ingredients, or the capability to package our products. We have entered into manufacturing and supply agreements with third parties for our marketed and approved products. For each of our marketed and approved products, we utilize a single supplier for the active pharmaceutical ingredient and a separate drug product manufacturer. We have agreements with these suppliers and manufacturers for Luvox CR and Xyrem.

Pursuant to an agreement with Lonza, Inc., or Lonza, which was originally executed in November 1996 and subsequently amended, we purchase our worldwide supply of sodium oxybate from Lonza. Our purchase price for this supply is volume-based. Our agreement with Lonza will continue until August 1, 2011 and will automatically extend for three-year terms thereafter until either party gives notice of its intent to terminate the agreement at least 18 months prior to the end of any such term. We may terminate the agreement upon 30 days' notice if Lonza is unable to meet our minimum requirements or timeframes for supply. We have an agreement with Patheon Pharmaceuticals, or Patheon, which became effective in January 2008, under which we have agreed to purchase, and Patheon has agreed to supply, our worldwide supply of Xyrem. Under the agreement with Patheon, our price for the manufacture, supply and packaging of Xyrem is volume-based. The initial term of the agreement with Patheon will extend until December 2012 and may be extended, at our option, for additional two-year terms.

Quotas from the DEA are required in order to manufacture and package sodium oxybate. Lonza and Patheon each require quota from the DEA to supply us with sodium oxybate, Xyrem and JZP-6. Since the DEA typically grants quota on an annual basis and requires a detailed submission and justification for the request, obtaining a DEA quota is a difficult and time consuming process which may provide a meaningful obstacle for the introduction of generic formulations of Xyrem and the eventual introduction of generic versions of JZP-6. We believe that the quota granted by the DEA for 2009 will be sufficient to satisfy our commercial and clinical needs in 2009. In the future, in cooperation with our procurement and manufacturing partners, we will continue to seek increased quotas to satisfy our clinical and commercial needs. However, we may not be successful in obtaining increased quotas from the DEA, and without sufficient DEA quotas, there could be shortages of Xyrem for the marketplace or JZP-6 for use in our clinical studies or for commercial use, or both.

Pursuant to a supply agreement with Solvay, we are responsible for purchasing, and Solvay is responsible for providing us with, the active pharmaceutical ingredient necessary to manufacture Luvox CR. Solvay assigned to us its rights and obligations under its license and supply agreement with Elan. Pursuant to the license and supply agreement with Elan, we are responsible for providing the active pharmaceutical ingredient free of charge to Elan, and Elan has the right and obligation to manufacture the worldwide commercial requirements of Luvox CR. We are responsible for satisfying Solvay's commercial requirements of Luvox CR outside of the U.S. in exchange for supply price payments to us.

We believe that qualified suppliers and manufacturers for our marketed products will continue to be available in the future, at a reasonable cost to us, although there can be no assurance that this will be the case.

We are also seeking, have identified or have entered into manufacturing and supply arrangements for our product candidates. We have contracted with our contract manufacturers of Xyrem for the active pharmaceutical ingredient and drug product for our clinical requirements of JZP-6. As with Xyrem, we will be responsible for supplying JZP-6 to UCB.

In an effort to minimize the risks associated with shortages of our products and product candidates for commercial and clinical trial needs, we have adopted a production planning program to assess and manage manufacturing logistics among the vendors supplying the required finished product components of active pharmaceutical ingredient, drug product and packaging.

Manufacturers and suppliers of our products and product candidates are subject to the FDA's current Good Manufacturing Practices, or cGMP, requirements, DEA regulations and other rules and regulations prescribed by foreign regulatory authorities. We depend on our third party suppliers and manufacturers for continued compliance with cGMP requirements and applicable foreign standards.

Government Regulation

The testing, manufacturing, labeling, advertising, promotion, distribution, export and marketing of our products are subject to extensive regulation by governmental authorities in the U.S. and in other countries. In the

U.S., the FDA, under the Federal Food, Drug and Cosmetic Act, or FDCA, and its implementing regulations, regulates pharmaceutical products. Several of our products and product candidates are regulated as controlled substances and are subject to additional regulation by the DEA under the Controlled Substances Act. Failure to comply with applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, withdrawal of approval of approved products, warning letters, untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, civil penalties and/or criminal prosecution.

Drug Approval Process

To obtain FDA approval of a product candidate, we must, among other things, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate and proposed labeling. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing our products.

The steps required before a drug may be approved for marketing in the U.S. generally include:

- preclinical laboratory tests and animal tests;
- submission to the FDA of an Investigational New Drug Application, or IND, for human clinical testing, which must become effective before human clinical trials commence;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug product for each indication;
- the submission to the FDA of an NDA;
- satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made, analyzed and stored to assess compliance with cGMP;
- potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the NDA; and
- FDA review and approval of the NDA.

Preclinical studies may include laboratory evaluations of the product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and efficacy of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the clinical trials as outlined in the IND and places the proposed study on clinical hold prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of a qualified principal investigator. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Typically, each protocol is submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with the FDA's good clinical practices requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, and the possible liability of the institution. The FDA may order the partial, temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The IRB may also require the clinical trial at that site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials typically are conducted in three sequential phases prior to approval, but the phases may overlap. A fourth, or post-approval, phase may include additional clinical studies. These phases generally include the following:

- *Phase I.* Phase I clinical trials involve the initial introduction of the drug into human subjects, frequently healthy volunteers. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the adverse effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In Phase I, the drug is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamic properties.
- *Phase II.* Phase II clinical trials usually involve studies in a limited patient population to evaluate the efficacy of the drug for specific, targeted indications, to determine dosage tolerance and optimal dosage, and to identify possible adverse effects and safety risks. Although there are no statutory or regulatory definitions for Phase IIa and Phase IIb, Phase IIa is commonly used to describe a Phase II clinical trial evaluating efficacy, adverse effects, and safety risks and Phase IIb is commonly used to describe a subsequent Phase II clinical trial that also evaluates dosage tolerance and optimal dosage. Some of our product candidates, particularly those using the same active pharmaceutical ingredient as products already on the market, may be able to skip or have abbreviated Phase II studies.
- *Phase III.* If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II (or sometimes Phase I) studies, the clinical trial program will be expanded to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical trial sites. Phase III studies usually include several hundred to several thousand patients. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA, but for some product candidates, particularly those using the same active pharmaceutical ingredient as products already on the market, only one Phase III trial may be required.
- *Phase IV.* Phase IV clinical trials are studies required of or agreed to by a sponsor that are conducted after the FDA has approved a product for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/IV post approval clinical trials. Failure to promptly conduct Phase IV clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.

The applicant must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product candidate and proposed labeling, in the form of an NDA, including payment of a user fee. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has ten months in which to complete its initial review of a standard NDA and respond to the applicant, and six months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date. In addition, the FDA recently announced that, in light of staffing issues, it has given its managers discretion to miss PDUFA deadlines for completing reviews of NDAs.

If the FDA's evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue a complete response letter, which contains the conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA's evaluation of the NDA submission and the clinical and manufacturing procedures and facilities is not favorable, the FDA may refuse to approve the NDA and issue a not approvable letter. Sponsors that receive either a complete response letter or a not approvable letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. Such resubmissions are classified under PDUFA as either Class 1 or Class 2. The classification of a resubmission is based on the information submitted by an applicant in response to an action letter. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has two months to review a Class 1 resubmission, and six months to review a Class 2 resubmission. The FDA may also refer an application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee.

The FDA has various programs, including fast track, priority review, and accelerated approval (Subpart H), that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis surrogate endpoints or restricted distribution. Generally, drugs that may be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments. We cannot be sure that any of our drug candidates will qualify for any of these programs, or that, if a drug does qualify, that the review time will be shorter than a standard review.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval. Obtaining approval for a new indication generally requires that additional clinical studies be conducted. We cannot be sure that any additional approval for new indications for any product will be approved on a timely basis, or at all.

Often times, even after a drug has been approved by the FDA for sale, the FDA may require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies. If such post-approval conditions are not satisfied, the FDA may withdraw its approval of the drug. In addition, holders of an approved NDA are required to:

- report certain adverse reactions to the FDA;
- submit annual and periodic reports summarizing product information and safety data;
- comply with certain requirements concerning advertising and promotional labeling for their products; and
- continue to have quality control and manufacturing procedures conform to cGMP after approval.

The FDA periodically inspects the sponsor's records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Section 505(b)(1) New Drug Applications

The approval process described above is premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove the safety and effectiveness of a drug product. This type of marketing application, sometimes referred to as a "full" or "stand-alone" NDA, is governed by Section 505(b)(1) of the FDCA. A Section 505(b)(1) NDA contains full reports of investigations of safety and effectiveness, which includes the results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, in addition to other information.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval of, for example, new indications or improved formulations of previously-approved products, a company may submit a Section 505(b)(2) NDA, instead of a "stand-alone" or "full" NDA filing under Section 505(b)(1). Section 505(b)(2) of the FDCA was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For example, the Hatch-Waxman Act permits the applicant to rely upon the FDA's findings of safety and effectiveness for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug product for all or some of the label indications for which the referenced product has been approved, or for a new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on the FDA's findings for an already-approved drug product, the applicant is required to certify that there are no Orange Book-listed patents for that drug product or that for each Orange Book-listed patent that:

- the listed patent has expired;
- the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or
- the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product.

A certification that the new product will not infringe the already approved product's Orange Book-listed patents or that such patents are invalid is called a paragraph IV certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired, as well as any additional period of exclusivity that might be obtained for completing pediatric studies pursuant to the FDA's written request. The Section 505(b)(2) application may also not be approved until any applicable non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the holder of the NDA and the relevant patent holders once the 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. For drugs with five-year exclusivity if an action for patent infringement is initiated after year four of that exclusivity period, then the 30-month stay period is extended by such amount of time so that 7.5 years has elapsed since the approval of the NDA with the five-year exclusivity period. This period could be extended by six months if the NDA sponsor obtains pediatric exclusivity. Thus, a Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized.

Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant's 505(b)(2) NDA will not be subject to the 30-month stay.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA's interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

In the NDA submissions for our product candidates, we intend to follow the development pathway permitted under the FDCA that we believe will maximize the commercial opportunities for these product candidates.

The Hatch-Waxman Act

Under the Hatch-Waxman Act, newly-approved drugs and indications may benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety. The Hatch-Waxman Act prohibits having an effective approval date for an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, as explained above, submission of an ANDA or Section 505(b)(2) NDA containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under the Hatch-Waxman Act will not prevent the submission or approval of another "full" NDA; however, the applicant would be required to conduct its own preclinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages, or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are determined by the FDA to be essential to the approval of the application. On February 28, 2008, we received three years of marketing exclusivity for Luvox CR in connection with its approval by the FDA.

In addition to non-patent marketing exclusivity, the Hatch-Waxman Act amended the FDCA to require each NDA sponsor to submit with its application information on any patent that claims the active pharmaceutical ingredient, drug product (formulation and composition), and method-of-use for which the applicant submitted the NDA and with respect to which a claim of patent infringement could reasonably be asserted if a person not licensed by the owner engaged in the manufacture, use or sale of the drug. Generic applicants that wish to rely on the approval of a drug listed in the Orange Book must certify to each listed patent, as discussed above. We intend to submit for Orange Book listing all relevant patents for our products and product candidates, and to vigorously defend any Orange Book-listed patents for our approved products.

The Hatch-Waxman Act also permits a patent term extension of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years after the FDA approves a marketing application. The patent term extension period is generally equal to the sum of one-half the time between the effective date of an IND and the submission date of an NDA, and all of the time between the submission date of an NDA and the approval of that application, up to a total of five years. Only one patent applicable to a regulatory review period, that represents the first commercial marketing of that drug, is eligible for the extension, and it must be applied for prior to expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term extension. We will consider applying for a patent term extension for some of our patents, to add patent life beyond the expiration date, depending on our ability to meet certain legal requirements permitting such extension, and the expected length of clinical trials and other factors involved in the submission of an NDA.

Food and Drug Administration Amendments Act of 2007

On September 27, 2007, the Food and Drug Administration Amendments Act, or the FDAAA, was enacted into law, amending both the FDCA and the Public Health Service Act. The FDAAA makes a number of substantive and incremental changes to the review and approval processes in ways that could make it more difficult or costly to obtain approval for new pharmaceutical products, or to produce, market and distribute existing pharmaceutical products. Most significantly, the law changes the FDA's handling of postmarket drug product safety issues by giving FDA authority to require post approval studies or clinical trials, to request that safety information be provided in labeling, or to require an NDA applicant to submit and execute a Risk Evaluation and Mitigation Strategy, or REMS. Xyrem is subject to REMS requirements, and we expect that JZP-6, if approved, will be subject to a REMS requirement. We are working with the FDA to develop and execute required REMS for Xyrem, and will work with the FDA if the agency determines that REMS are necessary for Luvox CR or for our product candidates.

Orphan Drug Designation and Exclusivity

Some jurisdictions, including Europe and the U.S., may designate drugs for relatively small patient populations as orphan drugs. The FDA grants orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the U.S. or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. In the U.S., orphan drug designation must be requested before submitting an application for marketing approval. An orphan drug designation does not shorten the duration of the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity.

The FDA designated and approved Xyrem as an orphan drug for each of excessive daytime sleepiness and cataplexy in patients with narcolepsy. The periods of orphan drug exclusivity expire in July 2009 and November 2012, respectively, for cataplexy and excessive daytime sleepiness in patients with narcolepsy. In December 2007, we received orphan drug designation from the FDA for JZP-8.

Pediatric Exclusivity

The FDCA provides an additional six months of non-patent marketing exclusivity and patent protection for any such protections listed in the Orange Book for new or marketed drugs for specific pediatric studies conducted at the written request of the FDA. The Pediatric Research Equity Act of 2003, or PREA, as reauthorized and amended by FDAAA, authorizes the FDA to require pediatric studies for drugs to ensure the drugs' safety and efficacy in children. The PREA requires that certain new NDAs or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from the PREA. Unless otherwise required by regulation, the PREA does not apply to any drug for an indication with orphan designation. We plan to work with the FDA to determine the need for pediatric studies for our product candidates, and we may consider attempting to obtain pediatric exclusivity for some of our product candidates.

Fast Track Designation

The FDA's fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Under the fast track program, applicants may seek traditional approval for a product based on data demonstrating an effect on a clinically meaningful endpoint, or approval based on a well-established surrogate endpoint. The sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug at the time of original submission of its IND, or at any time thereafter prior to receiving marketing approval of a marketing application. The FDA will determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request.

If the FDA grants fast track designation, it may initiate review of sections of an NDA before the application is complete. This so-called "rolling review" is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant has paid applicable user fees. The FDA's PDUFA review clock for both a standard and priority NDA for a fast track product does not begin until the complete application is submitted. Additionally, fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or if the designated drug development program is no longer being pursued.

In some cases, a fast track designated drug candidate may also qualify for priority NDA review. When appropriate, we intend to seek fast track designation or priority review for our product candidates. We cannot predict whether any of our product candidates will obtain fast track or priority review designation, or the ultimate impact, if any, of these expedited review mechanisms on the timing or likelihood of the FDA approval of any of our product candidates.

Other Regulatory Requirements

In addition to regulation by the FDA and certain state regulatory agencies, the DEA imposes various registration, recordkeeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products under the Controlled Substances Act. A principal factor in determining the particular requirements, if any, applicable to a product is the actual or potential abuse profile. The DEA regulates drug substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Sodium oxybate in its base form is regulated by the DEA as a Schedule I controlled substance, but when contained in Xyrem it is regulated as a Schedule III controlled substance. Xyrem is a Schedule III controlled substance. JZP-6, along with certain of our early-stage product candidates, contains sodium oxybate. These product candidates, if approved for marketing by FDA, will also likely be Schedule III controlled substances. JZP-8 and certain of our early-stage product candidates will likely be regulated as controlled substances if approved for marketing by the FDA. Controlled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, and the DEA regulates the amount of certain of the scheduled substance that would be available for clinical trials and commercial distribution. Sodium oxybate, as a Schedule I substance, is subject to additional controls, including quotas that limit the amount of product that can be manufactured. As a Schedule III drug, Xyrem is subject to limitations on prescription refills. The third parties who perform our clinical and commercial manufacturing for Xyrem and JZP-6 are required to maintain necessary registrations from the DEA. The DEA periodically inspects facilities for compliance with its rules and regulations. Failure to comply with current and future regulations of the DEA could lead to a variety of sanctions, including revocation or denial of renewal of DEA registrations, fines, injunctions, or civil or criminal penalties, and could harm our business and financial condition.

We are also subject to a variety of foreign regulations governing clinical trials and the marketing of other products. Outside of the U.S., our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The time needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with regulation by the FDA and certain state regulatory agencies as described above. A World Health Organization (WHO) subcommittee plans to begin the process of evaluating the scheduling of sodium oxybate in 2009, which could result in Xyrem being placed in a more restrictive schedule in Europe than its current Schedule IV controlled substance status and in a more restrictive schedule in the U.S. than its current Schedule III controlled substance status. The WHO review process is often long and complicated and the outcome of the review process is uncertain.

Pharmaceutical Pricing and Reimbursement

In both U.S. and foreign markets, our ability to commercialize our products successfully, and to attract commercialization partners for our products, depends in significant part on the availability of adequate financial coverage and reimbursement from third party payors, including, in the U.S., governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Third party payors are increasingly challenging the prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost effectiveness of our products. Even with studies, our products may be considered less safe, less effective or less cost-effective than existing products, and third party payors may not provide coverage and reimbursement for our product candidates, in whole or in part.

Political, economic and regulatory influences are subjecting the healthcare industry in the U.S. to fundamental changes. There have been, and we expect there will continue to be, legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. We anticipate that the U.S. Congress, state legislatures and the private sector will continue to consider and may adopt healthcare policies intended to curb rising healthcare costs. These cost containment measures include:

- controls on government funded reimbursement for drugs;
- controls on healthcare providers;
- challenges to the pricing of drugs or limits or prohibitions on reimbursement for specific products through other means;
- changes of drug importation laws; and
- expansion of use of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures, including those listed above, or other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.

We may also face competition for our products from lower priced products from foreign countries that have placed price controls on pharmaceutical products. Proposed federal legislative changes may expand consumers' ability to import lower priced versions of our and competing products from Canada. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own products could negatively impact our business and prospects.

Patents and Proprietary Rights

We actively seek to patent, or to obtain licenses to or to acquire third party patents, to protect our products, inventions and improvements that we consider important to the development of our business. We own eight issued U.S. patents and have rights to four other U.S. issued patents. In addition to the issued U.S. patents, we own or have rights to 17 pending U.S. patent applications and more than 100 issued and pending foreign patents and patent applications. Our owned and licensed patents and patent applications cover formulations of our products and product candidates, uses of our products and product candidates to treat particular conditions, drug delivery technologies and delivery profiles relating to our products and product candidates and methods for producing our products and product candidates. However, patent protection is not available for the active pharmaceutical ingredients in most of our products and product candidates, including Xyrem, Luvox CR and JZP-6. Patents extend for varying periods according to the date of the patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country. The patents and patent applications that relate to our products and product candidates include the following:

- *Xyrem.* Xyrem is covered by two U.S. formulation patents that are listed in the Orange Book, both having an expiration date of July 4, 2020. Our Xyrem formulation patent has issued in 17 other countries and will expire on December 22, 2019. It is currently pending in two additional countries. Xyrem is also covered by a U.S. patent that covers a process for preparing the formulation that expires on December 22, 2019. We also have filed a U.S. patent application with claims covering the method for distributing sodium oxybate using a centralized distribution system that, if issued, would expire on December 17, 2022.
- *Luvox CR.* Luvox CR is covered by a U.S. patent owned by Elan with claims covering the orally administered formulation of extended-release fluvoxamine that requires the release of fluvoxamine over a period of not less than 12 hours. This patent is listed in the Orange Book, and will expire on May 10, 2020. We obtained a license to this patent as a result of Solvay's assignment of its license and supply agreement with Elan to us in connection with our exclusive license of the rights to market and distribute Luvox CR in the U.S. A continuation application is pending in the U.S.
- *JZP-6.* We expect that our current patents associated with Xyrem will be applicable to JZP-6. We also own patents and patent applications with claims covering the use of sodium oxybate for the treatment of fibromyalgia that will expire in the U.S. on August 29, 2017 and in 29 other countries on August 27, 2018.
- *Other product candidates.* We have filed U.S. and foreign patent applications with claims covering JZP-8. These applications would, if issued, expire in 2027. The claims do not cover the JZP-8 composition of matter. JZP-4 is covered by a U.S. composition of matter patent that we acquired from GlaxoSmithKline that will expire on February 26, 2018. The JZP-4 composition of matter is covered by patents in 50 other countries that expire in 2018. In addition, we hold a U.S. patent that covers the use of JZP-4 for the treatment of bipolar disorder, pain or functional bowel disorder that will expire on February 26, 2018, and a U.S. patent that covers the preparation of the active pharmaceutical ingredient in JZP-4 that will expire on May 2, 2021. We have filed a U.S. patent application with claims covering a sustained release composition for delivering JZP-4 that, if issued, would expire on February 14, 2026. We have filed U.S. and foreign patent applications with claims covering JZP-7. These applications would, if issued, expire in 2027. The claims do not cover the JZP-7 composition of matter.

We cannot be certain that any of our patent applications, or those of our licensors, will result in issued patents. In addition, because the patent positions of pharmaceutical companies are highly uncertain and involve complex legal and factual questions, the patents we own and license, or any further patents we may own or license, may not prevent other companies from developing similar or therapeutically equivalent products. In recent years, several companies have been extremely aggressive in challenging patents covering pharmaceutical products, and the challenges have often been successful. We cannot assure you that our patents will not be challenged by third parties, that we will have the funds to defend such challenges or that we will be successful in any defense we undertake. Failure to successfully defend a patent challenge could materially and adversely affect our business.

We cannot ensure that others will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties. Furthermore, to the extent that any of our future products or methods is not patentable or infringe the patents of third parties, or in the event that our patents or future patents fail to give us an exclusive position in the subject matter claimed by those patents, our business could be adversely affected. We may be unable to avoid infringement of third party patents and may have to obtain a license, defend an infringement action, or challenge the validity of the patents in court. A license may be unavailable on terms and conditions acceptable to us, if at all. Patent litigation is costly and time consuming, and we may be unable to prevail in any such patent litigation or devote sufficient resources to even pursue such litigation. If we do not obtain a license under necessary patents, are found liable for infringement, or are not able to have such patents declared invalid, we may be liable for significant money damages, encounter significant delays in bringing products to market, or be precluded from participating in the manufacture, use or sale of products or methods of treatment requiring such licenses.

We have also applied for a number of trademarks and service marks to further protect the proprietary position of our products. We own 63 registered trademarks and service marks in the U.S. and 22 registered trademarks and service marks in other countries. We also have 5 pending trademark and service mark applications in the U.S. and seven pending trademark and service mark applications in other countries. We also rely on our trade secrets and those of our licensors, as well as other unpatented proprietary information, to protect our products. To the extent that our products have a competitive edge as a result of our reliance on trade secrets and unpatented know-how, our competitive position may be compromised if others independently develop products using the same or similar technologies or trade secrets.

We seek to protect our trade secrets and proprietary knowledge in part through confidentiality agreements with our employees, consultants, advisors and collaboration partners. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of our confidential information. In addition, if our employees, consultants, advisors or collaboration partners develop inventions or processes independently or jointly with us that may be applicable to our products under development, disputes may arise about ownership or proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those third parties or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on our business.

Competition

The pharmaceutical industry is highly competitive and characterized by a number of established, large pharmaceutical companies, such as Pfizer and GlaxoSmithKline, as well as specialty pharmaceutical companies that market psychiatry and neurology products. Most of these companies have financial resources and marketing capabilities substantially greater than ours. Our ability to remain competitive in the marketplace is also impacted by our ability to compete successfully with other specialty pharmaceutical companies for product and product candidate acquisition and in-licensing opportunities. Some of these competitors include Cephalon, Shire Pharmaceuticals, Endo Pharmaceuticals and Forest Laboratories. These established companies may have a competitive advantage over us due to their size and financial resources.

Our products and product candidates may also compete with new products currently under development by others, alternate therapies during the period of patent protection and generic equivalents once patent protection is no longer available. Any products that we develop are likely to be in a highly competitive market, and many of our competitors may succeed in developing products that may render our products obsolete or noncompetitive. In particular, our most significant marketed product and late-stage product candidates face competition from the following products:

- *Xyrem.* We believe that the primary competition for Xyrem is Provigil, a wakefulness promoting agent and the only other FDA-approved product for the treatment of excessive daytime sleepiness in patients with narcolepsy.
- *Luvox CR.* We believe that the primary competitors for Luvox CR in the treatment of obsessive compulsive disorder are Prozac, Zoloft and Paxil, and their generic equivalents. In the treatment of social anxiety disorder, we believe that Luvox CR's primary competitors are Paxil CR and Effexor XR.
- *JZP-6.* We believe the primary competition for JZP-6 (if it is approved by the FDA for the treatment of fibromyalgia) will be Lyrica, marketed by Pfizer, Cymbalta, marketed by Eli Lilly and Savella, marketed by Forest Laboratories.

For a more detailed description of current products that compete with Xyrem, please see "—Marketed Products and Late-Stage Product Candidate—Xyrem (sodium oxybate) oral solution—Competition." For a more detailed description of current products that compete with Luvox CR, please see "—Marketed Products and Late-Stage Product Candidate—Luvox CR (fluvoxamine maleate) Extended-Release Capsules—Competition." For a more detailed description of current products that may be competitive with JZP-6, please see "—Marketed Products and Late-Stage Product Candidate—JZP-6 (sodium oxybate)—Competition."

With respect to our current and potential future product candidates, we believe that our ability to successfully compete will depend on, among other things:

- the availability of substantial capital resources to fund development and commercialization activities;
- our ability to complete clinical development and obtain regulatory approvals for our product candidates;
- the timing and scope of regulatory approvals;
- efficacy, safety and reliability of our product candidates;
- product acceptance by physicians and other health care providers;
- protection of our proprietary rights and the level of generic competition;
- obtaining reimbursement for product use in approved indications;
- our ability to supply commercial quantities of a product to the market;
- our ability to recruit and retain skilled employees; and
- our ability to expand and grow our specialty sales force.

Employees

As of March 16, 2009, we had approximately 216 full-time employees. Of the full-time employees, approximately 145 were engaged in sales and marketing, 43 were engaged in manufacturing, product development and clinical activities, and 28 were engaged in general and administrative activities. We had workforce reductions of 33 employees in June 2008, primarily from the research and development and administrative areas, 67 employees in November 2008, primarily from the specialty sales force, and 71 employees in December 2008 from all areas other than the specialty sales force.

None of our employees is represented by a labor union, and we consider our employee relations to be good. We currently utilize TriNet Employer Group, Inc., or Trinet, an employer services company, to provide human resource services. TriNet is the employer of record for payroll, benefits, employee relations and other employment-related administration.

Executive Officers of the Registrant

The following table sets forth certain information concerning our executive officers as of March 16, 2009:

Name	Age	Position
Bruce C. Cozadd	45	Executive Chairman and Director
Samuel R. Saks, M.D.	54	Chief Executive Officer and Director
Robert M. Myers	45	President
Carol A. Gamble	56	Senior Vice President, General Counsel and Corporate Secretary
Janne L.T. Wissel	53	Senior Vice President, Chief Regulatory and Compliance Officer
Joan E. Colligan	58	Controller and Acting Principal Financial Officer

Bruce C. Cozadd is a co-founder and has served as our Executive Chairman since 2003. From 1991 until 2001, he held various positions with ALZA Corporation, a pharmaceutical company now owned by Johnson & Johnson, most recently as its Executive Vice President and Chief Operating Officer, with responsibility for research and development, manufacturing and sales and marketing. Previously at ALZA Corporation he held the roles of Chief Financial Officer and Vice President, Corporate Planning and Analysis. He serves on the boards of Cerus Corporation, a biopharmaceutical company, Threshold Pharmaceuticals, a biotechnology company, and The Nueva School and Stanford Hospital and Clinics, both non-profit organizations. He received a B.S. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Form 10-K

Samuel R. Saks, M.D. is a co-founder and has served as our Chief Executive Officer since 2003. From 2001 until 2003, he was Company Group Chairman of ALZA Corporation and served as a member of the Johnson & Johnson Pharmaceutical Group Operating Committee. From 1992 until 2001, he held various positions with ALZA Corporation, most recently as its Chief Medical Officer and Group Vice President, where he was responsible for clinical and commercial activities. He serves on the boards of Cougar Biotechnology and Trubion Pharmaceuticals, biopharmaceutical companies. He received a B.S. and an M.D. from the University of Illinois.

Robert M. Myers is a co-founder and was appointed as our President in March 2007. From 2003 until 2007, he served as our Executive Vice President and Chief Business Officer. From 2002 until 2003, he served as Executive Vice President, Pharmaceuticals at Exelixis, a biotechnology company. He previously held various positions with ALZA Corporation from 1992 to 2001, most recently as its Senior Vice President, Commercial Development. In this role, he was responsible for ALZA Corporation's corporate development, mergers and acquisitions, new product planning and corporate planning. He received B.S. and M.S. degrees from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Carol A. Gamble was appointed as Senior Vice President in 2004 and has served as our General Counsel and Corporate Secretary since 2003. From 2002 to 2003, she served as a consultant to various companies in the pharmaceutical industry. From 2000 to 2002, she served as General Counsel and Corporate Secretary of Aerogen, a biopharmaceutical company acquired by Nektar Therapeutics. From 1988 to 2000, she held various positions with ALZA Corporation, most recently as its Senior Vice President and Chief Corporate Counsel. She received a B.S. from Syracuse University and a J.D. from the University of California, Berkeley, Boalt Hall.

Janne L. T. Wissel has served as Senior Vice President and Chief Regulatory Officer since October 2007. Prior to that she served as our Senior Vice President of Development from 2004 to 2007, and previously she served as our Vice President of Development. From 1981 to 2003, she held various positions at ALZA Corporation, most recently as its Senior Vice President, Operations, with responsibility for ALZA Corporation's global regulatory, quality, general operations and manufacturing activities. She has led the development, registration and launch of more than 20 pharmaceutical products in the neurology, pediatric psychiatry, endocrinology, urology and oncology areas. She received a B.S. from the University of California, Davis and an M.B.A. from the University of Phoenix.

Joan E. Colligan has served as our Controller since July 2004, and in March 2009 she was designated by our Board as our principal accounting officer and acting principal financial officer. From 2000 to 2004, she served as Controller for research and development at ALZA Corporation. She received a B.S.C. and an M.B.A. from Santa Clara University.

About Jazz Pharmaceuticals

We were incorporated in California in March 2003 and reincorporated in Delaware in January 2004. Our principal offices are located at 3180 Porter Drive, Palo Alto, California, 94304, and our telephone number is 650-496-3777. Our website address is *www.jazzpharmaceuticals.com*. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K. Service marks, trademarks and trade names appearing in this Annual Report on Form 10-K are the property of their respective owners.

Available Information

We file electronically with the U.S. Securities and Exchange Commission our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on our website at *www.jazzpharmaceuticals.com*, free of charge, copies of these reports as soon as reasonably practicable after we electronically file such material with, or furnish it to the SEC. Further copies of these reports are located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings, at www.sec.gov.

Item 1A. Risk Factors

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Financial Condition

We have defaulted on our senior debt and our lenders have the right to accelerate our obligations at any time, which raises substantial doubt about our ability to continue as a going concern.

On December 31, 2008, we did not make the $4.5 million interest payment that was due to the holders of our $119.5 million principal amount of senior secured notes, or the Senior Notes. In early January, we received a notice of default on behalf of the holders of the Senior Notes. We are currently seeking a number of financing and strategic alternatives and are in discussions with our holders of the Senior Notes, including in particular LB I Group Inc., an affiliate of Lehman Brothers Holdings, Inc., which holds approximately 75% of the principal amount of the Senior Notes, with respect to our December 31, 2008 payment default and the status of the Senior Notes. There can be no assurance that we can reach such resolution, obtain sufficient financing or enter into other transactions to satisfy our Senior Note obligations in a timely manner, or at all.

At any time, the holders of 50% of more of the principal amount of the Senior Notes can accelerate our obligations under the Senior Notes and require payment of the full principal amount of the Senior Notes, plus interest and a prepayment penalty. We do not have sufficient cash resources to pay the amount that would become payable in the event of an acceleration of the Senior Notes, and even if we could obtain additional financing, it is unlikely that we could obtain an amount sufficient to repay the Senior Notes in full. Our independent registered public accounting firm has issued an opinion on our consolidated financial statements that states that our recurring losses from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern.

The holders of the Senior Notes could seek to foreclose on our assets, as a result of which we would likely need to seek protection under the provisions of the U.S. Bankruptcy Code, and in that event, it is unlikely that stockholders would receive any value for their shares.

The holders of the Senior Notes have a first priority security interest in all of our assets other than our inventory and accounts receivable and, in the event of an acceleration of our obligations and our failure to pay the amount that would then become due, the noteholders could seek to foreclose on our assets, as a result of which we would likely need to seek protection under the provisions of the U.S. Bankruptcy Code.

In that event, we could seek to reorganize our business, or we or a trustee appointed by the court could be required to liquidate our assets. In either of these events, whether the stockholders receive any value for their shares is highly uncertain. If we needed to liquidate our assets, we might realize significantly less from them than the value that could be obtained in a transaction outside of a bankruptcy proceeding. The funds resulting from the liquidation of our assets would be used first to pay off the debt owed to secured and unsecured creditors, including the holders of the Senior Notes, before any funds would be available to pay our stockholders. If we were required to liquidate under the federal bankruptcy laws, it is unlikely that stockholders would receive any value for their shares.

Our operations have resulted in negative cash flows, we are seeking to raise additional funds to fund our operating expenses and debt obligations as soon as possible, which could cause us to have to accept terms that are harmful to our business, dilutive to our stockholders or otherwise disadvantageous to our existing stockholders, and if we are unable to secure additional funding, we may be required to significantly scale back our operations, significantly reduce our headcount, seek protection under the provisions of the U.S. Bankruptcy Code, and/or discontinue many of our activities which could negatively affect our business and prospects.

As of December 31, 2008, we had cash, cash equivalents and marketable securities of $25.9 million. While we believe that our current cash resources, together with anticipated revenues from product sales, would be sufficient to fund our operations, they are not sufficient to fund both our operations and any payment of interest or repayment of principal on the Senior Notes. In addition, we have based the estimate related to funding our operations on assumptions that may prove to be wrong, including assumptions with respect to the level of revenues from sales of Xyrem and Luvox CR, and we could exhaust our available financial resources sooner than we currently expect.

In light of the circumstances described above, including our default under our Senior Notes and discussions with the noteholders, we are seeking to raise funds as soon as possible. We may seek to raise additional funds through collaborations, partnering arrangements, development financings, or public or private debt or equity financings. It is likely that the consent of the holders of the Senior Notes would be required for some of these capital raising transactions. We cannot assure you that the Senior Note holders would consent to any transactions that we might propose. Because the holders of the Senior Notes currently have a first priority security interest in our assets, they may be unwilling to consent to any transaction that limits their rights or impacts the protection of their security interest. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. Any additional equity financing would likely be substantially dilutive to our stockholders, particularly given the prices at which our common stock has been recently trading. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders. If we raise funds through collaborations, partnering arrangements or development financings, we may be required to relinquish, on terms that are not favorable to us, rights to some of our products or product candidates that we would otherwise seek to develop or commercialize ourselves. The terms of future financings may restrict our ability to raise additional capital, which could delay or prevent the further development or commercialization of our products or product candidates. Our need to raise capital soon may require us to accept terms that may harm our business or be disadvantageous to our current stockholders, particularly in light of the current illiquidity and instability in the global financial markets.

If we are unable to raise sufficient additional funds when needed, we would be required to further reduce operating expenses by, among other things, curtailing significantly or delaying or eliminating part or all of our development programs, including JZP-6, and/or scaling back our commercial operations, or we may need to seek protection under the provisions of the U.S. Bankruptcy Code.

We have reduced the net cash used in our operations by implementing three reductions in force in 2008 and focusing our efforts on our commercial products and JZP-6, and we are continuing to review our operations in order to identify additional measures to further reduce spending. We cannot predict with certainty the level of our product sales. If product sales do not meet our expectations and/or we do not raise additional funds, we will need to further reduce our expenditures, perhaps significantly, to preserve our cash. The cost-cutting measures we have taken and may take in the future may not be sufficient to enable us to meet our cash requirements or for us to reach profitability, and they may negatively affect our business and prospects.

We have a substantial amount of debt, on which we are in default, which may adversely affect our ability to operate our business.

There is currently outstanding $119.5 million principal amount of the Senior Notes on which we are in default.

Even if the holders of the Senior Notes do not accelerate our obligations under the Senior Notes, that debt, combined with our other financial obligations and contractual commitments, could have other important negative consequences. For example, it could:

- make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital , and important corporate activities;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry;
- place us at a competitive disadvantage compared to our competitors who have less debt; and
- limit our ability to borrow additional amounts for working capital and execution of our business strategy.

Any of these factors could materially adversely affect our business, financial condition, results of operations and growth prospects.

The terms of our debt could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Even if we are able to resolve the default under our Senior Notes, our business may be subject to a number of limitations. The terms of our Senior Notes currently contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our existing debt includes covenants, including requirements that we:

- generally not borrow additional amounts without the approval of our lenders;

- dispose of certain assets only in accordance with the terms of our existing senior secured debt;
- not impair our lenders' security interests in our assets; and
- repay a portion of the debt early under certain circumstances.

In addition, under the existing terms of our Senior Notes, we expect that we will be required to maintain restricted cash balances equal to 15% of the then outstanding principal amount of Senior Notes after the quarter ending March 31, 2009, which we may not be able to do, particularly if we are unable to obtain sufficient additional funding. If we are not able to maintain any required restricted cash balance under the terms of the Senior Notes or to change the terms of the Senior Notes, the holders of the Senior Notes may exercise their rights and remedies under the notes, which may include the acceleration of the indebtedness.

We have a history of net losses, which may continue for the next few years and, if we are to grow our business in the future, we will need to commit substantial resources, which could increase the extent of any future losses.

We have a limited operating history and have incurred significant net losses since our inception in 2003, and we may continue to incur net losses for the next few years. Our net loss for the twelve months ended December 31, 2008 was $184.3 million and we had an accumulated deficit of $500.8 million at December 31, 2008.

To grow our business in the future, we will need to commit substantial resources to costly and time-consuming product development and clinical trials of our product candidates and significant funds to our commercial operations. Our future capital requirements will depend on many factors, including:

- the amount of sales and other revenues from our commercial products, including selling prices for products that we may begin selling and price increases for our current products;
- market acceptance of and the number of prescriptions written for our products;
- selling and marketing costs associated with Xyrem and Luvox CR in the U.S.;
- revenues from current and potential future development and/or commercial collaboration partners;
- the results from our second Phase III pivotal clinical trial for JZP-6;
- the scope, rate of progress, results and costs of our preclinical studies, clinical trials, including our Phase IV clinical trial commitment to the FDA for Luvox CR, and other research and development activities;
- the number and characteristics of product candidates that we pursue;
- the cost and timing of establishing clinical and commercial supplies of our product candidates;
- the cost and timing of obtaining regulatory approval;
- payments of milestones to third parties;
- increased expenses associated with our current employees and new employees hired to support our continued growth;
- the cost of investigations, litigation and/or settlements related to regulatory activities;
- the cost of preparing, filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
- the extent to which we acquire, in-license or invest in new businesses, products or product candidates.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline.

Risks Related to Our Business

We may not be able to successfully increase sales of Xyrem or Luvox CR in the U.S., which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

An increase in revenue from sales of our commercial products in 2009 is a critical part of our budget for 2009 and affects our negotiations with the holders of our Senior Notes and potential future sources of financing. We cannot assure you that Xyrem or Luvox CR prescriptions will increase at the level estimated in our budget, or at all. Sales and prescriptions of Xyrem increased in 2008; however, cataplexy and excessive daytime sleepiness associated with narcolepsy are orphan conditions, which means that a relatively limited number of people suffer from those conditions. Sales of and prescriptions for Luvox CR have been lower than anticipated since its launch. On February 5, 2009, we amended our Luvox CR license agreement with Solvay. Under the terms of the amendment, we are required to pay Solvay $6.0 million in 2009, $4.0 million in 2010, $4.5 in 2011 and other payments thereafter. If sales of Luvox CR do not increase, they may not cover these payments plus the cost to manufacture, market and sell the product and our Phase IV clinical trial commitment to the FDA. If sales of Xyrem and Luvox CR do not increase as expected, we may be required to further reduce our operating expenses, and our ability to raise additional funds would likely be adversely affected, all of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our only product candidate currently in Phase III clinical trials is JZP-6 for the treatment of fibromyalgia. The Phase III clinical trials may not show JZP-6 to be safe and effective for the treatment of fibromyalgia or the FDA or foreign regulatory authorities may not approve JZP-6 for marketing, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are currently developing JZP-6 for the treatment of fibromyalgia. Our Phase III clinical program for JZP-6 includes two Phase III pivotal clinical trials, both of which must have statistically significant positive results before we can submit an NDA to the FDA seeking approval of JZP-6 for the treatment of fibromyalgia. Although we received favorable results from the first Phase III pivotal clinical trial in November 2008, these results may not be indicative of the clinical results from the second Phase III pivotal clinical trial. Our Phase III clinical program for JZP-6 is costly, and we do not expect to have preliminary results from our second Phase III pivotal clinical trial until mid-2009. We do not know if the second Phase III pivotal clinical trial will show JZP-6 to be safe and effective for the treatment of fibromyalgia, or if the FDA or other regulatory authorities will approve JZP-6 for the treatment of fibromyalgia. Further, although JZP-6 has the same active pharmaceutical ingredient as Xyrem, which has been approved by the FDA for the treatment of excessive daytime sleepiness and cataplexy in patients with narcolepsy, this does not assure approval by the FDA, or any other regulatory authorities, of this active pharmaceutical ingredient for the treatment of fibromyalgia. An unsuccessful second Phase III pivotal clinical trial or a failure to obtain FDA or other regulatory approval of JZP-6 for fibromyalgia could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Lyrica (pregabalin), marketed by Pfizer, Cymbalta (duloxetine), marketed by Eli Lilly, and Savella (milnacipran), marketed by Forest Laboratories, were approved by the FDA in June 2007, June 2008, and January 2009, respectively, for the treatment of fibromyalgia. With treatments for fibromyalgia already approved, the FDA may be less willing to approve JZP-6 for the treatment of fibromyalgia.

There are currently no approved fibromyalgia treatments in the European Union. We cannot be sure that the EMEA will approve any treatment, or JZP-6 in particular, for fibromyalgia. For example, in October 2008 a panel of European regulators recommended against approving Cymbalta as a treatment for fibromyalgia.

Even if the FDA approves JZP-6 for the treatment of fibromyalgia, the FDA may require us to have a REMS similar to the one we use for Xyrem. Under the Xyrem REMS, Xyrem must be distributed through a single central pharmacy. The central pharmacy must maintain physician and patient registries, and the product may not be stocked in retail pharmacies. Each physician and patient must be educated about the risks and benefits of the product before the physician can prescribe, or a patient can receive, Xyrem. Whenever a prescription is received by the central pharmacy, the central pharmacy must verify the prescription and obtain additional information by contacting the patient's insurance company. The central pharmacy must also speak with the patient before it can ship any Xyrem to the patient. The central pharmacy must ship the product directly to the patient by a courier service, and the patient or his/her designee must sign for the package. The initial shipment may only be for a one month supply, and physicians may only prescribe up to six months of supply of Xyrem.

The Xyrem REMS is labor intensive, complex and expensive to operate. Since Xyrem is currently prescribed for a relatively small number of patients, the Xyrem REMS does not prevent us from effectively supplying Xyrem to narcolepsy patients. However, significantly more patients are diagnosed with fibromyalgia, and if the same or a similar REMS is required for JZP-6, scale-up of the REMS could make it difficult for us to timely supply all of the patients who may be prescribed JZP-6 for the treatment of fibromyalgia. This could make JZP-6 less attractive to physicians and patients than other products that may be approved for the treatment of fibromyalgia, which could limit potential sales of JZP-6.

We rely on third parties to conduct clinical trials for our product candidates, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.

Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product produced under the FDA's cGMP regulations. Our failure, or the failure of our contract manufacturers, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.

We depend upon UCB to market and promote Xyrem outside the U.S., and we are dependent upon our collaboration with UCB for the development and potential commercialization of JZP-6 for the treatment of fibromyalgia in major markets outside of the U.S.

We have exclusively licensed to UCB the rights to market and promote Xyrem in 54 countries outside of the U.S. If UCB does not obtain regulatory approvals for and launch Xyrem in its licensed countries in the time frames we expect, or at all, our revenues would be adversely affected. If UCB terminates its relationship with us, we would need to find another party or parties to commercialize Xyrem in UCB's licensed territories. We may be unable to find another party or parties on acceptable terms, or at all, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. In addition, under the terms of our collaboration with UCB, we granted UCB the exclusive right to commercialize JZP-6 for the treatment of fibromyalgia in the same territories that UCB has the right to market and promote Xyrem for patients with narcolepsy. We have relied in part on milestone payments from UCB to offset our development costs of JZP-6. UCB has the right to terminate our collaboration on 12-months' notice (or less in certain circumstances), and UCB may terminate its rights to JZP-6 for the fibromyalgia indication on six-months' notice at any time prior to the receipt of marketing approval of JZP-6 for fibromyalgia in the European Union. If UCB terminates our collaboration or terminates its rights to JZP-6 for the fibromyalgia indication, we would need to find another party or parties to commercialize JZP-6 in UCB's territories and may need to execute alternative financing plans to help fund our development of JZP-6. We may be unable to do either of these on acceptable terms, or at all. There are currently no approved fibromyalgia treatments in the European Union. We cannot be sure that the EMEA will approve any treatment, or JZP-6 in particular, for fibromyalgia. For example, a panel of European regulators recently recommended against approving Cymbalta as a treatment for fibromyalgia.

We depend on one central pharmacy distributor for Xyrem sales in the U.S. and the loss of that distributor or its failure to distribute Xyrem effectively would adversely affect sales of Xyrem.

As a condition of approval of Xyrem, the FDA mandated that we maintain a risk management program for Xyrem under which all Xyrem that we sell in the U.S. must be shipped directly to patients through a central pharmacy. The process under which patients receive Xyrem under our Xyrem REMS is cumbersome. While we have an agreement with the central pharmacy for Xyrem, Express Scripts, if the central pharmacy does not fulfill its contractual obligations to us, or refuses or fails to adequately serve patients, shipments of Xyrem, and our sales, would be adversely affected. Changing central pharmacy distributors could take a significant amount of time. In addition, sodium oxybate, the active pharmaceutical ingredient in Xyrem, is regulated by the U.S. Drug Enforcement Administration, or DEA, as a controlled substance. The new central pharmacy would need to be registered with the DEA and would also need to develop the particular processes, procedures and activities necessary to distribute Xyrem, including the REMS approved by the FDA. If we change central pharmacies, new contracts might also be required with government and other insurers who pay for Xyrem. Transitioning to a new central pharmacy could result in product shortages, which would adversely affect sales of Xyrem in the U.S.

Our supplier of the active pharmaceutical ingredient and our product manufacturer for Xyrem must obtain DEA quotas in order to supply us with Xyrem, JZP-6 and sodium oxybate, and these quotas may not be sufficient to satisfy our clinical and commercial needs.

The DEA limits the quantity of certain Schedule I and II controlled substances that may be produced in the U.S. in any given calendar year through a quota system. Because the active pharmaceutical ingredient of Xyrem and JZP-6, sodium oxybate, is a Schedule I controlled substance, our supplier of the active pharmaceutical ingredient and our product manufacturers must obtain DEA quotas in order to supply us with sodium oxybate, Xyrem and JZP-6. Since the DEA typically grants quotas on an annual basis and requires a detailed submission and justification for each request, obtaining a DEA quota is a difficult and time consuming process. If our commercial or clinical requirements for sodium oxybate, Xyrem or JZP-6 exceed our supplier's and contract manufacturer's DEA quotas, our supplier and contract manufacturer would need quota increases from the DEA, which could be difficult and time consuming to obtain and might not ultimately be obtained on a timely basis, or at all. In cooperation with our manufacturing partners, we sought and received significant increases in their 2007 quotas from the DEA for sodium oxybate, Xyrem and JZP-6 to satisfy the forecasted demand for Xyrem and to conduct our clinical studies of JZP-6. We did not succeed in obtaining the entire quota we requested for 2007. The quota our suppliers received from the DEA for 2008 was greater than what was issued for 2007, but was less than what we requested for 2008. We believe, although we cannot assure you, that our quota for 2009 will be sufficient to meet our commercial, clinical and development needs. In the future and in cooperation with our procurement and manufacturing partners, we will continue to seek increased quotas to satisfy our clinical and commercial needs. However, we may not be successful in obtaining increased quotas from the DEA, and without sufficient DEA quotas, there could be shortages of Xyrem or sodium oxybate for the marketplace or for use in our clinical studies, or both.

We depend on single source suppliers and manufacturers for each of our products and product candidates. The loss of any of these suppliers or manufacturers, or delays or problems in the supply or manufacture of our products for commercial sale or our product candidates for use in our clinical trials, could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We do not have, and do not intend to establish in the near term, our own manufacturing or packaging capability for our products or product candidates, or their active pharmaceutical ingredients. Accordingly, we have entered into manufacturing and supply agreements with single source suppliers and manufacturers for our commercialized products and product candidates. The recent deterioration in worldwide economic conditions and the recent disruption to the credit and financial markets in the U.S. and worldwide may materially and adversely impact the financial position of our single source suppliers and manufacturers. If our suppliers and contract manufacturers are unable to obtain the necessary capital to operate their respective businesses or for other reasons, our suppliers and contract manufacturers may not be able to manufacture our products or product candidates without interruption, or may not comply with their obligations to us under our supply and manufacturing arrangements. We may not have adequate remedies for any breach and their failure to supply us could result in a shortage of our products or product candidates.

The availability of our products for commercial sale is dependent upon our ability to procure the ingredients, packaging materials and finished products we need. If one of our suppliers or product manufacturers fails or refuses to supply us for any reason, it would take a significant amount of time and expense to qualify a new supplier or manufacturer. The loss of one of our suppliers or product manufacturers could require us to obtain regulatory clearance in the form of a "prior approval supplement" and to incur validation and other costs associated with the transfer of the active pharmaceutical ingredient or product manufacturing process. We believe that it could take as long as two years to qualify a new supplier or manufacturer, and we may not be able to obtain active pharmaceutical ingredients, packaging materials or finished products from new suppliers or manufacturers on acceptable terms and at reasonable prices, or at all. Should we lose either an active pharmaceutical ingredient supplier or a product manufacturer, we could run out of salable product to meet market demands or investigational product for use in clinical trials while we wait for FDA approval of a new active pharmaceutical ingredient supplier or product manufacturer.

For Xyrem, JZP-6 or sodium oxybate, the new supplier or manufacturer would also need to be registered with the DEA and obtain a DEA quota. In addition, the FDA must approve suppliers of the active and inactive pharmaceutical ingredients and certain packaging materials used in our products, as well as suppliers of finished products. The qualification of new suppliers and manufacturers could potentially delay the manufacture of our products and product candidates and result in shortages in the marketplace or for our clinical trials, or both, particularly since we do not have secondary sources of supply of the active pharmaceutical ingredient or backup manufacturers for our products and product candidates. If there are delays in qualifying the new manufacturer or the new manufacturer is unable to obtain a sufficient quota from the DEA, there could be a shortage of Xyrem for the marketplace.

Due to FDA-mandated dating requirements, the limited market size for our approved products and DEA quotas relating to sodium oxybate, Xyrem and JZP-6, we are subject to complex manufacturing logistics and minimum order quantities that could result in excess inventory as determined under our accounting policy, unsalable inventory as a result of product expiring prior to use, and competition with others for manufacturing services when needed or expected. We have adopted a production planning program to assess and manage manufacturing logistics among the vendors supplying our requirements of active pharmaceutical ingredient, drug product and packaging; however, unexpected market requirements or problems with vendors' facilities, among other things, could result in shortages of one or more of our products for the marketplace or product candidates for use in our clinical studies, or both.

Lonza is our sole supplier of sodium oxybate, the active pharmaceutical ingredient in Xyrem and, through Solvay, for fluvoxamine maleate, the active pharmaceutical ingredient in Luvox CR. We expect Lonza will continue to be our sole supplier of sodium oxybate and fluvoxamine maleate for the foreseeable future. We cannot assure you that Lonza can or will continue to supply, in the time we need, sufficient quantities of active pharmaceutical ingredient to enable Elan and Patheon to manufacture the quantities of Luvox CR and Xyrem, respectively, that we need.

Elan has the right and obligation to manufacture the worldwide commercial requirements of Luvox CR. In June 2001, Solvay's NDA for Luvox CR was withdrawn due to manufacturing difficulties. We cannot assure you that Elan will be able to continue to supply in a timely manner or at all our ongoing commercial needs of Luvox CR. Any failure of Elan to supply necessary quantities of Luvox CR could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Failure by our third party manufacturers to comply with regulatory requirements could adversely affect their ability to supply products to us. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with cGMP requirements. In complying with cGMP requirements, our suppliers must continually expend time, money and effort in production, record-keeping and quality assurance and control to ensure that our products and product candidates meet applicable specifications and other requirements for product safety, efficacy and quality. DEA regulations also govern facilities where controlled substances such as sodium oxybate are manufactured. Manufacturing facilities are subject to periodic unannounced inspection by the FDA, the DEA and other regulatory authorities, including state authorities. Failure to comply with applicable legal requirements subjects the suppliers to possible legal or regulatory action, including shutdown, which may adversely affect their ability to supply us with the ingredients or finished products we need.

Any delay in supplying, or failure to supply, products by any of our suppliers could result in our inability to meet the commercial demand for our products or our needs for use in clinical trials, and could adversely affect our business, financial condition, results of operations and growth prospects. For example, if Lonza is unable to timely provide fluvoxamine maleate in the quantities we need there could be an interruption in the supply of Luvox CR to the market. In addition, under our agreement with UCB, we are responsible for the supply of Xyrem and, if approved, JZP-6 to UCB. Our failure to meet our contractual obligations to supply UCB with adequate quantities of Xyrem and JZP-6 would result in lost revenues to us and, if material, could result in termination of our agreements by UCB.

The commercial success of our products depends upon attaining market acceptance by physicians, patients, third party payors and the medical community.

Even if our product candidates are approved for sale by the appropriate regulatory authorities, physicians may not prescribe our products, in which case we would not generate the revenues we anticipate. Market acceptance of any of our products by physicians, patients, third party payors and the medical community depends on:

- the clinical indications for which a product is approved;
- prevalence of the disease or condition for which the product is approved and the severity of side effects;
- acceptance by physicians and patients of each product as a safe and effective treatment;
- perceived advantages over alternative treatments;
- relative convenience and ease of administration;
- the cost of treatment in relation to alternative treatments, including generic products;
- the extent to which the product is approved for inclusion on formularies of hospitals and managed care organizations; and
- the availability of adequate reimbursement by third parties.

As an example, sales of Luvox CR have been significantly less than we had anticipated at the time of the acquisition of the rights to this product and prior to its launch in the first quarter of 2008.

A failure to prove that our product candidates are safe and effective in clinical trials would require us to discontinue their development, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Significant additional research and development, financial resources and additional personnel will be required to obtain necessary regulatory approvals for our product candidates and to develop them into commercially viable products. As a condition to regulatory approval, each product candidate must undergo extensive clinical trials to demonstrate to a statistically significant degree that the product candidate is safe and effective. The clinical trials for a product candidate can cost between $40 million and $100 million, and potentially even more. If a product candidate fails at any stage of development, we will not have the anticipated revenues from that product candidate to fund our operations, and we will not receive any return on our investment in that product candidate.

Form 10-K

Clinical testing can take many years to complete, and failure can occur any time during the clinical trial process. In addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety and efficacy despite having progressed successfully through initial clinical testing. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. The completion of clinical trials for our product candidates may be delayed or halted for many reasons, including:

- delays in patient enrollment, and variability in the number and types of patients available for clinical trials;
- regulators or institutional review boards may not authorize us to commence or continue a clinical trial;
- our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;
- delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;
- risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;
- difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;
- poor effectiveness of product candidates during clinical trials;
- safety issues, including adverse events associated with product candidates;
- the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;
- governmental or regulatory delays or changes in regulatory requirements, policy and guidelines;
- varying interpretation of data by the FDA or foreign regulatory agencies; and
- insufficient funds to complete the trials.

In addition, our product candidates are subject to competition for clinical study sites and patients from other therapies under development that may delay the enrollment in or initiation of our clinical trials. Many of these companies have far greater financial and human resources than we do.

The FDA or foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We could be materially adversely affected if we or our products are subject to negative publicity. For example, sodium oxybate, the active pharmaceutical ingredient in Xyrem and JZP-6, is a derivative of gamma hydroxybutyrate, or GHB, which has been a drug of abuse and may not be sold legally in the U.S. If physicians and patients perceive Xyrem and JZP-6 to be the same as or similar to GHB or if adverse effects become associated with our products, sales of our products could be adversely affected.

From time to time, there is negative publicity about illicit GHB and its effects, including with respect to illegal use, overdoses, serious injury and death and because sodium oxybate, the active pharmaceutical ingredient in Xyrem, is a derivative of GHB, Xyrem sometimes also receives negative mention in publicity relating to GHB. Because sodium oxybate is a derivative of GHB, patients, physicians and regulators may view Xyrem as the same as or similar to illicit GHB. In addition, there are regulators and some law enforcement agencies that oppose the prescription and use of Xyrem generally because of the connection to GHB. Xyrem's label includes information about adverse events from GHB, and we anticipate that if JZP-6 is approved, its label will include similar information. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers. Because of our dependence upon patient and physician perceptions, any adverse publicity associated with illness or other adverse effects resulting from the use or misuse of our products or any similar products distributed by other companies could materially and adversely affect our business, financial condition, results of operations and growth prospects.

The investigation by the U.S. Attorney's Office for the Eastern District of New York concerning the sales and marketing of Xyrem creates additional compliance-related operating costs and could result in additional fines, penalties or other adverse consequences.

In April 2006, we and our subsidiary Orphan Medical received subpoenas from the U.S. Department of Justice, acting through the U.S. Attorney for the Eastern District of New York, in connection with the sale and marketing of Xyrem. We and Orphan Medical have settled this matter with the U.S., acting through the Department of Justice, the U.S. Attorney's Office for the Eastern District of New York and other federal agencies, including the Office of Inspector General, U.S. Department of Health and Human Services. Orphan Medical pled guilty to one felony count of introducing a misbranded drug into interstate commerce. A total of approximately $20.0 million in civil and criminal payments is required to be paid in connection with this matter, of which $1.0 million was paid in July 2007, $2.0 million was paid in January 2008, and $2.5 million is due in October 2009; the remaining will be due over the next three years.

While we were not prosecuted, as part of the settlement we entered into a corporate integrity agreement with the Office of Inspector General, U.S. Department of Health and Human Services. That agreement requires us to maintain a comprehensive compliance program, and we will have additional ongoing compliance-related operating costs related to this compliance program and the corporate integrity agreement. In the event of an uncured material breach or deliberate violation, as the case may be, of the corporate integrity agreement or the other definitive settlement agreements we entered into, we could be excluded from participation in Federal healthcare programs and/or subject to prosecution.

In addition, there is no assurance that we will not be subject to future investigations. Many pharmaceutical companies have announced government investigations of their sales and marketing practices for many of their products. Even with compliance training and a company culture of compliance, our current or future practices may nonetheless become the subject of an investigation. A number of laws, often referred to as "whistleblower" statutes, provide for financial rewards to employees and others for bringing to the attention of the government sales and marketing practices that the government views as illegal or fraudulent. The costs of investigating any claims, responding to subpoenas of investigators, and any resulting fines, can be significant and could divert the attention of our management from operating our business.

Xyrem cannot be advertised in the same manner as competing products, which could limit sales.

The FDA has required that Xyrem's label include a box warning regarding the risk of abuse. A box warning is the strongest type of warning that the FDA can require for a drug product and warns prescribers that the drug carries a significant risk of serious or even life-threatening adverse effects. A box warning also means, among other things, that the product cannot be advertised through reminder ads, ads which mention the pharmaceutical brand name but not the indication or medical condition it treats. Provigil, the only other product approved by the FDA specifically for the treatment of excessive daytime sleepiness in patients with narcolepsy, does not have a box warning and can be advertised with reminder ads. In addition, Xyrem's type of FDA approval under the FDA's Subpart H regulations requires that all of the promotional materials for Xyrem be provided to the FDA for review at least 30 days prior to the intended time of first use. Unlike Xyrem, Provigil was not approved under the FDA's Subpart H regulations and is not subject to the pre-review requirements. Accordingly, promotional materials for Provigil are not subject to the same delays that we experience with respect to new promotional materials for Xyrem.

Since JZP-6 contains the same active pharmaceutical ingredient as Xyrem, we anticipate that the label for JZP-6, if approved by the FDA, will also include a box warning. The FDA has approved products for the treatment of fibromyalgia. One of these products is not, and future competing products may not be, subject to this restriction, and the box warning may negatively affect potential JZP-6 sales if competing products can be advertised directly to consumers.

We face substantial competition from companies with greater resources than we have.

With respect to all of our existing and future products, we may compete with companies selling or working to develop products that may be more effective, safer or less costly than our products. The markets for which we are developing products are competitive and include generic and branded products, some of which are marketed by major pharmaceutical companies that have significantly greater financial resources and expertise in research and development, preclinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing and selling approved products than we do. While Xyrem is the only product approved by the FDA for the treatment of both excessive daytime sleepiness and cataplexy in patients with narcolepsy, cataplexy is often treated with tricyclic antidepressants and selective serotonin reuptake inhibitors, although none of these compounds has been approved by the FDA for the treatment of cataplexy. Other treatments for excessive daytime sleepiness in patients with narcolepsy consist primarily of stimulants and wakefulness promoting agents, including Provigil (modafinil), the only other FDA-approved product for the treatment of excessive daytime sleepiness in patients with narcolepsy.

We are marketing Luvox CR in the U.S. for the treatment of obsessive compulsive disorder and social anxiety disorder. Selective serotonin reuptake inhibitors are the standard treatment for anxiety disorders, including obsessive compulsive disorder and social anxiety disorder. Six other branded products are currently approved by the FDA for the treatment of obsessive compulsive disorder, including five selective serotonin reuptake inhibitors: Paxil, which is marketed by GlaxoSmithKline, Zoloft, which is marketed by Pfizer, Prozac, which is marketed by Eli Lilly, Pexeva, which is a branded generic marketed by Noven Therapeutics and Luvox, which is not currently marketed. Anafranil, the sixth other branded product approved by the FDA for the treatment of obsessive compulsive disorder, is a tricyclic antidepressant marketed by Mallinckrodt in the U.S. Each of these products currently has generic equivalents. Generic products are generally sold at significantly lower prices than non-generic branded products, tending to both take market share away from branded products and put downward pricing pressure on branded products. Four other products are currently approved by the FDA for the treatment of social anxiety disorder, including three selective serotonin reuptake inhibitors: Zoloft, Paxil and Paxil CR, an extended-release version of Paxil, and one serotonin-norepinephrine reuptake inhibitor, Effexor XR. Each of these products have generic competitors.

We are developing JZP-6 for the treatment of fibromyalgia. In June 2007, the FDA approved Lyrica, an anticonvulsant marketed by Pfizer for the treatment of partial seizures, post herpetic neuralgia and diabetic peripheral neuropathy, for the treatment of fibromyalgia. In June 2008, the FDA approved Cymbalta, a selective serotonin and norepinephrine reuptake inhibitor marketed by Eli Lilly for the treatment of major depressive disorder and generalized anxiety disorder, and diabetic peripheral neuropathic pain, for the treatment of fibromyalgia. In January 2009, the FDA approved Savella, a selective serotonin and norepinephrine reuptake inhibitor marketed by Forest Laboratories for the treatment of fibromyalgia. There are currently no other products approved by the FDA for the treatment of fibromyalgia. In clinical practice, a variety of drugs are often prescribed to address individual symptoms of fibromyalgia, including antidepressants, pain medications, muscle relaxants, hypnotics and anticonvulsants.

Smaller or earlier stage companies may also prove to be significant competitors, particularly through collaborative arrangements with other large, established companies. Our commercial opportunities may be reduced or eliminated if our competitors develop and commercialize generic or branded products that are safer or more effective, have fewer side effects or are less expensive than our products. In addition, we have undertaken several cost-cutting measures that may affect our ability to compete with other companies and due to our financial condition we may be required to take additional cost-cutting measures in the future.

Our competitors may obtain FDA or other regulatory approvals for their product candidates more rapidly than we may. For example, other major pharmaceutical companies have completed or we believe are close to completing Phase III clinical trials of product candidates for the treatment of fibromyalgia, and these are large pharmaceutical companies with far greater resources than we have. Three of these product candidates have received FDA approval and have already reached the market. These treatments, as well as other product candidates that may reach the market before JZP-6, may be better accepted by physicians and patients. Thus, even if we successfully complete our Phase III pivotal clinical trials for JZP-6 for the treatment of fibromyalgia and achieve FDA approval, JZP-6 may not result in significant commercial revenues for us.

Our competitors may market their products more effectively than we do. If we are unable to demonstrate to physicians that, based on experience, clinical data, side-effect profiles and other factors, our products are preferable to other therapies, we may not generate meaningful revenues from the sales of our products.

If generic products that compete with any of our products are approved, sales of our products may be adversely affected.

Our products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of our products or because our protection has expired or is not sufficiently broad. The FDA has granted orphan drug exclusivity for Xyrem until July 2009 for cataplexy in patients with narcolepsy, and until November 2012 for excessive daytime sleepiness in patients with narcolepsy. Once our orphan drug exclusivity periods for Xyrem expire, other companies could introduce generic equivalents of Xyrem if the generic equivalents do not infringe our existing patents covering Xyrem. Once our orphan drug exclusivity period for Xyrem for the treatment of cataplexy expires in July 2009, prescriptions for Xyrem for excessive daytime sleepiness in patients with narcolepsy, or if approved by the FDA, JZP-6, could possibly be filled with generic equivalents that have been approved for the treatment of cataplexy in patients with narcolepsy, even if the patient is diagnosed with excessive daytime sleepiness or fibromyalgia.

Patent protection is not available for the active pharmaceutical ingredient in most of our products and product candidates, including Xyrem, Luvox CR and JZP-6. Although Xyrem is covered by patents expiring in 2019 and 2020 with claims covering the formula and process for manufacturing our commercial formulation of Xyrem and Luvox CR is covered by a patent covering the orally administered formulation of extended-release fluvoxamine, it is possible that other companies could manufacture generic equivalents of Xyrem and Luvox CR in ways that are not covered by the claims of these patents.

Part of our business strategy includes the ongoing development of proprietary product improvements to Xyrem, including new and enhanced dosage forms. However, we may not be successful in developing or obtaining FDA and other regulatory approvals of these improvements. Although the active pharmaceutical ingredient in Xyrem and JZP-6 is a DEA scheduled compound for which a quota is required and the FDA has required a REMS for its distribution, and therefore generic competition may be more difficult and expensive than it might be for other products not requiring a similar REMS for distribution, our competitors will not be prevented from introducing a generic equivalent. We have filed a patent application with claims covering the method for distributing sodium oxybate using a centralized distribution system, but we cannot assure you that this patent will issue or, if issued, whether it will provide any significant protection of Xyrem from generic competition.

Luvox CR is covered by a patent owned by Elan with claims covering the orally administered extended-release formulation of fluvoxamine. It is possible that other companies could manufacture similar or therapeutically equivalent products in ways that are not covered by the claims of the patent. There may be other patents that we are not aware of that cover some aspect of the Luvox CR formulation and that would prevent us from continuing to commercialize Luvox CR or that would require us to pay royalties or other forms of consideration.

After the introduction of a generic competitor, a significant percentage of the prescriptions written for a product generally may be filled with the generic version at the pharmacy, resulting in a loss in sales of the branded product, including for indications for which the generic version has not been approved for marketing by the FDA. Generic competition often results in decreases in the prices at which branded products can be sold. In addition, legislation enacted in the U.S. allows for, and in a few instances in the absence of specific instructions from the prescribing physician mandates, the use of generic products rather than branded products where a generic equivalent is available. Generic competition for our products earlier than expected could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may not be able to successfully acquire or in-license additional products or product candidates to grow our business.

In order to grow our business, we will need to acquire or in-license additional products and product candidates that we believe have significant commercial potential. We do not believe we will be able to acquire or in-license additional products and product candidates until our financial condition improves. Any growth through acquisitions or in-licensing will be dependent upon the continued availability of suitable acquisition or in-license products and product candidates at favorable prices and upon advantageous terms and conditions. Even if such opportunities are present, we may not be able to successfully identify products or product candidates suitable for potential acquisition or in-licensing, or we may not have the financial resources necessary to pursue such opportunities. Other companies, many of which may have substantially greater financial, marketing and sales resources, compete with us for the right to acquire and in-license such products or product candidates.

We currently have a relatively small sales organization compared with most other pharmaceutical companies with marketed products. If our specialty sales force and sales organization is not appropriately sized to adequately promote our current and potential future products, the commercial opportunity for our products may be diminished.

In November 2008, we reduced the size of our sales force as a result of the lower than expected demand for Luvox CR. Each of our remaining sales representatives is now responsible for a larger territory than he or she was responsible for prior to the reduction in force. We cannot predict if the smaller sales force will be effective at promoting our commercial products or if having a smaller sales force will negatively affect sales.

Our potential future commercial products, including JZP-6, may require expansion of our sales force and sales support organization, and we will need to commit significant additional management and other resources to the growth of our sales organization before the commercial launch of those product candidates. We may not be able to achieve the necessary growth in a cost-effective manner or realize a positive return on our investment. We also have to compete with other pharmaceutical and life sciences companies to recruit, hire, train and retain sales and marketing personnel. Turnover in our sales force could negatively affect sales of our products. If we elect to rely on third parties to sell our products in the U.S., we may receive less revenue or incur more expense than if we sold our products directly. In addition, we may have little or no control over the sales efforts of those third parties. If we are unable to appropriately size our sales force or collaborate with third parties to sell our products, our ability to generate revenues would be adversely affected.

If we fail to retain key personnel, or to retain our executive management team, we may be unable to successfully develop or commercialize our products.

Our success depends in part on our continued ability to retain and motivate highly qualified personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our executive management team. The loss of services of any one or more members of our executive management team or other key personnel could delay or prevent the successful completion of some of our key activities. We do not carry "key person" insurance. Any member of our executive management team and any other key employees may terminate his or her employment at any time without notice and without cause or good reason. In December 2008, Matthew K. Fust, our Executive Vice President and Chief Financial Officer, left the company and we have not filled this position.

In June 2008, we reduced the number of non-sales employees in our company in connection with efforts to focus, in the near term, on our commercial products and later-stage product candidates. In November 2008, we significantly reduced the number of sales representatives. In December 2008, we further reduced the number of non-sales employees in our company. These reductions in force may negatively affect our ability to retain or attract talented employees. Competition for qualified personnel in the life sciences industry remains intense. If we need to hire additional personnel to expand our development, clinical and commercial activities, or to support those activities, we may not be able to attract and retain quality personnel on acceptable terms. Our current financial uncertainty adds to the risk of our loss of or our inability to recruit needed employees.

If we need to accelerate our activities or expand our business, and cannot recruit qualified employees when we need them, our key activities could be delayed. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage our personnel resources effectively, and our failure to do so could adversely affect our business, financial condition, results of operations and growth prospects.

Our offices are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities, which could adversely affect our operations.

Our offices are located in the San Francisco Bay Area, near known earthquake fault zones and are therefore vulnerable to damage from earthquake. In October 1989, a major earthquake in our area caused significant property damage and a number of fatalities. We are also vulnerable to damage from other disasters such as power loss, fire, floods and similar events. If a significant disaster occurs, our ability to continue our operations could be seriously impaired and we may not have adequate insurance to cover any resulting losses. Any significant unrecoverable losses could seriously impair our operations and financial conditions.

Risks Related to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, their use and the methods used to manufacture them, as well as successfully defending these patents against third party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importation by third parties is dependent upon the extent to which we have rights under valid and enforceable patents, or have trade secrets that cover these activities.

The patent position of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property. Even if we are able to obtain patents covering our products and product candidates, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily prevent other companies from developing similar or therapeutically equivalent products or protect us from claims of third parties that our products infringe their issued patents, which may require licensing and the payment of significant fees or royalties. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents, or manufacture products in countries where we have not applied for patent protection or that do not respect our patents. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents, our licensed patents or in third party patents.

The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- others may be able to make products that are similar to our product candidates but that are not covered by the claims of our patents, or for which we are not licensed under our license agreements;
- we or our licensors or partners might not have been the first to make the inventions covered by our issued patents or pending patent applications or the pending patent applications or issued patents of our licensors or partners;
- we or our licensors or partners might not have been the first to file patent applications for these inventions;
- others may independently develop similar or alternative products without infringing our intellectual property rights;
- our pending patent applications may not result in issued patents;
- our issued patents and the issued patents of our licensors or partners may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;
- we may not develop additional proprietary products that are patentable; or
- the patents of others may have an adverse effect on our business.

We also may rely on trade secrets and other unpatented proprietary information to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets and other unpatented proprietary information, our employees, consultants, advisors and partners may unintentionally or willfully disclose our proprietary information to competitors, and we may not have adequate remedies for such disclosures. If our employees, consultants, advisors and partners develop inventions or processes independently, or jointly with us, that may be applicable to our products under development, disputes may arise about ownership or proprietary rights to those inventions and processes. Enforcing a claim that a third party illegally obtained and is using any of our inventions or trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside of the U.S. are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Our research and development collaborators may have rights to publish data and other information to which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. While the ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to contractual limitations, these contractual provisions may be insufficient or inadequate to protect our trade secrets and may impair our patent rights. If we do not apply for patent protection prior to such publication, or if we cannot otherwise maintain the confidentiality of our innovations and other confidential information, then our ability to obtain patent protection or protect our proprietary information may be jeopardized. Moreover, a dispute may arise with our research and development collaborators over the ownership of rights to jointly developed intellectual property. Such disputes, if not successfully resolved, could lead to a loss of rights and possibly prevent us from pursuing certain new products or product candidates.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or commercialize, our products.

Our ability, and that of our partners, to commercialize any approved products will depend, in part, on our ability to obtain patents, enforce those patents and operate without infringing the proprietary rights of third parties. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. We have filed multiple U.S. patent applications and foreign counterparts, and may file additional U.S. and foreign patent applications related thereto. There can be no assurance that any issued patents we own or control will provide sufficient protection to conduct our business as presently conducted or as proposed to be conducted. Moreover, in part because of prior research performed and patent applications submitted in the same manner or similar fields, there can be no assurance that any patents will issue from the patent applications owned by us, or that we will remain free from infringement claims by third parties.

If we choose to go to court to stop someone else from pursuing the inventions claimed in our patents or in or our licensed patents or those of our partners, that individual or company has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that the other party's activities do not infringe our rights to these patents or that it is in the public interest to permit the infringing activity.

A third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our products. Patent infringement lawsuits are costly and could affect our results of operations and divert the attention of management and development personnel. There is a risk that a court could decide that we or our partners are infringing third party patent rights. In the event that we or our partners are found to infringe any valid claim of a patent held by a third party, we may, among other things, be required to:

- pay damages, including up to treble damages and the other party's attorneys' fees, which may be substantial;
- cease the development, manufacture, use and sale of our products that infringe the patent rights of others through a court-imposed sanction such as an injunction;
- expend significant resources to redesign our products so they do not infringe others' patent rights, which may not be possible;
- discontinue manufacturing or other processes incorporating infringing technology; or
- obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

The pharmaceutical and life sciences industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents in the U.S.

Because some patent applications in the U.S. may be maintained in secrecy until the patents are issued, because patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for inventions covered by our licensors' or our issued patents or pending applications, or that we or our licensors were the first inventors. Our competitors may have filed, and may in the future file, patent applications covering subject matter similar to ours. Any such patent application may have priority over our or our licensors' patents or applications and could further require us to obtain rights to issued patents covering such subject matter. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Related to Our Industry

The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our partners from obtaining approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, selling and marketing of pharmaceutical products are subject to extensive regulation by FDA and other regulatory authorities in the U.S. and other countries, and regulations differ from country to country. Approval in the U.S., or in any jurisdiction, does not ensure approval in other jurisdictions. The regulatory approval process is lengthy, expensive and uncertain, and we may be unable to obtain approval for our products. We are not permitted to market our product candidates in the U.S. until we receive approval from the FDA, generally of an NDA. An NDA must contain, among other things, data to demonstrate that the drug is safe and effective for its intended uses and that it will be manufactured to appropriate quality standards. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process, and the FDA has substantial discretion in the approval process. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including warning letters, untitled letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve pending NDAs or supplements to approved NDAs. If we are unable to obtain regulatory approval of our product candidates, we will not be able to commercialize them and recoup our research and development costs.

Earlier in 2008, the FDA announced that, in light of staffing issues, it has given its managers discretion to miss Prescription Drug User Fee Act, or PDUFA, deadlines for completing reviews of NDAs. If the FDA were to miss a PDUFA deadline for one of our products, delaying the approval and launch, the delay could have a material adverse effect on our business.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing significant regulatory obligations and oversight, which may result in significant additional expense and limit our ability to commercialize our products.

If we receive regulatory approvals to sell our products, the FDA and foreign regulatory authorities may impose significant restrictions on the indicated uses or marketing of our products, or impose requirements for burdensome post-approval study commitments. The terms of any product approval, including labeling, may be more restrictive than we desire and could affect the marketability of the product or otherwise reduce the size of the potential market for that product. Following any regulatory approval of our products, we will be subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. In addition, if the FDA approves any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. If we become aware of previously unknown problems with any of our products in the U.S. or overseas or at our contract manufacturers' facilities, a regulatory agency may impose restrictions on our products, our contract manufacturers or on us, including requiring us to reformulate our products, conduct additional clinical trials, make changes in the labeling of our products, implement changes to, or obtain re-approvals of, our contract manufacturers' facilities, or withdraw the product from the market. In addition, we may experience a significant drop in the sales of the affected products and our product revenues and reputation in the marketplace may suffer, and we could become the target of lawsuits, including class action suits. The FDA and other governmental authorities also actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing approval has not been obtained. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

We are also subject to regulation by regional, national, state and local agencies, including the DEA, the Department of Justice, the Federal Trade Commission, the Office of Inspector General of the U.S. Department of Health and Human Services and other regulatory bodies, as well as governmental authorities in those foreign countries in which we commercialize our products. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development, manufacturing and commercial activities relating to prescription pharmaceutical products, including preclinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. Our manufacturing partners are subject to the same requirements, which include obtaining sufficient quota from the DEA each year to manufacture sodium oxybate Xyrem and JZP-6. These statutes and regulations include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical companies on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting identified common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid.

Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company's marketing of the product for unapproved, and thus non-reimbursable, uses. Pharmaceutical and other health care companies have also been prosecuted on other legal theories of Medicare fraud. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a company's products from reimbursement under government programs, criminal fines and imprisonment. Several states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and the reporting of gifts to individual physicians in the states. Other states require the posting of information relating to clinical studies. In addition, California requires pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for or payments to individual prescribers. Currently, several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming and companies that do not comply with these state laws face civil penalties. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we or any of our partners fail to comply with applicable regulatory requirements, we or they could be subject to a range of regulatory actions that could affect our or our partners' ability to commercialize our products and could harm or prevent sales of the affected products, or could substantially increase the costs and expenses of commercializing and marketing our products. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The minimum amount of the rebate for each unit of product is set by law at 15.1% of the average manufacturing price of that product, or if it is greater, the difference between the average manufacturing price and the best price we make available to any customer. The rebate amount also includes an inflation adjustment, if necessary.

Pricing and rebate calculations vary among products and programs. The calculations are complex and are often subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare & Medicaid Services at the U.S. Department of Health and Human Services of our current average manufacturing price and best prices for the quarter. If we become aware that our reporting for prior quarters was incorrect, or changed as a result of recalculation of the pricing data, we are obligated to resubmit the corrected average manufacturing price or best price for that quarter. Any corrections to our rebate calculations could result in an overage or underage in our rebate liability for past quarters, depending on the nature of the correction. In addition to retroactive rebates (and interest, if any), if we are found to have knowingly submitted false information to the government, we may be liable for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

Federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Services' pharmaceutical pricing program requiring us to sell our products at prices lower than we otherwise might be able to charge. The Public Health Services pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the Public Health Services, as well as hospitals that serve a disproportionate share of poor patients and children.

Reimbursement may not be available for our products, which could diminish our sales or affect our ability to sell our products profitably.

In both U.S. and foreign markets, our ability to commercialize our products successfully, and to attract strategic partners for our products, depends in significant part on the availability of adequate financial coverage and reimbursement from third party payors, including, in the U.S., governmental payors such as the Medicare and Medicaid programs, managed care organizations and private health insurers. Third party payors decide which drugs they will pay for and establish reimbursement levels. Third party payors are increasingly challenging the prices charged for medical products and services and examining their cost effectiveness, in addition to their safety and efficacy. In some cases, for example, third party payors try to encourage the use of less expensive generic products through their prescription benefits coverage and reimbursement policies. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Even with studies, our products may be considered less safe, less effective or less cost-effective than existing products, and third party payors may not provide coverage and reimbursement for our products, in whole or in part. We cannot predict actions third party payors may take, or whether they will limit the coverage and level of reimbursement for our products or refuse to provide any coverage at all. For example, because Luvox CR is competing in a market with both branded and generic products, reimbursement by government and private payors may be more challenging than for new chemical entities. We cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to effectively commercialize our products.

There have been a number of legislative and regulatory proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. These proposals include prescription drug benefit proposals for Medicare beneficiaries and measures that would limit or prohibit payments for some medical treatments or subject the pricing of drugs to government control. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 provides a new Medicare prescription drug benefit that became effective in January 2006, and mandates other reforms. Although we cannot predict the full effect on our business of the implementation of this new legislation, it is possible that the new benefit, which is managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues. Currently, there are legislative proposals that would permit the U.S. Secretary of Health and Human Services to negotiate directly with pharmaceutical companies to obtain lower prices for drugs covered under Medicare Part D.

We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. If we fail to successfully secure and maintain reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed. During the recent presidential election campaign, the candidates discussed healthcare reform proposals which, if enacted, could adversely affect the pharmaceutical industry as a whole, and therefore could have a material adverse effect on our business.

Sales of our products in the U.S. may be adversely affected by consolidation among wholesale drug distributors and the growth of large retail drug store chains.

The market participants to whom we sell Luvox CR, and the market participants to whom we expect to sell most of our future products, have undergone significant consolidation, marked by mergers and acquisitions among wholesale distributors and the growth of large retail drugstore chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drugstore chains has decreased. In addition, excess inventory levels held by large distributors can lead to periodic and unanticipated reductions in our revenues and cash flows. Consolidation of drug wholesalers and retailers, as well as any increased pricing pressure that those entities face from their customers, including the U.S. government, may increase pricing pressure and place other competitive pressures on drug manufacturers, including us.

Prescription drug importation from Canada and other countries could increase pricing pressure on our products and could decrease our revenues and profit margins.

Under current U.S. law, there is a general prohibition on imports of unapproved products. The FDA has published internal guidance that sets forth the agency's enforcement priorities for imported drugs. Under this policy, the FDA allows its personnel to use their discretion in permitting entry into the U.S. of personal use quantities of FDA-regulated products in personal baggage and mail when the product does not present an unreasonable risk to the user. Thus, individuals may import prescription drugs that are unavailable in the U.S. from Canada and other countries for their personal use under specified circumstances. Other imports, although illegal under U.S. law, also enter the country as a result of the resource constraints and enforcement priorities of the FDA and the U.S. Customs Services. In addition, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 will permit pharmacists and wholesalers to import prescription drugs into the U.S. from Canada under specified circumstances. These additional import provisions will not take effect until the Secretary of Health and Human Services makes a required certification regarding the safety and cost savings of imported drugs and the FDA has promulgated regulations setting forth parameters for importation. These conditions have not been met to date and the law has therefore not taken effect. However, legislative proposals have been introduced to remove these conditions and implement changes to the current import laws, or to create other changes that would allow foreign versions of our products priced at lower levels than in the U.S. to be imported or reimported to the U.S. from Canada, Europe and other countries. In addition, there have been indications that the new presidential administration is considering changing certain rules to make it easier to import drugs from other countries, and we cannot predict what, if any changes will happen. If these provisions or changes in the rules take effect, the volume of prescription drug imports from Canada and elsewhere could increase significantly and our products could face competition from lower priced imports.

Even if these provisions do not take effect and alter current law, the volume of prescription drug imports from Canada and elsewhere could increase due to a variety of factors, including the further spread of internet pharmacies and actions by a number of state and local governments to facilitate Canadian and other imports. These imports may harm our business.

We licensed Xyrem to Valeant to distribute in Canada. Due to government price regulation in Canada, products are generally sold in Canada for lower prices than in the U.S. Due to the REMS for Xyrem and our agreement with Valeant, we believe that it is unlikely that Xyrem will be imported from Canada to the U.S. Luvox CR is not approved in Canada.

Product liability and product recalls could harm our business.

The development, manufacture, testing, marketing and sale of pharmaceutical products entail significant risk of product liability claims or recalls. Our products and product candidates are designed to affect important bodily functions and processes. Side effects of, or manufacturing defects in, the products sold by us could result in exacerbation of a patient's condition, further deterioration of a patient's condition or even death. This could result in product liability claims and/or recalls of one or more of our products. For example, studies and publications suggest that selective serotonin reuptake inhibitors, including the active pharmaceutical ingredient in Luvox CR and its immediate release formulation Luvox, may increase the risk of suicidal behavior in adults and adolescents. In addition, the current selective serotonin reuptake inhibitor products used to treat obsessive compulsive disorder and social anxiety disorder, particularly those formulated for immediate release, all have significant adverse side effects. Side effects associated with selective serotonin reuptake inhibitors include sexual dysfunction, adverse drug interaction and risk of hypertension. Claims may be brought by individuals seeking relief for themselves or by groups seeking to represent a class. While we have not had to defend against any product liability claims to date, as sales of our products increase, we believe it is likely product liability claims will be made against us. We cannot predict the frequency, outcome or cost to defend any such claims.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available in the future on acceptable terms, if at all. Partly as a result of product liability lawsuits related to pharmaceutical products, product liability and other types of insurance have become more difficult and costly for pharmaceutical companies to obtain. Our product liability insurance may not cover all of the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts.

A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Such claims could also harm our reputation and the reputation of our products, adversely affecting our ability to market our products successfully. In addition, defending a product liability lawsuit is expensive and can divert the attention of key employees from operating our business.

Product recalls may be issued at our discretion or at the discretion of our suppliers, government agencies and other entities that have regulatory authority for pharmaceutical sales. Any recall of our products could materially adversely affect our business by rendering us unable to sell that product for some time and by adversely affecting our reputation.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be volatile, and the value of your investment could decline significantly.

Our stock has a very low average trading volume and our stockholders may not be able to sell any or all of their holdings quickly or at all. If we were to file for bankruptcy protection, it is likely that our common stock would have little or no value.

The stock market in general and the market for life sciences companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Investors who purchase our common stock may not be able to sell their shares at or above the purchase price. The following factors, in addition to other risks described herein, may have a significant effect on our common stock market price:

- our financial situation, including our default under our senior notes;
- our ability or inability to raise additional capital in early 2009 and the terms on which we raise it;
- conditions or trends in the pharmaceutical industry, the credit and financial markets or the U.S. and worldwide economy in general;
- the success of Luvox CR in the U.S.;
- the success of our development efforts and clinical trials, including in particular with respect to JZP-6;
- negative publicity concerning one of our products or product candidates;
- announcement of FDA approval or non-approval of our product candidates, or specific label indications for their use, or delays in the FDA review process;

- the failure or delay by the DEA in providing sufficient quotas for sodium oxybate, Xyrem or JZP-6;
- actual or expected fluctuations in our operating results, including as a result of fluctuating demand for our commercial products as a result of purchases by wholesalers in connection with product launches, stockpiling or inventory drawdowns by our customers, or otherwise;
- changes in the market prices for our products;
- the success of our efforts to acquire or in-license additional products or product candidates;
- introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- announcements of product innovations by us, our partners or our competitors;
- changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements;
- actions taken by regulatory agencies with respect to our products, clinical trials, manufacturing process or sales and marketing terms;
- developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;
- disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;
- actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;
- actual or expected changes in our growth rates or our competitors' growth rates;
- changes in the market valuation of similar companies;
- trading volume of our common stock; and
- sales of our common stock by us or our stockholders.

Our common stock is currently at risk for delisting from The NASDAQ Global Market. Delisting could adversely affect the liquidity of our common stock and the market price of our common stock could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.

Our common stock is currently listed on The NASDAQ Global Market. The NASDAQ Stock Market LLC, or NASDAQ, has minimum requirements that a company must meet in order to remain listed on The NASDAQ Global Market. These requirements include maintaining a minimum closing bid price of $1.00 per share, and the closing bid price of our common stock on March 20, 2009 was $0.91 per share. These requirements also include maintaining a minimum market value of publicly held shares, and, as of March 20, 2009, we did not meet this minimum requirement. Although NASDAQ has temporarily suspended the minimum closing bid price and minimum market value of publicly held shares requirements until July 20, 2009, there can be no assurance that we will meet these requirements after such date, and it is possible that NASDAQ may notify us prior to July 20, 2009 that we have failed to meet the minimum listing requirements that have not been suspended and initiate the delisting process. If our common stock is delisted, the liquidity of our common stock would be adversely affected and the market price of our common stock could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2008, we had 28,925,117 shares of common stock outstanding, all of which shares, less shares subject to a repurchase option in our favor tied to the holders' continued service to us (which will be eligible for sale upon lapse of the repurchase option), were eligible for sale in the public market, subject in some cases to the volume limitations and manner of sale requirements under Rule 144.

As of March 20, 2009, the holders of up to approximately 19,306,128 shares of common stock, based on shares outstanding as of that date, including 785,728 shares underlying outstanding warrants, were entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended, under an amended and restated investor rights agreement that we entered into with these holders. In addition, upon exercise of outstanding options by our executive officers, our executive officers will be entitled to rights under the amended and restated investor rights agreement with respect to registration of the shares of common stock acquired on exercise. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital. On March 17, 2008, we entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the 562,192 shares underlying the warrants that we issued in connection with the expansion of our senior secured debt in March 2008. In addition, we have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the shares of our common stock reserved for issuance under our stock option and employee stock purchase plans, and intend to file additional registration statements on Form S-8 to register the shares automatically added each year to the share reserves under these plans.

We entered into a committed equity financing facility, or CEFF, on May 7, 2008 with Kingsbridge Capital Limited, or Kingsbridge. The perceived risk of dilution from sales of our common stock to or by Kingsbridge in connection with the CEFF may cause holders of our common stock to sell their shares, or it may encourage short selling by market participants, which could contribute to a decline in our stock price. The registration rights agreement entered into in connection with the CEFF requires that we use commercially reasonable efforts to ensure that the registration statement in connection with the CEFF remains effective for the term of such agreement. Kingsbridge will not be obligated to purchase shares of our common stock under the CEFF unless certain conditions are met. These conditions include a minimum trading price of $4.50 for our common stock, and our common stock has recently been trading well below that minimum.

Our executive officers and directors, together with their respective affiliates, own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of March 20, 2009, our executive officers and directors, together with their respective affiliates, beneficially owned 63.3% of our capital stock, of which 6.4% was beneficially owned by our executive officers. Accordingly, our executive officers and directors together with their respective affiliates are able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval, including mergers and other business combinations, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our common stock, and may prevent attempts by our stockholders to replace or remove our board of directors or management.

We incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission and The NASDAQ Stock Market LLC have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel must continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. For example, we were required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with this annual report on Form 10-K, and to allow our independent registered public accounting firm to issue a report on the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2009. Our compliance with Section 404 of the Sarbanes-Oxley Act requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we have hired and will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, or for a change in the composition of our board of directors or management to occur, even if doing so would benefit our stockholders. These provisions include:

- authorizing the issuance of "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
- dividing our board of directors into three classes;
- limiting the removal of directors by the stockholders;
- eliminating cumulative voting rights and therefore allowing the holders of a majority of the shares of our common stock to elect all of the directors standing for election, if they should so choose;

- prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
- eliminating the ability of stockholders to call a special meeting of stockholders; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

We have never declared or paid dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

Our business requires significant funding, and we currently invest more in product development than we earn from sales of our products. In addition, the agreements governing our debt restrict our ability to pay dividends on our common stock. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently plan to invest all available funds and future earnings in the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters are located in Palo Alto, California, where we occupy approximately 44,000 square feet of office space. The annual lease payments for our corporate headquarters building through August 2009 are approximately $816,000. We are currently negotiating an extension of our lease with the landlord.

Item 3. Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of business. We currently have no ongoing litigation and are not aware of any pending litigation that could have, individually or in the aggregate, a material adverse effect on our results of operations or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The following table sets forth the high and low sales prices of our common stock, par value $.0001, on the Nasdaq Global Market under the symbol "JAZZ" from June 1, 2007 the day our common stock commenced trading, through December 31, 2008 for the periods indicated.

	High	Low
Calendar Quarter—2008		
First Quarter	$15.58	$ 8.82
Second Quarter	$ 9.87	$ 5.13
Third Quarter	$ 8.85	$ 3.26
Fourth Quarter	$ 5.52	$ 0.91
Calendar Quarter—2007		
Second Quarter (beginning June 1, 2007)	$18.00	$15.50
Third Quarter	$17.11	$11.20
Fourth Quarter	$17.14	$11.30

On March 20, 2009, the last reported sales price per share of our common stock was $0.91 per share.

Holders of Common Stock

As of March 20, 2009, there were 52 holders of record of our common stock.

Use of Proceeds from the Sale of Registered Securities

On May 31, 2007, our registration statement on Form S-1/A (Registration No. 333-141164) was declared effective by the SEC for our initial public offering, pursuant to which we registered 6,000,000 shares of common stock to be sold by us. The stock was offered at a public offering price of $18.00 per share. Our common stock commenced trading on June 1, 2007. The offering closed on June 6, 2007 after the sale of all securities registered, and we received net proceeds of $97.5 million after underwriters' discounts of $7.6 million and other expenses of $2.9 million.

As of December 31, 2008, we have used all of the net proceeds from our initial public offering to fund the planned U.S. launch and commercialization of Luvox CR, to fund our Phase III pivotal clinical trials of JZP-6 and to fund development activities for our other product candidates. No payments were made to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates, other than payments in the ordinary course of business to officers and to non-employee directors as compensation for their services.

Dividends

Under the terms of our senior secured note and warrant purchase agreement, we are not permitted to pay any dividends, either in cash or property, on any shares of our capital stock. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid any cash dividends and we do not presently plan to pay cash dividends in the foreseeable future.

Performance Measurement Comparison(1)

The following graph shows the total stockholder return of an investment of $100 in cash on June 1, 2007 for (i) our common stock; (ii) the NASDAQ Composite Index; and (iii) the NASDAQ Pharmaceutical Index as of December 31, 2008. We are included in the NASDAQ Pharmaceutical Index. Pursuant to applicable SEC rules, all values assume reinvestment of the full amount of all dividends; however no dividends have been declared on our common stock to date. The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

COMPARISON OF 19 MONTH CUMULATIVE TOTAL RETURN
Among Jazz Pharmaceuticals Inc., the NASDAQ Composite Index, and the NASDAQ Pharmaceutical Index



$120
$100
$80
$60
$40
$20
$-
5/07
7/07
9/07
11/07
1/08
3/08
5/08
7/08
9/08
11/08
Jazz Pharmaceuticals, Inc.
NASDAQ Composite
NASDAQ Pharmaceutical

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(1) This section is not "soliciting material", is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Jazz Pharmaceuticals, Inc., under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. Selected Financial Data

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We derived the consolidated statements of operations data for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 from our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated statements of operations data for the years ended December 31, 2005 and 2004, and the selected consolidated balance sheet data as of December 31, 2006, 2005, and 2004 are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2008(1)	2007(1)	2006(1)	2005(2)	2004
	(In thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Revenues:					
Product sales, net	$ 64,637	$ 53,536	$ 43,299	$ 18,796	$ —
Royalties, net	1,739	1,156	594	146	—
Contract revenues	1,138	10,611	963	2,500	—
Total revenues	67,514	65,303	44,856	21,442	—
Operating expenses:					
Cost of product sales (excluding amortization and impairment of acquired developed technology)	13,924	8,903	6,968	4,292	—
Research and development	69,963	69,792	54,956	45,783	17,988
Selling, general and administrative	111,401	78,540	51,384	23,551	7,459
Intangible asset amortization	12,828	9,217	9,600	4,960	—
Intangible asset impairment	29,763	20,160	—	—	—
Provision for government settlement	—	17,469	—	—	—
Purchased in-process research and development	—	—	—	21,300	—
Total operating expenses	237,879	204,081	122,908	99,886	25,447
Loss from operations	(170,365)	(138,778)	(78,052)	(78,444)	(25,447)
Interest income	1,834	5,942	2,307	1,318	643
Interest expense (including $15,082, $9,193, $9,024 and $4,595 for the years ended December 31, 2008, 2007, 2006 and 2005, respectively, pertaining to related parties)	(19,742)	(13,647)	(14,129)	(7,129)	—
Other income (expense)	16	1,797	(1,109)	(901)	—
Gain on extinguishment of development financing obligation	—	—	31,592	—	—
Gain on sale of product rights	3,918	5,860	—	—	—
Net loss	(184,339)	(138,826)	(59,391)	(85,156)	(24,804)
Beneficial conversion feature	—	—	(21,920)	—	—
Loss attributable to common stockholders	$(184,339)	$(138,826)	$ (81,311)	$ (85,156)	$ (24,804)
Loss per share attributable to common stockholders, basic and diluted	$ (7.19)	$ (10.04)	$(6,254.69)	$(14,192.67)	$(1,550.25)
Weighted-average common shares used in computing loss per share attributable to common stockholders, basic and diluted	25,646	13,829	13	6	16

(1) Total operating expenses in 2008, 2007 and 2006 included employee stock-based compensation costs of $8.1 million, $6.1 million and $3.5 million, respectively, due to our adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", on a modified prospective basis on January 1, 2006. No employee stock-based compensation was recognized in reported amounts in any period prior to January 1, 2006. See Note 12 of the notes to our financial statements for details on the composition of total employee stock-based compensation.

(2) We acquired Orphan Medical, Inc. on June 24, 2005, and the results of Orphan Medical are included in the consolidated financial statements from that date. In connection with the acquisition, we recorded a charge of $21.3 million for acquired in-process research and development.

	As of December 31,				
	2008	2007	2006	2005	2004
			(In thousands)		
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 25,907	$ 102,945	$ 78,948	$ 20,614	$ 39,624
Working capital (deficit)	(129,492)	79,235	61,043	8,048	36,663
Total assets	117,498	207,554	214,571	164,781	42,850
Liability under government settlement	13,063	14,881	—	—	—
Senior secured notes (including $95,548, $52,581, $51,998 and $50,620 as of December 31, 2008, 2007, 2006 and 2005, respectively, held by related parties)	118,534	75,116	74,283	73,629	—
Convertible preferred stock	—	—	263,852	163,862	64,009
Common stock subject to repurchase	12,492	13,241	8,183	5,924	3,665
Accumulated deficit	(500,808)	(316,469)	(177,643)	(118,252)	(27,332)
Total stockholders' equity (deficit)	(92,878)	54,992	(176,296)	(118,248)	(30,923)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and the results of operations should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements included elsewhere in this Annual Report on Form 10-K. As discussed in Note 2 to the consolidated financial statements, our recurring losses from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This discussion contains forward-looking statements that involve risks and uncertainties. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described in Part I Item 1A. "Risk Factors" included elsewhere in this report. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends.

Overview

We are a specialty pharmaceutical company focused on developing and commercializing innovative products to meet unmet medical needs in neurology and psychiatry. Our goal is to build a broad portfolio of products through a combination of internal development, acquisition and in-licensing activities, and to utilize our specialty sales force to promote our products in our target markets. We apply novel formulations and drug delivery technologies to known drug compounds, and to compounds with the same mechanism of action or similar chemical structure as marketed products, to improve patient care by, among other things, improving efficacy, reducing adverse side effects or increasing patient compliance relative to existing therapies. Since our inception in 2003, we have built a commercial operation and assembled a portfolio of products and product candidates that currently includes two marketed products that generated net product sales of $59.5 million in 2008, one product candidate in late Phase III clinical trials and several product candidates in various stages of clinical development.

Our marketed products and late-stage product candidate are:

- *Xyrem® (sodium oxybate) oral solution.* Xyrem is the only product approved by the U.S. Food and Drug Administration, or FDA, for the treatment of both excessive daytime sleepiness and cataplexy in patients with narcolepsy. Narcolepsy is a chronic neurologic disorder caused by the brain's inability to regulate sleep-wake cycles. According to the National Institutes of Health, 150,000 or more individuals in the U.S. are affected by narcolepsy. We promote Xyrem in the U.S. for its FDA-approved indications to sleep specialists, neurologists, pulmonologists and psychiatrists through our specialty sales force. We have significantly increased U.S. sales of Xyrem since acquiring the rights to Xyrem in June 2005. We have licensed the rights to commercialize Xyrem in 54 countries outside of the U.S. to UCB Pharma Limited, or UCB, and in Canada to Valeant Canada Limited, or Valeant. UCB currently markets Xyrem in 13 countries. In 2008, our Xyrem net sales were $53.8 million.
- *Luvox CR® (fluvoxamine maleate) Extended-Release Capsules.* Once-Daily Luvox CR was approved by the FDA for the treatment of both obsessive compulsive disorder and social anxiety disorder on February 28, 2008. We shipped initial stocking orders of Luvox CR to our wholesaler customers in March 2008 and began promoting the product through our specialty sales force in April 2008. Luvox CR is a once-daily extended-release formulation of fluvoxamine, a selective serotonin reuptake inhibitor, or SSRI. SSRIs are used in the treatment of depression, anxiety disorders and some personality disorders. According to the National Institute of Mental Health, obsessive compulsive disorder and social anxiety disorder affect approximately 2.2 million and 15 million adults in the U.S., respectively. Luvox CR was developed by Solvay Pharmaceuticals, Inc., or Solvay, in collaboration with Elan Pharma International Limited, or Elan. We obtained the exclusive rights to market and distribute Luvox CR in the U.S. from Solvay in January 2007. Solvay retained the rights to market and distribute Luvox CR outside of the U.S. In 2008, our Luvox CR net sales were $5.7 million.

- *JZP-6 (sodium oxybate).* We are developing sodium oxybate, the active pharmaceutical ingredient in Xyrem, for the treatment of fibromyalgia. According to the American College of Rheumatology, between two and four percent of the U.S. population suffers from fibromyalgia. The product is currently in Phase III clinical trials; the program includes two Phase III pivotal clinical trials and a long term safety trial. In November 2008, we announced positive preliminary top-line results from the first of the two Phase III pivotal clinical trials. The randomized, double-blind, placebo-controlled study achieved its primary endpoints, demonstrating that JZP-6 significantly decreased pain and fatigue, and improved daily function, in patients with fibromyalgia. We expect preliminary data from the second Phase III pivotal clinical trial, for which we have completed enrollment, in mid-2009. Subject to successful completion of the remaining Phase III pivotal clinical trial, we plan to submit a new drug application, or NDA, for JZP-6 in the fourth quarter of 2009. If our NDA is approved by the FDA, we expect to market JZP-6 in the U.S. to specialists who treat fibromyalgia patients, through an expanded specialty sales force and/or in partnerships with third parties. We have granted UCB the commercialization rights to JZP-6 in 54 countries outside of the U.S.

Our other product candidates in clinical development are JZP-8 (intranasal clonazepam), being developed for the treatment of recurrent acute repetitive seizures in epilepsy patients who continue to have seizures while on stable anti-epileptic regimens, JZP-4 (sodium and calcium channel antagonist), being developed for the treatment of epilepsy and bipolar disorder, and JZP-7 (ropinirole gel), being developed for the treatment of restless legs syndrome. We do not anticipate significant additional development progress on JZP-8, JZP-4 or JZP-7 unless or until we partner a program or otherwise obtain financing that we believe is sufficient to continue development.

In late 2007 and early 2008, we incurred significant expenses in preparation for the launch of Luvox CR, including expenses in connection with an expansion of our sales force from 55 representatives to approximately 200 representatives, the manufacture of commercial launch quantities of Luvox CR and the preparation of Luvox CR marketing materials. Luvox CR was approved by the FDA in late February 2008 and was shipped to wholesalers in March 2008; our expanded sales force began promotion of Luvox CR in April 2008. To fund these activities and other aspects of our business, in March 2008 we issued an additional $40.0 million of senior secured notes by expanding our senior debt facility from $80.0 million to $120.0 million; in July 2008 we received net proceeds of approximately $24.5 million from a registered direct public offering of units consisting of common stock and warrants; and in August 2008 we sold our Antizol® and Antizol-Vet® products for cash proceeds of approximately $5.8 million.

Sales of Luvox CR in 2008 did not approach the levels that we had anticipated prior to commercial launch. Although Xyrem sales reached record levels in 2008, revenues from those sales, together with the lower than anticipated revenues from sales of Luvox CR and the proceeds that we received from the transactions described above, were not sufficient to support the operation of our business as we had planned. As a result, during the second half of 2008, we undertook efforts to significantly reduce our operating expenses. We focused our development efforts on JZP-6, our product candidate in Phase III clinical development, and slowed development work on most of our other projects. We completed three reductions in force, including one in November 2008 affecting approximately 67 employees, of which 62 were in our sales force, and one of similar size in December 2008, affecting our non-sales employees. On December 31, 2008, we did not make the $4.5 million interest payment that was due to the holders of our $119.5 million principal amount of senior secured notes, or the Senior Notes, and in early January, we received a notice of default on behalf of the holders of the Senior Notes.

We are currently operating the company in a manner that we believe maximizes the value of our business for our creditors and stockholders by focusing on selling and marketing Xyrem and Luvox CR, continuing our JZP-6 clinical program, with respect to which we expect to obtain the preliminary results of a second Phase III pivotal clinical trial in mid-2009, and looking for additional ways to reduce our operating expenses. We are also seeking to raise additional funds. If we are unable to raise sufficient additional funds when needed, we would be required to further reduce operating expenses by, among other things, curtailing significantly or delaying or eliminating part or all of our development programs, including JZP-6, and/or scaling back our commercial operations, or we may need to seek protection under the provisions of the U.S. Bankruptcy Code.

As of December 31, 2008, we had cash, cash equivalents and marketable securities of $25.9 million. While we believe that our current cash resources, together with anticipated revenues from product sales, would be sufficient to fund our operations, they are not sufficient to fund both our operations and any payment of interest or repayment of principal on the Senior Notes. In addition, we have based this estimate on assumptions that may prove to be wrong, including assumptions with respect to the level of revenues from product sales, and we could exhaust our available financial resources sooner than we currently expect. The sufficiency of our current cash resources, and our need for additional capital and the timing thereof, will depend on many factors, including primarily the amount of revenues that we receive from sales of Xyrem and Luvox CR, as well as other factors set forth in Item 1A of this Annual Report on Form 10-K under the heading "*We have a history of net losses, which may continue for the next few years and, if we are to grow our business in the future, we will need to commit substantial resources which could increase the extent of any future losses.*"

We are not able to predict the amount of revenues that we will receive from sales of Luvox CR in 2009. In early 2009, we renegotiated the payments that we owe to Solvay under the license agreement, as a result of which $6.0 million is payable to Solvay in 2009. We also have a commitment, in connection with the FDA's approval of Luvox CR, to conduct two Phase IV clinical trials of the product. We continue to monitor our sales of Luvox CR and our expenses to manufacture, market, sell and support the product, but the product may not become profitable within a commercially reasonable period, or at all. If necessary, we will decrease our efforts in support of the product.

We are currently seeking a number of financing and strategic alternatives and are in discussions with the holders of the Senior Notes, including in particular LB I Group Inc., an affiliate of Lehman Brothers Holdings, Inc., which holds approximately 75% of the principal amount of the Senior Notes, with respect to our December 31, 2008 payment default and the status of the Senior Notes. There can be no assurance that we can reach such resolution, obtain sufficient financing or enter into other transactions to satisfy our Senior Note obligations in a timely manner, or at all. At any time, the holders of 50% of more of the principal amount of the Senior Notes can accelerate our obligations under the Senior Notes and require payment of the full principal amount of the Senior Notes, plus interest and a prepayment penalty. We do not have sufficient cash resources to pay the amount that would become payable in the event of an acceleration of the Senior Notes, and even if we could obtain additional financing, it is unlikely that we could obtain an amount sufficient to repay the Senior Notes in full. The holders of the Senior Notes have a first priority security interest in all of our assets other than our inventory and accounts receivable and, in the event of an acceleration of our obligations and our failure to pay the amount that would then become due, the holders of the Senior Notes could seek to foreclose on our assets, as a result of which we would likely need to seek protection under the provisions of the U.S. Bankruptcy Code.

In the event that we were to seek protection under the provisions of the U.S. Bankruptcy Code, we could seek to reorganize our business, or we or a trustee appointed by the court could be required to liquidate our assets. In either of these events, whether the stockholders receive any value for their shares is highly uncertain. If we are required to liquidate our assets, we might realize significantly less from them than the value that could be obtained in a transaction outside of a bankruptcy proceeding. The funds resulting from the liquidation of our assets would be used first to pay off the debt owed to our secured and unsecured creditors, including the holders of the Senior Notes, before any funds would be available to pay our stockholders, and it is uncertain if there would be any amounts available for our stockholders. If we are required to liquidate under the federal bankruptcy laws, it is highly unlikely that stockholders would receive any value for their shares.

In light of the circumstances described above, we are seeking to raise funds as soon as possible. We may seek to raise additional funds through public or private debt or equity financings, collaborations, partnering arrangements or development financings. It is likely that the consent of the holders of the Senior Notes would be required for some of these capital raising transactions. We cannot assure you that the Senior Note holders would consent to any transactions that we might propose. Because the holders of the Senior Notes currently have a first priority security interest in our assets, they may be unwilling to consent to any transaction that limits their rights or impacts the protection of their security interest. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. Any additional equity financing would likely be substantially dilutive to our stockholders, particularly in light of the prices at which our common stock has been recently trading. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders. If we raise funds through collaborations, partnering arrangements, or development financings, we may be required to relinquish, on terms that are not favorable to us, rights to some of our products or product candidates that we would otherwise seek to develop or commercialize ourselves. The terms of any future financings may restrict our ability to raise additional capital, which could delay or prevent the further development or commercialization of our products or product candidates. Our need to raise capital soon may require us to accept terms that may harm our business or be disadvantageous to our current stockholders, particularly in light of the current illiquidity and instability in the global financial markets.

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements that states that our recurring losses from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

Revenues

Product Sales, Net

The following is a summary of our product sales, net for the last three fiscal years (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Xyrem	$53,803	$39,018	$29,049
Luvox CR (1)	5,728	—	—
Antizol (2)	5,106	14,153	12,813
Cystadane	—	365	1,437
Total	$64,637	$53,536	$43,299

(1) Includes sales of fluvoxamine maleate, the active pharmaceutical ingredient in Luvox CR, of $364,000 in 2008.

(2) Includes sales of Antizol-Vet, which were $163,000, $251,000 and $313,000 in 2008, 2007 and 2006, respectively.

Xyrem (sodium oxybate) oral solution. Revenues from sales of Xyrem primarily represent sales in the U.S. to Express Scripts Specialty Distribution Services, Inc., or Express Scripts. Revenues from sales of Xyrem under our agreements with UCB and Valeant have not been material. The FDA has granted Xyrem orphan drug exclusivity in the U.S. for both excessive daytime sleepiness and cataplexy in patients with narcolepsy. This provides marketing exclusivity in the U.S. until July 2009 for the cataplexy indication and November 2012 for the excessive daytime sleepiness indication. In addition to orphan drug exclusivity, Xyrem is covered by two formulation patents that are listed in the FDA's approved drug products with therapeutic equivalence evaluation document, or Orange Book. The patents will expire in 2020. An additional process patent that covers the product is not listed in the Orange Book and expires in 2019.

Luvox CR (fluvoxamine maleate) Extended-Release Capsules. Revenues from sales of Luvox CR primarily represent product dispensed through prescriptions in the U.S. Luvox CR has three years of marketing exclusivity beginning on February 28, 2008, the date the product was approved by the FDA. In addition, a patent covering the orally administered formulation of extended-release fluvoxamine, requiring the release of fluvoxamine over a period of not less than 12 hours, was issued to Elan. In the U.S., the patent expires in 2020.

Antizol (fomepizole). Revenues from sales of Antizol in the U.S. primarily represent sales to pharmaceutical wholesalers. Antizol is stocked by hospitals for use in emergency rooms. Our sales of Antizol to distributors outside of the U.S. have not been material. In December 2007, a generic fomepizole product was introduced. In August 2008, we sold our rights to and interests in Antizol and Antizol-Vet, along with the associated product registrations, commercial inventory and trademarks, for $5.8 million and recorded a gain of $3.9 million.

Cystadane (betaine anhydrous). Revenues from sales of Cystadane in the U.S. primarily represent sales to pharmaceutical wholesalers. In March 2007, we sold our rights to Cystadane, along with the associated product registrations, commercial inventory and trademarks, for $9.0 million and recorded a gain of $5.1 million.

Royalties, Net

We receive royalties primarily from international distributors of our products, typically based on their net sales of our products. Royalties, net was $1.7 million, $1.2 million and $594,000 in the years ended December 31, 2008, 2007 and 2006, respectively. Although we do not expect royalty revenues to comprise a substantial portion of our revenues in the near future, we expect royalty revenues to increase as sales of Xyrem by UCB increase.

Contract Revenues

Almost all of our contract revenues relate to upfront or milestone payments received from UCB. UCB made nonrefundable milestone payments to us of $500,000 in June 2006, $2.0 million in March 2007 and $7.5 million in September 2007. These payments were all recognized as revenue when the respective milestone was achieved. In July 2008, we received a payment of $10.0 million, which is nonrefundable. We expect to recognize the payment as revenue in mid-2009 when the last patient has completed or withdrawn from our second Phase III pivotal clinical trial of sodium oxybate for the treatment of fibromyalgia.

In connection with the expansion of our agreement with UCB in 2006, UCB made an upfront payment of $5.0 million and subsequently an additional payment of $10.0 million upon exercise of its rights to develop and commercialize JZP-6 for the treatment of fibromyalgia. These payments are being recognized as revenue through 2019, the estimated performance period of the contract, which resulted in $1.1 million, $1.1 million and $463,000 of contract revenues during the years ended December 31, 2008, 2007 and 2006, respectively.

Significant Customers

The following table presents a summary of revenues from significant customers as a percentage of our total revenues:

	Year Ended December 31,		
	2008	**2007**	**2006**
Express Scripts	79%	59%	65%
UCB	*	18%	*
Cardinal Health	*	*	12%

* Less than 10% of our total revenues.

Research and Development Expenses

Conducting a significant amount of research and development has been central to our business model. Since our formation in 2003 through December 31, 2008, we incurred approximately $258.6 million in research and development expenses, of which $70.0 million was incurred in 2008. In the latter part of 2008, in order to preserve our cash resources, we significantly curtailed our investment in research and development programs other than JZP-6. We continue to spend significant amounts on Phase III clinical trials of our JZP-6 product candidate. Our ability to invest in research and development is dependent upon our obtaining additional cash resources.

Our research and development expenses consisted of expenses incurred in identifying, developing and testing our product candidates. These expenses consisted primarily of fees paid to contract research organizations and other third parties to assist us in managing, monitoring and analyzing our clinical trials, clinical trial costs paid to sites and investigators' fees, costs of non-clinical studies, including toxicity studies in animals, costs of contract manufacturing services, costs of materials used in clinical trials and non-clinical studies, fees paid to third parties for development candidates or drug delivery or formulation technologies that we have licensed, allocated expenses such as facilities and information technology that support our research and development activities, and related personnel expenses, including stock-based compensation. Research and development costs are expensed as incurred, including payments made under our license agreements for product candidates in development.

We designate development projects to which we have allocated significant research and development resources with the term "JZP" and a unique number. Earlier-stage development and product lifecycle extension projects are included in "Terminated and other projects" in the following table. Early product concept feasibility studies and other research activities are included in "R&D support" in the following table. The expenditures summarized in the following table reflect costs directly attributable to each development candidate and to our "Terminated and other projects." We do not allocate salaries, benefits or other indirect costs to our development candidates or "Terminated and other projects," but include these costs in "R&D support" in the following table. The following table summarizes our research and development expenses for the years ended December 31, 2008, 2007 and 2006 and for JZP projects currently under development and Luvox CR from project inception through December 31, 2008 (in thousands):

	Project Inception to December 31, 2008	Year Ended December 31,		
		2008	2007	2006
JZP-6	$72,424	$33,758	$24,457	$14,209
JZP-4	22,121	2,164	9,040	6,699
Luvox CR (1)	9,676	1,242	8,434	—
JZP-7	7,803	4,370	1,955	1,328
JZP-8	6,295	3,180	1,399	1,403
Terminated and other projects		4,416	2,349	17,562
R&D support		20,833	22,158	13,755
Total		$69,963	$69,792	$54,956

(1) Our research and development expenses for Luvox CR consisted primarily of expenses in connection with the scale-up for commercial manufacturing of Luvox CR, including the cost of inventory manufactured prior to FDA approval on February 28, 2008. Expenses subsequent to FDA approval were either expensed as part of cost of product sales as a period expense or capitalized in inventory. In 2007, expenses for Luvox CR also included a $2.0 million payment upon execution of a product license agreement.

The process of developing and obtaining FDA approval of products is costly and time consuming. Development activities and clinical trials can take years to complete, and failure can occur any time during the clinical trial process. Although we design our development programs to mitigate risk, the successful development of our product candidates is highly uncertain. Development timelines, probability of success and development costs vary widely among product candidates. As a result, we are unable to determine the time and completion costs related to the development of our product candidates or estimate when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates.

Critical Accounting Policies and Significant Estimates

Revenue Recognition

Revenues are recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. In evaluating arrangements with multiple elements we consider whether components of the arrangement represent separate units of accounting based upon whether certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. This evaluation requires subjective determinations and requires management to make judgments about the fair value of individual elements and whether such elements are separable from other aspects of the contractual relationship. The consideration received in such arrangements is allocated among the separate units of accounting based on their respective fair values when there is reliable evidence of fair value for all elements of the arrangement. If there is no evidence of fair value for all the elements of the arrangement, consideration is allocated based on the residual value method for the delivered elements. Under the residual method, the amount of revenues allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. The applicable revenue recognition criteria are applied to each of the separate units. Payments received in advance of work performed or milestones achieved are recorded as deferred revenues and recognized when the service is provided or the milestone is achieved, as applicable.

Product Sales, Net

Revenues from sales of Xyrem within the U.S. are recognized upon transfer of title, which occurs when Express Scripts removes product from our consigned inventory location at its facility for shipment to a patient.

Luvox CR was approved by the FDA for the treatment of obsessive compulsive disorder and social anxiety disorder and we shipped initial stocking orders to our wholesaler customers in the first quarter of 2008. We shipped and invoiced our wholesaler customers $8.4 million related to Luvox CR during 2008. Luvox CR is subject to rights of return six months prior to and up to twelve months after product expiration. During 2008, we could not reliably estimate expected returns of Luvox CR at the time of shipment and therefore recognized revenue when units were dispensed through prescriptions at which point the product is generally not subject to return. In order to estimate units dispensed, we purchased dispensing data from an independent prescription tracking service which we believed to be accurate and reliable and not subject to material adjustments. In 2008, we recorded revenue of $5.7 million related to Luvox CR, net of estimated wholesaler fees, discounts, chargebacks and rebates. As of December 31, 2008, we had recorded a deferred revenue liability related to shipments of Luvox CR of $944,000, which represents amounts paid by wholesaler customers in excess of revenue recognized, net of estimated wholesaler fees, discounts, chargebacks and certain rebates.

Revenues from sales of products within the U.S. are recorded net of estimated allowances for specialty distributor and wholesaler fees, prompt payment discounts, Medicaid rebates, government chargebacks and customer rebates. For Xyrem, due to the nature of the distribution system and our agreement with Express Scripts, and for Luvox CR, due to the way we recognized revenue in 2008, returns have been minimal. Calculating these items involves estimates and judgments based primarily on sales or invoice data and historical experience. Our allowances and adjustments to estimates for allowances have historically not been material.

Specialty Distributor and Wholesaler Fees. Express Scripts, our sole Xyrem distributor in the U.S., provides services such as collecting patient registry information, providing reimbursement support, providing nursing assistance, distributing educational materials and administering a patient co-payment rebate program. All fees we pay to Express Scripts other than reimbursement for the cost of freight are recorded as a reduction of Xyrem product sales and are based on actual invoices rather than estimates. The services Express Scripts performs increase as shipments increase and therefore our allowance related to these fees would generally increase in proportion to increases in sales. We recorded fees to Express Scripts of $2.3 million, $1.5 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Our service agreements with certain U.S. wholesaler customers require us to pay them fees. Wholesaler fees totaled $198,000, $147,000 and $203,000 for the years ended December 31, 2008, 2007 and 2006, respectively. These fees are generally calculated as a percentage of product sales and consequently they vary as product sales vary. In addition, these fees may increase if we modify our agreements with wholesalers or enter into agreements with additional wholesalers.

Prompt Payment Discounts. We offer Express Scripts and our U.S. wholesaler customers a 2% prompt payment discount as an incentive to remit payment within 30 days after the date of our invoice. In addition, we extended our prompt payment discount term to 90 days and offered an additional 5% discount on initial orders of Luvox CR placed in March 2008. Because Express Scripts and our U.S. wholesaler customers typically take the prompt payment discount, we accrue 100% of the prompt payment discounts when we recognize revenue on product sales. Adjustments to accrued prompt payment discounts have not been material and we do not anticipate that changes to estimates will have a material impact on product sales. We recorded prompt payment discounts of $1.4 million, $1.1 million and $880,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Medicaid Rebates. Our products are subject to state government-managed Medicaid programs under which rebates are provided to participating state governments. We record rebates to be provided through the Medicaid drug rebate program as a reduction of product sales when the product is sold. We pay rebates to states for all eligible units purchased under the Medicaid program based on a rebate per unit calculation, which is derived from our average manufacturer price. We determine our estimate of the Medicaid rebate accrual primarily based on historical experience regarding Medicaid rebates, as well as current and historical prescription activity and our current sales prices. We also examine the historical rebate trends and any expected changes to these trends. We adjust the accrual to reflect actual experience, expected changes in future prescription volumes and any changes in business circumstances or trends. Rebate amounts are generally invoiced quarterly in arrears and paid 30 days after they are invoiced. Based on our history of estimating Medicaid rebates, we do not anticipate that changes to our estimated allowance for Medicaid rebates for Xyrem and Luvox CR will have a material impact on their product sales, net. We recorded Medicaid rebates of $486,000, $263,000 and $229,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Chargebacks. Our products are subject to certain programs with federal government entities under which pricing on our products is extended below U.S. wholesaler list price to participating entities. For Xyrem product sales, the lower vendor price is identified prior to our billing of Express Scripts. For Luvox CR product sales, these entities purchase our products through U.S. wholesalers at the lower vendor price, and the U.S. wholesalers charge the difference between their acquisition cost and the lower vendor price back to us. We account for chargebacks by establishing an accrual in an amount equal to our estimate of chargeback claims. We determine our estimate of the chargebacks primarily based on historical experience regarding chargebacks and current contract prices under the vendor programs. We consider vendor payments and our claim processing time lag and adjust the accrual throughout each period to reflect actual experience and any changes in business circumstances or trends. Due to estimates and assumptions inherent in determining the amount of chargebacks, the actual amount of claims for chargebacks may be slightly different from our estimates. Based on our experience with chargebacks, we do not believe that a material change to our estimated allowance for chargebacks is reasonably likely or will have a material impact on Xyrem and Luvox CR product sales, net. Chargebacks from U.S. wholesalers of $220,000, $285,000 and $212,000 were recorded for the years ended December 31, 2008, 2007 and 2006, respectively.

Royalties, Net

We receive royalties from third parties based on sales of our products under licensing and distribution arrangements. For those arrangements where royalties are reasonably estimable, we recognize revenues based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material.

Contract Revenues

Nonrefundable fees where we have no continuing performance obligations are recognized as revenues when collection is reasonably assured. In situations where we have continuing performance obligations, nonrefundable fees are deferred and recognized ratably over our projected performance period. We recognize at-risk milestone payments, which are typically related to regulatory, commercial or other achievements by us or our licensees and distributors, as revenues when the milestone is accomplished and collection is reasonably assured. Refundable fees are deferred and recognized as revenues upon the later of when they become nonrefundable or when our performance obligations are completed.

UCB Agreement

In June 2006, we entered into an agreement with UCB that amended and restated a prior agreement between Orphan Medical and UCB. Under the terms of the agreement, UCB has the right to market Xyrem for the treatment of narcolepsy and JZP-6 for the treatment of fibromyalgia in 54 countries outside of the U.S. UCB made nonrefundable milestone payments to us of $500,000 in June 2006, $2.0 million in March 2007 and $7.5 million in September 2007. These payments were all recognized as revenue when the respective milestone was achieved. UCB also made an upfront payment of $5.0 million upon execution of the amended agreement in June 2006 and an additional payment of $10.0 million in August 2006 upon exercise of its rights to develop and commercialize JZP-6 for the treatment of fibromyalgia. We recognized contract revenues of $1.1 million, $1.1 million and $463,000 during the years ended December 31, 2008, 2007 and 2006, respectively related to these two upfront payments. The remaining $12.5 million was recorded as deferred revenues as of December 31, 2008 and is being recognized ratably through 2019, the expected performance period under the agreement. There has been no change in the expected performance period under our agreement with UCB since its establishment in 2006 at the time of the initial upfront payment.

We and UCB amended our agreement in July 2008. Under this amendment, UCB paid $10.0 million to us in July 2008 in lieu of a $7.5 million milestone payment which would have been due after the last patient completed or had withdrawn from our second Phase III pivotal clinical trial of JZP-6 for the treatment of fibromyalgia. Under the terms of the amendment, we are obligated to use commercially reasonable efforts to enroll at least 185 patients in the clinical trial from countries within the European Union, a milestone we achieved in December 2008. As of December 31, 2008, we deferred recognition of revenue related to the nonrefundable $10.0 million payment until the performance obligations under the original license and distribution agreement are met. We expect the last patient to have completed or withdrawn from our second Phase III pivotal clinical trial of JZP-6 for the treatment of fibromyalgia in the second quarter of 2009, at which point we expect to recognize the $10.0 million payment received as revenue.

The amended agreement requires UCB to make additional milestone payments of up to $131.0 million, of which up to $6.0 million relates specifically to Xyrem for the treatment of narcolepsy, up to $25.0 million relate to the development and approval of JZP-6 for the treatment of fibromyalgia and up to $100.0 million relate primarily to the commercialization of JZP-6 for the treatment of fibromyalgia as well as additional sales of Xyrem for the treatment of narcolepsy.

Goodwill and Intangible and Long-Lived Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. We have determined that we operate in a single segment and have a single reporting unit associated with the development and commercialization of pharmaceutical products. The annual test for goodwill impairment is a two-step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step indicates impairment, then in the second step, the loss is measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities. We test goodwill for impairment annually in October and when events or changes in circumstances, indicate that the carrying value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of developed technology, agreements not to compete and trademarks. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years. The estimated useful lives associated with other intangible assets are consistent with underlying agreements, or the estimated lives of the products. Once an intangible asset is fully amortized, the gross costs and accumulated amortization are removed from the consolidated balance sheet. We evaluate purchased intangibles and other long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

In January 2007, we licensed from Solvay the exclusive rights to market and distribute Luvox CR in the U.S. The approval for marketing by the FDA and the subsequent launch of the product in the first quarter of 2008 triggered milestone payments due to Solvay of $41.0 million. At that time, we believed that we would receive substantially all of the benefits of our rights over a period of five years from the date the product was approved by the FDA, and therefore we selected five years as the estimated useful life of the asset. The assumptions and forecasts used to estimate these cash flows and the useful life are extremely subjective and require a high degree of judgment.

The method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed. If that pattern cannot be reliably determined, a straight-line amortization method should be used. We do not believe we should pattern the amortization of the intangible asset using expected cash flows because they are inherently subjective and potentially unreliable and, in addition, cash flows are negative during the product launch period, which would result in periods where no amortization expense is recorded. We believe the rights we have purchased represent a consistent periodic economic benefit to us since we cannot use our right to sell Luvox CR more in one period than in any other and, accordingly, we are amortizing the asset on a straight-line basis.

As a result of lower sales of Luvox CR than we anticipated prior to launch, we evaluated the Luvox CR intangible asset for impairment in October 2008 and in December 2008. In our most recent analysis we determined that the remaining carrying value of the asset of $34.5 million exceeded the undiscounted future cash flows related to the product. As a result we estimated the fair value of the asset based on discounted cash flows to be $4.7 million and recorded an impairment charge of $29.8 million. In projecting future cash flows, the estimate that requires the most judgment relates to projected product net sales. We based our estimates of product net sales on the growth rate of the product in the latter part of 2008, among other factors. Selection of a risk appropriate discount rate also involves significant judgment particularly in the current financial environment, with the low availability and high cost of credit. We used a discount rate of 20% to estimate fair value, which is significantly higher than the discount rate we might have used in prior periods, due to the impact of the current financial crisis on the credit markets.

In December 2007, a generic fomepizole product was introduced and, as a result, we evaluated the intangible asset associated with Antizol for impairment and reduced the gross carrying amount and accumulated amortization of this intangible asset by $28.4 million and $8.2 million, respectively, which resulted in a $20.2 million intangible asset impairment charge. The fair value of this intangible asset was based on the discounted cash flows related to this intangible asset. The discounted cash flows were determined using the following key assumptions: (a) revised cash flow estimates and (b) a discount rate of 14%. The discount rate reflected our expectations of future cash flows related to Antizol and an appropriate risk premium.

As of December 31, 2008 we had recorded goodwill of $38.2 million and, subsequent to the Luvox CR impairment charge, intangible assets as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life
		(In thousands)		(In years)
Developed technology—Xyrem	$39,700	$14,670	$25,030	6.0
Developed technology—Luvox CR	4,700	—	4,700	4.8
Agreements not to compete	3,900	2,743	1,157	1.5
Trademarks	2,600	961	1,639	6.0
Amortizable intangible assets	$50,900	$18,374	$32,526	

Inventory Reserves

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method for all inventories. Our policy is to write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. During 2008, we recorded charges to cost of product sales related to Luvox CR totaling $4.2 million, which was composed of a reserve for inventory we judged to be in excess of expected requirements in the amount of $3.5 million and a $671,000 liability to a contract manufacturer for cancelled production orders. The estimate of excess quantities is subjective and primarily dependent on our estimates of future demand for the product. If our estimate of future demand is too high we may have to increase the reserve for excess inventory and record additional charges to cost of product sales.

Stock-Based Compensation

We account for stock-based compensation under the provisions of SFAS No. 123(R), *Share-Based Payment,* and have elected to use the Black-Scholes valuation model to calculate the fair value of stock options and are using the straight-line method to allocate compensation cost to reporting periods. During the years ended December 31, 2008, 2007 and 2006, the fair value of stock options granted was estimated using the Black-Scholes valuation model with the following assumptions:

	Year Ended December 31,		
	2008	2007	2006
Weighted-average volatility	60%	56%	61%
Weighted-average expected term (years)	6.1	6.1	6.0
Range of risk-free rates	2.7-3.4%	3.4-4.9%	4.6-5.1%
Expected dividend yield	0.0%	0.0%	0.0%

We have limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. As a result, for stock option grants made during the year ended December 31, 2008, the expected term was estimated using the short-cut method allowed under Securities and Exchange Commission Staff Accounting Bulletin No. 110 Share-Based Payment.

As there is limited trading history for our common stock, the expected stock price volatility for our common stock was estimated primarily by taking the median historic stock price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the specialty pharmaceutical industry similar in size, stage of life cycle and financial leverage. We placed some reliance on the volatility of our own stock based on its trading history since June 1, 2007. We did not rely on the implied volatilities of traded options in our industry peers' common stock, because either the term of those traded options was much shorter than the expected term of our stock option grants, or the volume of activity was relatively low.

We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data becomes available. The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of our stock option grants. The expected dividend assumption was based on our history and expectation of dividend payouts.

Prior to our initial public offering in June 2007, the fair value of our common stock, which is also an input to the Black-Scholes model, was determined by our board of directors with assistance from management. At two points in the year prior to our initial public offering the board of directors directed management to perform in-depth contemporaneous valuations of our common stock. Determining the fair value of the common stock of a private company involves a high degree of judgment and a number of different estimates.

The assumptions we used to estimate the fair value of grants under our employee stock purchase plan were similar to those used to estimate the fair value of stock option grants except that the expected term is based on the known expected term of the grants under the employee stock purchase plan and volatility is based on the implied volatility of our peer companies.

Accrued Expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated accrued expenses include the cost of marketing and promotional materials, contract service fees, such as amounts paid to clinical monitors, data management organizations, clinical research organizations and fees paid to contract manufacturers in conjunction with the production of clinical materials, and professional service fees, such as fees to lawyers and accountants. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided. The majority of our service providers invoice us in arrears for services performed. To the extent that we do not identify certain costs that have begun to be incurred or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often subject to our judgment. We make these judgments in accordance with the facts and circumstances known to us through our internal processes. Our internal processes require substantially all of our spending for services to be under contracts with our service providers and to be documented and tracked under internally-generated purchase orders based on designated spending authorizations. As of each balance sheet date, company personnel who are responsible for managing the contracts, and who are in contact with the outside service providers as to progress or stage of completion of the services and the agreed upon fee to be paid for such services, review current contracts and the related open purchase orders. We adjust for spending not already reflected in our accounting records in accordance with generally accepted accounting principles. To date, there have been no material differences between the amounts of expenses accrued at our balance sheet dates and the amount at which such expenses were subsequently invoiced. Although we do not expect our current estimates to be materially different when invoiced, our understanding of the status and timing of services provided relative to the actual timing and levels of service provided may vary and may result in adjustments in future periods.

Results of Operations

Comparison of Years Ended December 31, 2008 and 2007

	2008	2007	Increase/ (Decrease)	Increase/ (Decrease)
		(In thousands)		
Product sales, net	$ 64,637	$53,536	$ 11,101	21%
Royalties, net	1,739	1,156	583	50
Contract revenues	1,138	10,611	(9,473)	(89)
Cost of product sales	13,924	8,903	5,021	56
Research and development	69,963	69,792	171	0
Selling, general and administrative	111,401	78,540	32,861	42
Intangible asset amortization	12,828	9,217	3,611	39
Intangible asset impairment	29,763	20,160	9,603	48
Provision for government settlement	—	17,469	(17,469)	N/A(1)
Interest income	1,834	5,942	(4,108)	(69)
Interest expense	19,742	13,647	6,095	45
Other income	16	1,797	(1,781)	(99)
Gain on sale of product rights	3,918	5,860	(1,942)	(33)

(1) Comparison to prior period is not meaningful.

Form 10-K

Product Sales, Net

The increase in product sales, net in 2008 as compared to 2007 was primarily due to increases of $14.8 million in Xyrem sales and the launch of Luvox CR, offset by a decrease of $9.0 million in Antizol sales as a result of the sale of our product rights in August 2008. Half the increase in Xyrem sales was due to an increase in volumes, with the remainder due to net sales price increases. Prior to the sale of our rights to Antizol in August 2008, revenues from the product had declined substantially as compared with the same period in 2007 due to competition from generic products after the expiration of Antizol's orphan drug exclusivity period.

Royalties, Net

The increase in royalties, net in 2008 compared to 2007 was largely due to an increase in sales of Xyrem by UCB.

Contract Revenues

The decrease in contract revenues in 2008 compared to 2007 was primarily due to the absence of milestones under our agreement with UCB in 2008.

Cost of Product Sales

The increase in cost of product sales in 2008 as compared to 2007 was primarily related to $7.1 million of costs for Luvox CR, which was launched in 2008, offset by a decrease in cost of product sales related to Antizol of $2.0 million due to the sale of our Antizol product rights in August 2008. Xyrem cost of product sales in 2008 were flat as compared to 2007.

Research and Development Expenses

Higher research and development expenses in 2008 as compared to 2007 resulted primarily from higher expenditures on JZP-6, partially offset by lower research and development expenditures on Luvox CR incurred in the two months prior to approval of the product by the FDA in February 2008 and, to a lesser extent, lower expenditures on JZP-4 due to the reduction in activities related to the project. Expenditures on JZP-6 are expected to comprise substantially all of our research and development expenses in 2009, unless or until we are able to partner programs or obtain other financing to fund our other programs. As a result, research and development expenses will likely be significantly lower in 2009 than in 2008.

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses in 2008 as compared to 2007 was attributable to a number of factors, including:

- an increase in headcount and related salaries and benefits, primarily due to the expansion of our specialty sales force;
- an increase in product marketing spending in preparation for the launch of Luvox CR; and
- an increase in spending on activities related to supporting the sales force.

These factors were partially offset by a decrease in legal fees associated with our response to the U.S. Attorney's investigation of activities by Orphan Medical related to the promotion of Xyrem after we reached an agreement to settle that matter in 2007.

We expect selling, general and administrative expenses to decrease significantly during 2009, primarily due to a reduction in the number of employees as a result of our three reductions in force and lower marketing expenses.

Intangible Asset Amortization

Our intangible assets consist primarily of developed technology, agreements not to compete and trademarks and are amortized on a straight-line basis over their estimated useful lives. Amortization costs in 2008 were higher, as compared to 2007, as a result of amortization of Luvox CR intangible assets beginning in March 2008. We expect amortization expense to decrease in 2009 due to lower amortization of the Luvox CR intangible asset due to the impairment charged recorded in 2008.

Intangible Asset Impairment

The intangible asset impairment charges in 2008 and 2007 resulted from impairment charges recorded related to Luvox CR and Antizol, respectively.

Provision for Government Settlement

In April 2006, we and Orphan Medical received subpoenas from the U.S. Department of Justice in connection with the sale and marketing of Xyrem. In July 2007, we reached a comprehensive settlement with the U.S. government in connection with this matter and agreed to make payments totaling $20.0 million, including interest, over the next several years. We recorded a charge of $17.5 million in 2007, which represented the present value of these payments discounted at an interest rate of 4.6%.

Interest Income

The decrease in interest income in 2008 as compared to 2007 was primarily due to lower average cash balances in 2008 as compared to 2007.

Interest Expense

Interest expense relates primarily to interest on our senior secured notes, and, to a lesser extent, interest on our liability under a government settlement. Interest on the notes is comprised of the accretion of notes which were recorded at a discount related to warrants that were issued in conjunction with the notes, amortization of debt issuance costs and quarterly cash payments for interest. The increase in 2008 as compared to 2007 is primarily due to the additional $40.0 million aggregate principal amount senior secured notes issued in March 2008.

Other Income (Expense)

We recorded a benefit of $1.8 million in 2007 in other income (expense), net, to reflect changes in the fair value of a preferred stock warrant liability.

Gain on Sale of Product Rights

In August 2008, we sold our rights to and interests in Antizol and Antizol-Vet, along with the associated product registrations, commercial inventory and trademarks, for $5.8 million and recorded a gain of $3.9 million.

In March 2007, we sold our rights to Cystadane, along with the associated product registrations, commercial inventory and trademarks, for $9.0 million and recorded a gain of $5.1 million in 2007. In December 2007, we sold our rights to receive royalties on another product for $1.2 million and recorded a gain of $715,000.

Comparison of Years Ended December 31, 2007 and 2006

	2007	2006	Increase/ (Decrease)	Increase/ (Decrease)
		(In thousands)		
Product sales, net	$53,536	$43,299	$ 10,237	24%
Royalties, net	1,156	594	562	95
Contract revenues	10,611	963	9,648	1002
Cost of product sales	8,903	6,968	1,935	28
Research and development	69,792	54,956	14,836	27
Selling, general and administrative	78,540	51,384	27,156	53
Intangible asset amortization	9,217	9,600	(383)	(4)
Intangible asset impairment	20,160	—	20,160	N/A(1)
Provision for government settlement	17,469	—	17,469	N/A(1)
Interest income	5,942	2,307	3,635	158
Interest expense	13,647	14,129	(482)	(3)
Other income (expense)	1,797	(1,109)	2,906	N/A(1)
Gain on extinguishment of development financing obligation	—	31,592	(31,592)	N/A(1)
Gain on sale of product rights	5,860	—	5,860	N/A(1)

(1) No comparable data for prior period, or comparison to prior period is not meaningful.

Product Sales, Net

The increase in product sales, net in 2007 as compared to 2006 was primarily due to increases in Xyrem and Antizol sales which increased by $10.0 million and $1.3 million, respectively, offset by a decrease in Cystadane sales of $1.1 million. Most of the increase in Xyrem sales was due to an increase in volume of 20%, with the remainder due to net sales price increases. The increase in Antizol sales was primarily due to increases in the price we charged our wholesale customers for Antizol of 9.0% and 5.0% in August 2007 and November 2006, respectively. Sales of Cystadane decreased due to the sale of our rights to Cystadane in March 2007.

Royalties, Net

The increase in royalties, net in 2007 compared to 2006 was largely due to an increase in royalties on sales of Xyrem by UCB.

Contract Revenues

The increase in contract revenues in 2007 compared to 2006 was primarily due to a $7.5 million milestone payment from UCB triggered by enrollment of the 200th patient in the first phase III study in fibromyalgia in August 2007 and a $2.0 million milestone payment from UCB, triggered by regulatory approval of Xyrem in Europe for the treatment of narcolepsy with cataplexy in March 2007.

Cost of Product Sales

The increase in cost of product sales in 2007 as compared to 2006 was primarily due to the 24% increase in product sales, net, a charge of $485,000 recorded in December 2007 to write down Antizol inventory in excess of estimated requirements and an expense of $133,000 related to a failed production run of Antizol in 2007.

Research and Development Expenses

Higher research and development expenses in 2007 as compared to 2006 resulted from increased spending on development projects and increased headcount and related expenses. During 2007, a substantial portion of our research and development expenses were attributable to JZP-6, Luvox CR and JZP-4. Research and development expenses for Luvox CR included a $2.0 million payment to Solvay in January 2007 for the exclusive right to market and distribute Luvox CR in the U.S. under the terms of a product license agreement and $6.4 million of expenses in connection with the scale-up for commercial manufacturing, which includes $3.0 million for pre-launch inventory manufactured for, but in advance of, launch of the product. Research and development expenses in 2007 were partially offset by a benefit of $1.3 million as a result of a partial refund of a milestone payment we made to a third party related to a project that was terminated in 2005. During 2006, a substantial portion of our research and development expenses were attributable to a product candidate program that was terminated in 2006 and to JZP-6.

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses in 2007 as compared to 2006 was attributable to a number of factors, including:

- an increase in headcount and related salaries and benefits, primarily due to the expansion of our specialty sales force;
- an increase in product marketing spending, primarily in preparation for the launch of Luvox CR;
- an increase in spending on activities related to supporting the sales force; and
- an increase in medical affairs expenses, primarily related to investigator initiated sponsored research.

These factors were partially offset by a decrease in legal fees associated with our response to the U.S. Attorney's investigation of activities by Orphan Medical related to the promotion of Xyrem.

Intangible Asset Amortization

Our intangible assets consist primarily of developed technology, agreements not to compete and trademarks, all of which were recorded as a result of the acquisition of Orphan Medical in June 2005, and are amortized on a straight-line basis over their estimated useful lives. Amortization costs in 2007 were lower, as compared to 2006, as a result of the sale of our rights to Cystadane in March 2007.

Intangible Asset Impairment

The intangible asset impairment charge recorded in 2007 resulted from the introduction of generic competition for Antizol.

Provision for Government Settlement

The charge in 2007 represents the then present value of payments we are obligated to make under a settlement with the U.S. government.

Interest Income

The increase in interest income in 2007 as compared to 2006 was primarily due to higher average cash balances as a result of our initial public offering in June 2007.

Interest Expense

Interest expense in both 2007 and 2006 related primarily to interest on our senior secured notes. Interest in 2006 was higher than in 2007 due to interest expense of $1.1 million related to the financing of a product candidate in development in 2006. In June 2006, following the analysis of the results of a Phase III clinical trial, we decided to discontinue development of the product candidate and therefore did not accrue interest related to this financing subsequent to May 31, 2006.

Other Income (Expense)

We recorded a benefit of $1.8 million in 2007 and a charge of $1.1 million in 2006, in other income (expense), net, to reflect changes in the fair value of the preferred stock warrant liability. In June 2007, upon completion of our initial public offering, the liability was reclassified to stockholders' equity at its then fair value.

Gain on Extinguishment of Development Financing Obligation

In August 2005, we entered into an agreement with a third party under which the third party agreed to provide $30.0 million to fund a Phase III clinical trial of a product candidate then in development. We were obligated to repay the third party $37.5 million subject to, and conditioned upon, approval by the FDA to market the product in the U.S. In addition, we agreed to pay royalties at specified rates based on sales of the product within the U.S. Under that agreement, we received $15.0 million in 2005 and $15.0 million in 2006. In June 2006, following analysis of the results of the Phase III clinical trial, we notified the third party of our intention to discontinue development and not to seek product marketing approval from the FDA. As of the date we notified the third party of our intention to discontinue development, we had recorded $31.6 million for future possible payments as a liability on our balance sheet, of which $30.0 million related to principal and $1.6 million related to interest accrued using the effective interest method. As a result of our notification, and the subsequent formal termination of the contract in July 2006, we were not obligated to make any payments to the third party that otherwise would have been made upon regulatory approval, launch and commercialization, and we recorded a gain of $31.6 million in 2006 resulting from the extinguishment of liabilities related to this development financing.

Gain on Sale of Product Rights

In March 2007, we sold our rights to Cystadane, along with the associated product registrations, commercial inventory and trademarks, for $9.0 million and recorded a gain of $5.1 million. In December 2007, we sold our rights to receive royalties on another product for $1.2 million and recorded a gain of $715,000.

Liquidity and Capital Resources

Since our inception, we have incurred significant net losses and, as of December 31, 2008, we had cash, cash equivalents and marketable securities of $25.9 million (excluding restricted cash of $1.9 million).

We have reduced the net cash used in our operations by implementing three reductions in force in 2008 and focusing our efforts on our commercial products and JZP-6, and we are continuing to review our operations in order to identify additional measures to further reduce spending. In addition, we have negotiated changes in the terms of some of our liabilities. In February 2009, we amended our product license agreement with Solvay as a result of which the then existing $14.0 million current payment obligation, a $5.0 million obligation related to a milestone of uninterrupted supply of Luvox CR, which we expected would be met in April 2009 as well as the future royalty and other obligations were replaced with an obligation to pay a total of $19.0 million, of which $6.0 million is payable in 2009, $4.0 million is payable in 2010, $4.5 million is payable in 2011 and $5.0 million is payable in 2012. If we pay these amounts when due, the payment due in 2012 will decrease to $4.5 million. In addition, we agreed to pay Solvay $5.0 million in 2015 if net sales of Luvox CR have reached a cumulative amount of $100.0 million on or before December 31, 2014 and no AB-rated generic version of Luvox CR has been or is being sold in the U.S. as of December 31, 2014. In the first quarter of 2009, we entered into arrangements with various government entities to postpone until October 2009 criminal and civil payments (totaling $2.5 million) that otherwise would have been due in January 2009.

On December 31, 2008, we did not make the $4.5 million interest payment that was due to the holders of the Senior Notes. In early January, we received a notice of default on behalf of the holders of the Senior Notes. We are currently seeking a number of financing and strategic alternatives and are in discussions with the holders of the Senior Notes, including in particular LB I Group Inc., an affiliate of Lehman Brothers Holdings, Inc., which holds approximately 75% of the principal amount of the Senior Notes, with respect to our December 31, 2008 payment default and the status of the Senior Notes. There can be no assurance that we can reach such resolution, obtain sufficient financing or enter into other transactions to satisfy our Senior Note obligations in a timely manner, or at all. At any time, the holders of 50% or more of the principal amount of the Senior Notes can accelerate our obligations under the Senior Notes and require payment of the full principal amount of the Senior Notes, plus interest and a prepayment penalty. We do not have sufficient cash resources to pay the amount that would become payable in the event of an acceleration of the Senior Notes, and even if we could obtain additional financing, it is unlikely that we could obtain an amount sufficient to repay the Senior Notes in full.

The holders of the Senior Notes have a first priority security interest in all of our assets other than our inventory and accounts receivable and, in the event of an acceleration of our obligations and our failure to pay the amount that would then become due, the holders of the Senior Notes could seek to foreclose on our assets, as a result of which we would likely need to seek protection under the provisions of the U.S. Bankruptcy Code.

In that event, we could seek to reorganize our business, or we or a trustee appointed by the court could be required to liquidate our assets, In either of these events, whether the stockholders receive any value for their shares is highly uncertain. If we needed to liquidate our assets, we might realize significantly less from them than the value that could be obtained in a transaction outside of a bankruptcy proceeding. The funds resulting from the liquidation of our assets would be used first to pay off the debt owed to secured and unsecured creditors, including the holders of the Senior Notes, before any funds would be available to pay our stockholders. If we are required to liquidate under the federal bankruptcy laws, it is unlikely that stockholders would receive any value for their shares.

While we believe that our current cash resources, together with anticipated revenues from product sales, would be sufficient to fund our operations, they are not sufficient to fund both our operations and any payment of interest or repayment of principal on the Senior Notes. In addition, we have based this estimate on assumptions that may prove to be wrong, including assumptions with respect to the level of revenues from sales of Xyrem and Luvox CR, and we could exhaust our available financial resources sooner than we currently expect. The sufficiency of our current cash resources, and our need for additional capital and the timing thereof, will depend on many factors, including primarily the amount of revenues that we receive from sales of Xyrem and Luvox CR, as well as other factors set forth in Item 1A of this Annual Report on Form 10-K under the heading "*We have a history of net losses, which may continue for the next few years and, if we are to grow our business in the future, we will need to commit substantial resources which could increase the extent of any future losses.*"

In light of the circumstances described above, including our default under our Senior Notes and discussions with the noteholders, we are seeking to raise funds as soon as possible. We may seek to raise additional funds through collaborations, partnering arrangements, development financings, or public or private debt or equity financings. It is likely that the consent of the holders of the Senior Notes would be required for some of these capital raising transactions. We cannot assure you that the Senior Note holders would consent to any transactions that we might propose. Because the holders of the Senior Notes currently have a first priority security interest in our assets, they may be unwilling to consent to any transaction that limits their rights or impacts the protection of their security interest. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. Any additional equity financing would likely be substantially dilutive to our stockholders, particularly given the prices at which our common stock has been recently trading. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders. If we raise funds through collaborations, partnering arrangements, or development financings, we may be required to relinquish, on terms that are not favorable to us, rights to some of our products or product candidates that we would otherwise seek to develop or commercialize ourselves. The terms of future financings may restrict our ability to raise additional capital, which could delay or prevent the further development or commercialization of our products or product candidates. Our need to raise capital soon may require us to accept terms that may harm our business or be disadvantageous to our current stockholders, particularly in light of the current illiquidity and instability in the global financial markets.

If we are unable to raise sufficient additional funds when needed, we would be required to further reduce operating expenses by, among other things, curtailing significantly or delaying or eliminating part or all of our development programs, including JZP-6, and/or scaling back our commercial operations, or we may need to seek protection under the provisions of the U.S. Bankruptcy Code.

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Net cash used in operating activities	$(130,232)	$(81,091)	$(57,350)
Net cash provided by (used in) investing activities	(11,942)	5,337	(1,507)
Net cash provided by financing activities	64,132	99,751	117,191
Net increase (decrease) in cash and cash equivalents	$ (78,042)	$ 23,997	$ 58,334

In each of 2008, 2007 and 2006, net cash used in operating activities primarily reflected our net loss, adjusted for non-cash items including depreciation, amortization, impairment losses, losses on disposal of property, plant and equipment, non-cash interest expense, stock-based compensation, and changes in working capital and the provision for the government liability. In 2008 and 2007, operating cash outflows included $2.0 million and $1.0 million, respectively, paid to the government as part of our settlement.

Net cash provided by or used in investing activities in 2008 included $27.0 million paid to Solvay for the right to market Luvox CR, the purchase of property and equipment of $1.7 million, partially offset by the release of $12.0 million cash restricted under our previous senior secured note agreement, and proceeds of $5.8 million from the sale of our product rights to Antizol and Antizol-Vet. Net cash provided by investing activities in 2007 primarily included proceeds of $9.0 million from the sale of our rights to Cystadane, partially offset by purchases of property and equipment of $3.1 million and a net increase in the purchase, sale and maturity of short-term investments of $1.7 million. Net cash used in investing activities in 2006 primarily related to the purchase of property and equipment of $1.7 million.

Net cash provided by financing activities in 2008 related primarily to the sales of senior secured notes and warrants for net proceeds of $38.5 million and the issuance of common stock in a registered direct public offering of $24.5 million. Net cash provided by financing activities in 2007 related largely to the issuance of common stock in our initial public offering for net proceeds of $97.5 million. Net cash provided by financing activities in 2006 related primarily to issuances of preferred stock for net proceeds of $100.0 million and $15.0 million of funding under a development financing agreement.

Solvay License Agreement and Amendments

In February 2009, we amended our product license agreement with Solvay as a result of which the then existing $14.0 million current payment obligation, a $5.0 million obligation related to a milestone of uninterrupted supply of Luvox CR, which we expected would be met in April 2009 as well as the future royalty and other obligations were replaced with an obligation to pay a total of $19.0 million, of which $6.0 million is payable in 2009, $4.0 million is payable in 2010, $4.5 million is payable in 2011 and $5.0 million is payable in 2012. If we pay these amounts when due, the payment due in 2012 will decrease to $4.5 million. In addition, we agreed to pay Solvay $5.0 million in 2015 if net sales of Luvox CR have reached a cumulative amount of $100 million on or before December 31, 2014 and no AB-rated generic version of Luvox CR has been or is being sold in the U.S. as of December 31, 2014.

Senior Secured Notes

On March 17, 2008, JPIC sold $40.0 million aggregate principal amount of our Senior Notes pursuant to a new debt arrangement. As part of the transaction, we issued to the purchasers of these notes warrants to purchase a total of 562,192 shares of our common stock exercisable at an exercise price of $14.23 per share at any time until March 17, 2013. We paid an arrangement fee of $800,000 to LB I Group Inc. and incurred other expenses of $634,000 in connection with the transaction. The notes generally bear interest at 15% per annum, payable quarterly in arrears, and are due on June 24, 2011. In addition, on March 17, 2008, a total of $80.0 million aggregate principal amount of senior secured notes of Orphan Medical were exchanged for the same principal amount of new senior secured notes issued by JPIC pursuant to the debt arrangement described above at the same interest rate. In these transactions, we guaranteed the repayment obligations of JPIC and granted the note holders a security interest in all of our assets and those of our wholly-owned subsidiaries. We also agreed to restrictions on working capital borrowings, dividends and certain other payments. Under the terms of the debt agreement, we may borrow from other sources up to $15.0 million secured by our accounts receivable and inventory. JPIC may be required to redeem up to $30.0 million of the outstanding principal amount of senior secured notes if our annualized net product sales are less than $100.0 million and a generic version of Xyrem has been approved in the U.S. To date, no generic version of Xyrem has been approved.

In August 2008, JPIC paid certain holders of the senior secured notes $504,000 aggregate principal amount plus accrued interest as their pro rata share of the proceeds from the JPIC's sale of its rights to Antizol and Antizol-Vet and the principal amount was reduced accordingly. Under the terms of the agreement with the senior secured note holders, JPIC is obligated to pay the holders of the senior secured notes the proceeds from any future sale of the JPIC's rights to Xyrem, Luvox CR and JZP-6, if the holders so elect.

JPIC may, at its option, prepay some or all of the notes subject to a prepayment premium. The prepayment premium on the first $40.0 million principal amount is 10% of the principal repaid. The prepayment premium on any additional principal prepayment was 16.6% of the principal prepayment at December 31, 2008, and reduces ratably to zero on June 24, 2011. As a result of the default under the terms of the notes, JPIC could be required to prepay some or all of the notes, including the prepayment premium and effective December 31, 2008, interest accrues on the principal amount of the notes at an annual rate of 17% instead of 15%. We are not currently required to maintain a restricted cash balance under this arrangement. However, under the terms of the loan agreement, we expect that JPIC will be required to maintain a restricted cash balance equal to 15% of the then outstanding principal amount of notes after the quarter ending March 31, 2009. JPIC is unlikely to be able to restrict this amount of cash, particularly if we are unable to obtain additional funding.

Line of Credit

In May 2008, we amended our existing line of credit so that we may borrow up to 75% of eligible accounts receivable, up to a maximum of $15.0 million in borrowings, subject to certain other limitations. As of December 31, 2008, we owed $3.9 million, the maximum amount available for borrowing at that time under the line of credit, all of which was repaid in January 2009 in the ordinary course of business. Under the credit agreement, a commitment fee of $75,000 will become payable in May 2009. In addition, a minimum monthly interest of $14,000 and a collateral monitoring fee up to 0.15% per month on the outstanding principal amount are payable under the line of credit. We are subject to certain financial and operating covenants under the credit agreement. Because of our default under the Senior Notes, the bank will currently not make advances to us. The line of credit is still outstanding and borrowings could re-commence upon agreement with the bank.

Committed Equity Financing Facility

On May 7, 2008, we entered into the CEFF with Kingsbridge pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to $75.0 million of our common stock over a three year period starting June 19, 2008, subject to early termination in certain circumstances. In connection with the CEFF, we issued a warrant to Kingsbridge to purchase up to 220,000 shares of our common stock with an exercise price of $11.20 per share. The warrant is exercisable for a period of five years beginning six months after the date of issuance. Under the CEFF, the maximum number of shares that we may sell to Kingsbridge is 4,922,064 shares (exclusive of the shares underlying the warrant issued to Kingsbridge). Subject to certain conditions and limitations, from time to time under the CEFF, we may require Kingsbridge to purchase shares of our common stock at a price that is between 90% and 94% of the volume weighted average price on each trading day during an eight day pricing period. The maximum number of shares we may require Kingsbridge to purchase in any pricing period is, the greater of (i) 1.5% of our market capitalization at the time of the commencement of the pricing period or (ii) the lesser of (A) 3.0% of our market capitalization at the time of the commencement of the pricing period or (B) a number of shares determined by a formula based in part on the average trading volume and trading price of our common stock prior to the date of the draw down notice issued by us with respect to that pricing period; provided, however, that the shares we can require Kingsbridge to purchase in any pricing period cannot exceed an aggregate purchase price of $25 million. If the average price of our common stock is lower than $4.50 or declines more than 10% from the closing price on the trading day immediately prior to the start of a pricing period, we cannot draw under the CEFF during that pricing period for so long as the price remains below either of these thresholds. We filed a registration statement which became effective as of June 19, 2008 with respect to the resale of shares issuable pursuant to the CEFF and underlying the warrant, and the registration rights agreement requires us to maintain the effectiveness of the registration statement for up to two years following the termination of the common stock purchase agreement. If we fail to maintain the effectiveness of the registration statement or if we suspend the use of the registration statement, under certain circumstances we may be required to pay certain amounts to Kingsbridge (or issue to Kingsbridge additional shares of common stock in lieu of cash payment) as liquidated damages. We are not obligated to sell any of the $75.0 million of common stock available under the CEFF and there are no minimum commitments or minimum use penalties. The CEFF does not contain any restrictions on our operating activities, automatic pricing resets or minimum market volume restrictions. We have not drawn down funds and have not issued shares of our common stock under the CEFF, and, for so long as the average price of our common stock remains lower than $4.50, which our common stock has recently been trading well below, we will not be able to sell shares under the CEFF. Accordingly, we do not expect to utilize this financing facility in the near term.

Registered Direct Public Offering

On July 21, 2008, we completed a registered direct public offering of units consisting of an aggregate of 3,848,289 shares of common stock and warrants to purchase an aggregate of 1,731,724 shares of common stock at a public offering price of $6.75625 per unit for net proceeds of $24.5 million after deducting the placement agents' fees and other estimated offering expenses payable by us. The warrants are exercisable for $7.37 per share of common stock at any time on or after January 21, 2009 and prior to July 21, 2014.

UCB Agreement Amendment

On July 23, 2008, we entered into an amendment to our license and distribution agreement with UCB. Under the terms of the original license and distribution agreement with UCB, UCB was required to pay $7.5 million to us within 30 days after the last patient completed or had withdrawn from our second Phase III trial of sodium oxybate for the treatment of fibromyalgia which is ongoing. Under the terms of the amendment, a $10.0 million payment was made to us in July 2008 in lieu of the $7.5 million payment. UCB was entitled to a credit of $2.5 million against future royalties otherwise due under our license and distribution agreement if we did not enroll at least 185 patients in the clinical trials within the European Union, a milestone we achieved in December 2008. In addition, under the terms of the amendment, the notice period for UCB's right to terminate the entire license and distribution agreement without cause was reduced from 18 months to 12 months, and a provision was added permitting UCB to terminate its rights to sodium oxybate for the fibromyalgia indication on six-months' notice at any time prior to the receipt of marketing approval of sodium oxybate for fibromyalgia in the European Union.

Sale of Product Rights

In August 2008, we sold our rights to and interests in Antizol and Antizol-Vet for cash consideration of $5.5 million and we sold existing inventory, raw materials and work in process for cash consideration of $275,000. In connection with this transaction, we recognized a gain of $3.9 million.

Contractual Obligations

The following table reflects a summary of our contractual obligations as of December 31, 2008:

	Payments due by period				
Contractual Obligations(1)	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 years**
			(In thousands)		
Senior secured notes (2)	$123,977	$123,977	$ —	$ —	$—
Liability under government settlement (3)	17,000	2,500	6,000	8,500	—
Amounts due to Solvay (4)	14,000	14,000	—	—	—
Line of credit	3,875	3,875	—	—	—
Operating lease obligations (5)	3,366	1,820	1,545	1	—
Purchase obligations (6)	6,339	6,339	—	—	—
Total	$168,557	$152,511	$7,545	$8,501	$—

(1) Milestone payments and royalty payments under our license and collaboration agreements that we cannot, as of December 31, 2008, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur are not included in the table above.

(2) We are currently in default under the terms of our notes. As a result, the commitments shown in the table above represent the full principal amount of $119.5 million, plus the interest payment of $4.5 million that was due on December 31, 2008, as currently payable. In addition to the amounts shown in the table above we may owe a prepayment penalty and, effective January 1, 2009, interest accrues on the notes at a default interest rate of 17% of the principal amount rather than the 15% regular interest rate

(3) Under the terms of the settlement of the government investigation, if we are acquired, or in the event of an uncured default resulting from the failure to make payments when due, $3.7 million plus interest payable under the civil settlement agreement described in Note 7 of the notes to our financial statements could become due immediately, to the extent then unpaid. In addition, if in any calendar year our audited financial statements show net income, we would have to pay 50% of the net income shown in those financial statements within 30 days of their issuance, up to the remainder of the then remaining unpaid amount under

the civil settlement agreement. These additional payments would be applied to the payment schedule under the civil settlement agreement in reverse chronological order so that the amounts otherwise payable in 2012 would be paid first, then the amounts otherwise payable in 2011 and continuing in reverse order. Payments due under the civil settlement agreement that could be accelerated under these provisions are as follows: $537,000 otherwise payable in October 2009, $645,000 otherwise payable in January 2010, $645,000 otherwise payable in January 2011, and $1.8 million otherwise payable in January 2012.

(4) In February 2009, we amended our product license agreement with Solvay as a result of which the then existing $14.0 million current payment obligation, a $5.0 million obligation related to a milestone of uninterrupted supply of Luvox CR, which we expected would be met in April 2009 as well as the future royalty and other obligations were replaced with an obligation to pay a total of $19.0 million, of which $6.0 million is payable in 2009, $4.0 million is payable in 2010, $4.5 million is payable in 2011 and $5.0 million is payable in 2012. If we pay these amounts when due, the payment due in 2012 will decrease to $4.5 million. In addition, we agreed to pay Solvay $5.0 million in 2015 if net sales of Luvox CR have reached a cumulative amount of $100 million on or before December 31, 2014 and no AB-rated generic version of Luvox CR has been or is being sold in the U.S. as of December 31, 2014.

(5) Includes the minimum rental payments for our corporate office building and automobile lease payments for the sales force. In addition to the minimal rental payments on our office buildings we are obligated to pay for operating expenses for the lease property, which are not included in the table above.

(6) Consists of commitments to third party manufacturers of Xyrem and Luvox CR. Does not include obligations under contracts with a contract research organization that are not cancellable without the payment of liquidated damages of $7.6 million.

The table above reflects only payment obligations for development products that are fixed and determinable. We also have contractual payment obligations, the amount and timing of which are contingent upon future events. Amounts and estimated timing of significant payments related to licensing and other arrangements not included in the contractual obligations table above are as follows:

- In October 2004, we entered into an agreement with GlaxoSmithKline to acquire worldwide rights to the active pharmaceutical ingredient in JZP-4. We are currently conducting product formulation activities in preparation for initiation of a Phase II clinical program for JZP-4. Initiation of a Phase II program is subject to partnering or otherwise securing funding for this program. The agreement includes aggregate payments of $113.5 million upon the achievement of future development and commercial milestones and royalties at specified rates based on net product sales. These future payments include a $5.0 milestone payment due upon the enrollment of the first patient in a JZP-4 Phase II clinical trial.
- The FDA approval of Luvox CR included a commitment for two Phase IV clinical trials, one in adolescent patients with social anxiety disorder and one a long-term duration of effect study in patients with social anxiety disorder. We are in the process of planning these studies.

Related Parties

Prior to the issuance of the new notes on March 17, 2008, as described in Liquidity and Capital Resources above, LB I Group, an entity affiliated with Lehman Brothers Holdings Inc., purchased certain senior notes and warrants then outstanding, including certain senior notes and warrants held by an affiliate of Kohlberg Kravis Roberts & Co. L.P., a significant stockholder. Subsequent to the issuance of the new notes, LB I Group held notes with an aggregate principal amount of $89.5 million, warrants to purchase 479,853 shares of common stock excisable at $20.36 per share and warrants to purchase 470,836 shares of common stock exercisable at $14.23 per share. We paid LB I Group an arrangement fee of $800,000 in connection with the issuance of the new notes.

In connection with the sale of our rights to Antizol and Antizol-Vet to an unrelated third party and pursuant to the terms of the senior secured notes, we paid $327,000 to an entity affiliated with Kohlberg Kravis Roberts & Co. L.P. as partial prepayment of the outstanding principal of the senior secured note held by it.

In the registered direct public offering we completed in July 2008, a total of 60% of the investment was made by certain of our existing stockholders with which certain members of our board of directors are affiliated and/or associated; the remaining units were purchased by third party institutional investors on the same terms and conditions. Entities affiliated with KKR purchased 1,328,527 shares of common stock in this offering and warrants to purchase 597,837 shares of common stock exercisable at $7.37 per share through July 2014.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, or SFAS 141(R), and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, or SFAS 160. SFAS 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141(R) and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The effect of the adoption of SFAS 141(R) will depend upon the nature of any future business combinations we undertake.

In December 2007, the FASB issued EITF 07-1, Accounting for Collaborative Agreements, or EITF 07-1. EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements, which includes arrangements entered into regarding development and commercialization of products. It requires certain transactions between collaborators to be recorded in the income statement on either a gross or net basis when certain characteristics exist in the collaborative relationship. EITF 07-1 is effective for us beginning January 1, 2009. We are currently evaluating the effect that the adoption of EITF 07-1 will have on our results of operations and financial position.

In February 2008, the FASB issued Staff Position, or FSP No. 157-2 which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. FSP No. 157-2 is effective for us beginning January 1, 2009. We are currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities will have on our results of operations and financial position.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock, or EITF 07-05. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. We are currently evaluating the effect that the adoption of EITF 07-05 will have on our results of operations and financial position.

Off-Balance Sheet Arrangements

Since our inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is confined to our cash equivalents, marketable securities and restricted cash, all of which have maturities of less than one year and bear interest rates at fixed rates and are denominated in, and pay interest in, U.S. dollars. The fair value of items exposed to market risk was $26.7 million and $114.9 million as of December 31, 2008 and 2007, respectively. The goals of our investment policy are liquidity and capital preservation. We limit our credit and liquidity risks through our investment policy and through regular reviews of our portfolio against our policy. Our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including U.S. government agencies, corporate bonds, commercial paper and money market funds. Our cash equivalents, marketable securities and restricted cash as of December 31, 2008 and 2007 consisted primarily of obligations of U.S. government agencies, commercial paper and money market funds. The effect of a hypothetical change of ten percent in the average yield earned on our cash equivalents and short-term investments would have resulted in a change in our interest income of $183,000 for the year ended December 31, 2008. Since we typically invest in highly liquid, relatively low yield investments, we do not believe interest rate changes of greater than 10% would have a significant impact on us.

Our senior secured notes have fixed interest payments, and therefore our interest payments will not change if market interest rates change.

We have no operations outside the U.S., and almost all of our operating expenses and capital expenditures are denominated in U.S. dollars. Operating expense denominated in foreign currencies typically expose us to fluctuations in the rates between the U.S. dollar and the Canadian dollar, the Euro and Pounds Sterling. We receive royalties on certain net product sales that are denominated in other currencies, primarily in Euros, but these royalties comprise a small portion of our revenues. The effect of a hypothetical change of ten percent in the U.S. dollar exchange rate against all other currencies would have resulted in a change in our operating expenses of $230,000 for the year ended December 31, 2008.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and financial statement schedule as listed below are attached to this Annual Report on Form 10-K as pages F-1 through F-37.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have carried out an evaluation, under the supervision, and with the participation of, management including our principal executive officer and acting principal financial officer, of our disclosure controls and procedures (as defined in Rule 13a—15(e)) of the Securities Exchange Act of 1934, as amended, or Exchange Act) as of the end of the period covered by this annual report on Form 10–K. Based on their evaluation, our principal executive officer and acting principal financial officer concluded that, subject to the limitations described below, our disclosure controls and procedures were effective as of December 31, 2008.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within an organization have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our principal executive officer and acting principal financial officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of our disclosure control system were met. We continue to implement, improve and refine our disclosure controls and procedures and our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting occurred during our fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The following report is provided by management in respect of Jazz Pharmaceuticals' internal control over financial reporting (as defined in Rules 13a-15(f)and 15d-15(f) under the Exchange Act):

1. Jazz Pharmaceuticals' management is responsible for establishing and maintaining adequate internal control over financial reporting.

2. Jazz Pharmaceuticals management has used the Committee of Sponsoring Organizations of the Treadway Commission, or COSO framework to evaluate the effectiveness of internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of Jazz Pharmaceuticals' internal control over financial reporting, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of Jazz Pharmaceuticals' internal control over financial reporting are not omitted and is relevant to an evaluation of internal control over financial reporting.

3. Management has assessed the effectiveness of Jazz Pharmaceuticals' internal control over financial reporting as of December 31, 2008 and has concluded that such internal control over financial reporting was effective. There were no material weaknesses in internal control over financial reporting identified by management.

4. This annual report does not include an attestation report of Jazz Pharmaceuticals' registered public accounting firm regarding the effectiveness of Jazz Pharmaceuticals' internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit Jazz Pharmaceuticals to provide only management's report in this annual report.

Item 9B. Other Information

By a unanimous written consent, effective March 25, 2009, the Board of Directors of Jazz Pharmaceuticals, Inc. (the "Company") designated Joan Colligan as the Company's principal accounting officer and acting principal financial officer, effective immediately. Joan E. Colligan, age 58, has served as the Company's Controller since July 2004. From 2000 to 2004, she served as Controller for research and development at Alza Corporation. She received a B.S.C. and an M.B.A. from Santa Clara University.

Ms. Colligan's base salary in 2009 is $200,000. In January 2009, she was awarded 35,000 options with an exercise price of $1.25 which vest over the next three years. In 2008, Ms. Colligan's paid salary was $181,448 and she received a bonus in April 2008 related to her performance in 2007 of $20,631. In 2008, she was awarded 7,500 options with a fair value of $37,556. Ms. Colligan is also eligible to participate in the employee stock ownership plan.

Ms. Colligan's appointment as the Company's principal accounting officer and acting principal financial officer did not alter her existing compensatory arrangements with the Company, and no new plans, contracts or arrangements were entered into in connection with her appointment, nor were any grants or awards made to Ms. Colligan in connection with her appointment.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K since we intend to file our definitive proxy statement for our 2009 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information to be included in the proxy statement is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to our executive officers may be found under the caption, "Executive Officers of the Registrant" in Item 1 of this Annual Report on Form 10-K. The information required by this item relating to our directors and nominees for director may be found under the section entitled "Proposal 1—Election of Directors" in the proxy statement for our 2009 annual meeting of stockholders. The information required by this item relating to our audit committee, audit committee financial expert and procedures by which stockholders may recommend nominees to our board of directors, may be found under the section entitled "Corporate Governance and Board Matters" appearing in the proxy statement for our 2009 annual meeting of stockholders. Such information is incorporated herein by reference. Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, may be found under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in our proxy statement for our 2009 annual meeting of stockholders. Such information is incorporated herein by reference.

The Jazz Pharmaceuticals Code of Conduct applies to all officers, directors and employees, including our principal executive officer, acting principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available on our website at *www.jazzpharmaceuticals.com* under the section entitled "Company" at "Corporate Responsibility". Stockholders may request a free copy of the Code of Conduct by submitting a written request to Jazz Pharmaceuticals, Inc., Attention: Investor Relations, 3180 Porter Drive, Palo Alto, California 94304. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Item 11. Executive Compensation

The information required by this item is included in our proxy statement for our 2009 annual meeting of stockholders under the sections entitled "Executive Compensation," "Director Compensation," "Corporate Governance and Board Matters—Compensation Committee Interlocks and Insider Participation" and "Corporate Governance and Board Matters—Compensation Committee Report" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item relating to security ownership of certain beneficial owners and management is included in our proxy statement for our 2009 annual meeting of stockholders under the section entitled "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2007 Equity Incentive Plan	3,397,978	$16.32(1)	1,963,518(2)
2007 Employee Stock Purchase Plan	—		330,569(3)
2007 Non-Employee Directors Stock Option Plan	100,000	$10.30	121,052(4)
Equity compensation plans not approved by security holders:			
Directors Deferred Compensation Plan	42,688(5)		—(6)
Total	3,540,666		2,415,139

(1) The weighted average exercise price of outstanding options and rights under our 2007 Equity Incentive Plan, or the 2007 Plan, includes the effect of our grant of restricted stock units under the 2007 Plan, which restricted stock units were granted in consideration of services rendered to us and do not carry an exercise price. The weighted average exercise price of outstanding options and rights under the 2007 Plan was $16.59 after excluding the grant of the restricted stock units.

(2) As of December 31, 2008, an aggregate of 5,515,731 shares of common stock were reserved for issuance under the 2007 Plan, of which 1,963,518 remained available for future issuance. The number of shares reserved for issuance under the 2007 Plan includes shares subject to options originally granted under our 2003 Equity Incentive Plan. The number of shares reserved for issuance under the 2007 Plan automatically increases on each January 1, from January 1, 2008 through January 1, 2017, by the lesser of (a) 4.5% of the total number of shares of our common stock outstanding on December 31 of the preceding year or (b) 3,000,000 shares (or such lesser amount as may be approved by our Board of Directors). On January 1, 2009, the number of shares reserved for issuance under the 2007 Plan increased by 1,301,630 shares pursuant to this automatic share increase provision.

(3) As of December 31, 2008, an aggregate of 700,000 shares of common stock were reserved for issuance under our 2007 Employee Stock Purchase Plan, or the 2007 ESPP, of which 330,569 remained available for future issuance under the 2007 ESPP with up to a maximum of 150,000 shares that could be purchased in the current purchase period. It is expected that the actual shares purchased in the current purchase period will be substantially less. The number of shares reserved for issuance under the 2007 ESPP automatically increases on each January 1, from January 1, 2008 through January 1, 2017, by the lesser of (a) 1.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (b) 350,000 shares (or such lesser amount as may be approved by our Board of Directors). On January 1, 2009, the number of shares reserved for issuance under the 2007 ESPP increased by 350,000 shares pursuant to this automatic share increase provision.

(4) As of December 31, 2008, an aggregate of 266,583 shares of common stock were reserved for issuance under our 2007 Non-Employee Directors Stock Option Plan, or the 2007 Directors Plan, of which 121,052 remained available for future issuance. The number of shares remaining available for issuance under the 2007 Directors Plan as shown in the table above is reduced by the number of shares credited to our non-employee directors' stock accounts under our Director Deferred Compensation Plan, or the Directors

Deferred Plan. The number of shares reserved for issuance under the 2007 Directors Plan automatically increases on each January 1, from January 1, 2008 through January 1, 2017, by the sum of (a) the excess of (i) the number of shares of common stock subject to options granted during the preceding calendar year under the 2007 Directors Plan, over (ii) the number of shares added back to the share reserve under the 2007 Directors Plan during the preceding calendar year and (b) the aggregate number of shares credited to our non-employee directors' stock accounts under the Directors Deferred Plan (or such lesser amount as may be approved by our Board of Directors). In no event may the amount of any such annual increase exceed 200,000 shares. On January 1, 2009, the number of shares reserved for issuance under the 2007 Directors Plan increased by 78,948 shares pursuant to this automatic share increase provision.

(5) Represents shares credited to individual non-employee director stock accounts as of December 31, 2008 under the Directors Deferred Plan. There is no exercise price for these shares.

(6) Distributions in shares of our common stock under the Directors Deferred Plan are funded with the shares reserved under the 2007 Directors Plan. Accordingly, no shares are shown remaining available for issuance under the Directors Deferred Plan in the above table. The aggregate number of shares credited to our non-employee directors' stock accounts during a calendar year are automatically added to the share reserve under the 2007 Directors Plan on January 1st of the following year as set forth in note (4) above.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is included in our proxy statement for our 2009 annual meeting of stockholders under the sections entitled "Certain Relationships and Related Transactions" and "Corporate Governance and Board Matters—Independence of Jazz Pharmaceuticals' Board of Directors" and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the information included in our proxy statement for our 2009 annual meeting of stockholders under the section entitled "Proposal 2—Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K

1. *Index to Financial Statements:*

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

2. *Index to Financial Statement Schedules:*

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

3. *Exhibits—The following exhibits are included herein or incorporated herein by reference:*

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger dated as of April 18, 2005, by and among the Registrant, Twist Merger Sub, Inc. and Orphan Medical, Inc.(6)
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant.(1)
3.2	Amended and Restated Bylaws.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen Common Stock Certificate.(3)
4.3A	Third Amended and Restated Investor Rights Agreement, made effective as of June 6, 2007, by and between the Registrant and the other parties named therein.(4)
4.3B	Waiver and Amendment Agreement, dated as of March 12, 2008, by and between the Registrant and the other parties named therein.(12)
4.3C	Waiver and Amendment Agreement, dated as of May 7, 2008, by and between the Registrant and the other parties named therein.(13)
4.4A	Form of Series BB Preferred Stock Warrant of the Registrant.(5)
4.4B	Form of Series BB Preferred Stock Warrant of the Registrant, as amended.(12)
4.5A†	Senior Secured Note and Warrant Purchase Agreement, dated as of March 14, 2008, by and among the Registrant, JPI Commercial, LLC and the Purchasers named therein.(12)
4.5B	Form of Senior Secured Tranche A Note of JPI Commercial, LLC.(12)
4.5C	Form of Senior Secured Tranche B Note of JPI Commercial, LLC.(12)
4.5D	Form of Common Stock Warrant of the Registrant.(12)
4.5E†	Registration Rights Agreement, dated as of March 17, 2008, by and between the Registrant and the other parties named therein.(12)
4.6A	Warrant issued to Kingsbridge Capital Limited, dated May 7, 2008.(13)
4.6B	Registration Rights Agreement, dated as of May 7, 2008, by and between the Registrant and Kingsbridge Capital Limited.(13)
4.7	Form of Registered Direct Common Warrant.(15)

Exhibit Number	Description of Document
10.1+	Form of Indemnification Agreement between the Registrant and its officers and directors.(3)
10.2+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Bruce C. Cozadd.(6)
10.3+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Samuel R. Saks.(6)
10.4+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Robert M. Myers.(6)
10.5+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Matthew K. Fust.(6)
10.6+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Carol A. Gamble.(6)
10.7+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Janne L.T. Wissel.(6)
10.8+	Stock Purchase Agreement, dated as of September 24, 2004, by and between the Registrant and Alan Sebulsky.(6)
10.9+	Common Stock Purchase Agreement, dated as of March 20, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.10+	Stock Restriction Agreement, dated as of April 30, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.11+	Amendment to Stock Restriction Agreement, dated as of October 30, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.12+	Common Stock Purchase Agreement, dated as of October 30, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.13+	Common Stock Purchase Agreement, dated as of March 20, 2003, by and between the Registrant and Samuel R. Saks.(6)
10.14+	Stock Restriction Agreement, dated as of April 30, 2003, by and between the Registrant and Samuel R. Saks.(6)
10.15+	Amendment to Stock Restriction Agreement, dated as of October 30, 2003, by and between the Registrant and Samuel R. Saks.(6)
10.16+	Amended and Restated Stock Purchase Agreement, dated as of April 30, 2003, by and between the Registrant and Robert M. Myers.(6)
10.17+	Amendment No. 1 to Amended and Restated Stock Purchase Agreement, dated as of December 18, 2003, by and between the Registrant and Robert M. Myers.(6)
10.18+	Common Stock Purchase Agreement, dated as of January 9, 2004, by and between the Registrant and Robert M. Myers.(6)
10.19+	Amended and Restated Stock Purchase Agreement, dated as of April 30, 2003, by and between the Registrant and Matthew K. Fust.(6)
10.20+	Amended and Restated Stock Purchase Agreement, dated as of April 30, 2003, by and between the Registrant and Carol A. Gamble.(6)
10.21+	2003 Equity Incentive Plan, as amended.(3)

Exhibit Number	Description of Document
10.22+	Form of Option Exercise and Stock Purchase Agreement and Forms of Grant Notices under the 2003 Equity Incentive Plan.(3)
10.23+	2007 Equity Incentive Plan.(3)
10.24+	Form of Option Agreement and Form of Option Grant Notice under the 2007 Equity Incentive Plan.(7)
10.25+	2007 Non-Employee Directors Stock Option Plan.(3)
10.26+	Form of Stock Option Agreement and Form of Option Grant Notice under the 2007 Non-Employee Directors Stock Option Plan.(3)
10.27+	2007 Employee Stock Purchase Plan.(3)
10.28+	Form of 2007 Employee Stock Purchase Plan Offering Document.(3)
10.29+	Jazz Pharmaceuticals, Inc. Cash Bonus Plan.(6)
10.30†	Asset Purchase Agreement, dated as of October 4, 2004, by and among the Registrant, Glaxo Group Limited and SmithKline Beecham Corporation dba GlaxoSmithKline.(8)
10.31	Sodium Gamma Hydroxybutyrate Development and Supply Agreement, dated as of November 6, 1996, by and between Orphan Medical, Inc. and Lonza, Inc.(7)
10.32	Amendment No. 1 to Sodium Gamma Hydroxybutyrate Development and Supply Agreement, dated as of February 7, 2005, by and between Orphan Medical, Inc. and Lonza, Inc.(7)
10.33†	Amended and Restated Services Agreement, dated as of May 31, 2005, by and between Orphan Medical, Inc. and Express Scripts Specialty Distribution Services, Inc.(9)
10.34†	Consent and Addendum to Amended and Restated Master Services Agreement, dated as of June 1, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(9)
10.35†	Addendum No. 2 to Amended and Restated Master Services Agreement, dated as of June 22, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(9)
10.36†	Addendum No. 3 to Amended and Restated Master Services Agreement, dated as of August 17, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(9)
10.41†	Amended and Restated Xyrem License and Distribution Agreement, dated as of June 30, 2006, by and between the Registrant and UCB Pharma Limited.(8)
10.42†	License Agreement, dated as of January 31, 2007, by and between the Registrant and Solvay Pharmaceuticals, Inc.(8)
10.43	Supply Agreement, dated as of January 31, 2007, by and between the Registrant and Solvay Pharmaceuticals, Inc.(7)
10.44	Trademark License Agreement, dated as of January 31, 2007, by and between the Registrant and Solvay Pharmaceuticals, Inc.(7)
10.45	Assignment, Assumption and Consent, dated as of January 31, 2007, by and among the Registrant, Solvay Pharmaceuticals, Inc. and Elan Pharma International Limited.(9)
10.46†	License Agreement, dated as of December 22, 1997, by and between Solvay Pharmaceuticals, Inc. and Elan Corporation, plc.(8)
10.47†	Amendment to License Agreement, dated as of March 1, 1999, by and between Solvay Pharmaceuticals, Inc. and Elan Corporation, plc.(9)

Exhibit Number	Description of Document
10.48†	Letter Amendment No. 2 to License Agreement, dated April 13, 2000, by and between Solvay Pharmaceuticals, Inc and Elan Pharmaceutical Technologies.(9)
10.49†	Amendment Agreement No. 3 to License Agreement, dated as of November 7, 2006, by and between Solvay Pharmaceuticals, Inc. and Elan Corporation plc.(8)
10.50†	Xyrem Manufacturing Services and Supply Agreement, dated as of March 13, 2007, by and between the Registrant and Patheon Pharmaceuticals, Inc.(8)
10.51†	Quality Agreement, dated as of March 13, 2007, by and between the Registrant and Patheon Pharmaceuticals, Inc.(9)
10.52	Commercial Lease, dated as of June 2, 2004, by and between the Registrant and The Board of Trustees of the Leland Stanford Junior University.(9)
10.53	Sublease Agreement, dated as of February 25, 2007, by and between Xerox Corporation and the Registrant.(9)
10.54	Amendment No. 2 to Sodium Gamma Hydroxybutyrate Development and Supply Agreement, dated as of March 30, 2007, by and between Registrant and Lonza, Inc.(7)
10.55+	Directors Deferred Compensation Plan.(3)
10.56+	Non-Employee Director Compensation Arrangements, as modified on August 14, 2008.(18)
10.57A	Civil Settlement Agreement, dated July 13, 2007, among the United States of America acting through the entities named therein, the Registrant and Orphan Medical, Inc.(10)
10.57B	Non-Prosecution Agreement, dated July 13, 2007, between the United States Attorney's Office for the Eastern District of New York and the Registrant.(10)
10.57C	Plea Agreement, dated July 13, 2007, between the United States Attorney for the Eastern District of New York and Orphan Medical, Inc.(10)
10.57D	Corporate Integrity Agreement, dated July 13, 2007, between the Office of Inspector General of the Department of Health and Human Services and the Registrant.(10)
10.58+	Amended Executive Change in Control and Severance Benefit Plan.(1)
10.59+	Form of Amendment to Employment Agreement, by and between the Registrant and each of Bruce Cozadd, Samuel Saks, M.D., Robert Myers, Matthew Fust, Carol Gamble and Janne Wissel.(1)
10.60+	Form of Letter, amending outstanding options granted under the Registrant's 2003 Equity Incentive Plan.(1)
10.62+	Amendment No. 2 to Employment Agreement, effective on September 1, 2007, by and between the Registrant and Bruce C. Cozadd.(11)
10.63†	Addendum No. 4 to Amended and Restated Master Services Agreement, dated as of July 6, 2007, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(11)
10.64+	Form of Restricted Stock Unit Award under the Registrant's 2007 Equity Incentive Plan.(11)
10.65+	Non-Employee Director Compensation Arrangements, as modified on December 18, 2007.(12)
10.66†	Amendment Number 4 to Development, License and Supply Agreement, dated as of October 26, 2007, by and between the Registrant and Elan Pharma International, Inc.(12)
10.67†	Addendum No. 5 to Amended and Restated Master Services Agreement, dated as of October 5, 2007, by and among the Registrant, Express Scripts Specialty Distribution Services, Inc. and Orphan Medical, Inc.(12)

Form 10-K

Exhibit Number	Description of Document
10.68	Amendment No. 1 to Amended and Restated Xyrem License and Distribution Agreement, dated as of December 21, 2007, by and between the Registrant and UCB Pharma Limited.(12)
10.69†	Amendment No. 1 to License Agreement, dated as of March 12, 2008, by and between the Registrant and Solvay Pharmaceuticals, Inc.(12)
10.70	Common Stock Purchase Agreement, dated as of May 7, 2008, by and between the Registrant and Kingsbridge Capital Limited.(13)
10.71+	Amended Jazz Pharmaceuticals, Inc. Cash Bonus Plan.(14)
10.72+	2008 Executive Officer Compensation Arrangements.(14)
10.73+	Form of Stock Award Grant Notice and Stock Award Agreement under the Registrant's 2007 Equity Incentive Plan.(14)
10.74†	Master Services Agreement dated May 6, 2008, by and between the Registrant and CuraScript, Inc.(14)
10.75	Amendment No. 2 to Amended and Restated Xyrem License and Distribution Agreement, dated July 23, 2008, by and between the Registrant and UCB Pharma Limited.(16)
10.76	Antizol® Product Rights Acquisition Agreement, dated as of August 1, 2008, by and among the Registrant, JPI Commercial, LLC, Paladin Labs (Barbados) Inc., and Paladin Labs (USA) Inc.(17)
10.77†	Amendment No. 2 to License Agreement, dated as of October 17, 2008, by and between JPI Commercial, LLC and Solvay Pharmaceuticals, Inc.(18)
10.78	Amendment No. 3 to License Agreement, dated as of December 19, 2008, by and between JPI Commercial, LLC and Solvay Pharmaceuticals, Inc.
10.79	Amendment No. 4 to License Agreement, dated as of February 5, 2009, by and between JPI Commercial, LLC and Solvay Pharmaceuticals, Inc.
10.80+	Directors Deferred Compensation Plan, as amended.
10.81+	Amended and Restated Executive Change in Control and Severance Benefit Plan.
10.82	Revision of Payment Terms of the Plea Agreement dated as of July 17, 2007 between the U.S. Attorney for the Eastern District of New York and Orphan Medical, Inc.
10.83	Amendment to Settlement Agreement, signed by the Company on February 6, 2009, among the United States of America acting through the entities named therein, the Registrant and Orphan Medical, Inc.
10.84	Form of Registered Direct Subscription Agreement.(19)
12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page hereto).
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Acting Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certifications of Chief Executive Officer and Acting Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

+ Indicates management contract or compensatory plan.

Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

† Confidential treatment has been granted for portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended June 30, 2007, as filed with the SEC on August 10, 2007.

(2) Incorporated herein by reference to Exhibit 3.4 to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 17, 2007.

(3) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 17, 2007.

(4) Incorporated herein by reference to Exhibit 4.3 to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended June 30, 2007, as filed with the SEC on August 10, 2007.

(5) Incorporated by reference to Exhibit 4.6 to the Registrant's registration statement on Form S-1 (File No. 333-141164), as filed with the SEC on March 9, 2007.

(6) Incorporated by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1 (File No. 333-141164), as filed with the SEC on March 9, 2007.

(7) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 24, 2007.

(8) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 31, 2007.

(9) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on March 27, 2007.

(10) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K, filed with the SEC on July 18, 2007.

(11) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended September 30, 2007, as filed with the SEC on November 9, 2007.

(12) Incorporated herein by reference to the same numbered exhibit to the Registrant's annual report on Form 10-K (File No. 001-33500) for the period ended December 31, 2007, as filed with the SEC on March 31, 2008.

(13) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on May 9, 2008.

(14) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended March 31, 2008, as filed with the SEC on May 15, 2008.

(15) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on July 16, 2008.

(16) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on July 24, 2008.

(17) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on August 6, 2008.

(18) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended September 30, 2008, as filed with the SEC on November 14, 2008.

(19) Incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on July 16, 2008.

* The certifications attached as Exhibit 32.1 accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jazz Pharmaceuticals, Inc.
(Registrant)

Date: March 26, 2009

/s/ SAMUEL R. SAKS, M.D.

Samuel R. Saks, M.D.
Chief Executive Officer and Director
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Samuel R. Saks, M.D. and Carol A. Gamble, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him, and in his name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below:

Signature	Title	Date
/s/ SAMUEL R. SAKS, M.D. **Samuel R. Saks, M.D.**	Chief Executive Officer and Director *(Principal Executive Officer)*	March 26, 2009
/s/ JOAN E. COLLIGAN **Joan E. Colligan**	Controller *(Principal Accounting Officer and Acting Principal Financial Officer)*	March 26, 2009
/s/ E. ALEXANDER ALBERT **E. Alexander Albert**	Director	March 26, 2009
/s/ SAMUEL D. COLELLA **Samuel D. Colella**	Director	March 26, 2009
/s/ BRUCE C. COZADD **Bruce C. Cozadd**	Director	March 26, 2009
/s/ BRYAN C. CRESSEY **Bryan C. Cressey**	Director	March 26, 2009
/s/ MICHAEL W. MICHELSON **Michael W. Michelson**	Director	March 26, 2009
/s/ JAMES C. MOMTAZEE **James C. Momtazee**	Director	March 26, 2009
/s/ KENNETH W. O'KEEFE **Kenneth W. O'Keefe**	Director	March 26, 2009
/s/ ALAN M. SEBULSKY **Alan M. Sebulsky**	Director	March 26, 2009
/s/ JAMES B. TANANBAUM, M.D. **James B. Tananbaum, M.D.**	Director	March 26, 2009
/s/ NATHANIEL M. ZILKHA **Nathaniel M. Zilkha**	Director	March 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jazz Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Jazz Pharmaceuticals, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jazz Pharmaceuticals, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Jazz Pharmaceuticals Inc.'s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters also are described in Note 2. The 2008 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Palo Alto, California
March 26, 2009

JAZZ PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,903	$ 102,945
Restricted cash	1,913	1,939
Marketable securities	1,004	—
Accounts receivable, net of allowances of $176 and $218 at December 31, 2008 and 2007, respectively	6,643	5,389
Inventories	4,788	2,213
Prepaid expenses	2,366	3,224
Other current assets	2,382	381
Total current assets	43,999	116,091
Property and equipment, net	2,514	3,941
Intangible assets, net	32,526	36,040
Goodwill	38,213	38,213
Long-term restricted cash and investments	—	12,000
Other long-term assets	246	1,269
Total assets	$ 117,498	$ 207,554
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Line of credit	$ 3,875	$ 3,459
Senior secured notes (including $95,548 pertaining to related parties at December 31, 2008)	118,534	—
Accounts payable	5,736	2,856
Accrued liabilities	19,024	29,047
Purchased product rights liability	14,000	—
Deferred revenue	12,322	1,494
Total current liabilities	173,491	36,856
Non-current portion of deferred revenue	11,330	12,468
Liability under government settlement	13,063	14,881
Senior secured notes (including $52,581 pertaining to related parties at December 31, 2007)	—	75,116
Commitments and contingencies (Note 7)		
Common stock subject to repurchase	12,492	13,241
Stockholders' equity (deficit):		
Preferred stock, $0.0001 par value; 20,000,000 shares authorized at December 31, 2008 and 2007; no shares issued and outstanding at December 31, 2008 and 2007, respectively	—	—
Common stock, $0.0001 par value; 150,000,000 shares authorized at December 31, 2008 and 2007; 28,925,117 and 24,620,829 shares issued and outstanding at December 31, 2008 and 2007, respectively	3	2
Additional paid-in capital	407,923	371,440
Accumulated other comprehensive income	4	19
Accumulated deficit	(500,808)	(316,469)
Total stockholders' equity (deficit)	(92,878)	54,992
Total liabilities and stockholders' equity (deficit)	$ 117,498	$ 207,554

The accompanying notes are an integral part of these financial statements.

JAZZ PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2008	2007	2006
Revenues:			
Product sales, net	$ 64,637	$ 53,536	$ 43,299
Royalties, net	1,739	1,156	594
Contract revenues	1,138	10,611	963
Total revenues	67,514	65,303	44,856
Operating expenses:			
Cost of product sales (excluding amortization and impairment of acquired developed technology)	13,924	8,903	6,968
Research and development	69,963	69,792	54,956
Selling, general and administrative	111,401	78,540	51,384
Intangible asset amortization	12,828	9,217	9,600
Intangible asset impairment	29,763	20,160	—
Provision for government settlement	—	17,469	—
Total operating expenses	237,879	204,081	122,908
Loss from operations	(170,365)	(138,778)	(78,052)
Interest income	1,834	5,942	2,307
Interest expense (including $15,082, $9,193 and $9,024 for the years ended December 31, 2008, 2007 and 2006, respectively, pertaining to related parties)	(19,742)	(13,647)	(14,129)
Other income (expense)	16	1,797	(1,109)
Gain on extinguishment of development financing obligation	—	—	31,592
Gain on sale of product rights	3,918	5,860	—
Net loss	(184,339)	(138,826)	(59,391)
Beneficial conversion feature	—	—	(21,920)
Loss attributable to common stockholders	$(184,339)	$(138,826)	$ (81,311)
Loss per share attributable to common stockholders, basic and diluted	$ (7.19)	$ (10.04)	$(6,254.69)
Weighted-average common shares used in computing loss per share attributable to common stockholders, basic and diluted	25,646	13,829	13

The accompanying notes are an integral part of these financial statements.

JAZZ PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at January 1, 2006	617,974	$—	$ —	$ 4	$(118,252)	$(118,248)
Lapse of repurchase rights to shares issued under restricted stock purchase agreements	—	—	53	—	—	53
Vesting of common stock subject to repurchase	—	—	(2,226)	—		(2,226)
Issuance of Series B convertible preferred stock for cash	—	—	—	—	—	—
Issuance of Series B Prime convertible preferred stock for cash	—	—	—	—	—	—
Issuance of common stock for cash upon exercise of stock options	6,012	—	10	—	—	10
Stock-based compensation	—	—	3,498	—	—	3,498
Beneficial conversion feature - deemed dividend on issuance of Series B preferred stock	—	—	21,920	—	—	21,920
Beneficial conversion feature	—	—	(21,920)	—	—	(21,920)
Comprehensive loss:						
Net loss	—	—	—	—	(59,391)	(59,391)
Unrealized gain on available-for-sale securities	—	—	—	8	—	8
Comprehensive loss						(59,383)
Balance at December 31, 2006	623,986	—	1,335	12	(177,643)	(176,296)
Lapse of repurchase rights to shares issued under restricted stock purchase agreements	—	—	50	—	—	50
Vesting of common stock subject to repurchase	—	—	(834)	—	—	(834)
Conversion of convertible preferred stock to common stock and common stock subject to repurchase upon initial public offering	17,921,551	2	259,646	—	—	259,648
Conversion of preferred stock warrant liability to equity upon initial public offering	—	—	6,675	—	—	6,675
Issuance of common stock for cash upon initial public offering net of issuance costs	6,000,000	—	97,488	—	—	97,488
Stock issuable under directors deferred compensation plan	—	—	211	—	—	211
Issuance of common stock for cash upon exercise of stock options	5,617	—	77	—	—	77
Issuance of common stock for cash under employee stock purchase plan	69,675	—	918	—	—	918
Stock-based compensation	—	—	5,874	—	—	5,874
Comprehensive loss:						
Net loss	—	—	—	—	(138,826)	(138,826)
Unrealized gain on available-for-sale securities	—	—	—	7	—	7
Comprehensive loss						(138,819)
Balance at December 31, 2007	24,620,829	$ 2	$371,440	$ 19	$(316,469)	$ 54,992

JAZZ PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)—(Continued)

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Compre-hensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at December 31, 2007	24,620,829	$ 2	$371,440	$ 19	$(316,469)	$ 54,992
Lapse of repurchase rights to shares issued under restricted stock purchase agreements	—	—	30	—	—	30
Warrants to purchase common stock issued in conjunction with senior secured notes	—	—	1,928	—	—	1,928
Stock issued/issuable under directors deferred compensation plan	2,843	—	237	—	—	237
Issuance of common stock upon exercise of stock options for cash & restricted stock units	153,400	—	1,001	—	—	1,001
Issuance of common stock for cash under employee stock purchase plan	299,756	—	1,166	—	—	1,166
Issuance of common stock and warrants for cash upon registered direct public offering, net of issuance costs	3,848,289	1	24,513	—	—	24,514
Stock-based compensation	—	—	6,859	—	—	6,859
Conversion of common stock subject to repurchase to common stock	—	—	749	—	—	749
Comprehensive loss:						
Net loss	—	—	—	—	(184,339)	(184,339)
Unrealized loss on available-for-sale securities	—	—	—	(15)	—	(15)
Comprehensive loss						(184,354)
Balance at December 31, 2008	28,925,117	$ 3	$407,923	$ 4	$(500,808)	$ (92,878)

Form 10-K

The accompanying notes are an integral part of these financial statements.

JAZZ PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2008	2007	2006
Operating activities			
Net loss	$(184,339)	$(138,826)	$ (59,391)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	2,198	1,309	710
Amortization of intangible assets	12,828	9,217	9,600
Intangible asset impairment	29,763	20,160	—
Loss on disposal of property and equipment	968	6	481
Fair value adjustment to acquired finished goods	—	54	775
Non-cash interest expense	2,060	1,132	949
Revaluation of preferred stock warrant liability	—	(1,846)	1,092
Stock-based compensation expense	8,106	6,060	3,480
Interest on development financing	—	—	1,147
Gain on extinguishment of development financing	—	—	(31,592)
Gain on sale of product rights	(3,918)	(5,860)	—
Changes in assets and liabilities:			
Accounts receivable	(1,254)	(250)	(1,783)
Inventories	(2,634)	459	(521)
Prepaid expenses and other current assets	691	329	(473)
Other assets	(80)	(14)	323
Accounts payable	2,880	(2,587)	657
Accrued liabilities	(5,373)	15,843	2,492
Deferred revenue	9,690	(955)	14,917
Deferred rent	—	(203)	(213)
Provision for government settlement	(1,818)	14,881	—
Net cash used in operating activities	(130,232)	(81,091)	(57,350)
Investing activities			
Purchases of property and equipment	(1,739)	(3,149)	(1,682)
Proceeds from sale of property and equipment	—	—	150
Purchase of product rights	(27,000)	—	—
Decrease (increase) in restricted cash and investments	12,026	(1,664)	25
Transfer of restricted cash to marketable securities	(4,440)	—	—
Purchases of marketable securities	—	(10,848)	(1,705)
Proceeds from maturities of marketable securities	3,436	10,848	—
Proceeds from maturities of long-term restricted cash equivalents	—	—	1,705
Proceeds from sale of product rights	5,775	10,150	—
Net cash (used in) provided by investing activities	(11,942)	5,337	(1,507)
Financing activities			
Proceeds from issuances of convertible preferred stock, net of issuance costs	—	—	99,990
Proceeds from employee stock purchases and exercise of stock options	1,168	995	10
Proceeds from public offerings, net of issuance costs	24,514	97,488	—
Proceeds from line of credit	416	1,268	2,191
Proceeds from sale of senior secured notes and warrants, net of issuance costs (including $32,146 from related parties)	38,538	—	—
Repayment of senior secured notes (including $327 paid to related parties)	(504)	—	—
Proceeds from development financing	—	—	15,000
Net cash provided by financing activities	64,132	99,751	117,191
Net (decrease) increase in cash and cash equivalents	(78,042)	23,997	58,334
Cash and cash equivalents, at beginning of period	102,945	78,948	20,614
Cash and cash equivalents, at end of period	$ 24,903	$ 102,945	$ 78,948
Supplemental disclosure of cash flow information:			
Cash paid for interest (including $9,804, $8,400 and $8,363 for the years ended December 31, 2008, 2007 and 2006, respectively, paid to related parties)	$ 12,802	$ 12,000	$ 12,000
Supplemental disclosure of non-cash investing and financing activities:			
Liability for purchase of product rights	$ 14,000	$ —	$ —
Warrants to purchase common stock issued in conjunction with registered direct public offering	$ 6,400	$ —	$ —
Warrants to purchase common stock issued in conjunction with senior secured notes	$ 2,000	$ —	$ —
Warrants to purchase common stock issued in conjunction with equity financing facility	$ 850	$ —	$ —
Beneficial conversion feature—deemed dividend attributable to preferred stockholders	$ —	$ —	$ 21,920

The accompanying notes are an integral part of these financial statements

JAZZ PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Jazz Pharmaceuticals, Inc. ("the Company") was incorporated in California in March 2003 and reincorporated in Delaware in January 2004. The Company is a specialty pharmaceutical company focused on developing and commercializing innovative products to meet unmet medical needs in neurology and psychiatry. The Company's goal is to build a broad portfolio of products through a combination of internal development, acquisition and in-licensing activities and utilization of its specialty sales force to promote its products in its target markets.

Since its inception in 2003, the Company has built a commercial operation and assembled a portfolio of products and product candidates that currently includes two marketed products, one product in late Phase III clinical trials and several product candidates in various stages of clinical development.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Jazz Pharmaceuticals, Inc. and its wholly-owned subsidiaries, Orphan Medical, LLC, formerly Orphan Medical, Inc., ("Orphan Medical") and JPI Commercial, LLC ("JPIC"), after elimination of intercompany transactions and balances.

Significant Risks and Uncertainties

The Company has incurred significant losses from operations since its inception and as of December 31, 2008, had cash, cash equivalents and marketable securities of $25.9 million.

In late 2007 and early 2008, the Company incurred significant expenses in preparation for the launch of Luvox CR®. Sales of Luvox CR in 2008 did not approach the levels that the Company had anticipated prior to its commercial launch. As a result, the Company's net cash inflows were not sufficient to support the operation of its business as the Company had planned. On December 31, 2008, the Company did not make the $4.5 million quarterly interest payment that was due to the holders of its $119.5 million principal amount of senior secured notes which constitutes an event of default under the Company's agreement with the senior secured noteholders and permits the holders of more than 50% of the principal amount outstanding to accelerate payment of the senior secured notes. As a result of the default, under the terms of the notes, the Company could be required to prepay some or all of the notes, including a prepayment premium. Accordingly, the notes and accrued but unpaid interest are now included in current liabilities. The Company is not currently required to maintain a restricted cash balance under the terms of the loan agreement. However, under the terms of the loan agreement, the Company expects that JPIC will be required to maintain a restricted cash balance equal to 15% of the then outstanding principal amount of notes after the quarter ending March 31, 2009. JPIC is unlikely to be able to restrict this amount of cash, particularly if it is unable to obtain additional funding. In addition, the Company is currently unable to borrow under its line of credit due to the default.

In an effort to reduce the net cash used in operations, the Company implemented three reductions in force during 2008, focused its development efforts on JZP-6 and slowed development work on most of its other projects. The Company is continuing to review its operations in order to identify additional measures to further reduce spending. The Company amended its agreement with Solvay Pharmaceuticals, Inc. ("Solvay"), from which it licensed Luvox CR, to eliminate its obligation to make royalty payments on net sales of Luvox CR and to extend the timeframe in which other obligations are due. The Company also entered into arrangements with various government entities to postpone until October 2009 criminal and civil payments (totaling $2.5 million) that otherwise would have been due in January 2009.

In light of the circumstances described above, the Company is currently seeking a number of financing and strategic alternatives with respect to all aspects of its business and is in discussions with the holders of the senior notes with respect to its December 31, 2008 payment default and the status of the senior notes.

If the Company is unable to raise sufficient additional funds when needed, it would be required to further reduce operating expenses, by, among other things, curtailing significantly or delaying or eliminating part or all of its development programs including JZP-6 and/or scaling back its commercial operations, or the Company may need to seek protection under the provisions of the U.S. Bankruptcy Code. The Company may also be required to license to third parties products and product candidates that it would prefer to develop and commercialize itself or to sell the rights to one or more commercial products to third parties in either case on terms that may not be advantageous to the Company.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The 2008 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, restricted cash, marketable securities and accounts receivable. The Company's investment policy limits investments to certain types of debt securities issued by the U.S. government, its agencies and institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash, cash equivalents and marketable securities and issuers of investments to the extent recorded on the balance sheet.

The Company monitors its exposure within accounts receivable and records a reserve against uncollectible accounts receivable as necessary. The Company extends credit to pharmaceutical companies, pharmaceutical wholesale distributors and a specialty pharmaceutical distribution company primarily in the U.S. in the normal course of business. Customer creditworthiness is monitored and collateral is not normally required. Historically, the Company has not experienced significant credit losses on its accounts receivable. The Company's five largest customers accounted for an aggregate of approximately 97%, 93% and 90% of gross accounts receivable as of December 31, 2008, 2007 and 2006, respectively.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"), for financial assets and liabilities and any other assets and liabilities carried at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
- Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
- Level 3: Unobservable inputs (i.e. inputs that reflect the reporting entity's own assumptions about the assumptions that market participants would use in estimating the fair value of an asset or liability) are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Cash Equivalents, Restricted Cash and Marketable Securities

The Company considers all highly liquid investments, readily convertible to cash, that mature within three months or less from date of purchase to be cash equivalents. Restricted cash consists of cash equivalents, the use of which is restricted either by contract or agreement. At December 31, 2008, the Company held restricted cash consisting of a certificate of deposit in the amount of $1.1 million as a single entry import bond and a money market account in the amount of $775,000 as collateral securing a letter of credit.

Marketable securities are investments in debt securities with maturities of less than one year from the balance sheet date, or securities with maturities of greater than one year that are specifically identified to fund current operations. Collectively, cash equivalents, restricted cash and marketable securities are classified as marketable and are recorded at fair value, based on quoted market prices. Unrealized gains and losses, net of tax, are recorded in other comprehensive income and included as a separate component of stockholders' equity (deficit). The Company uses the specific-identification method for calculating realized gains and losses on securities sold. Realized gains and losses and declines in value judged to be other than temporary on marketable securities are included in interest income in the statement of operations. Realized gains and losses on sales of marketable securities have not been material.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method for all inventories. The Company's policy is to write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. The estimate of excess quantities is subjective and primarily dependent on the Company's estimates of future demand for a particular product. If the estimate of future demand is too high, the Company may have to increase the reserve for excess inventory for that product and record a charge to cost of product sales. For products that have not been approved by the U.S. Food and Drug Administration ("FDA"), inventory used in clinical trials is expensed at the time of production and recorded as research and development expense. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. Prior to receiving FDA approval of Luvox CR, all costs related to purchases of the active pharmaceutical ingredient and the manufacturing of the product were recorded as research and development expense. All direct manufacturing costs incurred after approval have been capitalized into inventory.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the shorter of the noncancelable term of the Company's operating lease or their economic useful lives. Maintenance and repairs are charged to operations as incurred.

Goodwill and Intangible and Long-Lived Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company has determined that it operates in a single segment and has a single reporting unit associated with the development and commercialization of pharmaceutical products. The annual test for goodwill impairment is a two-step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step indicates impairment, then in the second step, the loss is measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities. Management tests goodwill for impairment annually in October and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of purchased developed technology, agreements not to compete and trademarks. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years. The estimated useful lives associated with intangible assets are consistent with underlying agreements, or the estimated lives of the products. Once an intangible asset is fully amortized, the gross costs and accumulated amortization are removed from the consolidated balance sheet. The Company evaluates purchased intangibles and other long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. See Note 5 for additional information regarding impairment charges.

Preferred Stock Warrant Liability

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. 150-5, Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable ("FSP No.150-5"), an interpretation of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are puttable, or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as other expense.

Upon adoption of FSP No.150-5, the Company reclassified the fair value of its warrants to purchase shares of convertible preferred stock from equity to a liability. There was no cumulative effect on adoption. The Company recorded a benefit of $1.8 million and a charge of $1.1 million in other income (expense), net, during the years ended December 31, 2007 and 2006, respectively, to reflect changes in the fair value of the warrants. On June 6, 2007, upon completion of the Company's initial public offering, the warrants became exercisable for common stock and the liability was reclassified to stockholders' equity (deficit) at its then fair value.

Revenue Recognition

Revenues are recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. In evaluating arrangements with multiple elements, the Company considers whether components of the arrangement represent separate units of accounting based upon whether certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. This evaluation requires subjective determinations and requires management to make judgments about the fair value of individual elements and whether such elements are separable from other aspects of the contractual relationship. The consideration received in such arrangements is allocated among the separate units of accounting based on their respective fair values when there is reliable evidence of fair value for all elements of the arrangement. If there is no evidence of fair value for all the elements of the arrangement consideration is allocated based on the residual value method for the delivered elements. Under the residual method, the amount of revenues allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. The applicable revenue recognition criteria are applied to each of the separate units. Payments received in advance of work performed or milestones achieved are recorded as deferred revenues and recognized when the service is provided or the milestone is achieved, as applicable.

Form 10-K

Product Sales, Net

Revenues from sales of Xyrem within the Unites States are recognized upon transfer of title, which occurs when the Company's specialty pharmaceutical distributor, Express Scripts Specialty Distribution Services, Inc., or Express Scripts, removes product from the Company's consigned inventory location at its facility for shipment to a patient. Prior to the Company's sale of the Company's rights to Antizol® (fomepizole), Antizol-Vet® in August 2008 and Cystadane® (betaine anhydrous) in March 2007, Antizol, Antizol-Vet and Cystadane were shipped to the Company's wholesaler customers in the U.S. with free on board destination shipping terms, and the Company recognized revenues when delivery occurred. The Company's international sales often have customer acceptance clauses and therefore the Company recognizes revenues when it is notified of acceptance or when the time to inspect and reject a shipment has lapsed. When sales to international customers do not have acceptance clauses, the Company recognizes revenues when title transfers, which is generally when the product leaves the Company's logistics provider's facilities.

Luvox CR was approved by the FDA for the treatment of obsessive compulsive disorder and social anxiety disorder and the Company shipped initial stocking orders to its wholesaler customers in the first quarter of 2008. Luvox CR is subject to rights of return six months prior to and up to twelve months after product expiration. During 2008, the Company could not reliably estimate expected returns of Luvox CR at the time of shipment and therefore recognized revenue when units were dispensed through prescriptions at which point the product is generally not subject to return. In order to estimate units dispensed, the Company purchased dispensing data from an independent prescription tracking service which the Company believed to be accurate and reliable and not subject to material adjustments. In 2008, the Company recorded revenue of $5.7 million related to Luvox CR, net of estimated wholesaler fees, discounts, chargebacks and rebates. As of December 31, 2008, the Company had recorded a deferred revenue liability related to shipments of Luvox CR of $944,000, which represents amounts paid by wholesaler customers in excess of revenue recognized, net of estimated wholesaler fees, discounts, chargebacks and certain rebates.

Revenues from sales of products within the Unites States are recorded net of estimated allowances for specialty distributor and wholesaler fees, prompt payment discounts, Medicaid rebates, government chargebacks and customer rebates. For Xyrem, due to the nature of the distribution system and the Company's agreement with Express Scripts, and for Luvox CR, due to the way the Company recognized revenue in 2008, returns have been minimal. Calculating these items involves estimates and judgments based on sales or invoice data and historical experience. The Company's allowances and adjustments to estimates for allowances have historically not been material.

Royalties, Net

The Company receives royalties from third parties based on sales of its products under licensing and distribution arrangements. For those arrangements where royalties are reasonably estimable, the Company recognizes revenues based on estimates of royalties earned during the applicable period, and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material.

Contract Revenues

Under the Company's contractual relationships, nonrefundable fees where the Company has no continuing performance obligations are recognized as revenues when collection is reasonably assured. In situations where the Company has continuing performance obligations, nonrefundable fees are deferred and are recognized ratably over the Company's projected performance period. The Company recognizes at-risk milestone payments, which are typically related to regulatory, commercial or other achievements by the Company or its licensees and distributors, as revenues when the milestone is accomplished and collection is reasonably assured. Refundable fees are deferred and recognized as revenues upon the later of when they become nonrefundable or when the Company's performance obligations are completed.

Cost of Product Sales and Concentrations of Supply Risk

Cost of product sales includes third party manufacturing and distribution costs, the cost of drug substance, royalties due to third parties on product sales, product liability and cargo insurance, FDA user fees, freight, shipping, handling and storage costs, fair value of inventory acquired and salaries and related costs of employees involved with production. During the year ended December 31, 2008, the Company recorded charges to cost of product sales related to Luvox CR totaling $4.2 million, which was composed of a reserve for inventory it judged to be in excess of expected requirements in the amount of $3.5 million and a $671,000 liability to a contract manufacturer for cancelled production orders. Excluded from cost of product sales, as shown on the consolidated statements of operations, is amortization of developed technology of $11.5 million, $7.5 million and $7.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Also excluded from cost of product sales are intangible asset impairment charges of $29.8 million related to Luvox CR and $20.2 million related to Antizol for the years ended December 31, 2008 and 2007, respectively. See Note 5 for additional information regarding impairment charges.

The Company relies on certain sole suppliers for drug substance and certain sole manufacturing partners for each of its marketed products and certain of its product candidates. The Company attempts to mitigate this risk by establishing contractual relationships where appropriate.

Research and Development

Research and development expenses consist of expenses incurred in identifying, developing and testing the Company's product candidates. These expenses consist primarily of fees paid to contract research organizations and other third parties to assist the Company in managing, monitoring and analyzing the Company's clinical trials, clinical trial costs paid to sites and investigators' fees, costs of non-clinical studies, including toxicity studies in animals, costs of contract manufacturing services, costs of materials used in clinical trials and non-clinical studies, fees paid to third parties for development candidates or drug delivery or formulation technologies that the Company has licensed, allocated expenses, such as facilities and information technology that support the Company's research and development activities, and related personnel expenses, including stock-based compensation. Research and development costs are expensed as incurred, including payments made under the Company's license agreements. For products that have not been approved by the FDA, inventory used in clinical trials is expensed at the time of production and recorded as research and development expense. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the trial and therefore is not included in inventory. Prior to receiving FDA approval of Luvox CR, all costs related to purchases of the active pharmaceutical ingredient and manufacturing of capsules were recorded as research and development expense. All direct manufacturing costs incurred after approval have been capitalized into inventory.

Advertising Expenses

The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $11.0 million, $7.3 million and $2.3 million, respectively.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Comprehensive Loss

Comprehensive loss includes net loss and all changes in stockholders' equity (deficit) during a period, except for those changes resulting from investments by stockholders or distributions to stockholders. For each of the years ended December 31, 2008, 2007 and 2006, the difference between comprehensive loss and net loss represented net unrealized gains or losses on available-for-sale securities.

Loss Per Common Share

Basic and diluted loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities consisting of convertible preferred stock, stock options, common stock subject to repurchase and warrants were not included in the diluted loss per share attributable to common stockholders for all periods presented because the inclusion of such shares would have had an antidilutive effect.

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Numerator:			
Loss attributable to common stockholders	$(184,339)	$(138,826)	$ (81,311)
Denominator:			
Weighted-average common shares outstanding	26,524	14,594	620
Less: weighted-average common shares outstanding subject to repurchase	(878)	(765)	(607)
Weighted-average common shares used in computing loss per share attributable to common stockholders, basic and diluted	25,646	13,829	13
Loss per share attributable to common stockholders, basic and diluted	$ (7.19)	$ (10.04)	$(6,254.69)

The following table shows certain items that were excluded from the computation of diluted loss per share attributable to common stockholders for the periods presented because including them would have an antidilutive effect (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Series A convertible preferred stock (as if converted)	—	—	1,355
Series B convertible preferred stock (as if converted)	—	—	7,952
Series B Prime convertible preferred stock (as if converted)	—	—	8,614
Warrants to purchase Series BB convertible preferred stock (as if exercised and converted)	—	—	786
Warrants to purchase common stock (as if exercised)	2,144	489	—
Options to purchase common stock	3,687	1,693	1,597
Common stock subject to repurchase	828	879	604
Common stock issuable under directors deferred compensation plan	43	17	—
Restricted stock units	94	—	—

Stock-Based Compensation

The Company accounts for compensation cost for all stock-based awards at fair value on date of grant and recognizes the cost over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of its common stock on the grant date. The fair value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method for stock options and restricted stock units and using the ratable method for awards under the Company's employee stock purchase program. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company primarily considers historical experience when estimating expected forfeitures.

Beneficial Conversion Feature—Series B Preferred Stock and Series B Prime Preferred Stock

The Company accounts for potentially beneficial conversion features under Emerging Issue Task Force ("EITF") Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5") and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. In January and December 2006, the Company issued 2,319,264 and 4,307,211 shares, respectively, of Series B preferred stock and Series B Prime preferred stock at a purchase price of $15.09 per share. At the time of each of these issuances, the value of the common stock into which the Series B preferred stock and Series B Prime preferred stock is convertible had a fair value greater than the proceeds for such issuances. Accordingly, the Company recorded a deemed dividend on the Series B preferred stock and Series B Prime preferred stock of $3.5 million in January 2006 and $18.4 million in December 2006, which equals the amount by which the estimated fair value of the common stock issuable upon conversion of the issued Series B preferred stock and Series B Prime preferred stock exceeded the proceeds from such issuances.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), Business Combinations, ("SFAS 141(R)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (" SFAS 160"). SFAS 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141(R) and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The effect of the adoption of SFAS 141(R) will depend upon the nature of any future business combinations that the Company undertakes.

In December 2007, the FASB issued EITF 07-1, Accounting for Collaborative Agreements ("EITF 07-1"). EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements, which includes arrangements entered into regarding development and commercialization of products. It requires certain transactions between collaborators to be recorded in the income statement on either a gross or net basis when certain characteristics exist in the collaborative relationship. EITF 07-1 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of EITF 07-1 will have on its results of operations and financial position.

In February 2008, the FASB FSP No. 157-2 which delays the effective date of SFAS No. 157, Fair Value Measurements, ("SFAS 157") for one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. FSP No. 157-2 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities will have on its results of operations and financial position.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-05"). EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company is currently evaluating the effect that the adoption of EITF 07-05 will have on its results of operations and financial position.

3. Cash, Cash Equivalents, Marketable Securities and Restricted Cash

Cash, cash equivalents, restricted cash and marketable securities, all of which are considered available-for-sale, consisted of the following as of December 31, 2008 and 2007 (in thousands):

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash	$ 1,161	$—	$—	$ 1,161
Obligations of U.S. government agencies	1,000	4	—	1,004
Other debt securities, primarily money market funds	25,655	—	—	25,655
Total	$27,816	$ 4	$—	$27,820
Amounts classified as cash and cash equivalents				24,903
Amounts classified as marketable securities				1,004
Amounts classified as restricted cash				1,913
Total				$27,820

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash	$ 1,993	$—	$—	$ 1,993
Obligations of U.S. government agencies	81,419	21	(1)	81,439
Corporate debt securities	9,572	—	(1)	9,571
Other debt securities, primarily money market funds	23,881	—	—	23,881
Total	$116,865	$ 21	$ (2)	$116,884
Amounts classified as cash and cash equivalents				102,945
Amounts classified as restricted cash				1,939
Amounts classified as long-term restricted cash				12,000
Total				$116,884

All marketable securities held as of December 31, 2008 and 2007 had contractual maturities of less than one year.

Since inception, there have been no material realized gains or losses on cash equivalents or marketable securities. No marketable securities held as of December 31, 2008 or 2007 had been in a continuous unrealized loss position for more than 12 months. The cash equivalents and marketable securities held at December 31, 2008 had no unrealized losses. The aggregate fair value of cash equivalents and marketable securities held at December 31, 2007 which had unrealized losses was $10.4 million. The amount of the unrealized loss at December 31, 2007 was immaterial.

The following table summarizes, by major security type, the Company's cash, cash equivalents, restricted cash and marketable securities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in thousands):

	December 31, 2008			
	Cash	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Estimated Fair Value
Cash	$1,161	$ —	$ —	$ 1,161
Obligations of U.S. government agencies	—	—	1,004	1,004
Money market funds	—	25,655	—	25,655
Total	$1,161	$25,655	$ 1,004	$ 27,820

	December 31, 2007			
	Cash	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Estimated Fair Value
Cash	$1,993	$ —	$ —	$ 1,993
Obligations of U.S. government agencies	—	—	81,439	81,439
Corporate debt securities	—	—	9,571	9,571
Money market funds	—	23,881	—	23,881
Total	$1,993	$23,881	$91,010	$116,884

4. Certain Balance Sheet Items

Inventories consist of the following (in thousands):

	December 31, 2008	December 31, 2007
Raw materials	$2,175	$ 500
Work in process	156	—
Finished goods (1)	2,457	1,713
Total inventories	$4,788	$2,213

(1) Includes, at December 31, 2008, deferred cost of sales of $495,000 for which the related revenue has been deferred.

Property and equipment consist of the following (in thousands):

	December 31, 2008	December 31, 2007
Leasehold improvements	$ 704	$ 977
Computer equipment	1,469	1,504
Computer software	3,607	2,517
Furniture and fixtures	586	208
Construction-in-progress	133	1,257
Total	6,499	6,463
Less accumulated depreciation and amortization	(3,985)	(2,522)
Property and equipment, net	$ 2,514	$ 3,941

Accrued liabilities consist of the following (in thousands):

	December 31, 2008	December 31, 2007
Accrued research and development expense	$ 7,735	$12,663
Accrued personnel expense	4,445	6,480
Accrued selling, general and administrative expense	1,117	5,568
Liability under government settlement	2,533	1,969
Other	3,194	2,367
Total accrued liabilities	$19,024	$29,047

5. Goodwill and Intangible Assets

The gross carrying amount of goodwill was $38.2 million as of December 31, 2008 and 2007. The gross carrying amounts and net book values of the intangible assets are as follows (in thousands):

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Developed technology—Xyrem	$39,700	$14,670	$25,030	$39,700	$10,499	$29,201
Developed technology—Luvox CR	4,700	—	4,700	—	—	—
Developed technology—Antizol	—	—	—	2,715	—	2,715
Agreements not to compete	3,900	2,743	1,157	5,600	3,389	2,211
Trademarks	2,600	961	1,639	2,600	687	1,913
Total	$50,900	$18,374	$32,526	$50,615	$14,575	$36,040

Future amortization costs per year for the Company's existing intangible assets other than goodwill as of December 31, 2008 are estimated as follows (in thousands):

Year Ending December 31,	Estimated Amortization Expense
2009	$6,214
2010	5,812
2011	5,434
2012	5,434
2013	5,187

In December 2008, as a result of lower than anticipated sales of Luvox CR the Company evaluated the intangible asset associated with Luvox CR for impairment and reduced the gross carrying amount and accumulated amortization of this intangible asset by $36.3 million and $6.5 million, respectively, which resulted in a $29.8 million intangible asset impairment charge for the year ended December 31, 2008. The most significant input used in the calculation of the fair value of the Luvox CR asset was expected revenues which were estimated by extrapolating the current growth trends of the product and applying judgment as to the appropriate future growth rate among other factors. The Company used a discount rate of 20% to estimate fair value.

In December 2007, a generic product competitive to Antizol was introduced and, as a result, the Company evaluated the intangible asset associated with Antizol for impairment and reduced the gross carrying amount and accumulated amortization of this intangible asset by $28.4 million and $8.2 million, respectively, which resulted in a $20.2 million intangible asset impairment charge for the year ended December 31, 2007. The most significant input used in the calculation of the fair value of the Antizol asset was expected revenues which were estimated by reviewing the impact of generic products on revenues of other similar products. In August 2008, JPIC sold its rights to and interests in Antizol and Antizol-Vet, associated product registrations, commercial inventory and trademarks for cash consideration of $5.8 million and the Company recorded a gain of $3.9 million. As a result of the sale, the Company reduced the gross carrying amount and accumulated amortization of this intangible asset by $2.7 million and $792,000, respectively.

In March 2007, the Company sold its rights to Cystadane, associated product registrations, commercial inventory and trademarks for cash consideration of $9.0 million and recorded a gain of $5.1 million. As a result of the sale, the Company reduced the gross carrying amount and accumulated amortization of this intangible asset by $4.3 million and $761,000, respectively.

6. Debt and Financing Obligations

Senior Secured Notes

In March 2008, JPIC sold $40.0 million aggregate principal amount of senior secured notes. As part of the transaction, the Company issued to the purchasers of these notes warrants to purchase a total of 562,192 shares of its common stock exercisable at an exercise price of $14.23 per share at any time until March 17, 2013. The notes generally bear interest at 15% per annum, payable quarterly in arrears, and are due on June 24, 2011. In addition, in March 2008, a total of $80.0 million aggregate principal amount of senior secured notes of Orphan Medical that bore interest at 15% per annum, due on June 24, 2011 were exchanged for the same principal amount of new senior secured notes issued by JPIC. The effective interest rate on JPIC senior secured notes newly issued and exchanged for Orphan Medical senior secured notes in March 2008 was 19.8% and 19.2%, respectively. In these transactions, the Company guaranteed the repayment obligations of JPIC and granted the noteholders a security interest in all of its assets and those of its wholly-owned subsidiaries. The Company also agreed to restrictions on working capital borrowings, dividends and certain other payments. Under the terms of the debt agreement, the Company may borrow from other sources up to $15.0 million secured by the Company's accounts receivable and inventory. JPIC may be required to redeem up to $30.0 million of the outstanding principal amount of senior secured notes if annualized net product sales are less than $100.0 million and a generic version of Xyrem has been approved in the U.S. To date, no generic version of Xyrem has been approved.

In August 2008, JPIC paid certain holders of the senior secured notes $504,000 aggregate principal amount plus accrued interest as their pro rata share of the proceeds from JPIC's sale of its rights to Antizol and Antizol-Vet. Under the terms of the agreement with the senior secured note holders, JPIC is obligated to pay the holders of the senior secured notes the proceeds from any future sale of JPIC's rights to Xyrem, Luvox CR and JZP-6, if the holders so elect.

On December 31, 2008, JPIC did not make the $4.5 million quarterly interest payment that was due to the holders of the $119.5 million principal amount of senior secured notes. The failure to make the interest payment constitutes an event of default under the loan agreement with the senior secured noteholders and permits LB I Group Inc., a related party, as the holders of more than 50% of the principal amount outstanding, to accelerate payment of the senior secured notes. On January 8, 2009, the Company received a notice of default from LB I Group Inc. but to date the Company has not received a notice of acceleration. As a result of the event of default, interest on the notes will accrue after December 31, 2008 on the outstanding principal amount at an annual rate of 17% instead of 15%. Interest will continue to accrue at this higher rate until the even of default is cured. If the Company were to receive a notice of acceleration, it would immediately owe the noteholders the $119.5 million principal amount on the notes, a prepayment premium and accrued but unpaid interest. The Company does not have sufficient cash to repay these amounts.

As of December 31, 2008, the carrying amount of the senior secured notes which includes accrued but unpaid interest of $4.5 million was reclassified to current liabilities and the related debt issuance costs of $1.8 million was reclassified from other assets to other current assets.

JPIC may, at its option, prepay some or all of the notes subject to a prepayment premium. The prepayment premium on the first $40.0 million principal amount is 10% of the principal repaid. The prepayment premium on any additional principal prepayment was 16.6% of the principal prepayment at December 31, 2008, and reduces ratably to zero on June 24, 2011. As a result of the default under the terms of the notes, JPIC could be required to prepay some or all of the notes, including the prepayment premium. JPIC is not currently required to maintain a restricted cash balance under this arrangement. However, under the terms of the loan agreement, the Company expects that JPIC will be required to maintain a restricted cash balance equal to 15% of the then outstanding principal amount of notes after the quarter ending March 31, 2009 unless the Company meets certain net sales targets. The Company does not expect to meet those sales targets.

In conjunction with the sale of the senior secured notes, the Company issued warrants and recorded at fair value as a discount to the notes. The fair value was estimated using the Black-Scholes option pricing model. The Company also incurred issuance costs, which were recorded in current assets as of December 31, 2008. The discount is scheduled to accrete to zero over the life of the notes and the issuance costs are being amortized over the life of the notes using the effective interest method. Information about the warrants and issuance costs associated with the $40.0 million aggregate principal amount notes issued in March 2008 is as follows:

Warrant information:	
Shares of common stock underlying warrant	562,192
Exercise price per share	$ 14.23
Black-Scholes fair value (thousands)	$ 2,000
Warrant expiration date	March 2013
Black-Scholes option pricing model valuation assumptions:	
Volatility	51%
Term	5.0 years
Risk-free rate	2.2%
Dividend yield	0.0%
Issuance costs allocated to notes (thousands)	$ 562
Issuance costs allocated to warrants (thousands)	$ 72
Arrangement fee paid to LB I Group Inc. (thousands)	$ 800

Line of Credit

In May 2008, the Company amended its existing line of credit so that the Company may borrow up to 75% of eligible accounts receivable up to a maximum of $15.0 million in borrowings subject to certain other limitations. Borrowings under the line of credit bear interest at a variable rate which varies with the bank's prime rate. As of December 31, 2008 and 2007, $3.9 million and $3.5 million, respectively, were outstanding under the line of credit. These amounts bore interest at 5.5% and 7.25% at December 31, 2008 and 2007, respectively. The amount outstanding as of December 31, 2008 was repaid in January 2009 in the ordinary course of business. Under the credit agreement, a commitment fee of $75,000 will become payable in May 2009. In addition, a minimum monthly interest of $14,000 and a collateral monitoring fee up to 0.15% per month on the outstanding principal amount are payable under the line of credit. The Company is subject to certain financial and operating covenants under the credit agreement. Because of the occurrence of a default under the senior secured notes, the bank currently will not make advances to the Company. The line is still outstanding and borrowings could re-commence upon agreement with the bank.

Development Financing Obligation

In July 2006, the Company recorded a gain of $31.6 million resulting from the extinguishment of liabilities that were repayable conditional upon the success of a product candidate in development. Prior to this extinguishment of liabilities, the Company had recorded interest of $1.1 million during the year ended December 31, 2006, using the effective interest method.

7. Commitments and Contingencies

Indemnification

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and provide for general indemnification, including indemnification associated with product liability or infringement of intellectual property rights. The Company's exposure under these agreements is unknown because it involves future claims that may be made but have not yet been made against the Company. To date, the Company has not paid any claims or been required to defend any action related to these indemnification obligations, except as set forth in the description of legal proceedings below.

The Company has agreed to indemnify its officers, directors, certain other employees and the officers and directors of Orphan Medical and JPIC for losses and costs incurred in connection with certain events or occurrences, including advancing money to cover certain costs, subject to certain limitations. The maximum potential amount of future payments the Company could be required to make under this indemnification is unlimited; however, the Company maintains insurance policies that may limit its exposure and may enable it to recover a portion of any future amounts paid. Assuming the applicability of coverage, the willingness of the insurer to assume coverage, and subject to certain retention, loss limits and other policy provisions, the Company believes the fair value of these indemnification obligations is not material. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2008 and 2007. No assurances can be given that the covering insurers will not attempt to dispute the validity, applicability, or amount of coverage without expensive litigation against these insurers, in which case the Company may incur substantial liabilities as a result of these indemnification obligations.

Lease and Other Commitments

In June 2004, the Company entered into a noncancelable operating lease for its corporate office building located in Palo Alto, California. In February 2008, the Company exercised its option to extend the lease for one year beginning August 31, 2008. The lease is renewable through 2017, at the Company's option. In addition to these lease payments, the Company is obligated to pay for operating expenses for the leased property. Effective January 31, 2009, the Company agreed to terminate its short-term sublease for space in another office building in Palo Alto, California. The Company is also obligated to make payments under noncancelable operating leases for automobiles used by its sales force. Rent expense under all operating leases was $5.2 million, $2.0 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments under the Company's noncancelable operating leases at December 31, 2008, were as follows (in thousands):

Year ending December 31,	Lease Payments
2009	$1,820
2010	1,139
2011	406
2012	1
Total	$3,366

The Company uses third party contract manufacturers to manufacture products. As of December 31, 2008 and 2007, the Company had $6.3 million and $7.0 million, respectively, of noncancelable purchase commitments under agreements with contract manufacturers due in 2009.

Legal Proceedings

In April 2006, the Company and Orphan Medical, received subpoenas from the U.S. Department of Justice, acting through the United States Attorney for the Eastern District of New York, in connection with the sale and marketing of Xyrem (sodium oxybate). In July 2007, the Company and Orphan Medical entered into agreements with various parties to settle this matter. Pursuant to these agreements Orphan Medical agreed to make payments as follows: $1.0 million in 2007 (which was paid in July 2007); $2.0 million in 2008 (which was paid in January 2008); $2.5 million in 2009; $3.0 million in 2010; $3.0 million in 2011 and $8.5 million in 2012. See Note 18 for additional information regarding a modification of the timing of the amount due in 2009. The remaining amounts due under one of the agreements, which totaled $3.7 million as of December 31, 2008, could be accelerated if the Company is acquired, or in the event of an uncured default resulting from the failure to make payments when due. The amounts unpaid could also become due, in whole or in part, or accelerated if the Company has net income in any year. In the event of an uncured material breach or deliberate violation, as the case may be of the agreements the Company could be excluded from participation in Federal healthcare programs and/or subject to prosecution. The Company also entered into a five-year corporate integrity agreement.

The Company recorded a charge of $17.5 million during the year ended December 31, 2007, which represents the present value of the settlement payments discounted at an interest rate of 4.6%. As of December 31, 2008 and 2007, the non-current portion of this provision was $13.1 million and $14.9 million, respectively and the current portion, which is included in accrued liabilities, was $2.5 million and $2.0 million, respectively.

From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company currently has no ongoing litigation and is not aware of any claims that could lead to litigation that could have, individually or in the aggregate, a material adverse effect on the Company's results of operations or financial condition.

8. In-Licensing Agreements

In January 2007, the Company entered into a product license agreement with Solvay for the rights to market Luvox CR and Luvox in the U.S. The agreement was subsequently amended a number of times. Under the agreement, as amended, the Company made a payment of $2.0 million in January 2007 and agreed to make payments totaling $41.0 million upon approval by the FDA and commercial launch of Luvox CR of which $10.0 million was paid by the Company in each of March and April 2008 and $3.5 million was paid in each of October and November 2008. The remaining amount due of $14.0 million as of December 31, 2008 was recorded as a current liability. In addition, the Company was required to pay Solvay royalties on commercial sales at specified rates. See Note 18 for additional information regarding an amendment to the agreement with Solvay in February 2009.

In October 2004, the Company entered into an agreement with GlaxoSmithKline to purchase worldwide rights to the active pharmaceutical ingredient in JZP-4. The Company paid and recorded research and development expense of $2.0 million upon execution of the agreement and $3.0 million in July 2006 upon achievement of a development milestone. The Company also agreed to pay up to $113.5 million upon the achievement of future development and commercial milestones and royalties at specified rates based on net sales. A payment of $5.0 million is due to GlaxoSmithKline upon the enrollment of the first patient in a JZP-4 Phase II clinical trial.

In August 2007, $1.3 million was returned to the Company from a third party under a contract which had previously been terminated; this amount was recorded as an offset to research and development expense. In connection with its product development activities, the Company may enter into agreements with third party technology providers, patent holders and others. Patent licenses may require upfront payments, patent prosecution and maintenance fees and royalties on sales of products covered by the patents. Agreements with technology providers often provide for upfront payments and milestone payments based upon the achievement of specified development and commercial milestones and royalties based on sales of the products the Company develops with the technology provider.

9. Out-Licensing Agreements

In June 2006, the Company entered into an agreement with UCB Pharma Limited, ("UCB") that amended and restated a prior agreement between Orphan Medical and a predecessor of UCB. Under the terms of the amended agreement, UCB has the right to market Xyrem for the treatment of narcolepsy and JZP-6 for the treatment of fibromyalgia in 54 countries outside of the U.S. UCB made nonrefundable milestone payments to the Company of $500,000 in June 2006, $2.0 million in March 2007 and $7.5 million in September 2007. These payments were all recognized as revenue when the respective milestone was achieved. UCB also made an upfront payment of $5.0 million upon execution of the amended agreement in June 2006 and an additional payment of $10.0 million in August 2006 upon exercise of its rights to develop and commercialize JZP-6 for the treatment of fibromyalgia. The Company recognized contract revenues of $1.1 million, $1.1 million and $463,000 related to these upfront payments during the years ended December 31, 2008, 2007 and 2006, respectively. The remaining $12.5 million was recorded as deferred revenues as of December 31, 2008 and is being recognized ratably through 2019, the expected performance period under the agreement.

The Company and UCB amended their license and distribution agreement in July 2008. Under the terms of the amendment, UCB made a nonrefundable payment of $10.0 million to the Company in July 2008 in lieu of a $7.5 million milestone payment which would have otherwise been due after the last patient completed or withdrew from the second Phase III trial of sodium oxybate for the treatment of fibromyalgia. Under the terms of the amendment, the Company is obligated to use commercially reasonable efforts to enroll at least 185 patients in the clinical trial from countries within the European Union; enrollment of the required number of patients was achieved in December 2008. As of December 31, 2008, the Company had deferred recognition of revenue related to the nonrefundable $10.0 million payment until the performance obligations under the original license and distribution agreement are met.

10. Restructuring Expense

As part of a strategic decision to focus on the Company's commercial products and JZP-6 and lower operating expenses, the Company recorded restructuring charges of $3.5 million during 2008 of which $708,000 was recorded as part of research and development expense and the remainder included in selling, general and administrative expense.

The following table presents the restructuring activities during 2008 (in thousands):

	Charges Incurred	Payments/ Reductions	Balance at December 31, 2008
Accrued Restructuring			
Employee severance, health insurance premium and outplacement assistance	$2,126	$(1,147)	$ 979
Auto lease termination	374	—	374
Excess facilities, property, plant and equipment	950	(830)	120
Total	$3,450	$(1,977)	$1,473

11. Common Stock

Registered Direct Public Offering

On July 21, 2008, the Company completed a registered direct public offering of units consisting of an aggregate of 3,848,289 shares of common stock and warrants to purchase an aggregate of 1,731,724 shares of common stock at a public offering price of $6.75625 per unit. Net proceeds from this offering were $24.5 million after deducting the placement agents' fees and other offering expenses payable by the Company. The warrants are exercisable for $7.37 per share of common stock at any time on or after January 21, 2009 and prior to July 21, 2014. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: a risk free rate of 3.62%, volatility of 58%, an expected term of 6.5 years and an expected dividend yield of 0%. The estimated fair value of the warrants of $6.4 million was recorded in stockholders' equity (deficit).

Committed Equity Financing Facility

In May 2008, the Company entered into a committed equity financing facility ("CEFF") with Kingsbridge Capital Limited ("Kingsbridge"), that entitles the Company to sell and obligates Kingsbridge to purchase up to the lesser of $75.0 million of the Company's common stock or 4,922,064 shares over a three-year period, subject to early termination in certain circumstances. The Company's ability to sell shares under the CEFF is subject to various limitations, one of which relates to the price of the Company's common stock. As a result, unless the price of the Company's common stock reaches and stays above $4.50 per share, the Company will not be able to utilize the CEFF. Since the Company's common stock has lately been trading at a price significantly lower than $4.50 per share, the Company does not expect to utilize this financing facility in the near term. In connection with the CEFF, the Company issued a warrant to Kingsbridge to purchase up to 220,000 shares of the Company's common stock with an exercise price of $11.20 per share. The warrant, issued in May 2008, is exercisable for a period of five years from November 2008 through November 2013. The fair value of the warrant was estimated using the Black-Scholes option pricing model with the following assumptions: a risk free rate of 3.18%, volatility of 52%, an expected term of 5.5 years and an expected dividend yield of 0%. The estimated fair value of the warrant of $850,000 was recorded in stockholders' equity (deficit).

Employee Stock Purchase Plan, Stock Option Exercises and Vested Restricted Stock Units and Stock Bonus

During 2008, the Company issued 299,756 shares of its common stock for proceeds of $1.2 million under its employee stock purchase plan. The Company issued 27,868 shares of common stock as a result of stock option exercises for proceeds of $2,000 and the vesting of restricted stock units ("RSUs") during the year ended December 31, 2008. In May 2008, the Company issued 125,532 shares of common stock with a fair value of $999,000 to employees under the Company's employee bonus plan.

Initial Public Offering

In June 2007, the Company completed its initial public offering of 6,000,000 shares of its common stock at a public offering price of $18.00 per share. Net cash proceeds from the initial public offering were $97.5 million, after deducting underwriting discounts and commissions and offering expenses. In connection with the closing of the initial public offering, all of the Company's shares of preferred stock outstanding at the time of the offering were converted into 17,921,551 shares of common stock, and all of the Company's warrants to purchase Series BB preferred stock outstanding at the time of the offering were converted into warrants to purchase 785,728 shares of common stock.

Common Stock Subject to Repurchase

In February 2004, each of the Company's then executive officers entered into an employment agreement with the Company which permitted the executive officer or the officer's estate to require the Company to repurchase vested shares at fair market value upon termination of the executive officer's employment due to death or disability. The fair value of vested shares held by the Company's executive officers as of the date of such agreements (the "Agreement Date Fair Value") was recorded as common stock subject to repurchase and following the date of such agreements, the Agreement Date Fair Value of shares held by the Company's executive officers was recorded as common stock subject to repurchase as such shares vested. The excess of the Agreement Date Fair Value over the original purchase price paid for such shares was charged against additional paid-in capital or, to the extent additional paid-in capital was insufficient, as an increase to stockholders' deficit as such shares vested. In addition, upon completion of the Company's initial public offering in 2007, 278,609 shares of preferred stock held by five of the Company's executive officers, which were also subject to their employment agreements, were reclassified from preferred stock to common stock subject to repurchase. In December 2008, as a result of the resignation of an executive officer covered by an employment agreement, $749,000 related to 49,697 shares of common stock was reclassified from common stock subject to repurchase to common stock. As of December 31, 2008 and 2007, the Company had recorded $12.5 million and $13.2 million as common stock subject to repurchase, respectively, associated with 827,761 and 877,458 vested shares held by executive officers, respectively.

The Company has reserved the following shares of authorized but unissued common stock:

	As of December 31, 2008
2007 Equity Incentive Plan	5,361,731
2007 Employee Stock Purchase Plan	330,569
2007 Non-Employee Directors Stock Option Plan	263,740
Exercise of warrants	3,299,644
Total reserved shares of common stock	9,255,684

12. Stock-Based Compensation

2007 Equity Incentive Plan

In May 2007, the Board of Directors adopted, and the Company's stockholders approved, the 2007 Equity Incentive Plan ("2007 Plan"), which provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation to employees, including officers, non-employee directors and consultants. Most of the grants of restricted stock units, restricted stock awards and stock options under the 2007 Plan were granted to employees and vest ratably over service periods of four to five years and expire no more than ten years after the date of grant. The aggregate number of shares of the Company's common stock that may be issued pursuant to stock awards under the 2007 Plan as of December 31, 2008, is 5,515,731 shares. The number of shares of the Company's common stock reserved for issuance automatically increases on January 1 of each year, from January 1, 2008 to January 1, 2017, by the lesser of (a) 4.5% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year or (b) 3,000,000 shares. On January 1, 2009, shares reserved for issuance under the 2007 Plan increased by 1,301,630 shares pursuant to this automatic share increase provision.

2007 Employee Stock Purchase Plan

Effective upon the Company's initial public offering in June 2007, employees became eligible to participate in the 2007 Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employee participants to purchase shares of the Company's common stock at a discount of 15% through payroll deductions. The ESPP consists of a fixed offering period, generally 24 months with four purchase periods within each offering period. A total of 700,000 shares of the Company's common stock have been authorized for issuance under the ESPP. As of December 31, 2008, the aggregate number of shares of the Company's common stock available for issuance ESPP is 330,569 shares. The number of shares reserved for issuance under the 2007 ESPP automatically increases on each January 1 each year, from January 1, 2008 to January 1, 2017, by the lesser of (a) 1.5% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year or (b) 350,000 shares (or such lesser amount as may be approved by the Company's Board of Directors). On January 1, 2009, the number of shares reserved for issuance under the 2007 ESPP increased by 350,000 shares pursuant to this automatic share increase provision.

2007 Non-Employee Directors Stock Option Plan

In May 2007, the Company's board of directors adopted, and the Company's stockholders approved, the 2007 Non-Employee Directors Stock Option Plan ("2007 Directors Option Plan"). The 2007 Directors Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to the Company's non-employee directors which generally vest over a period of one to three years. In addition, the 2007 Directors Option Plan provides the source of shares to fund distributions under the Directors Deferred Compensation Plan described below. As of December 31, 2008, the aggregate number of shares of the common stock that may be issued under the 2007 Directors Option Plan was 263,740 shares. The number of shares of common stock reserved for issuance automatically increases on January 1 of each year. On January 1, 2009, the number of shares reserved for issuance under the 2007 Directors Plan increased by 78,948 shares pursuant to this automatic share increase provision.

Directors Deferred Compensation Plan

In May 2007, the Company's board of directors adopted the Directors Deferred Compensation Plan ("Directors Plan"). The Directors Plan allows each non-employee director to elect to defer receipt of all or a portion of his or her annual retainer fees to a future date or dates. Any amounts deferred under the Directors Plan are credited to a phantom stock account. The number of phantom shares of the Company's common stock credited to each director's phantom stock account are based on the amount of the compensation deferred, divided by the market value of the Company's common stock on the date the retainer fees are deemed earned. Any distributions in shares of the Company's common stock will be paid with shares reserved under the 2007 Directors Option Plan. In August 2007, certain directors elected to defer receipt of their annual retainer fees to be paid in stock and the Company recorded phantom shares equivalent to 16,585 shares of the Company's common stock with a market value per share of $12.75. In March 2008, a director elected to defer receipt of his annual retainer fees to be paid in stock and the Company recorded phantom shares equivalent to 2,165 shares of the Company's common stock with a market value per share of $12.12. In August 2008, certain directors elected to defer receipt of their annual retainer fees to be paid in stock and the Company recorded phantom shares equivalent to 26,783 shares of the Company's common stock with a market value per share of $7.84. For the years ended December 31, 2008 and 2007, total compensation cost related to phantom shares of common stock granted under the Directors Plan was $236,000 and $211,000, respectively.

Stock Based Compensation

The Company has elected to use the Black-Scholes valuation model to calculate the fair value of stock options which were estimated at the grant date using the following assumptions:

	Year Ended December 31,		
	2008	2007	2006
Weighted-average volatility	60%	56%	61%
Weighted-average expected term (years)	6.1	6.1	6.0
Range of risk-free rates	2.7-3.4%	3.4-4.9%	4.6-5.1%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2008, 2007 and 2006 was $4.82, $8.42 and $10.68, respectively.

The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for the Company's stock option grants. As a result, for stock option grants made during the year ended December 31, 2008, the expected term was estimated using the short-cut method allowed under Securities and Exchange Commission Staff Accounting Bulletin No. 110, Share-Based Payment.

As there is limited trading history for the Company's common stock, the expected stock price volatility for the Company's common stock was estimated primarily by taking the median historic stock price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the specialty pharmaceutical industry similar in size, stage of life cycle and financial leverage. The Company placed some reliance on the volatility of the Company's stock based on its trading history since June 1, 2007. The Company did not rely on the implied volatilities of traded options in the Company's industry peers' common stock, because either the term of those traded options was much shorter than the expected term of the Company's stock option grants, or the volume of activity was relatively low.

The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data becomes available. The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of the Company's stock option grants. The expected dividend assumption was based on the Company's history and expectation of dividend payouts.

Prior to the Company's initial public offering in June 2007, the fair value of the Company's common stock, which is also an input to the Black-Scholes model, was determined by the Company's board of directors with assistance from management. At two points in the year prior to the Company's initial public offering the board of directors directed management to perform in-depth contemporaneous valuations of the Company's common stock. Determining the fair value of the common stock of a private company involves a high degree of judgment and a number of different estimates.

The fair value of awards under the ESPP was estimated at the grant date using the Black-Scholes valuation model with assumptions similar to those used for stock option grants, except that the expected term used ranged from 0.5 to 2.0 years, with a weighted-average expected term of 1.4 years and volatility is based on the implied volatility of the Company's peer companies. As of December 31, 2008, total compensation cost related to awards under the ESPP not yet recognized was $1.3 million, which is expected to be allocated to expense and production costs over a weighted-average period of 8 months.

Stock-based compensation expense related to stock options, RSUs, shares of common stock credited to each director's phantom stock account under the Directors Plan and awards under the Company's ESPP was as follows (in thousands):

	Years ended December 31,		
	2008	2007	2006
Selling, general and administrative	$5,712	$4,600	$2,811
Research and development	2,207	1,419	661
Cost of product sales	187	41	8
Total stock-based compensation expense	$8,106	$6,060	$3,480

No income tax benefit was recognized in the statement of operations for the years ended December 31, 2008, 2007 and 2006. Employee stock-based compensation costs of $31,000 and $43,000 as of December 31, 2008 and 2007, respectively, were capitalized as a component of inventory and included in the consolidated balance sheets.

The total compensation cost related to unvested stock option grants not yet recognized as of December 31, 2008 was $9.6 million and the weighted-average period over which these grants are expected to vest is 2.8 years.

The following table summarizes activity under all of the Company's stock option plans as of December 31, 2008, and changes during the year then ended:

	Shares Subject to Outstanding Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2008	3,379,940	$17.91		
Options granted	980,718	8.32		
Options exercised	(1,807)	1.11		
Options forfeited	(825,858)	13.06		
Options expired	(90,145)	15.79		
Outstanding at December 31, 2008	3,442,848	16.41	6.9	10
Vested and expected to vest at December 31, 2008	2,920,070	17.13	6.6	10
Exercisable at December 31, 2008	1,873,262	20.27	5.3	10

Aggregate intrinsic value shown in the table above is equal to the difference between the exercise price of the underlying stock options and the fair value of the Company's common stock for stock options that were in the money.

The aggregate intrinsic value of stock options exercised during 2008, 2007 and 2006 were $18,000, $16,000 and $90,000, respectively.

The Company has issued new shares of common stock upon all exercises of stock options to date and does not currently expect to repurchase shares of common stock in future years to reserve for issuance upon exercise of stock options.

Restricted Stock Units

In August 2007, under the 2007 Plan, the Company granted RSUs, equivalent to approximately 124,000 shares of common stock, to employees. The fair value of RSUs is determined on the date of grant based on the market price of the Company's common stock. The fair value of RSUs is recognized as expense ratably over the vesting period, generally four years. The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2008 and 2007 was $6.75 and $13.25, respectively. No RSUs were granted prior to 2007.

As of December 31, 2008, the total remaining unrecognized compensation cost related to non-vested RSUs was $649,000 which is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of shares vested during the year ended December 31, 2008 was $220,000. No RSUs vested prior to 2008.

A summary of RSU activity as of December 31, 2008, and changes during the year then ended are presented below:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2008	119,041	$13.25		
RSUs granted	1,874	6.75		
RSUs exercised	(26,296)	12.79		
RSUs forfeited	(39,489)	13.25		
RSUs expired	—	—		
Outstanding at December 31, 2008	55,130	13.25	1.6	106
Vested and expected to vest at December 31, 2008	34,158	13.25	1.5	66
Exercisable at December 31, 2008	—	—	—	—

13. Income Taxes

The Company has a history of losses and therefore has made no provision for income taxes. All of the Company's losses result from domestic operations.

Deferred income taxes reflect the tax effects of net operating loss and tax credit carryforwards and the net temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

Form 10-K

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2008	December 31, 2007
Deferred tax assets:		
Federal and state net operating loss carryforwards	$ 132,990	$ 90,859
Federal and state tax credit carryforwards	14,182	11,299
Deferred contract revenues	8,958	5,405
Acquired capitalized research and development	2,700	3,409
Stock-based compensation	2,345	1,868
Inventory reserves	1,961	1,337
Luvox CR intangible asset	8,716	727
Other	4,137	4,728
Total deferred tax assets	175,989	119,632
Deferred tax liabilities:		
Acquired intangible assets	(11,242)	(13,953)
Valuation allowance	(164,747)	(105,679)
Net deferred tax assets	$ —	$ —

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Based on available objective evidence, management believes it more likely than not that the Company's deferred tax assets are not recognizable. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $59.1 million, $50.1 million and $19.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, the Company had net operating loss carryforwards for federal income tax purposes of approximately $361.1 million which expire in the period from 2009 to 2028, and federal tax credits of approximately $14.8 million which expire in the period from 2009 to 2028. Approximately $3.7 million of federal net operating losses and $256,000 of federal tax credits expire in the next five years. The Company also has state net operating loss carryforwards of approximately $229.4 million which expire beginning in 2013 and state tax credits of approximately $4.5 million which have no expiration date. Utilization of the Company's net operating loss carryforwards and tax credit carryforwards are subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation may result in the expiration of the net operating loss before utilization. Because the Company's acquisition of Orphan Medical triggered an ownership change, approximately $40.8 million of the acquired Orphan Medical net operating loss carryforward is only available ratably through 2019 based upon the annual limitation under Section 382 of the Internal Revenue Code. Similarly, approximately $5.0 million of acquired Orphan Medical tax credits are only available from 2019 to 2024.

The Company adopted Financial Accounting Standards Board Interpretation No. 48 *Accounting for Uncertainties in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48")* effective January 1, 2007. FIN 48 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Upon adoption of FIN 48, the Company recognized a $1.5 million reduction in gross deferred tax assets, offset by an equal reduction in the deferred tax asset valuation allowance. As a result, no cumulative adjustment to the Company's accumulated deficit was required upon the Company's adoption of FIN 48. At December 31, 2008 and December 31, 2007, the Company had unrecognized tax benefits of approximately $4.0 million and $2.1 million, respectively. A reconciliation of the unrecognized tax benefits recorded for 2008 and 2007 follows (in thousands):

	2008	2007
Balance at the beginning of the year	$2,060	$1,500
Additions based on tax positions related to the current year	871	560
Additions (reductions) for tax positions of prior years	1,110	—
Settlements	—	—
Lapse of applicable statute of limitations	(31)	—
Balance at the end of the year	$4,010	$2,060

There were no interest or penalties related to unrecognized tax benefits. Substantially all of the unrecognized tax benefit, if recognized, would affect the Company's tax expense. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. Because of net operating loss carryforwards, substantially all of the Company's tax years remain open to federal and state tax examination. The Company files income tax returns in the U.S. and various states, which typically have three tax years open at any point in time.

14. Related Party Transactions

In June 2005, entities affiliated with Kohlberg Kravis Roberts & Co. L.P., ("KKR"), a significant stockholder, purchased $25.0 million aggregate principal amount of senior secured notes issued by Orphan Medical and warrants to purchase 245,540 shares of the Company's common stock exercisable at $20.36 per share through June 2012. In June 2005, LB I Group Inc., an entity affiliated with Lehman Brothers Holdings Inc., a significant stockholder, purchased $30.0 million aggregate principal amount of senior secured notes issued by Orphan Medical and warrants to purchase 294,648 shares of the Company's common stock exercisable at $20.36 per share through June 2012. In March 2008, LB I Group Inc. purchased $33.5 million aggregate principal amount of senior secured notes issued by JPIC and warrants to purchase 470,836 shares of the Company's common stock exercisable at $14.23 per share through March 2013. In March 2008, the Company paid LB I Group Inc. an arrangement fee of $800,000 in association with the sale of the notes and warrants.

In August 2008, in connection with the sale of the JPIC's rights to Antizol and Antizol-Vet pursuant to the terms of the JPIC senior secured notes, the Company paid $327,000 to an entity affiliated with KKR as partial prepayment of the outstanding principal of the senior secured note held by it.

In addition, during the three years ended December 31, 2008, LB I Group Inc. and entities affiliated with KKR purchased and sold the senior secured notes and warrants in agreements among themselves and other third parties to which the Company was not a party.

As of December 31, 2008, an entity affiliated with KKR held notes with an aggregate principal amount of $6.8 million and warrants to purchase 70,156 shares of common stock exercisable at $20.36 per share and LB I Group Inc. held notes with an aggregate principal amount of $89.5 million, warrants to purchase 479,853 shares of common stock exercisable at $20.36 per share and warrants to purchase 470,836 shares of common stock exercisable at $14.23 per share.

As of December 31, 2007, an entity affiliated with KKR held notes with an aggregate principal amount of $25.0 million and warrants to purchase 245,540 shares of common stock exercisable at $20.36 per share and

LB I Group Inc. held notes with an aggregate principal amount of $31.0 million, warrants to purchase 304,469 shares of common stock exercisable at $20.36 per share.

Cash paid for interest with respect to notes held by entities affiliated with KKR during the years ended December 31, 2008, 2007 and 2006 was $796,000, $4.1 million and $4.0 million, respectively, and cash paid for interest with respect to notes held by LB I Group during the years ended December 31, 2008, 2007 and 2006 was $9.0 million, $5.1 million and $5.0 million, respectively.

In the registered direct public offering that was completed in July 2008, a total of 60% of the investment was made by certain of the Company's existing stockholders with which certain members of its board of directors are affiliated and/or associated; the remaining units were purchased by third party institutional investors on the same terms and conditions. Entities affiliated with KKR purchased 1,328,527 shares of common stock in this offering and warrants to purchase 597,837 shares of common stock exercisable at $7.37 per share through July 2014.

15. 401(k) Plan

The Company provides a qualified 401(k) savings plan for its employees. All employees are eligible to participate, provided they meet the requirements of the plan. While the Company may elect to match employee contributions, no such matching contributions have been made through December 31, 2008.

16. Segment and Other Information

Management has determined that the Company operates in one business segment which is the development and commercialization of pharmaceutical products.

The following is a summary of the Company's product sales, net for the last three fiscal years (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Xyrem	$53,803	$39,018	$29,049
Luvox CR (1)	5,728	—	—
Antizol (2)	5,106	14,153	12,813
Cystadane (3)	—	365	1,437
Total	$64,637	$53,536	$43,299

(1) Includes sales of the active pharmaceutical ingredient in Luvox CR of $364,000 in 2008.

(2) Includes sales of Antizol-Vet, which were $163,000, $251,000 and $313,000 in 2008, 2007 and 2006, respectively. JPIC sold its rights to and interests in Antizol and Antizol-Vet in August 2008.

(3) The Company sold its rights to Cystadane to a third party in March 2007.

The following table presents a summary of total revenues attributed to domestic and foreign sources (in thousands):

	Year Ended December 31,		
	2008	2007	2006
United States	$62,894	$53,132	$42,326
Europe	2,860	11,856	1,757
All other	1,760	315	773
Total	$67,514	$65,303	$44,856

The following table presents a summary of revenues from significant customers as a percentage of the Company's total revenues:

	Year Ended December 31,		
	2008	2007	2006
Express Scripts	79%	59%	65%
UCB	*	18%	*
Cardinal Health	*	*	12%

* Less than 10% of the Company's total revenues.

17. Quarterly Financial Data (Unaudited)

The following interim financial information presents the 2008 and 2007 results of operations on a quarterly basis (in thousands, except per share amounts):

	2008			
	March 31	June 30	September 30	December 31
Revenues	$ 14,634	$ 15,539	$ 17,746	$ 19,595
Operating loss	(43,808)	(47,094)	(27,744)	(51,719)
Net loss and loss attributable to common stockholders	(46,710)	(51,880)	(28,809)	(56,940)
Loss per share attributable to common stockholders, basic and diluted	(1.97)	(2.17)	(1.07)	(2.04)

	2007			
	March 31	June 30	September 30	December 31
Revenues	$ 14,088	$ 14,264	$ 21,474	$ 15,477
Operating loss	(19,483)	(42,753)	(17,798)	(58,744)
Net loss and loss attributable to common stockholders	(19,584)	(39,863)	(19,359)	(60,020)
Loss per share attributable to common stockholders, basic and diluted	(851.48)	(5.27)	(0.82)	(2.53)

The tables above include the following unusual or infrequently occurring items:

- A gain of $3.9 million on the sale of the rights to Antizol and Antizol-Vet recorded in the three months ended September 30, 2008;
- A charge of $29.8 million related to the impairment of the intangible asset associated with Luvox CR recorded in the three months ended December 31, 2008;
- A gain of $5.1 million on the sale of the rights to Cystadane recorded in the three months ended March 31, 2007;
- A charge of $17.5 million related to future settlement payments under the agreements with various government entities referenced under "Legal Proceedings" in Note 7 recorded in the three months ended June 30, 2007;
- Contract revenues of $7.5 million related to the achievement of a development milestone recorded in the three months ended September 30, 2007, and
- A charge of $20.2 million related to the impairment of the intangible asset associated with Antizol recorded in the three months ended December 31, 2007.

18. Subsequent Events

Agreement with Solvay

In February 2009, the Company amended its product license agreement with Solvay as a result of which the then existing $14.0 million current payment obligation, a $5.0 million obligation related to a milestone of uninterrupted supply of Luvox CR, which the Company expected would be met in April 2009 as well as the future royalty and other obligations were replaced with an obligation to pay a total of $19.0 million, of which $6.0 million is payable in 2009, $4.0 million is payable in 2010, $4.5 million is payable in 2011 and $5.0 million is payable in 2012. If the Company pays these amounts when due, the payment due in 2012 will decrease to $4.5 million. In addition, the Company agreed to pay Solvay $5.0 million in 2015 if net sales of Luvox CR reach a cumulative amount of $100 million on or before December 31, 2014 and no AB-rated generic version of Luvox CR has been or is being sold in the U.S. as of December 31, 2014.

Government Liability

In the first quarter of 2009, the Company entered into arrangements with various government entities to postpone until October 2009 criminal and civil payments (totaling approximately $2.5 million) that otherwise would have been due in January 2009.

Schedule II

Valuation and Qualifying Accounts
(In thousands)

		Balance at beginning of period	Additions	Additions charged to costs and expenses(3)	Deductions	Balance at end of period
For the year ended December 31, 2008						
Allowance for doubtful accounts	(1)	$ 50	$—	$ 30	$ (30)	$ 50
Allowance for sales discounts	(1)	101	—	1,375	(1,350)	126
Allowance for chargebacks	(1)	13	—	208	(221)	—
Allowance for customer rebates	(1)	12	—	21	(33)	—
Allowance for wholesaler fees		43	—	4,040	(3,657)	426
Allowance for government rebates		64	—	503	(396)	171
For the year ended December 31, 2007						
Allowance for doubtful accounts	(1)	$ 50	$—	$ 15	$ (15)	$ 50
Allowance for sales discounts	(1)	94	—	1,111	(1,104)	101
Allowance for chargebacks	(1)	5	—	285	(277)	13
Allowance for customer rebates	(1)	18	—	14	(20)	12
Allowance for wholesaler fees	(1)	31	—	147	(135)	43
Allowance for government rebates	(2)	63	—	263	(262)	64
For the year ended December 31, 2006						
Allowance for doubtful accounts	(1)	$ 25	$—	$ 28	$ (3)	$ 50
Allowance for sales discounts	(1)	71	—	880	(857)	94
Allowance for chargebacks	(1)	26	—	212	(233)	5
Allowance for customer rebates	(1)	—	—	44	(26)	18
Allowance for wholesaler fees	(1)	153	—	203	(325)	31
Allowance for government rebates	(2)	88	—	229	(254)	63

Notes

(1) Shown as a reduction of accounts receivable

(2) Included in accrued liabilities

(3) All charges except doubtful accounts are reflected as a reduction of revenue

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger dated as of April 18, 2005, by and among the Registrant, Twist Merger Sub, Inc. and Orphan Medical, Inc.(6)
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant.(1)
3.2	Amended and Restated Bylaws.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen Common Stock Certificate.(3)
4.3A	Third Amended and Restated Investor Rights Agreement, made effective as of June 6, 2007, by and between the Registrant and the other parties named therein.(4)
4.3B	Waiver and Amendment Agreement, dated as of March 12, 2008, by and between the Registrant and the other parties named therein.(12)
4.3C	Waiver and Amendment Agreement, dated as of May 7, 2008, by and between the Registrant and the other parties named therein.(13)
4.4A	Form of Series BB Preferred Stock Warrant of the Registrant.(5)
4.4B	Form of Series BB Preferred Stock Warrant of the Registrant, as amended.(12)
4.5A†	Senior Secured Note and Warrant Purchase Agreement, dated as of March 14, 2008, by and among the Registrant, JPI Commercial, LLC and the Purchasers named therein.(12)
4.5B	Form of Senior Secured Tranche A Note of JPI Commercial, LLC.(12)
4.5C	Form of Senior Secured Tranche B Note of JPI Commercial, LLC.(12)
4.5D	Form of Common Stock Warrant of the Registrant.(12)
4.5E†	Registration Rights Agreement, dated as of March 17, 2008, by and between the Registrant and the other parties named therein.(12)
4.6A	Warrant issued to Kingsbridge Capital Limited, dated May 7, 2008.(13)
4.6B	Registration Rights Agreement, dated as of May 7, 2008, by and between the Registrant and Kingsbridge Capital Limited.(13)
4.7	Form of Registered Direct Common Warrant.(15)
10.1+	Form of Indemnification Agreement between the Registrant and its officers and directors.(3)
10.2+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Bruce C. Cozadd.(6)
10.3+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Samuel R. Saks.(6)
10.4+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Robert M. Myers.(6)
10.5+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Matthew K. Fust.(6)
10.6+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Carol A. Gamble.(6)
10.7+	Employment Agreement, dated as of February 18, 2004, by and between the Registrant and Janne L.T. Wissel.(6)

Exhibit Number	Description of Document
10.8+	Stock Purchase Agreement, dated as of September 24, 2004, by and between the Registrant and Alan Sebulsky.(6)
10.9+	Common Stock Purchase Agreement, dated as of March 20, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.10+	Stock Restriction Agreement, dated as of April 30, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.11+	Amendment to Stock Restriction Agreement, dated as of October 30, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.12+	Common Stock Purchase Agreement, dated as of October 30, 2003, by and between the Registrant and Bruce C. Cozadd.(6)
10.13+	Common Stock Purchase Agreement, dated as of March 20, 2003, by and between the Registrant and Samuel R. Saks.(6)
10.14+	Stock Restriction Agreement, dated as of April 30, 2003, by and between the Registrant and Samuel R. Saks.(6)
10.15+	Amendment to Stock Restriction Agreement, dated as of October 30, 2003, by and between the Registrant and Samuel R. Saks.(6)
10.16+	Amended and Restated Stock Purchase Agreement, dated as of April 30, 2003, by and between the Registrant and Robert M. Myers.(6)
10.17+	Amendment No. 1 to Amended and Restated Stock Purchase Agreement, dated as of December 18, 2003, by and between the Registrant and Robert M. Myers.(6)
10.18+	Common Stock Purchase Agreement, dated as of January 9, 2004, by and between the Registrant and Robert M. Myers.(6)
10.19+	Amended and Restated Stock Purchase Agreement, dated as of April 30, 2003, by and between the Registrant and Matthew K. Fust.(6)
10.20+	Amended and Restated Stock Purchase Agreement, dated as of April 30, 2003, by and between the Registrant and Carol A. Gamble.(6)
10.21+	2003 Equity Incentive Plan, as amended.(3)
10.22+	Form of Option Exercise and Stock Purchase Agreement and Forms of Grant Notices under the 2003 Equity Incentive Plan.(3)
10.23+	2007 Equity Incentive Plan.(3)
10.24+	Form of Option Agreement and Form of Option Grant Notice under the 2007 Equity Incentive Plan.(7)
10.25+	2007 Non-Employee Directors Stock Option Plan.(3)
10.26+	Form of Stock Option Agreement and Form of Option Grant Notice under the 2007 Non-Employee Directors Stock Option Plan.(3)
10.27+	2007 Employee Stock Purchase Plan.(3)
10.28+	Form of 2007 Employee Stock Purchase Plan Offering Document.(3)
10.29+	Jazz Pharmaceuticals, Inc. Cash Bonus Plan.(6)
10.30†	Asset Purchase Agreement, dated as of October 4, 2004, by and among the Registrant, Glaxo Group Limited and SmithKline Beecham Corporation dba GlaxoSmithKline.(8)

Exhibit Number	Description of Document
10.31	Sodium Gamma Hydroxybutyrate Development and Supply Agreement, dated as of November 6, 1996, by and between Orphan Medical, Inc. and Lonza, Inc.(7)
10.32	Amendment No. 1 to Sodium Gamma Hydroxybutyrate Development and Supply Agreement, dated as of February 7, 2005, by and between Orphan Medical, Inc. and Lonza, Inc.(7)
10.33†	Amended and Restated Services Agreement, dated as of May 31, 2005, by and between Orphan Medical, Inc. and Express Scripts Specialty Distribution Services, Inc.(9)
10.34†	Consent and Addendum to Amended and Restated Master Services Agreement, dated as of June 1, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(9)
10.35†	Addendum No. 2 to Amended and Restated Master Services Agreement, dated as of June 22, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(9)
10.36†	Addendum No. 3 to Amended and Restated Master Services Agreement, dated as of August 17, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(9)
10.41†	Amended and Restated Xyrem License and Distribution Agreement, dated as of June 30, 2006, by and between the Registrant and UCB Pharma Limited.(8)
10.42†	License Agreement, dated as of January 31, 2007, by and between the Registrant and Solvay Pharmaceuticals, Inc.(8)
10.43	Supply Agreement, dated as of January 31, 2007, by and between the Registrant and Solvay Pharmaceuticals, Inc.(7)
10.44	Trademark License Agreement, dated as of January 31, 2007, by and between the Registrant and Solvay Pharmaceuticals, Inc.(7)
10.45	Assignment, Assumption and Consent, dated as of January 31, 2007, by and among the Registrant, Solvay Pharmaceuticals, Inc. and Elan Pharma International Limited.(9)
10.46†	License Agreement, dated as of December 22, 1997, by and between Solvay Pharmaceuticals, Inc. and Elan Corporation, plc.(8)
10.47†	Amendment to License Agreement, dated as of March 1, 1999, by and between Solvay Pharmaceuticals, Inc. and Elan Corporation, plc.(9)
10.48†	Letter Amendment No. 2 to License Agreement, dated April 13, 2000, by and between Solvay Pharmaceuticals, Inc and Elan Pharmaceutical Technologies.(9)
10.49†	Amendment Agreement No. 3 to License Agreement, dated as of November 7, 2006, by and between Solvay Pharmaceuticals, Inc. and Elan Corporation plc.(8)
10.50†	Xyrem Manufacturing Services and Supply Agreement, dated as of March 13, 2007, by and between the Registrant and Patheon Pharmaceuticals, Inc.(8)
10.51†	Quality Agreement, dated as of March 13, 2007, by and between the Registrant and Patheon Pharmaceuticals, Inc.(9)
10.52	Commercial Lease, dated as of June 2, 2004, by and between the Registrant and The Board of Trustees of the Leland Stanford Junior University.(9)
10.53	Sublease Agreement, dated as of February 25, 2007, by and between Xerox Corporation and the Registrant.(9)
10.54	Amendment No. 2 to Sodium Gamma Hydroxybutyrate Development and Supply Agreement, dated as of March 30, 2007, by and between Registrant and Lonza, Inc.(7)
10.55+	Directors Deferred Compensation Plan.(3)

Exhibit Number	Description of Document
10.56+	Non-Employee Director Compensation Arrangements, as modified on August 14, 2008.(18)
10.57A	Civil Settlement Agreement, dated July 13, 2007, among the United States of America acting through the entities named therein, the Registrant and Orphan Medical, Inc.(10)
10.57B	Non-Prosecution Agreement, dated July 13, 2007, between the United States Attorney's Office for the Eastern District of New York and the Registrant.(10)
10.57C	Plea Agreement, dated July 13, 2007, between the United States Attorney for the Eastern District of New York and Orphan Medical, Inc.(10)
10.57D	Corporate Integrity Agreement, dated July 13, 2007, between the Office of Inspector General of the Department of Health and Human Services and the Registrant.(10)
10.58+	Amended Executive Change in Control and Severance Benefit Plan.(1)
10.59+	Form of Amendment to Employment Agreement, by and between the Registrant and each of Bruce Cozadd, Samuel Saks, M.D., Robert Myers, Matthew Fust, Carol Gamble and Janne Wissel.(1)
10.60+	Form of Letter, amending outstanding options granted under the Registrant's 2003 Equity Incentive Plan.(1)
10.62+	Amendment No. 2 to Employment Agreement, effective on September 1, 2007, by and between the Registrant and Bruce C. Cozadd.(11)
10.63†	Addendum No. 4 to Amended and Restated Master Services Agreement, dated as of July 6, 2007, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.(11)
10.64+	Form of Restricted Stock Unit Award under the Registrant's 2007 Equity Incentive Plan.(11)
10.65+	Non-Employee Director Compensation Arrangements, as modified on December 18, 2007.(12)
10.66†	Amendment Number 4 to Development, License and Supply Agreement, dated as of October 26, 2007, by and between the Registrant and Elan Pharma International, Inc.(12)
10.67†	Addendum No. 5 to Amended and Restated Master Services Agreement, dated as of October 5, 2007, by and among the Registrant, Express Scripts Specialty Distribution Services, Inc. and Orphan Medical, Inc.(12)
10.68	Amendment No. 1 to Amended and Restated Xyrem License and Distribution Agreement, dated as of December 21, 2007, by and between the Registrant and UCB Pharma Limited.(12)
10.69†	Amendment No. 1 to License Agreement, dated as of March 12, 2008, by and between the Registrant and Solvay Pharmaceuticals, Inc.(12)
10.70	Common Stock Purchase Agreement, dated as of May 7, 2008, by and between the Registrant and Kingsbridge Capital Limited.(13)
10.71+	Amended Jazz Pharmaceuticals, Inc. Cash Bonus Plan.(14)
10.72+	2008 Executive Officer Compensation Arrangements.(14)
10.73+	Form of Stock Award Grant Notice and Stock Award Agreement under the Registrant's 2007 Equity Incentive Plan.(14)
10.74†	Master Services Agreement dated May 6, 2008, by and between the Registrant and CuraScript, Inc.(14)
10.75	Amendment No. 2 to Amended and Restated Xyrem License and Distribution Agreement, dated July 23, 2008, by and between the Registrant and UCB Pharma Limited.(16)
10.76	Antizol® Product Rights Acquisition Agreement, dated as of August 1, 2008, by and among the Registrant, JPI Commercial, LLC, Paladin Labs (Barbados) Inc., and Paladin Labs (USA) Inc.(17)

Exhibit Number	Description of Document
10.77†	Amendment No. 2 to License Agreement, dated as of October 17, 2008, by and between JPI Commercial, LLC and Solvay Pharmaceuticals, Inc.(18)
10.78	Amendment No. 3 to License Agreement, dated as of December 19, 2008, by and between JPI Commercial, LLC and Solvay Pharmaceuticals, Inc.
10.79	Amendment No. 4 to License Agreement, dated as of February 5, 2009, by and between JPI Commercial, LLC and Solvay Pharmaceuticals, Inc.
10.80+	Directors Deferred Compensation Plan, as amended.
10.81+	Amended and Restated Executive Change in Control and Severance Benefit Plan.
10.82	Revision of Payment Terms of the Plea Agreement dated as of July 17, 2007 between the U.S. Attorney for the Eastern District of New York and Orphan Medical, Inc.
10.83	Amendment to Settlement Agreement, signed by the Company on February 6, 2009, among the United States of America acting through the entities named therein, the Registrant and Orphan Medical, Inc.
10.84	Form of Registered Direct Subscription Agreement.(19)
12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page hereto).
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Acting Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certifications of Chief Executive Officer and Acting Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

+ Indicates management contract or compensatory plan.

Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

† Confidential treatment has been granted for portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended June 30, 2007, as filed with the SEC on August 10, 2007.

(2) Incorporated herein by reference to Exhibit 3.4 to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 17, 2007.

(3) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 17, 2007.

(4) Incorporated herein by reference to Exhibit 4.3 to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended June 30, 2007, as filed with the SEC on August 10, 2007.

(5) Incorporated by reference to Exhibit 4.6 to the Registrant's registration statement on Form S-1 (File No. 333-141164), as filed with the SEC on March 9, 2007.

(6) Incorporated by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1 (File No. 333-141164), as filed with the SEC on March 9, 2007.

(7) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 24, 2007.

(8) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on May 31, 2007.

(9) Incorporated herein by reference to the same numbered exhibit to the Registrant's registration statement on Form S-1, as amended (File No. 333-141164), as filed with the SEC on March 27, 2007.

(10) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K, filed with the SEC on July 18, 2007.

(11) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended September 30, 2007, as filed with the SEC on November 9, 2007.

(12) Incorporated herein by reference to the same numbered exhibit to the Registrant's annual report on Form 10-K (File No. 001-33500) for the period ended December 31, 2007, as filed with the SEC on March 31, 2008.

(13) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on May 9, 2008.

(14) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended March 31, 2008, as filed with the SEC on May 15, 2008.

(15) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on July 16, 2008.

(16) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on July 24, 2008.

(17) Incorporated herein by reference to the same numbered exhibit to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on August 6, 2008.

(18) Incorporated herein by reference to the same numbered exhibit to the Registrant's quarterly report on Form 10-Q (File No. 001-33500) for the period ended September 30, 2008, as filed with the SEC on November 14, 2008.

(19) Incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K (File No. 001-33500), as filed with the SEC on July 16, 2008.

* The certifications attached as Exhibit 32.1 accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 31.1

CERTIFICATION

I, Samuel R. Saks, certify that:

1. I have reviewed this annual report on Form 10-K of Jazz Pharmaceuticals, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2009

By: /s/ SAMUEL R. SAKS

Samuel R. Saks, M.D.
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Joan Colligan, certify that:

1. I have reviewed this annual report on Form 10-K of Jazz Pharmaceuticals, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2009

By: /s/ JOAN E. COLLIGAN

Joan E. Colligan
Acting Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION[1]

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1034, as amended (the "Exchange Act'), and Section 1350 of Chapter 63 of Title 18 of the my knowledge, pursuant to 18 U.S.C. Section 1350), Samuel R. Saks, Chief Executive officer of Jazz Pharmaceuticals, Inc.(the "Company"), and Joan E. Colligan, Executive Director and Acting Principal Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, to which this Certification is attached as Exhibit 32.1 (the "Periodic Report"), fully complies with the requirements of Section 13(a) or 159d) of the Securities Exchange Act of 1934, and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 26th of March 2009.

/s/ SAMUEL R. SAKS

Samuel R. Saks
Chief Executive Officer

/s/ JOAN E. COLLIGAN

Joan E. Colligan
Acting Principal Financial Officer

(1) This certification accompanies the Annual Report on Form 10-K to which it relates, are not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Jazz Pharmaceuticals, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Jazz Pharmaceuticals, Inc. and will be retained by Jazz Pharmaceuticals, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Company Information

Board of Directors

Samuel D. Colella
Managing Member, Versant Ventures

Bruce C. Cozadd
Chairman and Chief Executive Officer
Jazz Pharmaceuticals, Inc.

Bryan C. Cressey
Partner, Cressey and Company, LLC

Patrick Enright
Managing Member, Longitude Capital

Michael W. Michelson
Member, Kohlberg Kravis Roberts & Co. L.P.

James C. Momtazee
Member, Kohlberg Kravis Roberts & Co. L.P.

Robert M. Myers
President, Jazz Pharmaceuticals, Inc.

Kenneth W. O'Keefe
Managing Director
Beecken Petty O'Keefe & Company

Alan M. Sebulsky
Managing Partner, Apothecary Capital LLC

James B. Tananbaum
Managing Member, Prospect Venture Partners

Nathaniel M. Zilkha
Director, Kohlberg Kravis Roberts & Co. L.P.

Common Stock

Jazz Pharmaceuticals Inc. Common Stock is traded on the NASDAQ Global Market under the symbol JAZZ.

Registrar and Transfer Agent

Computershare
Telephone: 781-575-4238
P.O. Box 43023
Providence, RI 02940
www. Computershare.com

Independent Registered Public Accountants

Ernst & Young LLP
Palo Alto, CA

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. on December 15, 2009 at 3180 Porter Drive, Palo Alto, CA 94304.

Management

Bruce C. Cozadd
Chairman and Chief Executive Officer

Robert M. Myers
President

Carol A. Gamble
Senior Vice President, General Counsel and Corporate Secretary

Janne L. T. Wissel
Senior Vice President, Chief Regulatory Officer and Chief Compliance Officer

Michael DesJardin
Senior Vice President, Product Development

Mark G. Eller, Ph.D.
Senior Vice President, Research and Clinical Development

Diane R. Guinta, Ph.D.
Vice President, Clinical Research and Development

P. J. Honerkamp
Vice President, Deputy General Counsel

Edwin W. Luker
Vice President, Sales

Annette L. Madrid, M.D.
Vice President, Clinical and Experimental Medicine and Chief Medical Officer

Heather McGaughey
Vice President, Human Resources

Joel M. Rothman
Vice President, Development Operations

Joan E. Colligan
Controller, Principal Accounting Officer and Acting Principal Financial Officer

Jazz Pharmaceuticals Corporate Headquarters

3180 Porter Drive
Palo Alto, CA 94304
1-650-496-3777
www.jazzpharma.com

For More Information

Information about Jazz Pharmaceuticals can be found on the Internet at *www.jazzpharmaceuticals.com.* Inquiries regarding Jazz Pharmaceuticals and its activities may be directed to the Investor Relations Department at investorinfo@jazzpharma.com or 650-496-2800. Communications concerning stock and transfer requirements, lost certificates or changes of address should be directed to the Transfer Agent.

Safe Harbor

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our future financial and operating performance; submission and timing of applications for regulatory approval of JZP-6; our expectations with respect to the development progress and potential commercialization of any of our product candidates; our belief that we cured all material defaults under the agreement governing our senior secured notes and our ability to comply with the agreement on an ongoing basis; and our estimates regarding the sufficiency of our cash resources, anticipated capital requirements and our need for additional funding. These forward-looking statements inherently involve significant risks and uncertainties that could cause our actual results and the timing of events to be materially different from those anticipated in such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to: our ability to increase sales of Xyrem® and Luvox CR®; our dependence on single source suppliers and manufacturers; the uncertain and time-consuming regulatory approval process for JZP-6; product candidate development and clinical testing; our cash flow estimates and the potential need to raise additional funds; our ability to use net operating losses to offset taxes; market acceptance, reimbursement and competition; the holders of the senior secured notes may not agree that all material defaults under the agreement governing the senior secured notes have been cured and may attempt to accelerate the notes and declare all of the notes to be immediately due and payable, in which event we could be required to seek protection under the provisions of the U.S. Bankruptcy Code; our ability to recruit and retain key personnel; our ability to protect our intellectual property rights; our future financial performance and financial position; and those risks detailed from time-to-time under the caption "Risk Factors" and elsewhere in our Securities and Exchange Commission filings and reports, including in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 14, 2009. We undertake no duty or obligation to update any forward-looking statements contained in this document as a result of new information, future events or changes in our expectations.

Jazz Pharmaceuticals®

3180 Porter Drive
Palo Alto, CA 94304
Tel: 1-650-496-3777

www.jazzpharmaceuticals.com